Exhibit D

FEDERATIVE REPUBLIC OF BRAZIL

This description of the Federative Republic of Brazil (“Brazil” or the “Republic”) is dated as of September 30, 2009 and appears as Exhibit D to the Republic’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2008.

Until the introduction of the real in July 1994, Brazil had experienced high rates of inflation. A variety of indices exist for measuring inflation in Brazil. This document uses the General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”), a national price index based on a weighting of three other indices, the Wholesale Price Index-Domestic Supply (Índice de Preços por Atacado-Disponibilidade Interna, or “IPA-DI”) (60%), the Consumer Price Index (Índice de Preços ao Consumidor) (30%), and the National Index of Building Costs (Índice Nacional de Custos de Construção, or “INCC”) (10%). The IGP-DI, one of the most widely used inflation indices, is calculated by the Getúlio Vargas Foundation, an independent research organization. See “The Brazilian Economy—Prices”. As measured by the IGP-DI, the annual rate of inflation in Brazil was 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 9.1% in 2008. Such levels of inflation, together with the fluctuation of the Brazilian currency in relation to the U.S. dollar, should be considered by the readers of all financial and statistical information contained herein.

The following table sets forth certain exchange rate information reported by the Central Bank for the selling of U.S. dollars, expressed in nominal reais, for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the real.

Table No. 1

Commercial Exchange Rates (Selling Side)

R$/$1.00

Year	Average for Period(1)	End of Period	Percentage Change (End of Period)
2004	2.9257	2.6544	(8.1)
2005	2.4341	2.3407	(11.8)
2006	2.1771	2.1380	(8.7)
2007	1.9483	1.7713	(17.2)
2008	1.8375	2.3370	31.9

(1)	Weighted average of the exchange rates on business days during the period.

Source: Central Bank.

In January 1999, the Central Bank abandoned its exchange band mechanism, which encouraged small exchange devaluations within a specified range and which had been in effect since March 1995, and permitted the value of the real to float freely against that of the dollar. On December 31, 2008, the real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, was R$2.3370 to $1.00 while on December 31, 2007 it was R$1.7713 to $1.00. See “Balance of Payments and Foreign Trade—Foreign Exchange Rates and Exchange Controls”. In this report, references to “dollars”, “U.S. dollars”, “U.S.$” and “$” are to United States dollars, and references to “real”, “reais” and “R$” are to Brazilian reais.

The fiscal year of the federal Government of Brazil (the “Federal Government”) ends December 31 of each year. The fiscal year ended December 31, 2008 is referred to herein as “2008”, and other years are referred to in a similar manner. Tables herein may not add due to rounding.

MAP OF BRAZIL

INTRODUCTION

Brazil is the fifth largest country in the world and occupies nearly half the land area of South America. Brazil shares a border with every country in South America except Chile and Ecuador. The capital of Brazil is Brasília, and the official language is Portuguese. On December 31, 2008, Brazil’s estimated population was 189.6 million.

Following two decades of military governments, in 1985 Brazil made a successful transition to civilian authority and democratic government. A new Brazilian Constitution (the Constituição da República Federativa do Brasil, or “Constitution”) was adopted in 1988. In 1989, direct presidential elections were held for the first time in 29 years. After winning a runoff election with 61% of the vote on October 27, 2002, Luiz Inácio Lula da Silva assumed the presidency of Brazil on January 1, 2003, and was re-elected in October 2006 for a second term ending in 2010, after winning a runoff election with 60.8% of the votes.

As President, Mr. da Silva has initiated a series of social programs, including a “Zero Hunger” campaign, which is intended to eradicate famine and address poverty in the country, a “Bolsa Família” program that provides assistance to impoverished families and a “First Job” program aimed at facilitating young persons’ entry into the labor market. He has also secured reforms of the tax, pension and judicial systems, instituted a framework for public-private partnerships, introduced a regulatory framework for investment in, among others, the electricity sector and secured amendments to the country’s bankruptcy law. Finally, the da Silva administration’s economic policy has been characterized by fiscal discipline, a floating exchange rate and inflation targeting. Among the da Silva administration’s first initiatives was an increase in the consolidated public sector primary surplus target from 3.75% of real gross domestic product (Produto Interno Bruto, or “GDP”) in 2002 to 4.25% of GDP in each of 2003, 2004 and 2005. On September 22, 2004, the Federal Government announced that it had raised its primary surplus target for 2004 to 4.5% of GDP from 4.25% of GDP due to better than expected fiscal revenues. The Federal Government has maintained the primary surplus target of 4.25% of GDP in 2005 and 2006. For 2007, following the higher GDP figures that resulted from the revision in the calculation methodology announced by The National Bureau of Geography and Statistics (Instituto Brasileiro de Geografia e Estatìstica, or “IBGE”) in March 2007, the primary surplus remained unchanged in nominal terms from the initial amount of R$95.9 billion. See “The Brazilian Economy—Gross Domestic Product”. In 2008, the Federal Government had a primary surplus of R$118.04 billion, representing 4.1% of GDP. For 2009, the primary surplus target was initially set at 3.8%; however, on April 15, 2009, the Federal Government cut this target to 2.5% of GDP due to the economic crises.

On August 14, 2008, President Lula signed the budget directives law (“LDO”) for 2009. The LDO includes, among other things, a provision that allows the President to use funds of up to R$15.6 billion for additional investment in the pilot program for selected infrastructure and other public projects (Projeto-Piloto de Investimentos Publicos, or “PPI”) in 2009. On December 29, 2008, President Lula signed the annual budget law (“LOA”) for 2009. The primary surplus target for 2009 was set at 3.8% of GDP. However, the Government announced on March 19, 2009, that in order to maintain such target, it may use 0.5% of GDP from PPI resources. Furthermore, the GDP growth forecast was revised from 3.5% to 2% and, finally, to 1%. Due to the corresponding drop in tax revenues, the Government decided, in March 2009, to make a cut of R$21.6 billion in current expenses and investments; however, in May 2009, such cut was reduced to R$12.5 billion. In September 2009, the Government announced that the restrictions on current expenses and investments may be further reduced by R$5.6 billion.

On April 15, 2009, the Government cut its 2009 primary budget surplus target to 2.5% of GDP from 3.8% and set a target of 3.3% of GDP for 2010-2012. On September 17, 2009, the Government proposed a modification to the LOA that would increase the total amount of infrastructure investments that may be deducted from the primary fiscal balance from 0.50% to 0.94% of GDP. Such 0.44% increase in deductible infrastructure investments relates to investments under the Growth Acceleration Plan 2007-2010 (Plano de Aceleração do Crescimento, or “PAC”).

Mr. da Silva is a member of the Workers’ Party (Partido dos Trabalhadores, or “PT”). Following the October 2002 elections, Mr. da Silva’s party held 17.5% of the seats in the Chamber of Deputies and 12.3% of the seats in the Senate. Mr. da Silva was elected as part of a broad coalition consisting of the Liberal Party (Partido Liberal) and five smaller parties, including the Brazilian Socialist Party (Partido Socialista Brasileiro, or “PSB”) and the Brazilian Workers Party (Partido Trabalhista Brasileiro, or “PTB”). In 2003 and 2004, the PT formed new alliances with the Brazilian Democratic Movement Party (Partido do Movimento Democrático Brasileiro, or “PMDB”) and the Brazilian Progressive Party (Partido Progressista, or “PP”) and with other, small parties. As a result of these alliances, Mr. da Silva’s coalition grew to 73% of the members of the Chamber of Deputies and to 57% of the members of the Senate. Following the outcome of the general elections held in October 2006, President da Silva’s coalition consisted of 11 parties (PMDB, PT, PP, PSB, the Democratic Labor Party (Partido Democrático Trabalhista, or “PDT”), the Republic Party (Partido da República, or “PR”), PTB, the Communist Party of Brazil (Partido Comunista do Brasil, or “PCdoB”), the Green Party (Partido Verde, or “PV”), the Social Christian Party (Partido Social Cristão, or “PSC”) and the Brazilian Republican Party (Partido Republicano Brasileiro)), representing 72% of the seats in the Chamber of Deputies and 62% of the seats in the Senate.

Michel Temer, a member of the PMDB and supported by 14 other parties, was elected as the new president of the Chamber of Deputies on February 2, 2009, for the period 2009-2010. The former president of the Chamber of Deputies was Arlindo Chinaglia from PT. Senator José Sarney, also from PMDB, was elected as president of the Senate. The former president of the Senate was Renan

Calheiros, from PMDB and an ally of the President. In March 2007, President da Silva reformed his cabinet to accommodate the coalition parties, changing a total of 11 positions among ministries and secretariats.

Mr. da Silva succeeded in enacting certain pension reforms, which Brazil’s Chamber of Deputies and Senate approved. On December 19, 2003, the rules related to retirement and social security for civil servants were further modified by Constitutional Amendment No. 41. On July 5, 2005, the National Congress approved Constitutional Amendment No. 47, which modifies Constitutional Amendment No. 41 as it applies to civil servants. The adjustments include: (i) an increase in the minimum retirement age for civil servants from 48 to 55 years for women and from 53 to 60 years for men; (ii) a reduction of 30% in pensions paid for widows and orphans of civil servants in excess of the ceiling for retirement payments under the general social security system per month; (iii) a contribution to the social security system by retired civil servants of 11% of the amount by which the retired employee’s pension exceeds 60% of the above-mentioned ceiling in the case of federal retirees and 50% of the above-mentioned ceiling in the case of all other retired civil servants; (iv) a uniform contribution level for municipal, State and federal workers consisting of at least 11% of the amount of the employee’s salary; and (v) the institution of a complementary regime for new civil servants, which will require the passage of ordinary legislation. For the private sector pension system (the general social security system), the cap on social security pensions paid to private sector retirees was raised from R$1,561.56 to R$2,894. The amounts used as reference are revised every year. See “The Brazilian Economy—Constitutional Reform” and “—Social Security”.

Mr. da Silva was also able to enact certain tax reforms. On December 19, 2003, the Chamber of Deputies and the Senate approved an amended tax reform bill in the form of Constitutional Amendment No. 42. Constitutional Amendment No. 42 provides for, among other things: (i) the Delinking of Central Government Revenues (Desvinculação de Recursos da União, or “DRU”), which permits the reallocation of 20% of certain tax revenues that the Federal Government would otherwise be required to devote to specific program areas under the Constitution; (ii) the exempting of exports from the tax on the circulation of goods and services (Imposto sobre Circulação de Mercadoria e Serviços, or “ICMS”) and the establishment of a fund to compensate States for lost ICMS revenue resulting from that exemption; (iii) the imposition of the contribution for the financing of social security (Contribuição para o Fianciamento da Seguridade Social, or “COFINS”) only at the final stage of the production process, rather than at each stage of that process; (iv) a reduction of the tax on industrial products (Imposto sobre Produtos Industrializados, or “IPI”) on imports of capital goods; and (v) a requirement that the Federal Government transfer to States and municipalities 25% of the revenues from the Contribution on the Intervention in the Economic Domain (Contribuição de Intervenção no Domínio Econômico, or “CIDE”). On December 12, 2007, the Brazilian Congress failed to pass a constitutional amendment that would have extended the provisional financial contribution levy (Contribuição Provisória sobre a Movimentação Financeira, or “CPMF”). The Brazilian Congress did, however, agree to extend the DRU until 2011. In January 2008, the Federal Government announced a fiscal package to compensate for the revenue loss expected from the CPMF withdrawal. The package included a reduction in the federal budget and an increase in revenue from higher taxes on foreign exchange and credit card operations and an increase in the Social Contribution on Net Profits (Contribuição Social sobre o Lucro Líquido, or “CSLL”) for financial institutions.

On February 29, 2008, the Federal Government sent a new proposal for tax reform to the National Congress in the form of Constitutional Amendment Proposal No. 233. As of June 30, 2009, the proposal was under discussion in a special commission in the Chamber of Deputies. The main objectives of the new reform are: (i) to simplify taxes, thereby reducing bureaucracy and legislation; (ii) to extinguish the fiscal war among States; (iii) to correct distortions, thereby increasing efficiency and stimulating investments; (iv) to diminish the tax burden without affecting revenues by gradually cutting rates of the most distortive taxes; (v) to improve regional development policy instruments; and (vi) to improve the quality of cross-state interactions. The reform introduces a dual tributary system, comprised of: (i) the unification of five federal taxes (COFINS, Social Integration Program (Programa de Integração Social, or “PIS”), CIDE-fuel, CSLL, and Income Tax for Corporations) and creation of a Federal Value Added Tax (Imposto sobre Valor Adicionado Federal), to be implemented in the second year after legislative approval; (ii) the termination of 27 ICMS legislations and creation of a unified State Value Added Tax, a new ICMS; and (iii) the collection of taxes at the final destination and not, as currently the case, at the site of origination. The Proposal also introduces measures for reduction in payroll costs for corporations and the establishment of a National Fund for Regional Development (Fundo Nacional para o Desenvolvimento Regional), to coordinate the funding destination of the policy for regional development.

During the second year of his first term, Mr. da Silva was able to enact certain judicial reforms. In November 2004, Congress approved Constitutional Amendment No. 45, dated December 8, 2004, a set of reforms intended to improve the efficiency of the judicial system. Constitutional Amendment No. 45, among other things, amends Articles 102 and 105 of the Constitution to provide that the Superior Court of Justice (Superior Tribunal de Justiça, or “STJ”), and not the Federal Supreme Court (Supremo Tribunal Federal, or “STF”), is to determine whether foreign judgments and foreign arbitral awards are enforceable in Brazil. The enforcement by a Brazilian court of a foreign arbitral award is subject to the recognition of such award by the STJ. The STJ will recognize such an award if all of the required formalities are observed and the award does not contravene Brazilian national sovereignty, public policy and “good morals”.

Other reforms introduced by Constitutional Amendment No. 45 include: (i) the right of all parties to a judicial process of reasonable duration and to the means necessary to attain it; (ii) the submission by Brazil to the jurisdiction of the International

Criminal Court, the governing statute of which was ratified by Brazil in June 2002; (iii) a provision barring a retired or removed judge from practicing, for a period of three years, before the court in which he or she sat; (iv) a rule providing that decisions of the Federal Supreme Court on the merits of lawsuits challenging the constitutionality of certain acts (ações diretas de inconstitucionalidade and ações declaratórias de constitucionalidade) constitute binding precedents for the lower courts, government bodies directly linked to federal, State or municipal powers and entities created to perform government activities in a decentralized manner; (v) a rule providing that the Federal Supreme Court may issue summary legal principles (súmulas) that are binding on the lower courts and the direct and indirect administration; (vi) the establishment of a fifteen-member National Council of Justice (Conselho Nacional de Justiça) to oversee the administrative and fiscal management of the judiciary; and (vii) the establishment of a fourteen-member National Council of the Public Ministry (Conselho Nacional do Ministério Público) to oversee the administrative and fiscal management of the public prosecution service.

Law No. 11,187 dated October 19, 2005, introduced further reforms by amending Brazil’s Civil Procedure Code to limit interlocutory appeals (agravos). In December 2006, Law No. 11,417 sanctioned the binding clause—the mechanism which obligates lower court judges to follow decisions adopted by the STF. As a result, lower court judges are required to follow STF precedents, which may reduce the amount of appeals and expedite court decisions. In addition, two other laws regarding courts reform were sanctioned during the same month of 2006: Law No. 11,418 dated December 19, 2006, which limits the analysis of appeals by STF to general pertinent questions considered relevant to society as a whole and Law No. 11,419 dated December 19, 2006, which provides for the digitalization of the judicial process, thereby allowing judges in all of Brazil to work with electronic documents in order to expedite the judicial process.

In June 2006, the new Law of Civil Execution (Law No. 11,232/05 of December 22, 2005) was enacted. It defines new procedures to expedite debt judgments. Pursuant to this Law, after the judge’s decision, the debtor will be required to pay the outstanding debt in 15 days. In the case of non-payment there will be a penalty of 10% of the amount due. Pursuant to this Law, the debtor also shall not auction its assets in order to avoid its debts and the automatic stay against the execution of the judgment has been eliminated.

Law No. 11,382, sanctioned in December 2006 and relating to extra-judiciary bank certificates execution, may expedite debt judgments in the Republic and favors banking spread reductions and more credit concessions. The new legislation shall permit the petitioner to obtain a certificate in order to block the debtor’s physical goods (vehicles, real estate) from being sold before the debt payment. The new distraint system shall also be utilized and the debtor’s goods will be impounded in order to guarantee the debt payment and sold if payment does not occur. Evaluation of physical goods shall be done by the judicial officer and the transfer of goods from the debtor to the creditor shall have priority in such evaluation. The debt may be paid in installments by the debtor if it recognizes its debts and has previously made a deposit of 30% of the total value of the debt.

The National Congress is also considering Constitutional Amendment Proposal No. 358/05, which relates to the second stage of the judiciary reform. The proposal, among other things, would provide for lifetime tenure of magistrates only after 3 years of practice, forbid nepotism in the judicial system, modify the composition of the Superior Military Court and expand the authority of the Federal Supreme Court and of the Superior Court of Justice. The Congress is also considering Constitutional Amendment Proposal No. 182/07, which establishes that political mandates belong to the political parties and not to the individual elected. The Proposal follows a decision from the Electoral Supreme Court and from the Federal Supreme Court and establishes that any individual elected can lose the mandate if he or she changes parties during his or her term.

Changes have also been made to improve the investment climate. On December 30, 2004, President da Silva sanctioned Law No. 11,079, which provides for the formation of two types of “public-private partnerships” (Parceiras Público-Privadas or “PPP”): (i) contracts for concessions of public works or utility services under which private party concessionaires receive payments from a public sector entity in addition to tariffs charged to end-users and (ii) contracts for rendering of services under which a public sector entity is the end-user. PPP contracts must be worth at least R$20 million and provide for a service period of between five and 35 years, including extensions of the term. All such contracts can only be awarded through a public bidding process. Because the concessionaires will only begin to receive payments when the services under the PPP contract are provided, the private parties will have to obtain private financing for the construction of the facility that is to provide the services under the contract. Law No. 11,079 permits payments from the public sector entity to be made directly to the contractor’s creditors, thereby reducing the creditors’ overall credit risk. The federal PPP program is overseen by a management committee appointed by the Ministry of Planning, Budget and Management, the Ministry of Finance and the Office of the Chief of Staff (Casa Civil da Presidência da República). The management committee is charged with selecting the projects for and regulating the federal PPP program. On October 30, 2006, the Federal Government announced the first PPP for the construction of a data center (Datacenter) to be shared by the Public Saving Bank (Caixa Econômica Federal, or “CEF”) and the Banco do Brasil S.A. (“Banco do Brasil”). On December 8, 2008, the Court of Audit (Tribunal de Contas da União) approved Projeto Pontal, an irrigation project in the State of Pernambuco, which is expected to become the first PPP project implemented at the federal level. The Court of Audit imposed only one condition – that the State of Pernambuco grant an environmental license. This license was granted on April 14, 2009, and the public bidding documents were released in May 2009. See “The Brazilian Economy—Incentives for Private Investment”.

Certain States have enacted their own PPP laws, including São Paulo, Minas Gerais, Bahia, Goiás, Ceará, Rio Grande do Sul and Santa Catarina. On November 26, 2006, the State of São Paulo signed the first PPP project in Brazil, which includes construction of a 12.8 km subway line in the city of São Paulo. The project includes US$340 million in investments from private partners. On June 16, 2009, the Governor of the State of Minas Gerais, Aecio Neves, and the directors of the Prison Managers Associates consortium (GPA), signed the first PPP contracts in Brazil involving the penitentiary sector.

On January 22, 2007, the Federal Government unveiled the Growth Acceleration Plan 2007-2010, a set of measures seeking to: (i) create incentives for private investment; (ii) increase public investment in infrastructure; and (iii) remove bureaucratic, administrative, normative, legal and legislative obstacles to growth. The measures are grouped under five broad headings: infrastructure investment, stimulus to credit and financing, improvement in the investment climate, tax exemptions and improvements in the tax system, and long-term fiscal measures. In the infrastructure area, the PAC projects investments of R$504 billion in the period 2007-2010, of which R$436 billion would come from state-owned companies and from the private sector. See “The Brazilian Economy—Incentives for Private Investment”.

In 2008, the annual budget for the PAC was R$18.9 billion, of which R$17 billion was committed and R$11.4 billion was spent. In the beginning of 2009, the Brazilian economy continued to suffer the effects of the international crisis. As a result, the Federal Government increased the previous project investments from R$504 billion to R$645 billion for the period 2007-2010. In 2009, the annual budget for the PAC was R$20.5 billion, of which, by May 2009, R$7.7 billion had been committed, representing an increase of 75% compared to 2008 (R$4.4 billion), while R$3.7 billion was spent, 20% more than 2008 expenditures of R$3.1 billion.

On June 12, 2007, the Federal Government announced a set of measures to stimulate the competitiveness of selected industrial sectors affected by the real appreciation against the U.S. dollar. On July 24, 2007, the Federal Government issued Provisional Measure No. 382 (enacted as Law No. 11,529 of October 22, 2007), which defined tax reductions for the purchase of capital goods and production inputs, as well as special loans up to R$ 3.0 billion for some exporting sectors, such as textiles, wood furniture and shoes.

On December 28, 2007, President da Silva enacted Law No. 11,638, which conforms Brazilian accounting legislation to international standards and is aimed at facilitating the operation of foreign companies in Brazil. The Law also makes mandatory the disclosure of corporate balance sheets from large closely-held companies and the evaluation of assets and liabilities of share companies by market value. Publicly-traded companies must also regularly release cash flows and added value statements.

On March 12, 2008, the Ministry of Finance issued a set of measures aimed at containing the appreciation of the real and stimulating exports. These measures were, (i) the elimination of the Tax on Financial Transactions (Imposto sobre Operações Financeiras, or “IOF”) on exports, (ii) the reduction of the foreign exchange cover from 70% to 0% (exporters are no longer required to bring proceeds from exports to Brazil), and (iii) a recovery of the IOF, with a rate of 1.5% in investments from foreign funds in fixed-income securities of the National Treasury.

On May 12, 2008, the Federal Government announced a new policy for industrial development, the Plano de Desenvolvimento Produtivo. The program consists of a comprehensive set of goals for industrial production and investment, targeting an increase of supply capacity, better results for the balance of payments, improvements on productivity and innovation and development support for medium and small firms. To achieve these goals, the package defined the following global targets to be reached by 2010: (i) an increase in the amount of fixed investments (21% of GDP compared to 17.6% in 2007), (ii) an increase of Brazil’s world export market share to 1.25% of GDP (compared to 1.18% in 2007), (iii) an increase of private investment in research and development to 0.65% of GDP (compared to 0.51% in 2007), and (iv) a 10% increase in the amount of exporting by medium-sized and small-sized firms. On the microeconomic level, the policy focuses on different instruments in order to reach specific goals according to economic sectors because of the diversity of the industries and different levels of development. In order to stimulate activity, the package includes an additional budget of R$210 billion until 2010 from the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”) to finance the industry and services sector, as well as a 20% reduction on its lending spread. A tax exemption of up to R$21 billion is also included, focusing on exporting industries and sectors that provide positive externalities, such as the electronics and high technology sectors.

On February 9, 2005, President da Silva sanctioned a bankruptcy law that had been under consideration by the Congress for ten years, as well as changes to the tax code. The new bankruptcy law, Law No. 11,101, among other things, (i) places a cap equal to 150 times the minimum monthly salary on claims in bankruptcy proceedings by employees for such items as unpaid wages, unused vacation time and the 40% penalty for unjust dismissals; (ii) gives secured creditors priority over tax claims in bankruptcy proceedings; and (iii) ends a “succession” doctrine that makes a purchaser of assets from a bankrupt company or from a company under judicial reorganization responsible for certain of the insolvent company’s tax and social security obligations as a consequence of the acquisition, and, in the case of a company under bankruptcy proceedings, the debtor’s labor claims. The Federal Government expects the measure to reduce interest rates charged by financial institutions for domestic loans.

Measures are also being taken to facilitate the access of foreign investors to domestic financial markets. In November 2005, the Federal Government simplified the process for the registration of securities with the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and of the generation of the CNPJ number, two necessary steps to allow foreign investors to operate in the domestic markets.

Law No. 11,312 dated June 27, 2006, exempts foreign investors from a withholding tax on trading in Brazilian government bonds. The exemption is limited to investment funds that have at least 98% of their assets invested in Brazilian government bonds and in which all of the investors are nonresidents of Brazil. The exemption does not apply to repurchase transactions or to investors that are resident in countries that have no capital gains taxes or that impose such a tax at a rate lower than 20%. The exemption is intended to increase the demand for Brazilian government bonds and reduce Brazil’s borrowing costs.

On January 15, 2007, the Federal Government sanctioned Complementation Law No. 127, which provides for the opening of the reinsurance market for private companies (domestic and foreign) in a segment that was monopolized by the Brazilian Reinsurance Institute (Instituto de Resseguros do Brasil, or “IRB”), a state-owned company. The new law also defines the rules for the operation of co-insurance (risk sharing of a policy between two or more insuring companies) and of retrocession (transference of risks between re-insurers).

In order to stimulate economic activity and increase liquidity to minimize the effects of the international crises, the Federal Government has implemented expansionary fiscal and monetary policies, as well as other measures since September 2008. Among the instruments used are the following: a package of tax reductions, increases in PAC resources, creation of a housing program (“Minha casa, Minha Vida”, or “My House, My Life”), creation of a credit line for agriculture, reduction of reserve requirements for Brazilian banks, a series of reductions of the Selic rate, sales of foreign exchange swaps, rescues of certain banks by the Central Bank and currency swap operations with central banks of others countries.

In addition, other measures are being taken by the Federal Government regarding the cost of some credit lines. For instance, BNDES announced it will reduce the cost of the credit line available for capital goods purchases by reducing the interest rate from 11.0% to 5.5% until the end of 2009. This subsidy is expected to cause a maximum impact of R$42 billion in the public accounts, assuming all the money available in BNDES’s balance sheet for such specific credit lines is lent.

The Minister of Finance, Guido Mantega, announced that the Credit Guarantor Fund (Fundo Garantidor de Créditos, or “FGC”) will be implemented by the end of 2009 with an initial federal-sponsored investment of R$1 billion. The FGC is designed to reduce the cost of credit for small and medium companies.

On October 30, 2008, the Central Bank published Resolution No. 3629 which provides for new uses of the funds obtained from savings deposits. As a result, Brazilian banks were able use up to 5% of the total balance of their savings deposits to provide until March 31, 2009, financing for construction companies in the form of credit lines for working capital. This measure also set 60 months as the maximum term for financing. On November 13, 2008, the Central Bank published Resolution 3,635, allowing the CEF to provide working capital financing earmarked for civil construction in a total amount of up to R$3 billion, with the exclusive purpose of giving an additional guarantee and reducing the perception of risk of the operations. The Advisory Board of the Time-in-Service Guarantee Fund (Fundo de Garantia do Tempo de Servico, or “FGTS”) also approved, on December 2, 2008, a credit line of R$3 billion for construction companies in 2009.

There were also other more specific sector measures that followed the previous measures. Resolution No. 3,628, October 30, 2008, authorized the utilization of new credit operations in the amount of R$8 billion earmarked for Petrobras, a Brazilian oil company. The Board of the Workers Support Fund (“CODEFAT”) approved, on November 6, 2008, a credit of R$2.25 billion for micro and small Brazilian companies – it also decided in anticipation of the Annual Programming of Special Deposits investments (Programação Anual de Aplicação dos Depósitos Especiais, or “PED”) of 2009 to start from the 1st day of January 2009, which represented R$4 billion for this credit line. For the naval construction, the Federal Government announced the provision of R$10 billion from the Merchant Marine Fund (FMM) and suspension of the payment of the IPI by Decree No. 6,704 of December 19, 2008. For the agricultural sector, a credit line of R$12.6 billion was created, with resources of the BNDES, earmarked for the program of financing for storage of alcohol and for farming and working capital.

Also as a general policy matter, the Federal Government decided to increase the financing capacity of BNDES. On October 30, 2008, the Advisory Board of the FGTS approved the acquisition of up to R$7 billion in debentures issued by BNDES. On December 1, 2008, BNDES created a new credit line for the financing of the working capital of Brazilian companies, the Special Program of Credit – PEC, with a budgetary endowment of R$6 billion valid until June 30, 2009. Art. 15 of Provisional Measure No. 450 (subsequently enacted as Law No. 11,943 of May 28, 2009) of December 9, 2008, authorized the Republic to transfer up to US$2 billion obtained from the World Bank (“IBRD”), to BNDES by means of credit operations. Through Provisional Measure No. 453 of January 22, 2009 (subsequently enacted as Law No. 11,948 of June 16, 2009), the Republic was authorized to grant credit to BNDES, in an amount of up to R$100 billion. Previously, Provisional Measure No. 439 of August 29, 2008 (subsequently enacted as Law 11,805 of November 6, 2008), had already authorized the Republic to grant credit to BNDES in the maximum amount of R$15 billion.

Law No. 11.887, dated December 24, 2008, created the Brazil Sovereign Fund (Fundo Soberano Brasileiro, or “FSB”), an anti-cyclical mechanism the objective of which is to promote investments in assets in Brazil and abroad, create public savings, minimize the effects of the economic and financial crises, as well as promote projects of strategic interest to Brazil. To complement the FSB, on the same day, Provisional Measure No. 452 was amended and authorized Brazil to issue treasury bonds to establish the FSB. As of December 2008, the FSB was valued at R$14.2 billion, or approximately 0.5% of GDP. Provisional Measure No. 452 was not approved by Congress and lost its validity on June 1, 2009 – there was no need to issue a new measure.

On March 25, 2009, the Government created the program “My House, My Life”, through Provisional Measure No. 459 (subsequently enacted as Law No. 11,977 of July 7, 2009), with the objective of building one million houses for low income families. This program will have resources of up to R$60 billion, of which R$34 billion will be provided through subsidies from the Federal Government and BNDES, and R$26 billion originating from FGTS financing.

On March 30, 2009, as a result of the increase in job losses registered in the months preceding March 2009, the Board of the Workers’ Support Fund (Fundo de Amparo ao Trabalhador, or “CODEFAT”) enacted Resolution No. 595 extending from five to seven months the payment of unemployment insurance benefits for workers of certain sub-sectors of activity most affected by the global crisis.

On September 24, 2008, in an attempt to maintain appropriate liquidity conditions in the financial market, the Central Bank started to take measures to generate currency liquidity, including enacting Circular No. 3,405), which postponed the schedule of increase in the rate of collection of inter-financial deposits from leasing companies and increased from R$100 million to R$300 million the amount to be deducted from reserve requirements on cash, time and savings deposits. The maximum limit of deduction was again raised to R$1 billion, by Circular No. 3410, of October 13, 2008. The rate of the additional reserve requirements over cash and time deposits was reduced from 8% to 5%, by Circular No. 3408 of October 8, 2008. Also, on October 13, 2008, Circular No. 3,412 was enacted in order to allow the deduction of acquired values of foreign currency with a commitment of repurchase by the Central Bank of the reserve requirement over inter-financial deposits.

The Central Bank also started implementing several changes to reserve requirements of Brazilian financial institutions. Circular No. 3,413, dated October 14, 2008, reduced the margin (from 45% to 42%) for cash reserve requirements and on December 19, 2008, the Central Bank issued Circular No. 3,426 and Circular No. 3,427 improving and simplifying the previously enacted rules regarding such reserve requirements.

Simultaneously, in the export and exchange rate markets, foreign exchange swaps auctions and dollar auctions were carried out by the Central Bank as a way to increase the offering of foreign currency in Brazil. According to the Press Note published on October 23, 2008, the Central Bank decided to, amongst its strategy of mitigating the impact of the international financial crisis on the Brazilian economy, implement a program of sales of foreign exchange swaps in the maximum amount of US$50 billion. In connection with these undertakings to increase the offering of foreign currency, on October 22, 2008, the President of the Republic signed Decree No. 6,613, which reduced to zero the IOF tax rate on operations related to external loans and to investments of resources in the financial and capital markets. Through May 5, 2009, the Central Bank injected a total of US$26 billion through auctions of securities.

On October 14, in order to increase the credit available to the agricultural sector, the National Monetary Council (Conselho Monetario Nacionál, or “CMN”) approved Resolution No. 3,623, 2008, which increased by 5 percentage points the rural reserve requirements of cash deposits (from 25% to 30%) during the period from November 1, 2008 through June 30, 2009. The CMN also approved Resolution No. 3,625, dated October 30, 2008, that increased from 65% to 70% the investment requirement of resources of the rural savings and reduced the reserve requirement of the rural savings deposits from 20% to 15% through June 30, 2009. Resolution No. 3,625 established that a maximum of 60% of the resources of the requirement would be earmarked exclusively for rural credit operations, and the remaining 40% would be earmarked for an enlargement of the financing of rural product credit notes.

On October 6, 2008, Provisional Measure No. 442, (subsequently enacted as Law No. 11,882 of December 23, 2008), authorized the Central Bank to rescue banks with special operations of rediscount and with guarantees of loans in foreign currency. Pursuant to such Provisional Measure, the Central Bank was also allowed to authorize the issue of leasing credit securities by financial institutions. on October 21, 2008, Provisional Measure No. 443 (enacted as Law No. 11,908, of March 3, 2009) authorized the Banco do Brasil and the CEF to form subsidiaries and acquire interests in financial institutions. It also authorized the creation of an investment bank called Caixa Banco de Investimento S.A., which is an integral subsidiary of the CEF, with the objective of exploring investment bank activities and other operations provided in the applicable legislation.

Resolution No. 3,631, dated October 30, 2008, regulated the swap line of currencies between the Central Bank and the U.S. Federal Reserve based on Art 6º of Provisional Measure No. 443, which authorized the Central Bank to implement currency swap transactions with central banks of others countries. According to the Press Note issued by the Central Bank, the swap line of U.S. dollars for Brazilian Real totaled US$30 billion and was valid until April 30, 2009. This date was first extended to October 30, 2009, and on June 25, 2009, the Central Bank and the U.S. Federal Reserve further extended the date to February 1, 2010. This measure aims to ease the lack of liquidity in the international market.

With the objective of overcoming a shortage of liquidity, the Central Bank issued CMN Resolution No. 3.672, on December 12, 2008 and Circular No. 3,434, on February 4, 2009. These measures established criteria and special conditions for loans in foreign currency, which allowed the Central Bank to guarantee on behalf of Brazilian companies the payments of offshore loans with payments due in 2008 and 2009.

In early 2009, the Central Bank took two important measures with the objective of reducing dollar demand. Resolution No. 3.675 of January 29, 2009, enabled interested companies to extend the period of export foreign exchange contracts by approximately 360 days, until January 31, 2010. Pursuant to this Resolution, companies that contracted long positions in foreign exchange, but that did not export, have until the end of January 2010 to effect the related export. Additionally, the Central Bank published Circular No. 3.434, on February 4, 2009, establishing proceedings for foreign currency operations by Brazilian entities with offshore payment commitments due in 2009.

On February 5, 2009, the Central Bank issued Circular No. 18,040, reestablishing procedures for the use of resources from international reserves in order to finance the restructuring by Brazilian companies of their offshore debt. The value of the loan will be limited by the aggregate amount of the signed credit contracts between the institution and its clients, which will have to be pledged to the Central Bank to secure the loan.

On March 4, 2009, the Central Bank determined, through Resolution No. 3,689, that Brazilian financial institutions will also have access to the U.S. dollars in the international reserves to pay and refinance debt with their offshore subsidiaries.

In addition, on March 25, 2009, the Central Bank issued Circular No. 3,444 of March 25, 2009, allowing financial institutions to offer guarantees in reais in auctions of international reserves as long as they are attached to a mechanism of foreign exchange currency contracts. The mechanism of U.S. dollars auctions backed by reserves was launched to loosen the export market, financing long positions in foreign exchange.

On February 13, 2004, the Federal Government fired Waldomiro Diniz, an aide to President da Silva’s former Cabinet Chief, José Dirceu, after a weekly news magazine posted a video on its website that allegedly showed Mr. Diniz in 2002, while Mr. Diniz was the head of the State of Rio de Janeiro’s lottery company, soliciting campaign contributions for two PT candidates and offering political favors in return. The Federal Government maintained that Mr. Diniz’s alleged misconduct occurred before President da Silva’s inauguration and was not connected to the current administration. As a result of an internal investigation, the Federal Government announced on March 23, 2004 that Mr. Dirceu had been cleared of any wrongdoing. On June 22, 2005, the Supreme Court ruled that the President of the Brazilian Senate was required to form a parliamentary commission of inquiry to investigate the country’s bingo industry.

In addition, in July 2004, a weekly news magazine in Brazil reported that Henrique Meirelles and Luiz Augusto Candiota, the Central Bank’s president and director of monetary policy, respectively, were being investigated by the public prosecutor’s office for tax evasion and other fiscal infractions and that their names had been mentioned at a Parliamentary Commission of Inquiry (Comissão Parlamentar de Inquérito, or “CPI”) investigating capital flight through Banco do Estado do Paraná S.A. (“Banestado”), then the bank of the State of Paraná. According to the report, Mr. Meirelles had failed to file a tax return for 2001 on the grounds that he had been living abroad, although he had claimed that he was a resident of the State of Goiás during that period to run for Congress as a candidate of the Brazilian Social Democratic Party (Partido da Social Democracia Brasileira). Mr. Candiota, according to the report, had failed to report transfers of funds through MTB Bank in New York. Both individuals have denied any wrongdoing. Mr. Candiota resigned from his position, saying that he wished to avoid harm to the Central Bank. The public prosecutor’s office subsequently confirmed that it was conducting these investigations. Law No. 11,036 dated December 22, 2004, elevated the Governor of the Central Bank to ministerial status. As a result of such ministerial status, the Governor of the Central Bank can only be tried by the Federal Supreme Court.

On May 25, 2005, a joint session of the National Congress approved the formation of a CPI to examine charges of corruption in the postal service. The vote to form the CPI came after the release by a news magazine of a video recording of the former head of the postal service’s procurement and inventories management department appearing to accept a bribe and stating that he represented a government-allied political party, later identified as PTB. The final report of the CPI on the postal service was approved in April 2006.

The Report confirms that Congressmen have received money in exchange for voting in favor of the Federal Government. However, no connection with President da Silva has been established.

On June 6, 2005, a daily newspaper in São Paulo reported that Roberto Jefferson, the head of the PTB, had alleged that PT had paid certain Congressmen $12,000 per month for their support in Congress. Mr. Jefferson further alleged the payments had continued, even after he had informed Cabinet Chief José Dirceu and Finance Minister Antônio Palocci. According to Mr. Jefferson, the payments stopped only after he had informed President da Silva of such payments. Mr. Jefferson stated that President da Silva had been previously unaware of such payments but alleged that certain senior officials of PT had overseen such payments. PT has denied the allegations. Testifying before the Congressional ethics committee on June 14, 2005, Mr. Jefferson admitted that he had no evidence to support any of his accusations. Mr. Jefferson and certain members of his party are the focus of the CPI investigation on corruption in the postal service and the IRB. On June 14, 2005, the President of the National Congress received a formal request signed by 205 Deputies and 41 Senators for the installation of a CPI to examine the accusations made by Mr. Jefferson. On June 16, 2005, Mr. Dirceu resigned from his position as Cabinet Chief. On July 5, 2005, the National Congress approved the formation of a CPI to investigate the allegations of monthly payments to legislators. Known as the “CPI do Mensalão,” this CPI also charges that similar payments had been made during former President Fernando Henrique Cardoso’s administration to purchase votes for, among other things, a constitutional amendment that permitted Mr. Cardoso and State Governors to run for reelection. On November 16, 2005, this CPI was concluded without taking any further action.

Certain opposition parties filed suit against the PT on July 19, 2005 after the former treasurer of the PT admitted during a television interview in July 2005 that the PT had raised funds illegally to finance election campaigns. The chairman, president and treasurer of the PT each resigned from their respective posts in July 2005. On September 2, 2005, two parliamentary commissions of inquiry jointly recommended the expulsion of 19 Congressmen accused of participating in the scheme involving monthly payments to certain legislators. Four Congressmen have resigned, and 12 have been acquitted. The Chamber of Deputies has expelled Roberto Jefferson, for, among other things, making allegations without proof of alleged monthly payments to certain Congressmen in exchange for their support. Former presidential chief of staff José Dirceu and Pedro Corrêa were also expelled. Severino Cavalcanti, a member of the PP and president of the Chamber of Deputies, who has been accused of extorting payments from a catering company operating in the Congressional building, also resigned after facing expulsion. Aldo Rebelo, a Congressman from PCdoB, an ally of the Federal Government, was elected as president of the Chamber of Deputies.

On March 27, 2006, Antonio Palocci Filho resigned as Brazilian Finance Minister. Mr. Palocci had served in that position since January 1, 2003. President da Silva designated Guido Mantega, the president of the BNDES, to replace Mr. Palocci as Finance Minister. Mr. Mantega has served as the Minister of Finance since March 28, 2006.

The parliamentary commission of inquiry which investigated corruption in the postal service approved its final report on April 5, 2006. The report concluded that there is evidence of monthly payments to Congressmen and incriminated more than 100 people.

In June 2006, members of the Bingo CPI approved a final report recommending the indictment of 48 people, including the ex-Minister of Finance, Antonio Palocci. Regarding irregular campaign financing, the final report recommends the indictment of Paulo Okamotto, the President of the Brazilian Support Service to Micro and Small Companies. Mr. Okamotto is accused of money laundering and crimes against the tax system. The document was sent to the General Attorneyship of the Republic, the Federal Police and State offices in order to continue the investigation.

Also in June 2006, Congress approved the formation of a CPI to investigate allegations of irregularities in ambulance purchases. Irregularities included deputies and senators who used resources from the Federal Budget to buy overpriced ambulances. The Parliamentary Mixed Commission of Inquiry (Comissão Parlamentar Mista de Inquérito, or “CPMI”) identified 69 deputies as parties to the scheme. Two of them renounced their mandates as deputies. Out of the 67 deputies who were to be reelected in October only five were reelected. Out of these five, three had their candidacies terminated by the Chamber of Deputies Council of Ethics because of evidentiary inconsistencies. Three senators also allegedly involved in the scheme were absolved by the Senate Council of Ethics and one of them was not reelected. In December 2006, CPMI approved its final report and there was no evidence linking President da Silva or his ex-Ministers of Health to this scheme.

On May 3, 2007, the Chamber of Deputies installed a CPI to investigate the causes of the crisis in air traffic control. The CPI concluded its investigations on October 31, 2007. The final report makes recommendations for measures to improve air traffic as a whole, including the possibility of private investments in Brazilian airports, and investigates alleged irregularities of Infraero, the Brazilian government corporation responsible for administering the main Brazilian commercial airports.

On December 4, 2007, Renan Calheiros resigned as president of the Brazilian Senate immediately before an impeachment vote was scheduled in the Senate. Calheiros had been accused of five different charges before the Ethics Council of the Senate, including having personal expenses paid for by a construction company. By resigning, Calheiros avoided expulsion by the Brazilian

Congress, which could have prevented him from running for elected office for at least eight years. Calheiros has been acquitted from two of the charges, while the rest of the charges were dismissed for lack of evidence. Senator Garibaldi Alves Filho, from the PMDB, was elected President of the Senate on December 12, 2007.

On March 11, 2008, the Brazilian Congress appointed a Joint Parliamentary Committee of Inquiry to investigate irregularities in the use of Federal Government issued corporate credit cards by members of the Federal Public Administration during the administrations of former President Fernando Henrique Cardoso and President Lula. The final report, released on June 5, 2008, proposes rules to limit the issuance and the use of the corporate credit cards. No member of the current or past Federal Government was named in relation to any wrongdoing.

On May 15, 2009, the creation of a CPI in the Senate was requested to investigate irregularities in Petróleo Brasileiro S.A. (“Petrobras”) and in the National Agency of Petrol, Natural Gas and Biofuel (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis, or “ANP”). The CPI of Petrobras was initiated on July 14, 2009, and will investigate the following: alleged fraud in auctions for the overhaul of platforms of petrol exploration previously investigated in operation “Deep waters” by the Federal Police (Polícia Federal, or “PF”); possible irregularities in the provision of contracts for construction of platforms, alleged by the Court of Audit; misappropriations of petroleum royalties, which were also investigated by the PF; and alleged fraud previously investigated by the Federal Public Ministry involving payments and compensation made by the ANP to sugar mill owners. An investigation may also be opened regarding the use of accounting methods by Petrobras to reduce these tax burdens.

The President of the Senate, José Sarney, has been accused of creating jobs and granting benefits to senators by secret measures and without public knowledge over the past 14 years. The four parties with representation in the Senate (DEM, PSDB, PDT and PSOL) have requested the temporary removal of Sarney from the presidency until the investigation of this matter is completed.

Prior to the introduction of the real as Brazil’s official currency in July 1994 pursuant to the Plano Real, Brazil’s economic performance had been characterized by macroeconomic instability, including extremely high rates of inflation and significant and sudden currency devaluations. Pre-Plano Real stabilization efforts, which included wage and price controls, failed to contain inflation for any extended period. See “The Brazilian Economy—Historical Background”. The Plano Real, which the Federal Government announced in December 1993 and fully implemented in July 1994, succeeded in lowering inflation from an annual rate of 2,708.4% in 1993 and 909.6% in 1994 to 14.8% in 1995, 9.3% in 1996, 7.5% in 1997 and 1.7% in 1998, as measured by the IGP-DI. The inflation rate increased to 20.0% in 1999, however, following the decision of the Central Bank in January 1999 to permit the value of the real to float against that of the dollar. The inflation rate subsequently declined as a consequence of the implementation of the inflation targeting regime by the Central Bank in June 1999, registering 9.8% in 2000 and 10.4% in 2001. See “The Brazilian Economy—Prices”.

In addition, the value of the real has at times fluctuated significantly against the U.S. dollar. The second half of 2002 and the first quarter of 2003 posed several challenges for Brazil, for example, which arose in large part from the effects of Argentina’s financial crisis, a weak global economy, uncertainties about the country’s national elections held in October 2002 and concerns about terrorism and tensions in the Middle East. Through much of the period from July through October 2002, the real declined against the U.S. dollar. The real-U.S. dollar exchange rate (sell side), as published by the Central Bank, declined from R$2.8444 to $1.00 on June 28, 2002 to R$3.8949 to $1.00 on September 30, 2002 before reaching a low of R$3.9552 to $1.00 on October 22, 2002. Following the October 2002 elections, the real began to recover against the U.S. dollar, reaching R$3.5333 to $1.00 on December 31, 2002, R$2.8892 to $1.00 on December 31, 2003, R$2.6544 on December 31, 2004, 2.3407 on December 31, 2005 and 2.1380 on December 31, 2006. On June 30, 2008, the real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$1.5919 to $1.00. Because of the current international financial crisis, the real depreciated significantly and reached R$2.337 to $1.00 on December 31, 2008. Nevertheless, in 2009, the real recovered against the U.S. dollar and on June 30, 2009 it was R$1.9516 to $1.00. See “Balance of Payments and Foreign Trade—Foreign Exchange Rates and Exchange Controls”.

Largely as a result of a depreciation in the value of the real in 2002 and 2003, increases in administered prices (prices subject to Federal Government regulation, such as rates for telephone calls and prices for gasoline and other petroleum derivatives, and prices governed by contracts with vendors, such as fares charged for certain public transportation) and rising oil prices in the world markets, the inflation rate began to rise in Brazil during the fourth quarter of 2002. The inflation rate, as measured by IGP-DI, began to accelerate in October 2002, increasing 4.2% in October 2002 and 5.8% in November 2002. Although the inflation rate subsequently subsided, it reached 26.4% in 2002, 7.7% in 2003, 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 9.1% in 2008. For the 12 months ending June 30, 2009, the inflation rate, as measured by IGP-DI, was0.7%. See “The Brazilian Economy—Prices” and “Balance of Payments and Foreign Trade—Foreign Exchange Rates and Exchange Controls”.

To address rising inflation during the last quarter of 2002, the Central Bank increased its overnight Over/Selic interest rate target from 18% to 21% on October 14, 2002, 22% on November 20, 2002, 25% on December 18, 2002, 25.5% on January 22, 2003 and 26.5% on February 19, 2003. The International Monetary Fund (“IMF”) also announced on September 6, 2002, in response to Brazil’s economic situation, that it had approved Brazil’s request for a 15-month standby facility of 22.8 billion in special drawing rights (“SDR”) (approximately $32.4 billion as of June 13, 2003) to support the country’s economic and financial program through December 2003. The standby facility was extended for another fifteen months in December 2003. In addition, in December 2003, the IMF extended by one year repurchases of SDR 4 billion (approximately $5.8 billion) that Brazil would otherwise have been required to make in each of 2005 and 2006. On March 22, 2005, the IMF announced that it had completed its tenth and final review of Brazil’s performance under the standby facility, and on March 28, 2005, the Federal Government announced that it had decided not to request IMF support under a successor arrangement. The standby facility expired on March 31, 2005. On July 22, 2005, Brazil made a prepayment of SDR 3.42 billion (approximately $4.91 billion). On December 27, 2005, Brazil prepaid the SDR 10.8 billion (approximately $15.5 billion) that remained outstanding under the IMF facility. See “The Brazilian Economy—Economic Events and Policies” and “Public Debt—External Debt”.

Noting that the inflation rate as measured by the broad consumer rate index Consumer Amplified Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”) was likely to meet its target of 5.5% for 2004 and 4.5% for 2005 (with tolerance levels of plus or minus 2.5 percentage points), the Central Bank reduced its Over/Selic interest rate target from 26.5% on May 21, 2003 to 16.0% on April 14, 2004. However, in an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target from September 2004 to May 18, 2005, reaching 19.75%. The Central Bank gradually reduced its Over/Selic rate target from 19.5% on September 14, 2005 to 11.25% on September 5, 2007, but to manage renewed inflationary expectations resulting from accelerated growth, the Central Bank increased its Over/Selic rate target to 11.75% on April 16, 2008, to 12.25% on June 4, 2008, to 13.00% on July 23 and to 13.75% on September 10, 2008, which was maintained until the end of 2008.

On May 13, 2009, the Ministry of Finance announced, the intention to collect income tax on savings/investments vehicles and to reduce tax for fixed income investments. The intent of such measures would be to prevent the migration of large investors to savings (which is indexed at 0.5% per month) before a continuous reduction in the Over/Selic rate. Income tax would be payable on income from investments over R$50,000 (which represents only 1% of savers). The tax would be gradual and subject to further reductions in the Over/Selic rate. The taxation of savings is expected to begin in January 2010, but must be approved in Congress by the end of 2009.

On March 21, 2007, the IBGE, concluding a two-year effort to improve Brazil’s National Accounts System, revised its methodology for calculating GDP and restated historic GDP data since 1995. Under the new methodology, a broader range of sources of information is used to provide a more accurate measure of Brazil’s GDP. Sources such as IBGE’s annual survey of economic segments, tax receipts information and household surveys are utilized to calculate GDP. As a result, activities that were previously estimated under the prior methodology, such as government consumption and financial intermediation, are now actually measured. In addition, the relative weights of economic activities were adjusted to give greater importance to services such as telecommunications and transportation.

As restated, Brazil’s real GDP growth for the years 2000 through 2005 was revised upward. Using the prior methodology, Brazil’s real GDP growth was 4.4% in 2000, 1.3% in 2001, 1.9% in 2002, 0.5% in 2003, 4.9% in 2004 and 2.3% in 2005. Using the new methodology, Brazil’s real GDP growth was 4.3% in 2000, 1.3% in 2001, 2.7% in 2002, 1.1% in 2003, 5.7% in 2004 and 2.9% in 2005. As a result, Brazil registered an average real GDP growth for the six-year period from 2000 to 2005 of 3.0%, compared to 2.6% average real GDP growth for the same period using the prior methodology. The new methodology therefore suggests a different pace of economic growth than previously believed, and in particular, growth after 2002 was higher using the new methodology.

Nominal GDP also was adjusted upwards by 7.1% in 2000, 8.6% in 2001, 9.8% in 2002, 9.2% in 2003, 9.9% in 2004 and 10.9% in 2005. Using the prior methodology, Brazil’s nominal GDP was R$1.1 billion in 2000, R$1.2 billion in 2001, R$1.3 billion in 2002, R$1.6 billion in 2003, R$1.8 billion in 2004 and R$1.9 billion in 2005. Using the new methodology, Brazil’s nominal GDP was R$1.2 billion in 2000, R$1.3 billion in 2001, R$1.5 billion in 2002, R$1.7 billion in 2003, R$1.9 billion in 2004 and R$2.1 billion in 2005.

Using the prior methodology, Brazil’s real GDP grew 2.9% in 2006 relative to the previous year. The agricultural, industrial and services sectors increased 3.2%, 3.0% and 2.4%, respectively, in 2006 relative to the previous year. With respect to demand, investments in manufacturing plants, machinery and capital equipment increased 6.3% in 2006 relative to 2005, while household consumption rose by 3.8% in 2006 relative to 2005. Using the new methodology, Brazil’s real GDP grew 3.7% in 2006 relative to the previous year. The agricultural, industrial and services sectors increased 4.1%, 2.8% and 3.7%, respectively, in 2006 relative to the previous year. With respect to demand, investments in manufacturing plants, machinery and capital equipment increased 8.7% in 2006 relative to 2005, while household consumption rose by 4.3% in 2006 relative to 2005. In 2007, GDP grew 5.4% relative to 2006 and reached R$2.6 trillion. Agricultural, industrial and services sectors increased 5.3%, 4.9% and 4.7%, respectively, in 2007 relative to the previous year. With respect to demand, household consumption rose by 6.5%, while public administration consumption expenditure rose by 3.1% and gross fixed capital formation rose 13.4% relative to 2006. In 2008, the GDP grew 5.1% and reached R$2.9 trillion relative to 2007. In terms of value added, agriculture grew 5.8%, services increased 4.8% and industry increased 4.3% relative to 2007. In the analysis of the domestic demand, the gross fixed capital formation had the biggest increase (13.8%) relative to 2007, which is the highest annual increase since the beginning of the series in 1996. Household consumption increased 5.4%, its fourth consecutive year of growth, while public administration consumption grew 5.6% relative to 2007. The GDP showed a decrease of 0.8% in the first quarter of 2009 in relation to the fourth quarter of 2008 in the series with seasonal adjustments. The biggest reduction in the first quarter of 2009 occurred in the industrial sector (-3.1%), followed by the agricultural sector (-0.5%) while the service sector had an increase of 0.8% in relation to the fourth quarter of 2008. With respect to the first quarter of 2008, GDP decreased by 1.8% in relation to the fourth quarter of 2007. For the four accumulated quarters in 2008, GDP grew 3.1% in relation to the four previous quarters. GDP reached R$684.6 billion in current prices in the first quarter of 2009.

The current account recorded deficits from 1993 to 2002 and surpluses from 2003 to 2007 and presented a deficit again in 2008. In 2003, Brazil registered a current account surplus of approximately $4.2 billion as the trade balance continued to improve. Net foreign direct investment continued to fall, totaling $10.1 billion in 2003. In 2004, the current account surplus reached $11.7 billion, driven in large part by a trade surplus of approximately $33.6 billion. Net foreign direct investment rose to $18.1 billion in 2004 from $10.1 billion in 2003, resulting in a balance of payments surplus of approximately $2.2 billion, compared with an accumulated $8.5 billion balance of payments surplus in 2003. In 2005, the current account surplus totaled $14.0 billion, a record high. This surplus was due largely to a trade balance of approximately of $44.7 billion, a 33.0% increase over 2004. Net foreign direct investment totaled $15.1 billion. In 2006, the current account reached a surplus of $13.6 billion, mainly as a consequence of a trade balance of goods surplus of $46.5 billion. Net foreign direct investment grew 24.9% in 2006 to $18.8 billion, signaling external investors’ better risk perception concerning actual Brazilian macroeconomic conditions. In 2007, Brazil registered a current account surplus of approximately $1.7 billion. This smaller surplus from the previous year was due largely to a reduction of 13.8% of the trade balance surplus to $40.0 billion in 2007. Foreign direct investment net inflows totaled $34.6 billion in 2007, an increase of 83.7% from 2006. In 2008, the current account had a deficit of $28.3 billion. The factor that most contributed to the change from a surplus to a deficit in the current account can be attributed to the reduction of approximately 38.2% of the trade balance surplus in relation to 2007, which decreased to approximately $24.8 billion in 2008. Foreign investment net inflows totaled $45 billion in 2008, an increase of 30% in relation to 2007 and the balance of payments registered a surplus of $2.9 billion See “Balance of Payments and Foreign Trade—Foreign Trade” and “—Balance of Payments.”

During the first six months of 2009, Brazil registered an accumulated trade surplus of approximately $13.9 billion, 23.8% bigger than the trade surplus of the corresponding period in 2008 in the amount of $11.3 billion. The accumulated result of the balance of payments through May 2009 registered a result of $4.3 billion against $16.2 billion in the same period of the previous year. The accumulated current account posted a deficit of $6.6 billion from January to May 2009, compared to a deficit of approximately $14.0 billion in the same period of 2008. The deficit in the current account was largely due to a reduction of $6.9 billion in services and income balance deficit (from negative $24.2 billion to negative $17.3 billion). See “Balance of Payments and Foreign Trade—Foreign Trade” and “—Balance of Payments.”

The Republic generally financed most of its current account deficit each year through foreign direct investment. However, the Republic’s recurring current account deficits and the need to finance them have left the Republic vulnerable at times to external shocks and reductions in foreign direct investment. Despite large growth in foreign direct investment inflow from 1994 to 1998 ($2.2 billion to $28.9 billion), the large current account deficits during this period generated positive external financing needs, reaching $14.0 billion in 1995. This in turn led to a deterioration in Brazilian external sector vulnerability indicators. After the adoption of the floating exchange rate regime in the beginning of 1999, the current account dynamic was altered, moving from a deficit of $33.4 billion in 1998 to a surplus of $14.0 billion in 2005, which contributed to a reversion in positive external financing needs. Hence, current account surpluses associated with significant foreign direct investment inflows generated successive negative external financing needs, which totaled negative $16.8 billion at the end of 2008. This new macroeconomic regime allowed a change in Brazil’s external position, with a deep growth in export value of goods (from $48 billion in 1999 to $197.9 billion in 2008), a reduction in gross external debt (from $214.9 billion in 2003 to $198.4 billion in 2008), especially that of the public sector, and a recovery of international reserve levels (from $37.8 billion in 2002 to $193.8 billion in 2008). In 2008, despite the deterioration of the current account, a strong inflow of foreign capital through the balance of payments capital account was maintained, with $45 billion in foreign direct investment, responsible for a (i) surplus of $3.0 billion in the balance of payments, (ii) a negative external financing need of $16.8 billion and (iii) an increase of $13.5 billion to $193.8 billion in international reserves at the end of 2008. See “The Brazilian Economy—Economic Events and Policies” and “Balance of Payments and Foreign Trade”.

Since 1994, debt management policy has aimed at lengthening the maturity of domestic public debt, as well as consolidating a domestic yield curve by means of selling fixed income government securities. In December 2008, the average maturity of Brazil’s domestic debt securities was 39.3 months, up from 36.5 months in December 2007 and up from 31.1 months in December 2006. A portion of the Federal Government’s federal domestic securities debt is indexed to inflation indices or foreign currencies. On December 31, 2008, Brazil’s floating rate domestic securities debt totaled approximately R$837.7 billion (66.2% of all federal debt securities). On December 31, 2007, Brazil’s floating rate domestic securities debt totaled approximately R$742.3 billion (60.6% of all federal debt securities). A significant percentage of this debt had been indexed to the U.S. dollar; the percentage of Brazil’s domestic debt securities indexed to the U.S. dollar was 10.8% in December 2003, 5.2% in December 2004, 2.7% in December 2005, 1.3% in December 2006, 1.0% in December 2007 and 1.1% in December 2008. On December 31, 2008, Brazil’s U.S. dollar-indexed domestic securities debt totaled approximately R$13.4 billion (1.1% of all federal debt securities). On May 31, 2009, Brazil’s U.S. dollar- indexed domestic securities debt totaled approximately R$11.2 billion (0.9% of all federal debt securities). The aggregate principal amount of the federal debt securities indexed to the Over/Selic rate was reduced from R$507.2 billion on December 31, 2005 (51.8% of all federal debt securities) to R$413.7 billion on December 31, 2006 (37.8% of all federal debt securities), to R$409.0 billion on December 31, 2007 (33.4% of all federal debt securities), but rose to R$453.1 billion (35.8% of all federal debt securities) on December 31, 2008 and to R$500.8 billion (39.3% of all federal debt securities) on May 31, 2009. By contrast, fixed rate federal debt securities increased to R$293.9 billion (30.0% of all federal debt securities) on December 31, 2005, R$419.2 billion on December 31, 2006 (38.3% of all federal debt securities) and R$482.6 billion on December 31, 2007 (39.4% of all federal debt securities), but fell to R$427.1 billion (33.7% of all federal debt securities) on December 31, 2008, and to R$399.9 billion (31.4% of all federal debt securities) on May 31, 2009.

The large stock of floating rate domestic debt securities makes the Republic’s finances susceptible to significant interest rate movements, mostly because the debt is accounted for on an accrual basis. Persistent high debt servicing costs and the recognition of certain liabilities as obligations of Brazil have led to sustained high levels of net public sector debt as well as to nominal deficits. The consolidated public sector primary balance (which is the financial balance less net borrowing costs of the public sector) registered surpluses of 4.2% of GDP in 2004, 4.4% of GDP in 2005, 3.8% of GDP in 2006, 3.9% of GDP in 2007 and 4.1% of GDP in 2008 (all figures are according to the new GDP series). See “Public Finance—Table No. 27”.

The consolidated public sector nominal balance (the difference between the level of consolidated public sector debt in one period and the level of such debt in the previous period, excluding the effects of the Federal Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods), by contrast, showed deficits of 2.4% of GDP in 2004, 3.0% of GDP in 2005, 3.0% of GDP in 2006, 2.75% of GDP in 2007, 1.98% of GDP in 2008 and 2.84% in the first five months of 2009. The interest expense in respect of Brazil’s public sector debt represented 6.6% of GDP in 2004, rose to 7.3% of GDP in 2005, decreased to 6.8% of GDP in 2006, to 6.1% of GDP in 2007, and 5.6% of GDP in 2008. The accumulated nominal balance for the five-month period ended May 31, 2009 was a surplus of 2.84% of GDP, while interest expense was 5.5% of GDP.

Net public sector debt in Brazil, composed of the internal and external debt of the Federal Government, State and local governments and public sector enterprises, amounted to $360.5 billion (47.0% of GDP) in December 2004, $428.3 billion (46.5% of GDP) in December 2005, $499.2 billion (44.7% of GDP) in December 2006, $649.7 billion (42.7% of GDP) in December 2007 and $457.8 billion (35.8% of GDP) in December 2008. See “Public Debt—Table No. 31”.

In February 2008, the Central Bank introduced conceptual alterations in the calculation of the General Gross Government Debt (“GGGD”), to be initially applied to the January 2008 data, which (i) exclude National Treasury securities in the Central Bank’s portfolio; and (ii) include repo operations for which the monetary authority is liable. The modifications take into consideration the entire securities debt held by the market, as the Treasury securities in the Central Bank’s portfolio do not represent effective fiscal debt, but are rather a monetary policy management instrument, and repo operations have a close relationship to the Treasury debt. According to the new methodology, GGGD reached 57.4% of GDP on December 31, 2007 (compared to 63.8% as calculated by the old methodology). The new calculation does not affect the net debt to GDP ratio.

During the period from 1982 until the implementation of Brazil’s external debt restructuring in 1994, Brazil failed to make payments on certain of its external indebtedness from commercial banks as originally scheduled, and in February 1987 declared a moratorium on principal and interest payments on external indebtedness to commercial banks. Brazil’s external indebtedness to commercial banks was restructured in a Brady Plan restructuring in April 1994. See “Public Debt—Debt Crisis and Restructuring”. Throughout the debt restructuring process, the Republic continued to make principal and interest payments on its external bonded indebtedness in accordance with the terms of such indebtedness. See “Public Debt—Debt Record”.

On April 30, 2008, Standard and Poor’s Rating Services published a report raising the Republic’s long-term foreign currency sovereign credit rating to BBB-, the first level to be considered investment grade, and the Republic’s long term local currency sovereign credit to BBB+. Ten Brazilian companies also had their ratings raised by S&P to investment grade, including Banco do Brasil, BNDES and Eletrobrás. On May 29, 2008, Fitch Ratings published a report also raising the Republic’s foreign currency sovereign credit rating to BBB-, its first level considered to be investment grade, and the Republic’s local currency long term debt to BB+. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies.

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2004		2005		2006		2007		2008
The Economy
Gross Domestic Product:
(in billions of constant 2005 reais)	R$	2,426.53	R$	2,503.20	R$	2,602.60	R$	2,750.10	R$	2.889,72
(GDP at current prices in U.S.$ billions)(1)	US$	663,78	US$	882,44	US$	1.088,91	US$	1.333,81	US$	1.573,32
Real GDP Growth (decline)(2)		5,71%		3,16%		3,97%		5,67%		5.08%
Population (millions)		181,10		183,38		185,56		187,64		189,61
GDP Per Capita(3)	US$	3.655,17	US$	4.811,99	US$	5.868,11	US$	7.108,33	USS	8.297,55
Unemployment Rate(4)		9,60%		8,30%		8,40%		7,40%		6,80%
IGP-DI (rate of change)(5)		12,13%		1,23%		3,80%		7,90%		9,11%
Nominal Devaluation Rate(6)		-8,10%		-11,80%		-8,70%		-17,10%		31,90%
Domestic Real Interest Rate(7)		3,70%		17,60%		10,90%		3,70%		3,10%
Balance of Payments (in U.S.$ billions)
Exports		96.475		118.308		137.807		160.649		197.942
Imports		-62.835		-73.606		-91.351		-120.617		-173.197
Current Account		11.679		13.985		13.643		1.551		-28.300
Capital and Financial Account (net)		(7,52)		(9,46)		16,30		89,09		32,97
Change in Total Reserves		2,24		4,32		30,57		87,48		2,97
Total Official Reserves		52,90		53,80		85,80		180,30		193,78
Public Finance
Financial Surplus (Deficit) as % of GDP(8)		-2,40%		-3,00%		-3,00%		-2,20%		-1,50%
Primary Surplus (Deficit) as % of GDP(9)		4,20		4,40		3,80		3,90		4,10
Public Debt (in billions)
Gross Internal Debt (Nominal)(10)	US$	417,60	US$	538,50	US$	674,20	US$	975,11		796,04
Gross External Debt (Nominal)(11)		81,30		76,50		56,10		43,19		27,36
Public Debt as % of Nominal GDP		65,0		66,8		64.4		65,8		64,7
Net Internal Debt		54,4		58,5		59.4		63,0		62,6
Net External Debt(12)		10,6		8,3		4.9		2.8		2,2
Total Public Debt (Nominal)(13)	US$	498,80	US$	615,00	US$	730,30	US$	1.018,30		$823,398

(1)	Converted into dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon constant average 2008 reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	IGP-DI is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(6)	Year-on-year percentage appreciation of the dollar against the real (sell side).
(7)	Brazilian federal treasury securities deflated by the IGP-DI and adjusted at each month-end to denote real annual yield.
(8)	Financial results represent the difference between the consolidated public sector debt in one period and the consolidated public sector debt in the previous period, excluding the effects of the Federal Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods.
(9)	Primary results represent Federal Government revenues less Federal Government expenditures, excluding interest expenditures on public debt.
(10)	Presents debt on a consolidated basis, which is calculated as the gross internal debt less credits between governmental entities.
(11)	Not including external private debt. Consolidated external private debt as of December 31, 2008 was $90.4 billion.
(12)	Gross external debt less total reserves.
(13)	Consolidated gross public sector debt.

Sources: IBGE; Getúlio Vargas Foundation; Central Bank

THE FEDERATIVE REPUBLIC OF BRAZIL

Area and Population

Brazil is the fifth largest country in the world and occupies nearly half the land area of South America. Brazil is officially divided into five regions consisting of 26 States and the Federal District, where the Republic’s capital, Brasília, is located.

Brazil has one of the most extensive river systems in the world. The dense equatorial forests and semi-arid plains of the North are drained by the Amazon River and the fertile grasslands of the South by the Paraná, Paraguay and Uruguay Rivers. Other river systems drain the central plains of Mato Grosso and the hills of Minas Gerais and Bahia. Most of the country lies between the Equator and the Tropic of Capricorn, and the climate varies from tropical to temperate. More than half of the total terrain of Brazil consists of rolling highlands varying from 650 to 3,000 feet in altitude.

According to the demographic census conducted by the IBGE in 2000, Brazil had an estimated population of 169.8 million that year. IBGE also estimates that the population is currently growing at a rate of 1.6% per year. Approximately 138.0 million people, or 81.2% of the population, live in urban areas; the urban population has been increasing at a greater rate than the population as a whole. The largest cities in Brazil were São Paulo and Rio de Janeiro, with estimated populations of 10.4 million and 5.9 million, respectively, according to the 2000 census. Other cities with populations in excess of one million were Brasília, Belém, Belo Horizonte, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife and Salvador. The States with the largest GDP in Brazil, São Paulo, Rio de Janeiro and Minas Gerais, had populations in excess of 37.0 million, 14.4 million and 17.9 million, respectively, on December 31, 2000.

There were approximately 149.8 million persons of working age (10 or more years of age) in Brazil in 2004, 152.9 million in 2005, 156.3 million in 2006 and 159.4 million in 2007. In 2007, the active labor force was composed of 90.8 million persons, of whom approximately 18% worked in retail, 9.2% in education, health and social services, approximately 18.3% in agriculture and related areas, approximately 15.3% in industry, approximately 6.7% in civil construction, approximately 5.0% in public administration and 27.5% in other services.

Although social welfare indicators in Brazil such as per capita income, life expectancy, and infant mortality do not compare favorably to those of certain of Brazil’s neighboring countries, statistics in the Human Development Report for 2007/2008, published by the United Nations Development Program, show that Brazil has made significant progress in improving social welfare over the past three decades. During that period, life expectancy in Brazil increased by approximately 20.5% (from 59.5 years in 1970-1975 to 71.7 years in 2005) and the infant mortality rate decreased 66.3% (from 95 per 1,000 live births in 1970 to 31 per 1,000 live births in 2005). Adjusted for purchasing power parity by the United Nations, real GDP per capita rose 0.9% annually from 1975 to 2005. In addition, the reduction in inflation under the Plano Real and the consequent diminution of the erosion of purchasing power have improved the social welfare of large numbers of lower-income Brazilians.

The following table sets forth comparative GDP per capita figures and selected other comparative social indicators for 2005:

Table No. 2

Social Indicators, 2008

	Brazil	Argentina	Chile	Ecuador	Mexico	Peru	U.S.		Venezuela
Real GDP per capita(1)	$8,402	$14,280	$12,027	$4,341	$10,571	$6,093	$41,890		$6,632
Life expectancy at birth (years)	71.7	74.8	78.3	74.7	75.6	70.7	77.9		73.2
Infant mortality rate (per 1,000 births)	31.0	15.0	8.0	22.0	22.0	23.0	6.0		18.0
Adult literacy rate	88.6%	97.2%	95.7%	91.0%	91.6%	88.9%		(2)	93.0%

(1)	Based on 2008 figures, adjusted for purchasing power parity by the United Nations. Per capita GDP amounts in this chart therefore differ from the amounts for per capita annual income set forth in “Summary Economic Information”.
(2)	For purposes of calculating its “Human Development Index”, the United Nations Development Program applied a rate of 99.0%.

Source: United Nations Development Program, Human Development Report 2007/2008

Form of Government and Political Parties

Brazil was discovered by the Portuguese navigator Pedro Álvares Cabral in the year 1500 and remained a Portuguese colony for more than 300 years. The colonial government, first established in Salvador in the Northeast, was transferred to Rio de Janeiro in 1763. During the Napoleonic wars the Portuguese court moved from Lisbon to Rio de Janeiro, where it remained until 1821. In the following year Brazil declared its independence from Portugal, and the Prince Regent Dom Pedro I became Emperor of Brazil. His successor, Dom Pedro II, ruled Brazil for 49 years, until the proclamation of the Republic on November 15, 1889. From 1889 to 1930, the presidency of the Republic generally alternated between officeholders from the dominant States of Minas Gerais and São Paulo. This period, known as the First Republic, ended in 1930, when Getúlio Dorneles Vargas took power. Vargas governed Brazil for the next fifteen years, first as chief of a provisional government (1930-1934), then as a constitutional president elected by Congress (1934-1937) and finally as dictator (1937-1945) of a government that he termed the New State (Estado Novo). During the period from 1945 to 1961, Brazil held direct elections for the presidency. The resignation of President Jânio da Silva Quadros in 1961 after less than seven months in office and the resistance to the succession to the presidency of Vice President João Goulart created a political crisis that culminated in the establishment of a parliamentary system of government. The new system of government lasted approximately 16 months. In January 1963, after a plebiscite, Brazil returned to a presidential government, which was overthrown by the military in March 1964. Military governments ruled Brazil from 1964 until 1985, when a civilian president was elected by means of an electoral college composed of Senators and Deputies.

Thereafter, a series of political reforms was enacted, including the reestablishment of direct elections for the President and the calling of a Constitutional Assembly which, in October 1988, adopted a new Brazilian Constitution. In December 1989, Fernando Collor de Mello was elected President of Brazil for a five-year term in the first direct presidential election since 1960. Since October 1994, Brazil’s Presidents have been elected to serve four-year terms. In October 2006, Luiz Inácio Lula da Silva of PT was reelected as President of Brazil; he assumed his second presidential term on January 1, 2007.

Brazil is a federative republic with broad powers granted to the Federal Government. The Constitution provides for three independent branches of government: an executive branch headed by the President; a legislative branch consisting of the bicameral National Congress, composed of the Chamber of Deputies and the Senate; and a judicial branch consisting of the Federal Supreme Court and lower federal and State courts. The Constitution provided for a mandatory constitutional review that began in October 1993 and ended on May 31, 1994. The review resulted in the adoption of six amendments, which included the reduction of the presidential term of office from five to four years. The Constitution also provided for a plebiscite in April 1993 in which voters were permitted to consider alternative systems of government, including a return to the monarchy; in that plebiscite, the Brazilian electorate voted overwhelmingly to maintain the presidential system of government.

Under the Constitution, the President is elected by direct vote. A constitutional amendment adopted in June 1997 permits the re-election for a second term of the President and certain other elected officials. The President’s powers include the right to appoint ministers and key executives in selected administrative posts. The President may issue provisional measures (medidas provisórias) with the same scope and effect as legislation enacted by the National Congress. However, Constitutional Amendment No. 32, which became effective on September 12, 2001, prohibits the issuance of provisional measures for, among other things, the implementation of multi-year plans and budgets, the seizure of financial or other assets, and the regulation of matters which the Constitution specifically requires the National Congress to regulate through complementary law. Under Constitutional Amendment No. 32, provisional measures are enforceable for up to 60 days, extendable for a single additional period of 60 days. If a provisional measure is rejected or if it is not voted by the National Congress within the enforcement period, the provisional measure becomes invalid as of the date it was issued. The amendment expressly prohibits the re-issuance of provisional measures not voted by the National Congress within the enforcement period.

The legislative branch of government consists of a bicameral National Congress composed of the Senate and the Chamber of Deputies. Ordinary legislation requires a simple majority vote in both houses of the National Congress for adoption. Amendments to the Constitution require an absolute three-fifths majority vote, in each of two rounds of voting, in both houses of the legislature. A matter addressed in a proposed amendment that is rejected cannot be reproposed during the same legislative session. The Senate is composed of 81 Senators, elected for staggered eight-year terms, and the Chamber of Deputies has 513 Deputies, elected for concurrent four-year terms. Each State and the Federal District is entitled to three Senators. The number of Deputies is based on a proportional representation system weighted in favor of the less populated States which, as the population increases in the larger States, assures the smaller States an important role in the National Congress.

The following table sets forth the number and party affiliations of Senators and Deputies in the National Congress as of June 30, 2008.

Table No. 3

Distribution of National Congressional Seats by Party

	Senate	Chamber of Deputies
Partido dos Trabalhadores (PT)	11	79
Partido Democrata (DEM)	13	58
Partido do Movimento Democrático Brasileiro (PMDB)	19	96
Partido da Social Democracia Brasileira (PSDB)	13	57
Partido Trabalhista Brasileiro (PTB)	07	23
Partido Progressista (PP)	01	38
Partido da República (PR)	04	41
Partido Socialista Brasileiro (PSB)	02	29
Partido Popular Socialista (PPS)	00	13
Partido Democrático Trabalhista (PDT)	05	25
Others	06	54

Total	81	513

Sources: Official Websites of the Offices of the Chamber of Deputies and of the Senate and Central Bank

The judicial power is exercised by the Federal Supreme Court (composed of 11 Justices), the Superior Court of Justice (composed of 33 Justices), the Federal Regional Courts (appeals courts), military courts, labor courts, electoral courts and the several lower federal courts. The Federal Supreme Court, whose members are appointed for life by the President, has ultimate appellate jurisdiction over decisions rendered by lower federal and State courts on Constitutional matters.

Resolution No. 22.610/07 of the Electoral Supreme Court, dated October 25, 2007, provides that political tenure of politicians belongs to the political parties and not to the individuals elected. Constitutional Amendment Proposal 23/07, approved by the Senate, establishes that, if the parties so require, Legislative and Executive branch officials publicly elected may lose their terms if they join a different political party during their tenure. To be effective, the Proposal needs approval from the Chamber of Deputies (as Proposta de Emenda Constitucional or Constitutional Amendment Proposal 182/07), which, as of June 30, 2008, was still pending.

Brazil is divided administratively into 26 States and the Federal District. The States are designated as autonomous entities within the federative union and have all powers that the Constitution does not preclude the States from exercising. The Constitution reserves to the Republic the exclusive power to legislate in certain areas, including, among others, monetary systems, foreign affairs and trade, social security and national defense. The States may exercise legislative power in matters not reserved exclusively to the Republic and have, concurrently with the Republic, certain powers of taxation. At the State level, executive power is exercised by governors elected for four-year terms and legislative power by State deputies also elected for four-year terms. Judicial power at the State level is vested in the State courts, and appeals of State court judgments may be taken to the Superior Court of Justice and the Federal Supreme Court.

Federal, State and Local Elections

National general elections were held in October 2006. The offices of the President and State Governors, one-third of the Senate and all the seats in the Federal Chamber of Deputies, as well as seats in the State legislatures, were determined pursuant to the election. After winning a runoff election with 60.8% of the vote on October 29, 2006, Mr. da Silva was reelected as part of a coalition, consisting of the Brazilian Party of the Republic and PCdoB. Luiz Inácio Lula da Silva assumed the presidency of Brazil on January 1, 2007. Mr. da Silva is a member of the PT. Following the October 2006 elections, Mr. da Silva’s party held 16.0% of the seats in the Chamber of Deputies and 14.8% of the seats in the Senate.

Brazil’s next general elections are scheduled to be held in October 2010—local elections were held on October 5, 2008.

External Affairs and Membership in International Organizations

Brazil maintains diplomatic and trade relations with almost every nation in the world. It has been a member of the United Nations since 1945. The Republic participates in the organizations under the control of the United Nations Secretariat, as well as others of a voluntary character, such as the International Fund for Agriculture and Development.

Brazil is an original member of the IMF and the World Bank, as well as three affiliates of the World Bank, the International Finance Corporation, the International Development Association and the Multilateral Investment Guaranty Agency. Brazil was an original member of the General Agreement on Tariffs and Trade (“GATT”) and is a charter member of the World Trade Organization. In addition, Brazil is an original member of the Inter-American Development Bank (“IDB”), the Inter-American Investment Corporation, the African Development Bank Group and the International Fund for Agricultural Development.

At the regional level, Brazil participates in the Organization of American States (“OAS”) and in several sub-regional organizations under the OAS, as well as in the Latin American Economic System, the Latin American Integration Association, the Andean Development Corporation and the Financial Fund for the Development of the River Plate Basin.

In March 1991, Brazil, Argentina, Paraguay and Uruguay entered into the Treaty of Asunción, formally establishing the Southern Common Market (Mercado Comum do Sul, or “Mercosul”), a common market organization composed of the signatory nations. In December 1994, the four member countries signed an agreement establishing the date of January 1, 1995 for the implementation of a Common External Tariff (“CET”) intended to transform the region into a customs union. However, under Decision No. 59 of the Common Market Council (Conselho do Mercado Comun) dated December 17, 2007, each member country (other than Paraguay and Uruguay) is permitted a list of 100 basic items as exceptions to the CET to be completely eliminated by December 31, 2010, while Paraguay and Uruguay are permitted a list of up to 649 items and 225 items, respectively, to be eliminated completely by 2015. Because of these exceptions to the CET, the full implementation of a customs union has not yet been achieved.

Mercosul has six associate members: Bolivia, Chile, Colombia, Ecuador, Peru and Venezuela. Associate members are included in free trade treaties but have no voting rights within Merscosul. On July 4, 2006, Venezuela signed in Córdoba, Argentina, the adhesion protocol to Mercosul, officially declaring its intention of becoming the fifth integrant country of the bloc, a commitment that will last for the next four years. In this period, Venezuela will have to adapt to the norms of Mercosul, including the application of the CET. However, the completion of the free trade process between Venezuela and the four remaining partners will not be completed until January 2014.

Mercosul has attempted to form trading relations with other countries. Brazilian Presidential Decree No. 4,458 dated November 5, 2002, ratified an automobile accord between Mercosul and Mexico that is intended to increase trade in automotive products between the two parties. In December 2004, Mercosul concluded preferential trade accords with India and the Southern African Customs Union. In December 2007, Mercosul also established a free trade agreement with the State of Israel.

At the first Summit of the Americas in Miami, Florida, in December 1994, Brazil joined 33 other countries in the Western Hemisphere in negotiations for the establishment of a Free Trade Area of the Americas. In December 1995, Mercosul and the European Union signed a framework agreement for the development of free trade between them. In 1996, Mercosul signed agreements with Chile and Bolivia, effective October 1996 and February 1997, respectively, for the development of free trade among them; these agreements were approved by the Brazilian National Congress in September 1996 and April 1997, respectively. Mercosul also signed an agreement with Chile, approved by Brazilian Presidential Decree No. 4,404 dated October 3, 2002, that provides for the reduction of tariffs for certain automotive, chemical and agricultural products in trade between Brazil and Chile.

On December 9, 2007, the presidents of Brazil, Argentina, Paraguay, Uruguay, Bolivia, Equator and Venezuela signed the creation of the Banco do Sul. The institution aims at being an alternative to multilateral institutions such as the IMF and the World Bank for the funding of development projects in the region.

On September 8, 2008, the Central Bank and the central bank of Argentina signed a convention that establishes the general rules of operation of the System of Payments in Local Currency (Sistema de Pagamentos Brasileiro, or “SML”). The SML is a payment system focused on business deals, which allows importers and exporters in Brazil and Argentina to make and receive payments in their local currencies. SML operations began on October 2, 2008.

On June 30, 2008, two framework agreements to form a free trade area between Mercosur and the Republic of Turkey and between Mercosur and the Hashemite Kingdom of Jordan were signed.

On January 8, 2009, the Federal Government established, through Law No. 11,898, the Unified Taxation Regime (Regime Tributário Unificado, or “RTU”) for import, by land, of goods from Paraguay. Only small businesses (i.e., businesses that have annual gross revenues of up to R$240,000) will benefit from the program. The RTU contemplates the payment of federal taxes by means of the application of a unique tax rate of 42.25% on the acquisition price of imported goods.

On April 3, 2009, the Customs Union of Southern Africa (“SACU”), a block that consists of five African countries (South Africa, Botswana, Lesotho, Namíbia and Swaziland), signed an agreement with Mercosur that provides for a reduction in the trade tariffs between the two economic blocks. This is the third agreement that Mercosur has signed beyond its region. The previous ones were signed with India in 2005 and Israel in 2007.

On June 10, 2009, the Minister of Finance, Guido Mantega, announced that Brazil intends to lend US$10 billion to the IMF, which is approximately the Brazilian quota in the IMF. This decision is a result of the G-20 meeting held in London on April 2, 2009, in which President Lula stated that Brazil wished to contribute to the IMF. The IMF will issue bonds to Brazil in exchange for the US$10 billion loan The closing of this loan is conditioned upon the issuance of such bonds by the executive Directors of the IMF and also on the end of the revision process of the New Agreement to Borrow (“NAB”).

THE BRAZILIAN ECONOMY

Historical Background

From the late 1960s through 1982, Brazil followed an import-substitution, high-growth development strategy financed, in large part, by heavy recourse to foreign borrowings. Foreign debt grew at an accelerated pace in response to the oil shocks of the 1970s and, when international interest rates rose sharply in 1979-80, the resulting accumulated external debt became one of Brazil’s most pressing problems in the decade that followed. See “Public Debt—Debt Crisis and Restructuring”. The debt crisis of the 1980s and high inflation substantially depressed real growth of Brazil’s GDP, which averaged 2.3% per year from 1981 to 1989. The public sector’s role in the economy also expanded markedly, with many key economic sectors subject to Federal Government monopoly or subsidized participation, and significant structural distortions were introduced through high tariffs and the creation of subsidies and tax credit incentives. Significant increases in the money supply to finance a large and growing fiscal deficit further fueled inflationary pressures.

Efforts to address these problems during the late 1980s and early 1990s were largely unsuccessful. High inflation and the recurrent threat of hyperinflation during this period prompted the Federal Government to pursue a series of stabilization plans, but these plans were undermined by a variety of factors. Stabilization measures implemented at that time relied on mechanisms, such as price and wage freezes and/or unilateral modifications of the terms of financial contracts, that were not supported by fiscal and monetary reforms. A central problem during this period was the public sector, which ran operational deficits averaging more than 5% of GDP during the five-year period from 1985 to 1989, while monetary policy was compromised by the short-term refinancing of public sector debt. These problems were aggravated by the 1988 Constitution, which limited the ability of the Federal Government to dismiss public sector employees and reallocated public resources, in particular tax revenues, from the Federal Government to the States and municipalities without a proportional shift of responsibilities to them, thereby further constraining the effectiveness of Federal Government fiscal policy. The practice of inflation indexation in the economy, which made prices downwardly rigid, also helped to undermine stabilization measures. See “—Relationship between the Federal and Local Governments”, “—Employment” and “Public Finance—Taxation and Revenue Sharing Systems”.

In December 1993, the Federal Government announced a stabilization program, known as the Plano Real, aimed at curtailing inflation and building a foundation for sustained economic growth. The Plano Real was designed to address persistent deficits in the Federal Government’s accounts, expansive credit policies and widespread, backward-looking indexation.

The Plano Real had three stages. The first stage included a fiscal adjustment proposal for 1994, consisting of a combination of spending cuts and an increase in tax rates and collections intended to eliminate a budget deficit originally projected at $22.0 billion. Elements of the proposal included (i) cuts in current expenditures and investment through the transfer of some activities from the Federal Government to the States and municipalities, (ii) the establishment of an Emergency Social Fund, financed by reductions in constitutionally mandated transfers of Federal Government revenues to the States and municipalities, to ensure financing of social welfare spending by the Federal Government, (iii) a prohibition on sales of public bonds by the Federal Government, except to refinance existing debt and for certain specified expenditures and investments, (iv) new taxes, including a new levy on financial transactions, and (v) the collection of COFINS in order to finance health care and welfare programs, following the November 1993 confirmation by the Federal Supreme Court that such contributions were permissible under the Constitution.

The second stage of the Plano Real, initiated on March 1, 1994, began the process of reform of the Brazilian monetary system. Brazil’s long history of high inflation had led to the continuous and systematic deterioration of the domestic currency, which no longer served as a store of value and had lost its utility as a unit of account. Because inflation had reduced dramatically the information content of prices quoted in local currency, economic agents had included in their contracts a number of mechanisms for indexation (providing for the adjustment of the amounts payable thereunder by an agreed-upon inflation or tax rate to preserve the economic value of such contracts) and the denomination of obligations in indexed units of account. The process of rehabilitation of the national currency began with the creation and dissemination of the Unit of Real Value (Unidade Real de Valor, or “URV”) as a unit of account. The second stage of the Plano Real was designed to eliminate the indexation of prices to prior inflation and to link indexation to the URV instead.

The third stage of the Plano Real began on July 1, 1994, with the introduction of the real as Brazil’s currency. All contracts denominated in URVs were automatically converted into reais at a conversion rate of one to one, and the URV, together with the cruzeiro real, ceased to exist (although the cruzeiro real was generally accepted until August 31, 1994). The real initially appreciated against the U.S. dollar, with the rate in the commercial market (sell side) moving from R$1.00/dollar, when the real was introduced, to R$0.829/dollar on October 14, 1994. In March 1995, the Central Bank formalized an exchange band system pursuant to which the real would be permitted to float against the U.S. dollar within bands established by the Central Bank. Thereafter, the real gradually declined in value against the dollar, reaching R$1.1164 per dollar on December 31, 1997 and declining further to R$1.2087 per dollar on December 31, 1998. However, the Central Bank was forced in January 1999 to abandon its exchange band mechanism, which encouraged small exchange devaluations within a specified range, and permit the value of the real to float freely against that of the U.S. dollar.

Largely as a result of the measures under the Plano Real, the average monthly rate of inflation dropped significantly from 43.2% during the first half of 1994 to 2.65% during the second half of that year. The annual rate of inflation for 1994 was 909.6%, down from 2,708.4% in 1993. The public sector operational balance also showed a surplus of 1.3% of GDP in 1994, versus a 0.2% of GDP public sector operational surplus in 1993. However, the external accounts showed a higher current account deficit in 1994 as a result of an increase in imports and a reduction in net capital account surplus.

In January 1999, Brazil’s international reserves came under significant pressure as a result of a series of events that month. On January 6, 1999, the newly inaugurated governor of the State of Minas Gerais announced that the State would suspend for 90 days payments in respect of the State’s approximately R$18.3 billion debt to the Federal Government. A week later, on January 13, 1999, Gustavo H.B. Franco, the president of the Central Bank and one of the architects of the Plano Real, resigned and was replaced by Francisco Lopes, who attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade. Subsequent Central Bank intervention failed to keep the real-U.S. dollar exchange rate within the new band, however, and on January 15, 1999, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to be made only in times of extreme volatility.

On February 2, 1999, the Federal Government designated Armínio Fraga Neto to replace Francisco Lopes as president of the Central Bank. Following Mr. Fraga’s confirmation on March 3, 1999, the Central Bank eliminated two widely used overnight rates, the Central Bank Basic Rate (Taxa Básica do Banco Central) and the Central Bank Assistance Rate (Taxa de Assistência do Banco Central), giving primacy to the Over/Selic rate; because the Central Bank could influence the Over/Selic rate on a daily basis through its participation in auctions, repurchase transactions and reverse repurchase transactions, the Over/Selic rate permitted the Central Bank to react more quickly to changes in market conditions.

Following its decision to permit the real to float, the Federal Government formally adopted inflation targeting as its monetary policy framework. See “The Financial System—Monetary Policy and Money Supply”. The Federal Government also began negotiations with the IMF on adjustments to the 1999-2001 economic program agreed in November 1998 and new economic targets in light of the new foreign exchange regime introduced in January 1999.

During the second half of 2000, uncertainties about the U.S economy, concerns about Argentina and rising oil prices caused the real to decline in value against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, declined 7.5% from R$1.8234 to $1.00 on August 31, 2000 to R$1.9596 to $1.00 on November 30, 2000. Brazil’s continued compliance with a $41.8 billion IMF-led support program agreed on November 13, 1998, as established by the IMF’s sixth review on November 28, 2000, and an improvement in the external environment resulting from interest rate reductions in the United States, reduced the downward pressure on the exchange rate, which ended the year at R$1.9554 to $1.00. The improved conditions also permitted the Central Bank to lower its Over/Selic rate target to 15.75% on December 20, 2000 and 15.25% on January 17, 2001.

During the first five months of 2001, however, renewed concerns about Argentina, together with nervousness about the political impact of the alleged misconduct of certain public officials, put further downward pressure on the real. The real fell from R$1.9711 to $1.00 on January 31, 2001, to R$2.1847 to $1.00 on April 30, 2001. In May 2001, the Federal Government announced its intention to reduce energy consumption through rationing and other measures in response to a severe power shortage. In addition, Argentina announced its intention to link its currency to both the U.S. dollar and the euro and, on June 15, 2001, announced the introduction of a special exchange rate for exporters in that country that permitted such exporters to exchange U.S. dollars for pesos for the combined average value of a U.S. dollar and a euro. Concerns about the impact of the Federal Government’s energy measures and a possible Argentine devaluation of the peso drove the real to new lows against the U.S. dollar. The real-U.S. dollar exchange rate (sell side) in the commercial exchange market, as published by the Central Bank, reached R$2.5517 to $1.00 on August 31, 2001.

Citing an increase in core inflation, the uncertainties related to the effects of exchange rate depreciation and the accelerating pace of economic activity, the Central Bank raised the Over/Selic rate target to 15.75% on March 21, 2001, 16.25% on April 18, 2001 and 16.75% on May 24, 2001. After the real dropped to R$2.4748 to $1.00 on June 20, 2001, the Central Bank raised its Over/Selic rate target by 1.50% to 18.25%. The Central Bank also announced on June 21, 2001 that it had intervened in the foreign exchange market by selling U.S. dollars and buying reais and that the Federal Government would raise $10.8 billion in additional funds to increase its international reserves and to finance future interventions to support the real. Brazil planned to raise the funds by purchasing $2 billion under its IMF facility, postponing a $1.8 billion repayment under that facility, borrowing $1.8 billion from international financial institutions, issuing an additional $1 billion in new bonds in the international capital markets and selling shares of privatized companies for $3.8 billion. The $10.8 billion amount also included $400 million in proceeds of a bond issuance by BNDES completed earlier in the year. Approximately $6.2 billion of the funds were to be used to increase the level of Brazil’s foreign reserves, while the remaining $4.6 billion were to be available for use for further interventions in the foreign exchange markets.

After recovering briefly to R$2.2923 to $1.00 on June 28, 2001, the real declined to a low of R$2.5979 to $1.00 on July 16, 2001. The real recovered slightly to R$2.4247 to $1.00 on July 24, 2001 following the Central Bank’s decision on July 18, 2001 to raise its Over/Selic rate target to 19.00% from 18.25%. The Federal Government also announced during the week of July 23, 2001 that it intended to negotiate an extension of its facility with the IMF and that it would seek to reduce 2001 spending by R$1 billion.

On September 14, 2001, the IMF announced that its Executive Board had approved a new standby facility for Brazil in the amount of SDR 12.14 billion (approximately $15.6 billion) in support of the Federal Government’s economic and financial program through December 2002. Approximately $4.7 billion was available immediately, and Brazil made purchases totaling approximately $4.7 billion at the time the facility was established. The remainder was to be made available in five installments, subject to the satisfaction of certain performance criteria set forth in the Memorandum of Economic Policies accompanying Brazil’s letter of intent dated August 23, 2001. These performance criteria included targets for the primary surplus of 3.35% of GDP for 2001 and 3.5% of GDP for 2002 (an increase from the 3.0% target for both years under Brazil’s December 1998 IMF facility) and a net international reserves floor of $20 billion (a $5 billion reduction from the floor under Brazil’s December 1998 IMF facility). The standby facility replaced the previous three-year standby arrangement approved in December 1998.

Following terrorist attacks on the World Trade Center and the Pentagon in the United States on September 11, 2001, the real-U.S. dollar rate moved to a new low, reaching R$2.8007 to $1.00 on September 21, 2001. The real began to recover after October 11, 2001, reaching R$2.5287 to $1.00 on November 30, 2001 and R$2.3204 to $1.00 on December 31, 2001. After giving effect to purchases under the IMF standby facility and a repurchase by the Republic of Poland for $2.5 billion of certain Paris Club credits owing to Brazil on November 13, 2001, Brazil’s international reserves stood at $35.9 billion on December 31, 2001.

The Republic of Argentina’s announcement in December 2001 and January 2002 that it would suspend payments in respect of certain of its public external debt and modify its exchange rate system, together with lower than expected trade flows, caused the real to fall approximately 4.2% during January 2002 to close at R$2.4183 to $1.00 on January 31, 2002. The real subsequently recovered, however, as a result of improving economic conditions in Brazil resulting from the end of energy rationing on March 1, 2002 and two reductions in the Central Bank’s Over/Selic rate target to 18.75% on February 20, 2002 and 18.50% on March 20, 2002. The real was also helped by the IMF’s announcements on January 23, 2002 and March 26, 2002 that it had completed reviews of Brazil’s performance under the IMF standby facility and that, based on those reviews, Brazil would be permitted to draw, if necessary, installments of SDR 358.6 million (approximately $448 million) and SDR 3.7 billion (approximately $5 billion). The real rose against the U.S. dollar, reaching R$2.3625 to $1.00 on April 30, 2002.

The real began to depreciate again in May 2002 amid renewed concerns about the potential contagion effect of Argentina’s problems and uncertainty about the October 2002 elections in Brazil. The value of the real declined to R$2.5220 to $1.00 on May 31, 2002 and R$2.7486 to $1.00 on June 12, 2002 before recovering to R$2.6700 to $1.00 on June 18, 2002. On June 13, 2002, the Federal Government announced a new set of economic measures that included, among other things, (i) an increase in the 2002 target for the primary surplus to 3.75% of GDP from 3.5% of GDP, (ii) a purchase of an additional $10 billion under the IMF standby facility, (iii) a reduction of the minimum net international reserve requirement under that facility to $15 billion from $20 billion, (iv) repurchases from time to time of up to $3 billion aggregate principal amount of Brazil’s outstanding external debt securities, with an emphasis on those maturing in 2003 and 2004, (v) periodic interventions by the Central Bank in the foreign exchange market, (vi) rollovers of long-term Brazilian Treasury floating rate and U.S. dollar-indexed securities with shorter term securities and (vii) repurchases from time to time by the Brazilian Treasury of its domestic debt securities. In addition, the World Bank announced that day that it had approved three loans totaling $1.0 billion. The loans included a $400 million loan intended to provide continued support to the comprehensive financial sector reform being pursued by the Federal Government, a $450 million loan to support reforms in the energy sector and a $160 million loan to finance the School Improvement Program Fund.

The IMF also announced on June 18, 2002 that it had completed its third review under the standby arrangement approved on September 14, 2001. In its press release, the IMF stated that Brazil’s performance under the facility remained strong. The IMF added “over the medium term, the authorities needed to continue to work to reduce Brazil’s large external borrowing requirement and the borrowing requirements of the public sector, as well as to reduce the large share of the public debt that is contracted at floating rates or linked to the exchange rate. Further progress in these areas, as well as on remaining elements of the structural reform agenda, will contribute to a further strengthening in Brazil’s position in the years ahead”. Based on the third review, the IMF made an additional SDR 3.7 billion (or approximately $4.8 billion) available for purchase under the standby facility, bringing the total amount available to be drawn to SDR 7.7 billion (or approximately $10 billion). Brazil withdrew the entire amount available on June 21, 2002.

From July through October 2002, the real continued to decline against the U.S. dollar. In addition to Argentina’s financial crisis and uncertainty about the October general elections, the decline was also attributable to concerns about terrorism and tensions in the Middle East. The real-U.S. dollar exchange rate (sell side), as published by the Central Bank, declined from R$2.8444 to $1.00 on June 28, 2002 to R$3.4285 to $1.00 on July 31, 2002 and to R$3.8949 to $1.00 on September 30, 2002 before reaching a low of R$3.9552 to $1.00 on October 22, 2002. Following the October 2002 elections, the real began to recover against the U.S. dollar, reaching R$3.5333 to $1.00 on December 31, 2002 and R$2.8892 to $1.00 on December 31, 2003.

Largely as a result of a depreciation in the value of the real, increases in administered prices (prices subject to Federal Government regulation, such as rates for telephone calls and prices for gasoline and other petroleum derivatives, and prices governed by contracts with vendors, such as fares charged for certain public transportation) and rising oil prices in the world markets, the inflation rate began to rise in Brazil during the fourth quarter of 2002. The IPCA, which the Central Bank uses for inflation-targeting purposes, began to accelerate in October 2002, increasing 1.3% in October 2002, 3.02% in November 2002, 2.1% in December 2002 and 2.3% in January 2003. As a result, the inflation rate, as measured by IPCA, increased from 7.7% for the 12 months ending June 30, 2002 to 12.5% for the 12 months ending December 31, 2002; it continued to rise to 17.2% for the 12 months ending May 31, 2003. The Central Bank responded by increasing its overnight Over/Selic interest rate target from 18% to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. Following these increases, the inflation rate, as measured by IPCA, declined to 9.3% for 2003.

The IMF announced on September 6, 2002, in response to Brazil’s economic situation, that it had approved Brazil’s request for a new 15-month standby facility of SDR 22.8 billion (approximately $32.4 billion as of May 31, 2003) to support the country’s economic and financial program through December 2003. The standby credit represented the largest granted by the IMF in SDR terms. In its Memorandum of Economic Policies relating to the facility, the Federal Government stated that it had set a consolidated public sector primary surplus target of 3.75% of GDP for 2003 and that it intended to pursue a three-pronged debt management strategy consisting of (i) reducing foreign exchange securities and floating-rate securities as a percentage of the Federal Government’s domestic securities debt, (ii) lengthening the average maturity of new debt issuances to reduce further the level of short-term debt and (iii) progressively limiting the foreign exchange exposure of the Federal Government (including the Central Bank). In addition, the Technical Memorandum of Understanding relating to the facility set forth certain performance criteria relating to, among other things, the primary balance of the consolidated public sector, the net debt of the consolidated public sector, the publicly guaranteed external debt of the private sector, the nonfinancial public sector short-term external debt and net international reserves. This new standby facility replaced the 15-month standby facility that had been approved by the IMF on September 14, 2001.

Economic Events and Policies

In its February 28, 2003 letter of intent, the first by President da Silva’s economic team, the Federal Government advised the IMF that the Federal Government was raising its consolidated public sector primary surplus target for 2003 to 4.25% of GDP and described proposed reforms to the pension and tax systems. The Federal Government also underscored its commitment to implement its Zero Hunger program and other similar initiatives. In a subsequent letter of intent dated May 28, 2003, the Federal Government further advised the IMF of, among other things, its continuing efforts to reduce inflationary pressure on the real, and a proposed bankruptcy law to be submitted to the National Congress.

As the Federal Government continued to pursue an economic policy emphasizing fiscal discipline, a floating exchange rate and inflation targeting, Brazil was able to regain access to the international capital markets. Brazil completed offerings of $5.8 billion aggregate principal amount of global bonds on May 6, 2003, June 17, 2003, August 7, 2003, September 18, 2003 and October 22, 2003. These issues differed from Brazil’s other global bond issues in that the new bonds included provisions known as “collective action clauses”, which permit Brazil to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 85% of the aggregate principal amount of the outstanding bonds. See “Public Debt—External Debt”. In addition, the real began to appreciate against the U.S. dollar, ending 2003 at R$2.8892 to $1.00.

On December 15, 2003, the IMF announced that its Executive Board had approved a fifteen-month extension of Brazil’s existing standby facility. A total of SDR 10.1 billion (approximately $14.8 billion) was available under the facility, composed of SDR 5.6 billion (approximately $8.2 billion) in unused amounts under the existing facility and SDR 4.5 billion (approximately $6.6 billion) in additional funds. In addition, the IMF extended by one year repurchases of SDR 4 billion (approximately $5.8 billion) that Brazil would otherwise have been required to make in each of 2005 and 2006. In its Letter of Intent relating to the extended and augmented facility, Brazil stated that the maintenance of sound fiscal and monetary policies lay at the core of its program for 2004, including a primary surplus target of 4.25% of GDP for 2004.

On June 18, 2004, the IMF announced that it had completed the seventh review of Brazil’s performance under the standby facility. The IMF stated that Brazil had satisfied all performance criteria under the facility. The Federal Government had advised the IMF that it considered the arrangement precautionary and did not draw on the most recent installment under the facility. The standby agreement with the IMF was last reviewed on March 21, 2005. On March 28, 2005, the Federal Government announced that Brazil would not renew the agreement with the IMF because of improvement and a reduction in external and fiscal vulnerability since the last renewal on September 2003. In December 2005, Brazil prepaid its entire debt with the IMF, in the amount of SDR 10.8 billion (approximately $15.5 billion). See “Public Debt—External Debt”.

Brazil’s GDP rose 2.9% in 2005 relative to 2004 and the formal labor market increased by 1.3 million jobs. Production in the industrial, agricultural and services sectors rose 2.2%, 1.0% and 3.4%, respectively, in 2005 relative to 2004. Brazil’s consolidated public sector primary surplus for 2005 was R$93.5 billion, or 4.4% of GDP. The consolidated public sector nominal deficit rose to 3.0% of GDP in 2005 from 2.4% of GDP in 2004. In addition, the inflation rate, as measured by IPCA, was 7.6% in 2004 and 5.7% in 2005, within the range established by the National Monetary Council (Conselho Monetário Nacional or “CMN”) for both years.

Market concerns about the timing and magnitude of interest rate increases in the U.S. and an increase in oil prices led to the concerns in the market, causing the real to depreciate against the U.S. dollar. The real recovered in September 2004, however, because of the performance of Brazil’s external sector. In 2004, the current account surplus reached a record high of $11.7 billion, driven in large part by a trade surplus of approximately $33.6 billion. The balance of payments also recorded a surplus of $2.2 billion, reducing the need for external financing. The real ended the year at R$2.6544 to $1.00, up from R$2.8892 to $1.00 in 2003.

The recovery of the real continued during 2005 and 2006. In 2005, the current account surplus totaled $14.0 billion, the highest recorded to date. This surplus was due largely to a trade balance of approximately $44.7 billion, a 33.0% increase over 2004. The real ended 2005 at R$2.3407 to $1.00. On December 31, 2006, the real stood at R$2.1380 per $1.00, and the current account reached $13.6 billion, driven in large part by a trade surplus of $46.5 billion. In 2007, the current account surplus totaled $1.6 billion, but the capital and financial account totaled $ 88.3 billion, the highest result ever recorded. The real ended the year at R$ 1.7713 to $1.00.

One result of the global financial crises was the depreciation of the real, which on December 31, 2008 stood at R$2.337 per $1.00. After six years, the current account had a deficit of $28.3 billion in 2008. The deficit was influenced by the global financial crises which caused a foreign and domestic credit crunch, an abrupt decline in economic growth and macroeconomic uncertainty, leading to the reduction of international trade amongst other effects. The financial account decreased to $31.9 billion. The current account deficit in 2008 is due to the decrease of the trade balance, the increase in the number of Brazilians traveling abroad and the increase of remittances of profits abroad by multinational companies.

Trade balance surplus for 2008 was $24.74 billion, 38.2% lower than 2007 ($40.03 billion). The total cost of trips abroad in Brazil increased by approximately $2.7 billion, from $8.2 billion in 2007 to $10.9 billion in 2008. However, the biggest pressure came from remittance of profits by multinational companies which increased $11.4 billion last year. In 2007, such companies sent $22.4 billion out of the country and last year such remittances rose to $33.8 billion. The automotive industry sent the most profits abroad in 2008, totaling $5.6 billion, against $2.7 billion remitted in 2007.

Between February 19, 2003 and April 14, 2004, the Central Bank reduced its Over/Selic rate target from 26.5% to 16%. In an effort to manage inflationary expectations resulting from accelerated growth, the Central Bank regularly increased its Over/Selic rate target until reaching a target of 19.75% on May 18, 2005. The Central Bank gradually reduced its Over/Selic rate target from 19.5% on September 14, 2005 to 11.25% on September 5, 2007, but to manage renewed inflationary expectations resulting from accelerated growth, the Central Bank increased its Over/Selic to 11.75% on April 16, 2008, to 12.25% on June 4, 2008, to 13.00% on July 23 and to 13.75% on September 10, 2008. The 13.75% rate was maintained for the rest of 2008.

The Central Bank began an easing of monetary policy due in part to the international financial crisis and its effects such as the generalized slowdown of advanced and emerging economies and its effects on the domestic economy. The policy started to be implemented on January 21, 2009 by the reduction of the Over/Selic target rate to 12.75 and with further reductions to 11.25% on March 11, 2009, 10.25% on April 29, 2009 and 9.25% on June 10, 2009.

The inflation rate, as measured by IPCA, was 3.1% in 2006 and within the range established by the CMN for 2006. The inflation rate, as measured by IGP-DI, was 3.8% in 2006. The lower inflation rates were attributable largely to the appreciation of the real and to the Central Bank’s conservative monetary policy. The IPCA was 4.46% in 2007, close to the target of 4.5% determined by the CMN for the year, while the inflation rate measured by the IGP-DI was 7.9%. In 2008, the IGP-DI was 9.1% and the IPCA was 5.9%, higher than the target of 4.5% established by the CMN. In 2009, on a twelve-month trailing basis, the IGP-DI decreased from 5.86% in March to 4.74% in April, to 2.99% in May and to 0.74% in June. The IPCA of June 2009 was 0.36% which was smaller than the IPCA of May 2009 which was 0.47%. In June 2008, the IPCA was 0.74% and in May 2008, it was 0.79%. IPCA accumulated 2.57% in the year up to June 2009, lower than the IPCA of 3.64% relative to the same period of 2008. In relation to the last twelve months, the result was 4.80%, also below the IPCA figure relative to the immediately previous month (5.20%) and above the target but lower than the result for 2008 which was 6.06%.

GDP increased 4.0% from 2005 to 2006, 5.7% from 2006 to 2007, 5.1% from 2007 to 2008 and decreased 0.8% in the first quarter of 2009 in relation to the fourth quarter of 2008. The formal labor market grew by 1.2 million, 1.6 million and 1.5 million jobs, respectively. In 2009, the economy created 119,495 net jobs in June, compared to 131,557 in May and to 309,442 in June 2008. Production in the industrial, agricultural and services sectors rose 2.9%, 4.2% and 3.8%, respectively, from 2005 to 2006, 4.7%, 5.9% and 5.4%, respectively, from 2006 to 2007, 4.3%, 5.8% and 4.8% from 2007 to 2008 and -3.1%, -0.5% and 0.8%, respectively, from the last quarter of 2008 to the first quarter of 2009. Brazil’s consolidated public sector primary surplus totaled R$118.0 billion, or 4.1% of GDP, in 2008, compared to R$101.6 billion, or 3.9% of GDP, in 2007. The consolidated public sector nominal deficit rose from R$69.9 billion, or 3.0% of GDP, in 2006 to R$57.9 billion, or 2.2% of GDP, in 2007, to R$44.3 billion, or 1.5% of GDP, in 2008.

On June 29, 2009, Decree No. 6.867 excluded the companies of Group Petrobras from the statistics of the public debt and from the Public Sector borrowing requirements. Taking this fact into consideration, the consolidated public sector nominal deficit reached R$1.1 billion in May 2009, and accumulated from January until May 2009 in the amount of R$31.9 billion, or 2.69% of GDP, compared to R$71.4 billion in the same period last year.

Relationship between the Federal and Local Governments

The Constitution reallocated public resources from the Federal Government to the States and municipalities without a corresponding shift of the responsibility to provide certain essential public services, which remained with the Federal Government. The imbalance of resources and responsibilities was exacerbated by State and local borrowing, particularly during State election campaigns.

The realignment of spending responsibilities is particularly important for a sustainable solution to Brazil’s fiscal problems. Uncommitted revenue of the Federal Government currently does not exceed 20.0% of total revenues and is insufficient to meet the Federal Government’s funding needs with respect to personnel, procurement, investment and debt service. Unless constitutionally mandated transfers to States and municipalities are modified, a portion of any increases in revenue may be automatically translated into new expenditures. See “Public Finance—Taxation and Revenue Sharing Systems”.

In addition, supervision of the State banks has intensified as part of the effort to curtail abuses in State and local borrowing. Because of the measures taken to reduce liquidity in the domestic market, certain State-owned and privately owned banks that were dependent on readily available overnight interbank funds have faced liquidity difficulties. On December 30, 1994, authorities from the Central Bank assumed responsibility for the operation of two large State-owned banks, Banco do Estado do São Paulo S.A. (“BANESPA”) and Banco do Estado do Rio de Janeiro S.A. (“BANERJ”). Banco Itaú S.A. purchased two State banks—BANERJ on June 26, 1997 for R$331.0 million and Banco do Estado de Minas Gerais (“BEMGE”) on September 14, 1998 for R$583.0 million—and control of BANESPA passed to the Federal Government on December 31, 1997 in connection with the restructuring of the State of São Paulo’s R$16.8 billion debt to BANESPA. The Federal Government subsequently sold 60% of the outstanding common (voting) shares and 30% of the outstanding preferred (nonvoting) shares of BANESPA to Banco Santander Central Hispano of Spain for R$7.05 billion on November 20, 2000. In addition, Banco do Estado de Pernambuco S.A. (“BANDEPE”) was sold to Banco ABN AMRO on November 17, 1998 for R$182.9 million, and Banco Baneb, a bank controlled by the State of Bahia, was sold in June 1999 to Banco Bradesco S.A. for R$260.0 million. Other significant dispositions include the sale by the State of Paraná of a controlling interest in Banestado to Banco Itaú S.A. for R$1.625 billion on October 17, 2000, the sale by the Federal Government of a controlling interest in Banco do Estado do Amazonas S.A. to Banco Bradesco S.A. for R$182.9 million on January 29, 2002, the sale by the Federal Government of a controlling interest in Banco do Estado do Maranhão S.A. (“BEM”), to Banco Bradesco S.A. for R$78 million on February 10, 2004 and the sale by the Federal Government of a controlling interest in Banco do Estado do Ceará (“BEC”) to Banco Bradesco S.A. for R$700 million on December 22, 2005. The Republic is in the process of liquidating or has liquidated certain other State financial institutions such as the State banks of Acre, Alagoas, Amapá, Mato Grosso, Rio Grande do Norte and Rondônia. See “The Financial System—General” and “—Public Sector Financial Institutions”.

Banco do Brasil incorporated Banco do Estado de Santa Catarina (“BESC”) on October 1, 2008. Banco do Brasil bought Nossa Caixa on November 20, 2008, which transaction was approved by the Central Bank on March 10, 2009. It also incorporated the Banco do Estado do Piauí (“BEP”) on November 11, 2008, which was approved by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica or “CADE”) on June 16, 2009. On January 9, 2009, 49.99% of the shares of Banco Votorantin S.A., were purchased by Banco do Brasil. The control of such bank will remain with its original shareholders but Banco do Brasil is expected to participate in its management. Banco do Brasil was allowed to implement these operations pursuant to the approval of Provisional Measure No. 443 of October 21, 2008, which allowed Banco do Brasil and the CEF to acquire interests in financial institutions.

In an effort to correct imbalances in the finances of State and local governments, the Federal Government has introduced initiatives in recent years that have included the rescheduling of State and local debt and the imposition of limits on the incurrence of new debt.

In 1995, for example, the Federal Government implemented the Support Program for the Restructuring and Fiscal Adjustment of States, which was aimed at correcting chronic imbalances in the finances of the State and local governments. Under this program, State and local governments were required to comply with targets relating to fiscal balance as a condition for receiving Federal Government financing. The fiscal adjustments to be implemented by the States included the following: (i) reduction and control of personnel costs, (ii) compliance with privatization programs for State enterprises and certain public services in cooperation with BNDES and the appropriate federal ministries, (iii) reform of tax collection systems and implementation of financial controls and budgetary limitations at the State level, (iv) reduction of high levels of State-level indebtedness through restructuring facilities with the National Treasury and (v) the commitment to meet certain minimum fiscal targets (including satisfactory debt/net revenue ratios) as a step towards the balancing of State budgets. Nineteen State governments signed agreements undertaking to implement required policy changes as a condition of receiving specified financial assistance. The total amount of financing disbursed under this program was approximately R$3.3 billion.

In 1996, the Federal Government issued two measures relating to the restructuring of State debt. Provisional Measure No. 1,560 (subsequently enacted as Law No. 9,496 of September 11, 1997) authorized the Federal Government to assist in the refinancing of (i) the public securities debt of the States, (ii) loans made by CEF to the States under various federal measures authorizing temporary financial assistance to the States and (iii) the debt of the States owed to banks controlled by such States. The debt eligible to be refinanced under Law No. 9,496 included debt previously refinanced under the Support Program for the Restructuring and Fiscal Adjustment of States. Each refinancing arrangement was to be subject to the previous approval of both the federal Senate and the respective State Assembly. In addition to specific targets for each State or the Federal District, the refinancing contracts were to require: (i) improvements in the primary fiscal results, (ii) reductions in the expenditures pertaining to civil servants, (iii) achievement of a specific “financial debt/actual net revenue” ratio, (iv) improvement in the collection of State revenues, (v) adoption of privatization programs, concession of public services and administrative reform and (vi) limitation of the ratio of investment expenditure to actual net revenue. All of the States except the State of Tocantins signed agreements with the Federal Government, covering approximately R$115 billion in debt.

Provisional Measure No. 1,514 dated August 7, 1996 (subsequently superseded by Provisional Measure No. 2,192 dated August 24, 2001) established a program to facilitate the restructuring of Brazil’s State banks. This provisional measure permitted the Republic, in its sole discretion, to (i) acquire control of a financial institution, exclusively for its privatization or dissolution, (ii) finance the closure of the financial institution or its transformation into a non-financial institution or (iii) finance the prior arrangements necessary for the privatization of the financial institution or to guarantee any credit by the Central Bank for the same end, in accordance with rules to be promulgated by the CMN. The Republic could also acquire contractual debts owed by a controlling shareholder to the financial institution and refinance the debts so acquired. As of December 31, 2008, forty-five State banks had been restructured at a cost to the National Treasury of R$21.9 billion.

The efforts to control State finances culminated in the passage of the Fiscal Responsibility Law and the related Fiscal Crimes Law. See “Public Finance—Fiscal Responsibility Law and Fiscal Crime Law”.

On January 6, 1999, the newly inaugurated governor of the State of Minas Gerais announced that the State would suspend for 90 days payments on its approximately R$18.3 billion debt to the Federal Government. The governor of the State of Rio Grande do Sul subsequently sought and obtained an injunction permitting that State to make payments into an escrow account, pending the resolution of the request of seven States to renegotiate refinancing agreements reached with the Federal Government under Law No. 9,496 of September 11, 1997. The Federal Government responded by withholding Constitutionally mandated transfers payable to the State of Minas Gerais and, on February 10, 1999, paid half of an approximately $85 million due in respect of the State’s Eurobonds that matured on that date to ease investor concerns about the risk of default by State governments. The Federal Government also notified certain international financial institutions that it would no longer guarantee these States’ obligations to these financial institutions, leading the World Bank to suspend loans to the States of Minas Gerais and Rio Grande do Sul. The State of Rio Grande do Sul resumed debt payments to the National Treasury during the first half of 1999, and the State of Minas Gerais announced in January 2000 that it would resume payments on its debts.

On June 2, 1999, the Central Bank declared the State of Pernambuco in default after the State announced that it would not honor approximately R$260 million aggregate principal amount of the State’s bonds. As a result of the default, the State was precluded from borrowing in the local markets. On December 29, 1999, the National Treasury refinanced Pernambuco’s debt issued in the market after 1995, which amounted to R$859 million, under the same conditions applicable to the refinancing of the other States’ debts. Following that refinancing, the State of Pernambuco was again permitted to raise funds in the local markets, subject to the conditions in the refinancing agreement with the National Treasury.

On July 12, 2006, the Senate approved Resolution Project No. 57/03 (converted into Resolution No. 33/06) which allows the States, the Federal District and Municipalities to transfer credits from consolidated active debt to private banks; such credits are to be against companies or individuals for unpaid debts with a term greater than 12 months, in exchange for receiving up to 30% of the amounts due from such companies or individuals.

Law No. 11,457 dated March 16, 2007 (with specifications given by Decree No. 6.166 of July 24, 2007) allows for installment payments by States and of the Federal District of amounts owed as social contributions to the Social Security in up to 240 monthly payments, with a discount of 50% of the deferred payment interest and application of interest only if there is no payment. For the workers’ discounted contributions that have not been sent to the Federal Revenue, the amendment allows installment payments for up to 60 months. If the installment is not paid, the National Treasury can keep resources of the States Participation Fund as collateral for the difference, and charge interest based on the Over/Selic rate. The monthly installment should be at least 1.5% of the average of the net current revenue of the State as stated in the Fiscal Responsibility Law. The installment payment option will not be available if there is a lack of payment of three consecutive installments or six alternating installments, or an absence of payment of the contributions due after the installment payments end.

Constitutional Amendment No. 55/2007, published by the National Congress on September 20, 2007, raises from 22.5% to 23.5% the financial resources of the Municipalities Participation Fund, which is funded by proceeds from Income Tax and from the IPI.

The Government of the State of Alagoas obtained, on December 10, 2008, permission from the Federal Government to increase its debt to approximately R$1 billion. The World Bank will lend around R$600 million to Alagoas. An additional R$430 million will be lent to Alagoas by the Inter-American Bank of Development.

Through Provisional Measure No. 457 of February 10, 2009 (subsequently enacted as Law No. 11,960 of June 29, 2009), the Federal Government decided to allow all the municipalities to re-negotiate their debts with the National Social Security Institute (Instituto Nacional do Seguro Social or “INSS”). The outstanding debts with maturity dates prior to January 31, 2009 were scheduled to be repaid in installments of up to 240 months.

On April 17, 2009, the Federal Government granted, by means of Resolution No. 3.716 (), a credit line of R$4 billion to be used by State governments and the Federal District, as a means to compensate them for a reduction in resources of the State’s Participation Fund caused by a reduction in tax revenues such as IPI. The credit line will be funded with resources from the Workers’ Support Fund (Fundo de Amparo ao Trabalhador, or “FAT”) and may be drawn in federal public banks. The States will pay for the credit at a rate based on the Brazilian long term government bonds rate (Taxa de Juros de Longo Brazo, or “TJLP”) plus 3.0% per annum. The loan will mature in eight years and has a payment grace period of one year. The payments will be in quarterly installments during the grace period and monthly thereafter. The deadline to draw from this credit line will be December 31, 2009.

On May 14, 2009, in order to help the municipalities, President Lula sanctioned Law No. 11,939 which opened a special credit in the amount of R$1 billion for transfers to municipalities as a way of compensating them for a reduction in resources of the municipalities (Fundo de Participaras Municipal, or “FPM”) between the years of 2008 and 2009. Concurrently, Provisional Measure No. 462 was enacted, establishing terms and conditions for the transfer of such amounts to the municipalities in 2009.

Gross Domestic Product

Brazil’s GDP grew by 5.1% in 2008 relative to 2007. The industrial, services and agricultural sectors increased in 2008 by 4.3%, 4.8% and 5.8% respectively relative to 2007. With respect to demand in 2008, relative to 2007, gross fixed capital formation had an increase of 13.8%, the highest annual increase since the beginning of the series in 1996. Household consumption increased in 2008 by 5.4%, its fourth consecutive year of growth, while public administration consumption grew in 2008 by 5.6%.

The GDP showed a decrease of 0.8% in the first quarter of 2009 in relation to the fourth quarter of 2008 in the series with seasonal adjustments. The biggest reduction in the first quarter of 2009 occurred in the industrial sector (-3.1%), followed by the agricultural sector (-0.5%) while the service sector presented an increase of 0.8% in relation to the fourth quarter of 2008. With respect to the first quarter of 2008, the GDP decreased by 1.8% in relation to the fourth quarter of 2007. For the four accumulated quarters in 2008, the GDP grew 3.1% in relation to the four previous quarters. The GDP reached R$684.6 billion in current prices in the first quarter of 2009.

The following table sets forth Brazil’s GDP at current prices and expenditures for each of the years indicated.

Table No. 4

Gross Domestic Product at Current Prices(1)—In Billions of Reais (R$)

	2004		2005		2006		2007		2008
	R$	%	R$	%	R$	%	R$	%	R$	%
Final Consumption	1,533.9	79.0	1,721.8	80.2	1,903.7	80.3	2,096.9	80.7	2,337.8	80.9
Gross Capital Formation	332.3	17.1	348.0	16.2	397.3	16.8	460.7	17.7	547.1	18.9
Gross Fixed Capital Formation	312.5	16.1	342.2	15.9	389.3	16.4	455.2	17.5	548.8	19.0
Changes in Inventories	19.8	1.0	5.7	0.3	8.0	0.3	5.5	0.2	(1.7)	(0.1)
Exports of Goods and Services	318.9	16.4	324.8	15.1	340.5	14.4	355.4	13.7	414.3	14.3
Less: Imports of Goods and Services	243.6	12.5	247.4	11.5	271.7	11.5	315.4	12.1	409.4	14.2
Gross Domestic Product	1,941.5	100.0	2,147.2	100.0	2,369.8	100.0	2,597.6	100.0	2,889.7	100.0

(1)	In March 2007, IBGE revised its methodology for calculating GDP.

Source: IBGE

The following tables set forth the participation of classes and activities in value added at basic prices and real growth at basic prices by sector for each of the years indicated.

Table No. 5

Participation of Classes and Activities in Value Added at Basic Prices

	2004	2005	2006	2007	2008
Agriculture	6.9	5.7	5.2	5.5	6.7
Industry	30.1	29.3	30.1	28.7	28.0
Mining, Oil and Gas	1.9	2.5	2.6	2.0	3.6
Manufacturing	19.2	18.1	18.3	17.8	16.0
Construction	5.1	4.9	5.2	5.3	5.1
Public Utilities	3.9	3.8	4.0	3.7	3.2
Services	63.0	65.0	64.7	65.8	65.3
Retail Services	11.0	11.2	10.8	10.9	12.2
Transportation	4.7	5.0	5.3	5.5	5.5
Communications	3.8	4.0	3.9	3.9	3.6
Financial Services(1)	5.8	7.1	7.0	7.6	6.7
Government(2)	14.7	15.0	14.7	15.0	15.2
Rental Services	9.1	9.0	8.8	8.8	8.6
Other Services	13.8	13.8	14.2	14.1	13.5

Value Added at Basic Prices	100.0	100.0	100.0	100.0	100.0

(1)	Financial intermediation, complementary social security and related services.
(2)	Includes Public Education, Health and Administration.

Sources: IBGE and Central Bank

Table No. 6

Real Growth (Decline) at Basic Prices by Sector

	2004	2005	2006	2007	2008
Real GDP	5.7	3.2	4.0	5.7	5.1
Agriculture and Livestock	2.3	0.3	4.5	5.9	5.8
Industry	7.9	2.1	2.3	4.7	4.3
Mining, Oil and Gas	4.3	9.3	4.4	2.8	4.3
Manufacturing	8.5	1.2	1.1	4.7	3.2
Construction	6.6	1.2	4.7	5.0	8.0
Public Utilities	8.4	3.0	3.5	5.9	4.5
Services	5.0	3.7	4.2	5.4	4.8
Retail Services	7.5	3.5	5.9	7.1	6.1
Transport	5.9	2.1	3.2	5.3	3.2
Communications	5.5	4.0	1.6	7.0	8.9
Government	3.8	1.1	3.3	2.4	2.3
Financial Institutions	3.7	5.3	8.4	14.5	9.1
Rental Services	3.9	4.7	3.0	4.1	3.0
Other Services	5.4	5.2	4.0	2.7	4.5

Sources: IBGE

Principal Sectors of the Economy

Until the 1950s, natural resources and agriculture were the major sectors in the Brazilian economy. Beginning in the mid-1950s and during the 1960s and 1970s, however, emphasis was placed on industrial development, financed in part by external debt. As a result, the contribution of manufactured goods to Brazilian export revenues has increased significantly, reaching 15.0% in 1970, 44.8% in 1980, 55.0% in 1995, 52.3% in 2007 and 46.8% in 2008.

In 2008, there was an increase of 16.2% in terms of price and a reduction of 5.0% in terms of volume of exports of manufactured goods in relation to 2007. In the accumulated period from January to May 2009, in comparison to the same period last year, there was a contraction both in prices and volume of exports of 3.3% and 28.9%, respectively, which can be attributed to the global economic crises.

Industry. All industrial subsectors grew, allowing a growth of the industrial sector of 7.9%, 2.1%, 2.3%, 4.7% and 4.3% in 2004, 2005, 2006, 2007 and 2008 respectively.

Services. In 2004, the services sector grew by 5.0%, including a 7.5% increase in retail services. In 2005, overall growth in the service sector was 3.7% as a result of growth in all subsectors, including a 5.3% rise in financial institutions and a 2.1% rise in transportation. In 2006, the service sector grew by 4.2% as a result of growth in all subsectors, including a 5.9% rise in retail services and a 8.4% rise in financial institutions. In 2007, the service sector grew by 5.4% as a result of growth in all subsectors, including a 7.0% rise in communications and a 14.5% rise in financial institutions. In 2008, the service sector grew by 4.8%, including a rise in the communications and financial institutions sectors by 8.9% and 9.1%, respectively.

Brazil’s road network is comprised of approximately 1.8 million kilometers, of which approximately 11.0% is paved. Most paved roads are maintained by federal and State authorities, while the vast majority of unpaved roads are the responsibility of local authorities. Brazil’s railway system consists of approximately 28,500 kilometers and provides approximately 20% of the transport distribution channels in Brazil. The main Brazilian cities are served by both domestic and international airlines, and many smaller communities benefit from scheduled service by domestic airlines. Brazil has major ports in Rio de Janeiro, Santos, Paranaguá, São Sebastião and Rio Grande. Brazil also enjoys an extensive coastline and navigable rivers, but the potential of river and maritime shipping has not been fully exploited. The Federal Government has taken initiatives to improve highway, railway and shipping infrastructure, which had deteriorated extensively during the 1980s and 1990s. Further, the process of privatization of the operation and maintenance of certain highways has begun and private companies have been permitted to install toll booths on thousands of kilometers of the country’s roads. On October 9, 2007, the National Land Transportation Agency conducted an auction of 25-year concession contracts for 2,600 kilometers. The Federal Program of Highway Concessions now comprises nearly 4,100 kilometers. See “Incentives for Private Investment”.

As of December 31, 2008, Brazil had approximately 41.1 million fixed telephone lines and 150.6 million cellular phones. Until its privatization in 1998, the network was run by concessionaires in each State that were subsidiaries of Telebrás. Since the late 1980s, considerable investment had been made in the expansion of the services of Telebrás, including the establishment of cellular telephone systems in all of the States and the first fiber optic communications connection between the cities of Rio de Janeiro and São Paulo, which largely accounts for the recent significant growth in the communications sector. Law No. 9,295, dated July 19, 1996, permits the Federal Government to auction to private sector companies licenses to build and operate cellular telephone systems. Pursuant to that law, the Federal Government completed the auctioning of “Band B” cellular telecommunications licenses and “Band D” and “B and E” mobile phone concessions to private operators. In addition, on July 29, 1998, the Federal Government sold its interest in Telebrás for approximately $19.0 billion. See “—State-Controlled Enterprises—Privatization Program”. In December 2007, the Federal Government completed the auctioning of “Band F”, “Band G”, “Band I”, and “Band J” of mobile networks to private operators.

The Federal Government-mandated rationing of energy in 2001 forced consumers to reduce energy consumption by 20%, which adversely affected the energy sector. Moreover, the depreciation of the real in 2002 affected the energy sector, which was not able to pass through all of its foreign exchange-related costs to consumers because of the Federal Government’s regulation of energy tariffs. As a result of the depreciation of the real, (i) energy purchased by Brazilian power distributors from Itaipú, the large hydroelectric generation project jointly run by Brazil and Paraguay, became more expensive because such energy is priced in U.S. dollars, and (ii) debt service in respect of foreign exchange-denominated loans increased. Power distribution companies were unable to pass all of these increased expenses to consumers, which, together with reduced demand arising from mandated power rationing in 2001 and first half of 2002, resulted in substantial losses to the energy sector in 2002. To assist power distributors, the Federal Government began collecting an emergency capacity tax (Encargo de Capacidade Emergencial), to compensate power generators and distributors for losses attributable to energy rationing. This tax was eliminated in December 2005.

In 2002, in order to evaluate the electricity sector model to be adopted, the Revitalization Committee of the Electricity Sector Model was instituted. During 2003 and 2004, the Federal Government launched benchmarks for a new model for the Brazilian Electricity Sector, pursuant to Law Nos. 10.847 and 10.848 of 2004 and by Decree No. 5163 of 2004. Institutionally, the new model created (i) the Enterprise for Energetic Research (Empresa de Pesquisa Energética, or “EPE”), which is responsible for the long range planning of the electricity sector, (ii) the Electricity Sector Monitoring Committee, the objective of which is to permanently evaluate the security of the electric energy supply, and (iii) the Chamber for the Electric Energy Trade (Câmara de Comercialização de Energia Elétrica or “CCEE”), in order to commercialize electric energy in the Interconnected System (Sistema Interligado Nacional, or “SIN”).

Two categories of contracts for the purchase and sale of energy were established by Law No. 10.848 of March 15, 2004: (i) the Environment of Free Contracting, in which Generation Agents, Traders, Energy Importers and Exporters participate, and (ii) the Environment of Regulated Contracting, in which Agents of Energy Generation and Distribution participate. In the latter, owners of concessions and permissions and the distributors of energy in the SIN, authorized by the public service through auction bidding, guarantee the service provided to their entire market. The Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica) is responsible for the regulation of contract bids for regulated electrical energy and for holding auctions directly or at the request of the CCEE. The lowest tariff criterion determines the auction winner, i.e., the winners of the auction are those who can offer electric energy at the lowest MW/hour price for the distributors’ projected demand. In the third or fifth year before the distributors’, agents’ supply of bought energy is to begin, the auction for energy purchased from New Generation Entrepreneurs takes place. In the year before the distributors’ agents’ supply of bought energy is to begin, the auction for energy purchased from Existing Entrepreneurs takes place. Interim auctions can also be held in order to supplement the energy necessary to meet the demand of a distributor’s concessions, up to 1% of the total concession of such distributor.

Total electricity generation in 2008 was 445.5 million MWh, a growth of 2.8% in relation to the total electricity generation of2007. Given the hydrothermic configuration of SIN, the plants in CCEE are registered in two classifications: hydraulics and thermal (coal, gas, oil, asphalt residual, nuclear and other). In2008, hydraulic generation represented approximately 87% of all energy produced in Brazil, and thermal generation represented approximately 13% of all energy produced in Brazil.

Ministry of Mines and Energy created the Special Committee for Electrical Energy Auctions (Comissão Especial dos Leilões de Energia Elétrica) on February 7, 2006, vested with defining guidelines and organizational issues regarding electrical energy auctions. The Committee was formed by representatives of the Ministry, the EPE and of the CCEE.

On December 10, 2007, the Brazilian Electricity Regulatory Agency successfully auctioned a concession for energy from the Santo Antônio hydroelectric plant, located in the Madeira River Complex, with installed capacity of 3,150.4 megawatts (MW). The total investment is valued at R$9.5 billion. On May 19, 2008, the Brazilian Electricity Regulatory Agency also successfully auctioned a concession for energy from the Jirau hydroelectric plant, also from the Madeira River Complex, with installed capacity of 3,300 megawatts (MW). The total investment is valued at R$8.7 billion.

Industrial Production. Industrial production grew 8.3% in 2004, 3.1% in 2005, 2.8% in 2006, 6.0% in 2007 and 3.1% in 2008. Table No. 7 sets forth growth in real terms in the principal areas of industrial production for the periods indicated.

The manufacturing industry grew by 8.5% in 2004, with increases in capital goods and durable consumer goods production of 19.7% and 21.8%, respectively. In 2005, growth in the manufacturing industry was 2.7%, with increases of 11.4%, 3.6% and 6.0% in durable consumer goods, capital goods and consumer goods production, respectively. The manufacturing industry grew by 2.6% in 2006, with increases in capital goods and durable consumer goods production of 5.7% and 5.8%, respectively. In 2007, the manufacturing industry sector grew by 6.0%, with increases in all categories of use, highlighted by a rise of 19.5% in capital goods and of 9.1% in durable consumer goods production. In 2008, the manufacturing industry sector grew by 3.1%, highlighted by a rise of 14.3% in capital goods and of 3.8% in durable consumer goods production. In the first quarter of 2009, compared to the same period in 2008, the manufacturing industry sector decreased by 12.6%.

Construction sector activity declined by 2.2% in 2002 and 3.3% in 2003. As the economy recovered in 2004, construction sector activity rose by 6.6%, but it slowed to 1.2% in 2005. However, construction sector activity grew by 4.7% in 2006, 5.0% in 2007 and 8.0% in 2008. See Table No. 6. The number of housing starts in a given year has depended heavily upon the availability of public funds and the ability of the Housing Finance System, currently under the direction of the CEF, to devote resources to new building activities. On December 31, 2008, the credit operations of the CEF related to the housing and sanitation sector reached approximately R$24.3 billion and R$8.7 billion, respectively.

Brazil’s proven mineral resources are extensive and have generally remained constant or expanded in recent years due to continuing exploration activity. Large iron ore and manganese reserves provide important sources of industrial raw materials and export earnings. Deposits of nickel, tin, chromite, bauxite, beryllium, copper, lead, tungsten, zinc and gold, as well as lesser known minerals, continue to be mined.

Oil production showed an average increase of 5.0% per year from 2000 to 2008, achieving 663.3 million barrels in2008. In 1997, Law No. 9,478 ended the company Petrobrás S.A.’s monopoly of the oil industry in Brazil and defined for the Republic the role of regulation and fiscalization of the sector. The National Oil Agency (Agência Nacional do Petróleo or “ANP”), an agency linked to the Ministry of Mines and Energy, was created to regulate the oil industry in Brazil. One of ANP’s tasks is to promote tenders of oil exploitation and natural gas areas or blocks concessions. Since 1999, 10 tenders have been held, which has resulted in the exploitation of block concessions to Petrobras and to various international firms.

On November 8, 2007, Petrobras announced the discovery of new areas of oil extraction in the offshore Tupi field, located in the Santos basin, which could significantly increase the country’s oil and natural gas reserves (currently estimated at 14 billion barrels). On January 21, 2008, Petrobras announced the discovery of a new gas reserve close to the Tupi field. The extraction of oil from the Campo de Tupi started on May 1, 2009.

Sugar and alcohol production costs in Brazil’s most efficient plants are competitive to European beetroot sugar plants or to American corn alcohol plants. Brazilian production of ethylic alcohol (hydrated and anidre) achieved 27.1 billion cubic meters in 2008, representing a 20% increase compared to 2007 when the country produced 22.6 billion cubic meters.

The Federal Government has promoted biodiesel production implementation and its sustainable use—technically and economically—through the National Program for the Production and Use of Biodiesel (Programa Nacional de Produção e Uso do Biodiesel). Biodiesel fuel can be produced from animal fat or vegetable oil, and dozens of vegetables in Brazil are suitable as a biodiesel energy source.

Biodiesel reduces amounts expended on diesel oil and petrol imports. Biodiesel production was 0.7 thousand cubic meters in 2005, 69.0 thousand cubic meters in 2006, 404.3 thousand cubic meters in 2007 and 1,167.1 thousand cubic meters in 2008.

Law No. 11,097 of January 2005 mandates the addition of a minimum ratio of biodiesel to consumer traded diesel oil throughout the Republic. This percentage will be 5.0% after eight years from the Law’s publication date and 2.0% after three years from the Law’s publication date. Since January 1, 2008, all diesel oil traded in Brazil has 2% of biodiesel in its composition. To increase use of biodiesel, the EPE increased the minimum percentage to 3.0% on July 1, 2008 and to 4.0% on July 1, 2009.

Table No. 7

Annual Changes in Industry Production

Mining and Manufacturing

	2004	2005	2006	2007	2008
Mining, Oil and Gas	4.3	10.2	7.3	5.9	3.8
Manufacturing Industry	8.5	2.7	2.6	6.0	3.1
By Segment
Nonmetallic Minerals	4.8	2.8	2.6	5.3	8.3
Metallurgy	3.3	(2.0)	2.8	6.8	3.3
Machinery and Equipment	16.1	(1.4)	4.0	17.7	6.0
Electronic and Communications Equipment	17.8	14.2	0.0	(1.1)	(2.9)
Transportation Equipment	10.3	5.5	2.1	13.9	42.2
Wood	7.7	(4.5)	(6.8)	(2.9)	(10.2)
Furniture	6.9	0.5	8.4	7.4	(1.5)
Paper and Cardboard	7.9	3.1	2.2	0.8	5.2
Rubber and Plastics	7.8	(1.2)	2.1	5.9	2.2
Shoes and Leather	2.3	(3.2)	(2.7)	(2.2)	(6.8)
Chemicals	7.0	(1.3)	(0.9)	5.6	(1.4)
Pharmaceutical Products	1.0	14.4	4.4	1.9	12.7
Perfumes, Soaps and Cleaning Products	11.9	3.7	2.0	5.1	(4.8)
Textiles	10.1	(2.1)	1.5	3.8	(1.9)
Clothing	1.5	(5.1)	(5.1)	5.1	3.2
Food Products	4.1	0.6	1.8	2.6	0.5
Beverages	5.8	6.4	7.1	5.4	0.3
Tobacco	18.9	(0.9)	3.9	(8.1)	(7.0)
Publishing, Printing and Typesetting	(2.4)	11.3	1.7	(0.2)	1.7
Petroleum and Alcohol	2.3	1.5	1.6	3.1	0.4
Metal Products, Excluding Machinery and Equipment	10.0	(0.2)	(1.3)	5.8	2.4
Office Machines and Computer Equipment	33.5	17.3	51.6	14.4	(8.9)
Electric Machines and Materials	7.1	7.9	8.7	14.0	3.7
Medical, Optical, and Hospital Equipment	8.3	2.6	9.4	3.8	16.0
Automobiles	29.9	6.8	1.3	15.0	8.1
Other	10.8	8.4	(1.3)	(1.6)	(0.2)
Total Annual Change in Production of Mining, Oil and Gas and Manufacturing Industry	8.3	3.1	2.8	6.0	3.1
By Category of Use
Capital Goods	19.7	3.6	5.7	19.5	14.3
Intermediate Goods	7.4	0.9	2.1	4.8	1.5
Consumer Goods	7.3	6.0	3.3	4.7	1.9
Durable Goods	21.8	11.4	5.8	9.1	3.8
Nondurable Goods	4.0	4.6	2.7	3.3	1.3

Sources: IBGE and Central Bank

Agriculture. Brazil has a well-diversified agricultural sector. According to the World Horticultural Trade and U.S. Export Opportunities, Brazil is the world’s largest producer of orange juice, accounting for 50% of world production in 2002. Brazil is also the world’s largest producer of sugar; approximately 70% of Brazil’s sugar crop is processed into alcohol for automotive fuel. Brazil’s largest single export crop is soya (beans, bran and oil), with 2004, 2005, 2006, 2007 and 2008 exports totaling approximately $10.0 billion, $9.5 billion, $9.3 billion, $11.4 billion and $18.0 billion, respectively. In addition, Brazil has been the world’s largest producer of coffee for more than a century. Coffee exports in 2004, 2005, 2006, 2007 and 2008 totaled $2.0 billion, $2.9 billion, $3.3 billion, $3.8 billion and $4.7 billion, respectively, while orange juice exports totaled $0.8 billion, $0.8 billion, $1.0 billion, $1.5 billion and $1.1 billion, respectively. Sugar exports totaled $2.6 billion, $3.9 billion, $6.2 billion, $5.1 billion and $5.5 billion, respectively. In addition, meat and meat by-product exports totaled $6.2 billion, $8.0 billion, $8.5 billion, $11.1 billion and $14.3 billion in 2004, 2005, 2006, 2007 and 2008, respectively.

The output of the agricultural sector increased by 2.3% in 2004, 0.3% in 2005, 4.2% in 2006, 5.3% in 2007 and 5.8% in 2008.

State-Controlled Enterprises

In Brazil there are two types of State enterprises: public companies and mixed-ownership companies. Public companies are corporations wholly-owned by the States or the Republic, created by special law to carry on economic activities in any of the corporate forms provided for by law. Examples of federal public companies are BNDES, CEF, the Brazilian Post Office and Telegraph Corporation (Empresa Brasileira de Correios e Telégrafos) and the Mineral Resources Exploration Company (Companhia de Pesquisa de Recursos Minerais). Mixed-ownership companies are in corporate form and are majority-owned by the Federal Government. Unless otherwise provided by the law authorizing the creation of a mixed-ownership company, the rights of the Federal Government are those conferred by Brazilian corporate law on majority shareholders generally.

Brazil also has autonomous institutions and public foundations. Autonomous institutions are entities established to carry out public functions which require decentralized financial and operating management, such as the Central Bank, the CVM, the Brazilian Institute of Forest Development, the National Institute of Industrial Property, the National Highway Department and the National Department of Mineral Production.

Public foundations are non-profit public law entities created to carry out activities not performed by public companies. Public foundations have administrative autonomy and manage their own assets, but their expenses are defrayed by the Federal Government and other sources. Examples of public foundations are the IBGE, the Applied Economics Research Institute (Instituto de Pesquisa Econômica Aplicada) and the National Counsel of Technological and Scientific Development (Conselho Nacional de Desenvolvimento Científico e Tecnológico).

Under Brazilian law, private parties may only participate in activities considered to be public services if they are authorized to do so by the Federal Government. The areas formerly reserved to the Republic under the Constitution include broadcasting and telecommunications, electric power service and facilities, hydroelectric power generation, certain interstate and international navigational services, interstate and international highway passenger transportation services and the operation of ports. The mining and processing of nuclear mineral ores and minerals and their by-products remain under Federal Government monopoly.

Privatization Program. The objectives of the Federal Government’s privatization program were to (i) reduce the role of the state in the economy and allocate more resources to social investment, (ii) reduce public sector debt, (iii) encourage increased competition and thereby raise the standards and efficiency of Brazilian industry and (iv) strengthen the capital markets and promote wider share ownership.

The Privatization Council (Conselho Nacional de Desestatização), a body directly subordinate to the President, is responsible for administering the privatization program. The privatizations had, for the most part, been effected through share auctions conducted on Brazil’s stock exchanges. Between 1991 and 2002, earnings for public accounts totaled approximately $105.6 billion, revenues from federal and state privatizations totaled approximately $59.5 billion and approximately $27.9 billion, respectively and debt transfers to the private sector totaled approximately $18.1 billion.

There were no privatizations in 2003. On February 10, 2004, Banco Bradesco S.A. acquired a controlling interest in BEM, the State bank of Maranhão, in a public auction conducted by the Central Bank. Banco Bradesco offered R$78 million for BEM, a slight premium over the R$77.2 million minimum price in the auction. The sale was the first privatization under President da Silva’s administration. On December 21, 2005, Banco Bradesco S.A. acquired BEC, the State Bank of Ceará, over which the Federal Government had assumed control. Banco Bradesco offered R$700 million for BEC, which represented a premium of 28.98% over the minimum price. Decree No. 6.026 dated January 22, 2007, included Energy Company of Amazonas (Companhia Energética do Amazonas S.A.), in the privatization program. Decree No. 6.373, dated February 14, 2008, included the São Gonçalo do Amarante airport, located in the State of Rio Grande do Norte, in the privatization program. Decree No. 6.380, dated February 20, 2008, and Decree No. 6.502, dated July 3, 2008, withdrew, respectively, Banco do Estado de Santa Catarina and Banco do Estado do Piauí from the privatization program.

Table No. 8

Brazilian Privatization Program

	Month of Auction	Purchase Price(1)
		(in millions of dollars)
Usinas Siderúrgicas de Minas Gerais S.A.—Usiminas	October 1991	$1,941.2
Companhia Eletromecânica—Celma	November 1991	91.1
Material Ferroviário S.A.—Mafersa	November 1991	48.8
Companhia Siderúrgica do Nordeste—Cosinor	November 1991	15.0
Serviço de Navegação da Bacia do Prata—SNBP	January 1992	12.0
Indag S.A.	January 1992	6.8
Aços Finos Piratini S.A.	February 1992	106.6
Petroflex-Indústria e Comércio S.A.	April 1992	234.0
Companhia Petroquímica do Sul—Copesul	May 1992	861.5
Companhia Nacional de Alcalis—Can	July 1992	81.4
Companhia Siderúrgica de Tubarão	July 1992	353.6
Nitriflex S/A Indústria e Comércio	August 1992	26.2
Fertilizantes Fosfatados S/A	August 1992	182.0
Polisul Petroquímica S/A	September 1992	56.8
Companhia Ind. de Polipropileno S/A	September 1992	59.4
Goiás Fertilizantes S.A-Goiasfertil	October 1992	13.1
Companhia de Aços Especiais Itabira—Acesita	October 1992	465.4
Companhia Brasileira de Estireno—CBE	December 1992	10.9
Poliolefinas S.A.	March 1993	87.1
Companhia Siderúrgica Nacional—CSN	April 1993	1,495.3
Ultrafértil S.A. Ind. e Comércio de Fertilizantes	June 1993	205.6
Companhia Siderúrgica Paulista—Cosipa	August 1993	585.7
Aços Minas Gerais S.A.—Açominas	September 1993	598.5
Oxiteno S.A. Indústria e Comércio	September 1993	53.9
Petroquímica União S.A.—PQU	January 1994	287.5
Arafértil S.A.	April 1994	10.7
Mineração Caraíba S.A.	July 1994	5.8
Acrilonitrita do Nordeste S.A.—Acrinor	August 1994	12.1
Companhia Pernambucana de Borracha Sintética-Coperbo	August 1994	25.9
Polialden Petroquímica S.A.	August 1994	16.7
Ciquine Companhia Petroquímica	August 1994	23.7
Politeno Indústria e Comércio S.A.	August 1994	44.9
Empresa Brasileira de Aeronáutica S.A.—Embraer	December 1994	192.2
Sale of minority interests held by government companies	Nov.-Dec. 1994	395.5
Centrais Elétricas do Espírito Santo S.A.—Escelsa	July 1995	519.3
Companhia Industrial de Polipropileno S.A.—Copene	August 1995	270.4
Companhia Petroquímica de Camaçari—CPC	September 1995	99.6
Salgema Indústrias Químicas S.A.	October 1995	139.2
Companhia Química do Recôncavo—CQR	October 1995	1.7
Nitrocarbono S.A.	December 1995	29.6
Pronor Petroquímica S.A.	December 1995	63.5
Companhia Brasileira de Poliuretano—CBP	December 1995	0.04
Polipropileno S.A.	February 1996	81.2
Koppol Filmes S.A.	February 1996	3.1
Rede Ferroviária Federal S.A.—Malha Oeste	March 1996	63.4
Light Serviços de Eletricidade S.A.	May 1996	2,508.5
Deten Química S.A.	May 1996	12.0

	Month of Auction	Purchase Price(1)
		(in millions of dollars)
Rede Ferroviária Federal S.A.—Malha Centro-Leste	June 1996	316.0
Polibrasil S.A. Indústria e Comércio	August 1996	99.4
Rede Ferroviária Federal S.A.—Malha Sudeste	September 1996	870.6
Estireno do Nordeste S.A.	September 1996	16.6
Rede Ferroviária Federal S.A.—Malha Tereza Cristina	November 1996	17.9
Rede Ferroviária Federal S.A.—Malha Sul	December 1996	208.5
Sale of minority interests held by government companies	December 1996	33.4
Companhia Vale do Rio Doce—CVRD	May 1997	3,298.9
Rede Ferroviária Federal S.A.—Malha Nordeste	July 1997	14.6
TECOM 1–Porto de Santos	September 1997	251.0
Banco Meridional	December 1997	240.1
Sale of minority interests held by government companies	Feb.-July 1997	189.6
“Band B” cellular telecommunications licenses	October 1998	7,613.0
Telecomunicações Brasileiras S.A.—Telebrás	July 1998	19,237.0
Sale of minority interests held by government companies	Apr.-Dec. 1998	421.4
Companhia Docas do Espírito Santo-Cais de Capuaba	May 1998	26.2
Companhia Docas do Espírito Santo-Cais de Paul	May 1998	9.4
Tecon 1–Porto de Sepetiba	September 1998	79.0
Centrais Geradoras do Sul do Brasil S.A.—Gerasul	September 1998	880.4
Porto do Rio (Terminal Roll-on Roll-off)	November 1998	26.5
Porto de Angra dos Reis	November 1998	7.9
Rede Ferroviária Federal S.A.-Malha Paulista	November 1998	205.8
Datamec	June 1999	49.6
Porto de Salvador	December 1999	20.9
“Mirror” companies for Telebrás	1999	128.0
Sale of minority interests held by government companies	December 1999	61.7
Petróleo Brasileiro S.A.—Petrobrás	July-Aug. 2000	4,032.1
Banco do Estado de São Paulo S.A.—Banespa	November 2000	3,604.3
Sale of minority interests held by government companies	December 2000	33.8
Sale of “Band D” mobile phones concessions	February 2001	1,333.5
Sale of “Band E” mobile phones concessions	March 2001	481.7
Sale of Petrobrás preferred shares	July 2001	808.3
Banco do Estado de Goiás—BEG	December 2001	269.5
Sale of minority interests held by government companies	April-November 2001	12.5
Banco do Estado do Amazonas—BEA	January 2002	76.8
Global offering of CVRD preferred shares	March 2002	1,896.6
Sale of minority interests held by government companies	April 2002	3.1
Sale of “Band D” mobile phones concessions	November 2002	18.7
Sale of “Band E” mobile phones concessions	November 2002	237.8
Banco do Estado do Maranhão—BEM	February 2004	26.6
Banco do Estado de Ceará—BEC	December 2005	297.9
Sale of minority interests held by government companies	December 2005	18.1
Sale of minority interests held by government companies	August 2006	0.2

Total		$59,873.3

(1)	The purchase price does not reflect actual dollars received. In most cases, the purchase price was paid in the form of Brazilian currency or various debt obligations of the Republic, its agencies or state-controlled enterprises redeemed at face value for purposes of these sales. Values in Brazilian currency were converted to U.S. dollars at the commercial selling rate on the closing date following the relevant auction.

Source: BNDES

The legal measures establishing the Plano Real provide that Federal Government-held shareholdings in public companies not included in the national privatization program be transferred to the custody of an entity called the Public Debt Amortization Fund to the extent that such shareholdings are not needed to maintain Federal Government monopolies or national control of such companies. Proceeds from the sale of these shares are to be applied directly to the repayment of domestic debt of the National Treasury.

In addition to the privatization program, the Federal Government has sought to reduce the regulation of economic activity generally. Important developments in this regard include the establishment of a free foreign exchange market, the reduction of tariffs and elimination of most non-tariff trade barriers and the termination of most price controls. The Federal Government has also acted to deregulate certain segments of the economy, including fuel and oil derivatives, airlines, shipping and steel, and is considering the introduction of additional measures designed to increase competition in areas such as steel, highway maintenance and transportation, areas which were previously controlled, in most cases, by government enterprises.

Effective January 1, 2002, the Federal Government deregulated the oil sector. The Federal Government, among other things, eliminated price controls for gasoline, diesel oil and bottled gas, as well as certain subsidies for these products. The Federal Government also instituted the CIDE, a tax on the import and sale of petroleum, natural gas, ethyl alcohol and certain derivative products. CIDE revenues are to be used for the financing of environmental projects in the oil and gas industry, the financing of transport infrastructure projects and certain subsidies in the oil and gas sector.

Privatization of State-Owned Enterprises. The process of privatization in the various States began in 1996. Significant privatizations of State-owned assets include (i) the sale of Baneb, the State-owned bank of Bahia, to Banco Bradesco S.A. for R$260 million on June 22, 1999, (ii) the sale of Paranapanema, an electricity generation company owned by the State of São Paulo, to Duke Energy on July 28, 1999 for R$682 million (a 90% premium over the minimum price set by the State), (iii) the sale of Cesp-Tietê to AES Corporation for $472 million (representing a premium of approximately 30% over the minimum price set by the State of São Paulo) on October 27, 1999, (iv) the sale of Gas Noroeste to a consortium led by Gás Brasiliano for $143 million (representing a premium of 149.4% over the minimum price) on November 9, 1999, (v) the sale of Companhia Energetica de Pernambuco to a consortium led by Iberdrola S.A., the Spanish energy group, for $1 billion on February 17, 2000, (vi) the sale of Gás Sul to Gas Natural of Spain for $ 298.4 million on April 26, 2000, (vii) the sale of Companhia Energética do Maranhão to Pennsylvania Power & Light for $289 million on June 15, 2000, (viii) the sale of Manaus Saneamento to Lyonnaise des Eaux for $106 million on June 29, 2000 (representing a premium of 5% over the minimum price set by the State of Manaus), (ix) the sale of a controlling interest in Banestado to Banco Itaú S.A. for approximately $869 million on October 17, 2000 (representing a 302.8% premium over the minimum price set by the State of Paraná), (x) the sale of Sociedade Anônima de Eletrificação da Paraíba to Companhia Força e Luz Cataguases—Leopoldina for $185 million on November 30, 2000, (xi) the sale of Banco do Estado de Paraíba S.A.—Paraiban for $29 million (representing a 52.5% premium over the minimum sale price) to ABN Amro on November 8, 2001, (xii) the sale of minority interests in the Sao Paulo water and sewage utility SABESP for $247 million in November 2004, (xiii) the sale of Nossa Caixa Seguros e Previdencia for $92.9 million on May 24, 2005, and (xiv) the sale of Companhia de Transmissão de Energia Elétrica Paulista to Interconexão Eléctrica S.A for R$1.2 billion ($531 million) in June 2006. State privatization revenues from the inception of the State privatization programs through December 31, 2008 totaled $35.6 billion, which includes $3.8 billion in revenues arising from the sale by States of minority interests in government companies.

Prices

Until 1994, Brazil experienced high and chronic inflation, which hindered investment and economic growth and contributed to income inequality. Inflation and certain Federal Government measures taken to combat inflation have had significant negative effects on the Brazilian economy generally and on the fiscal accounts of the Federal Government and its ability to service its external debt. See “—Historical Background”.

The following table sets forth two principal price indices for the periods indicated.

Table No. 9

General Price Index—Domestic Supply (IGP-DI)(1)

Wholesale Price Index—Domestic Supply (IPA-DI)

		IGP-DI		IPA-DI
Period		Monthly	Trailing 12 Months	Monthly	Trailing 12 Months
1993	December		2,708.2		2,639.5
1994	December		909.6		857.8
1995	December		14.8		6.4
1996	December		9.3		8.1
1997	December		7.5		7.8
1998	December		1.7		1.5
1999	December		20.0		28.9
2000	December		9.8		12.1
2001	December		10.4		11.9
2002	December		26.4		35.4
2003	December		7.7		6.3
2004	December		12.1		14.7
2005	December		1.2		(1.0)
2006	December		3.8		4.3
2007	December		7.9		9.4
2008	December		9.1		9.8
2009	January		8.0		8.3
2009	February		7.5		7.4
2009	March		5.9		5.0
2009	April		4.7		3.5
2009	May		3.0		1.2

(1)	IGP-DI is an index based on a weighting of three other indices: the IPA-DI (approximately 60% of the index), the IPC (approximately 30% of the index), and the INCC (approximately 10% of the index). The IGP-DI, one of the most widely used inflation indices, is calculated by the Getúlio Vargas Foundation, an independent research organization.

Sources: Getúlio Vargas Foundation, Central Bank and Applied Economics Research Institute.

Chronic inflation in Brazil led to the emergence of a comprehensive system of indexation. Indexation mechanisms were first introduced in 1964 when the monetary correction of certain financial assets was instituted by law. Later, these indexation mechanisms were gradually adopted by all sectors of the economy. Various price indices were developed, each one with its own methodology, based on different baskets of goods or services, such as salaries, rents, taxes and financial instruments. The practice of widespread indexation in Brazil diminished the distorting impact of inflation on relative prices but also served to sustain and fuel inflationary expectations.

Throughout the 1980s and early 1990s, Brazil experienced periods of severe inflation. With the onset of the external debt crisis in 1982 and the resulting decrease in the availability of foreign capital, the Federal Government was obliged to monetize large and growing public sector deficits, thereby further stimulating inflation. See “Public Debt—Debt Crisis and Restructuring”.

With the implementation of the third phase of the Plano Real, including the introduction of the real in July 1994, the rate of inflation decreased significantly, reaching 9.3% in 1996, 7.5% in 1997 and 1.7% in 1998. The inflation rate (as measured by IGP-DI) rose to 20.0% in 1999, following the decision of the Central Bank to permit the value of the real to float against that of the dollar. The increase was largely the result of a 28.9% increase in the wholesale price index (the IPA-DI), a component of the IGP-DI. After the implementation of the inflation targeting regime in mid-1999, the inflation rate (as measured by IGP-DI) registered 9.8% in 2000, and 10.4% in 2001. Largely as a result of a depreciation in the value of the real, increases in administered prices and rising oil prices in the world markets, the inflation rate began to rise in Brazil during the fourth quarter of 2002, registering 26.4% at end of 2002. The inflation rate (as measured by IGP-DI) increased 7.7% in 2003, 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.9% in 2007, 9.1% in 2008 and 0.7% in June 2009.

Following the decision in January 1999 to permit the real to float freely, the Federal Government announced that it intended to pursue a monetary policy based on inflation targeting. In June 1999, the Federal Government announced inflation targets of 8% in 1999, 6% in 2000 and 4% in 2001, as measured by the IPCA, with tolerance intervals of plus or minus 2.0 percentage points. Brazil’s inflation rate, as measured by the IPCA, was 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5% in 2007 and 5.9% in 2008. During the 12 months ended June 2009, the inflation rate, as measured by IPCA, rose 4.80%. For2009, the inflation target is 4.5%, with a tolerance interval of plus or minus 2.0 percentage points. For 2010 and 2011, the inflation target was maintained at 4.5%, with a tolerance interval of plus or minus 2.0 percentage points.

Salaries and Wages

According to the Employment Monthly Survey conducted by IBGE in six major metropolitan regions of Brazil (Rio Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Recife and Salvador), the real average wages of all workers increased by 3.8% in 2004, 2.1% in 2005, 7.6% in 2006, 6.7% in 2007, 4.7% in 2008 and 3.0% in May 2009 .

In 2004, real average wages in São Paulo’s industrial sector rose 4.0%, while overall real wages increased by 7.7% in 2004. In 2005, real average wages in São Paulo’s industrial sector decreased by 0.2% and overall real wages rose by 5.6%. In 2006, both industrial real average wages and overall real wages saw significant gains, increasing by 7.7% and 13.7%, respectively, while in 2007, industrial real average wages posted a negative 0.4% and overall real wages rose by 4.1. In 2008, industrial real average wages and overall real wages increased 1.1% and 6.2%, respectively.

On January 30, 2009, President da Silva issued Provisional Measure No.456 (subsequently enacted as Law No. 11,944 of May 28, 2009), which increases the monthly minimum wage by 8.3% from R$415 to R$465, effective February 1, 2009. The following table sets forth certain data on industrial wages in the State of São Paulo and on the national minimum wage for the periods indicated.

Table No. 10

Industrial Wages—State of São Paulo(1)

and

National Minimum Wage

December 31,	Real Average Wages Index(2)(3)	Trailing 12 months(4)	Real Overall Wages Index(2)(3)	Trailing 12 Months(4)	Dollar Equivalent Minimum Wage (monthly)	Dollar Equivalent Minimum Wage Index(3)	Trailing 12 Months(4)
2004	103.90	4.0	99.38	7.7	95.65	72.50	14.7
2005	102.70	(0.2)	101.57	5.6	131.26	99.49	36.9
2006	133.44	7.7	141.12	13.7	162.80	123.40	30.8
2007	109.72	(0.4)	121.64	4.1	212.77	161.27	23.9
2008	112.04	1.1	127.17	6.2	173.32	131.37	18.1

(1)	Information is provided for the State of São Paulo because it represents approximately 47.4% of the industrial production of Brazil.
(2)	Deflated by CPI-FIPE.
(3)	January 2008 = 100.
(4)	Average percentage growth in last 12 months compared to previous 12-month period.

Sources: Federação das Indústrias do Estado de São Paulo (“FIESP”), Ministry of Finance and Central Bank

Employment

The Ministry of Labor customarily reports Brazilian employment statistics in terms of formal employment. Formal employment comprises employment duly registered with the Ministry of Labor and subject to social security contributions by employers. Informal employment is not registered or subject to employment contributions.

The Ministry of Labor’s General File of Employed and Unemployed shows that formal employment rose 6.5% (or 1,523,276 jobs) in 2004, 5.1% (or 1,253,981 jobs) in 2005, 4.7% (or 1,228,686 jobs) in 2006, 5.9% in 2007 (or 1,617,392 jobs), 5.0% in 2008 (or 1,452,204 jobs) and 1.3% in the first six months of 2009 (or 390.322 jobs).

The table below sets forth employment levels by sector for the periods indicated.

Table No. 11

Level of Employment by Sector(1)

	December 31,
Sector	2004	2005	2006	2007	2008
Manufacturing	85.74	88.31	91.88	97.47	100.0
Public Utility/Industrial Services(2)	89.18	93.12	95.37	97.68	100.0
Commerce	78.37	83.8	88.67	94.46	100.0
Services	81.06	85.79	89.91	94.64	100.0
Construction	67.59	73.08	78.44	88.55	100.0
Government Service	91.63	94.45	95.81	98.09	100.0
Total	81.82	85.94	89.98	95.23	100.0

(1)	December 31, 2008= 100.
(2)	Including water, electricity, telephone and gas services.

Sources: Ministry of Labor and Central Bank

The Federal Government currently has no comprehensive national unemployment statistic because of the difficulties of measuring the informal employment sector. The Federal Government instead measures unemployment using the average annual rate of unemployment in six major metropolitan areas (Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife). According to that measure, the unemployment rate was 9.6% in 2004, 8.3% in 2005, 8.4% in 2006, 7.4% in 2007 and 6.8% in 2008.

The Federal Senate passed a bill on January 21, 1998 (Law No. 9,601) permitting employers to offer labor contracts to temporary workers for periods of up to 24 months, providing employers with greater flexibility in dealing with their labor needs. The cost of temporary employees is significantly lower than the cost of permanent employees, who are often entitled to extensive social security, unemployment and severance benefits.

Law No. 7,998, which was enacted on January 11, 1990, established the FAT to finance unemployment security programs and professional training programs. To be eligible for the unemployment benefits under FAT, a dismissed employee, among other things, (i) must have been involuntarily dismissed, (ii) must have been employed and receiving a salary during the six-month period prior to being dismissed, (iii) must have been employed at least six months during the three years prior to being dismissed, (iv) must not be receiving any other social security or unemployment benefits and (v) must not have sufficient income to support herself or her family. Unemployment benefits under FAT are limited to five months in each sixteen-month period following a dismissal.

FAT receives funding from monthly federal contributions to certain other social programs, including unemployment programs (known by their acronym, “PIS/PASEP”). In accordance with the Constitution, 40% of the funds provided for FAT is allocated to finance economic growth programs managed by BNDES. For the years 2004, 2005, 2006, 2007 and 2008, FAT received funding of R$15.1 billion, R$17.1 billion, R$18.2 billion, R$20.9 billion and R$23.1 billion, respectively.

The table below sets forth recent industrial employment indices for the State of São Paulo, national employment indices and unemployment rates for the six major metropolitan regions for the periods indicated.

Table No. 12

Employment and Unemployment(1)

	Industrial Employment in São Paulo(2)(3)	% Growth in Year(4)	National Employment(5)	% Growth in Year(6)	Average Unemployment Rate (IBGE)(7)
2004	93.6	7.7	81.8	6.5	9.6
2005	96.2	2.8	85.9	5.0	8.3
2006	95.9	(0.3)	90.0	4.7	8.4
2007	100.3	4.5	95.2	5.8	7.4
2008	100.0	(0.3)	100.0	5.0	6.8

(1)	Through end of period.
(2)	Source: FIESP. This index measures employment in the industrial sector in the State of São Paulo at the end of the relevant period. December 31, 2008=100. Figures are provided for the State of São Paulo because it represents 47.4% of the industrial production of Brazil.
(3)	The methodology used by FIESP to determine the index that measures employment in the industrial sector in the State of São Paulo was revised in 2006.
(4)	Source: Central Bank. This column sets forth the growth of industrial employment in São Paulo.
(5)	Source: Ministry of Labor. This index measures nationwide employment of workers whose employment is governed by the Consolidated Labor Laws, at the end of the relevant period, based on data on employment changes required by law to be reported by employers. December 31, 2008=100.
(6)	Source: Central Bank. This column sets forth the growth of national employment.
(7)	Source: Monthly Employment Survey—IBGE. This column sets forth unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.

Unions and Labor Protection

Under the Constitution, professional or union associations may be freely organized. There are no Federal Government formalities for the organization of a union other than registration at the appropriate agency, and public authorities are prohibited from intervening in or interfering with unions. No more than one union may be created to represent the same professional or economic group in the same geographic area. Law No. 11.648 of March 31, 2008, acknowledges that central unions (nationally organized associations of several local unions) can act as a representative group for workers.

Under Brazilian law, the principal function of a union is to represent the general interests of its members as a group or individually. It may also enter into collective labor agreements and promote conciliation in collective labor disputes. The union must provide free legal assistance for its members. A union may not be affiliated with any international organization other than the International Labor Organization unless authorized by the President of the Republic. Union representatives are also protected under Brazilian labor laws. A candidate for a union leadership position or job-safety monitor may not be dismissed after registering his or her candidacy and, if elected, may not be dismissed until one year after his or her term expires.

The Constitution introduced a number of significant labor reforms, such as a reduction in the work week from 48 hours to 44 hours and a six-hour limit on the duration of an uninterrupted work shift. In addition, pregnant workers may not be dismissed for taking maternity leave of up to four months. With Law No. 11.770 of September 9, 2008, the Federal Government established the Citizen Company Program which extends by 60 days the length of maternity leave for employees of a legal entity joining the program.

On January 12, 2000, the National Congress enacted Law Nos. 9,957 and 9,958, which authorized labor court judges to issue final decisions in suits relating to labor disputes involving amounts in dispute not exceeding forty times the national minimum wage. The new laws do not apply to labor suits brought by Federal, State and municipal civil servants. Under Law No. 9,957, labor suits filed after March 14, 2000 against private and public corporations must be heard within fifteen days, and the judge has up to thirty days to render a decision. At the time the law was enacted, the average time for labor cases to be decided was five to seven years. If one of the parties challenges the labor judge’s decision on the ground of insufficient evidence, a new hearing must be held within thirty days. Appeals of any decision may be made by employers or employees within eight days following the issuance of the decision. There is no time limit for higher labor courts to decide an appeal. In addition, Law No. 9,958 provides that companies can organize employers’ and employees’ commissions to resolve labor disputes before they are presented to the labor judge.

In an attempt to prevent an increase in unemployment due to the financial crisis, the Federal Government imposes on companies the collection of a social security contribution over the payment of the compensated indemnified notice (equivalent to the value of a wage), in the event of a layoff, thus increasing even more the costs associated with layoffs of the companies – this collection had not occurred since 1999. The collections started on January 12, 2009, with the publication of Decree No. 6.727. For companies, the effective taxation is 20% of each employee’s wage. Employees are required to pay 8% to 11% of their monthly wages based on the wage range, with a maximum limit of R$334.29.

Social Security

Under Brazil’s state-operated social security and pension system, employers are generally required to contribute 20% of each employee’s wages to the system on a monthly basis (except for employers of domestic servants, who contribute 12% of wages, and for employers of financial market employees, who contribute 22.5% of wages), while employees generally contribute between 8% and 11% of their monthly wages for retirement benefits (paid in connection with retirements due to old age, illness or length of service), workers’ compensation, death benefits, maternity leave, sick leave, disability and other social services. The contributions and benefits above minimum wage were readjusted by 5.92%, effective February 1, 2009.

In November 1999, the National Congress enacted Law No. 9,876 of November 26, 1999, which changed the rules for retirement for private sector employees. The law introduced a social security factor that is used to calculate benefits for retirees. This factor takes into account not only age and years of contributions to the INSS, but also life expectancy. The law also changed the base for calculating the INSS benefit of any retiree from the average monthly salary of that retiree during the last 36 months prior to retirement to the arithmetic mean of the monthly salaries of that retiree during 80% of the monthly periods since July 1994 when that monthly salary was highest. The new social security factor was phased in over a five-year period. Certain private sector employees challenged the law on constitutional grounds. On March 15, 2000, the Federal Supreme Court denied their claim and upheld the constitutionality of the law.

On May 29, 2001, the Federal Government enacted two complementary laws regulating pension funds. Complementary Law No. 108 applies to pension funds maintained by the Federal Government, the States and municipalities, as well as by entities controlled directly or indirectly by them. It limits the amount of an employer’s contributions with respect to any specific employee to the amount contributed by that employee and prohibits any bonuses or other amounts from being added to an employee’s benefits under the pension plan. Complementary Law No. 109, which relates to private pension funds, permits amounts to be transferred between funds in connection with a change in employment.

On December 19, 2003, the rules related to retirement and social security for civil servants were further modified by Constitutional Amendment No. 41. The adjustments include (i) an increase in the minimum retirement age for civil servants from 48 to 55 years for women and from 53 to 60 years for men; (ii) a reduction of 30.0% in pensions paid for widows and orphans of civil servants in excess of the per month ceiling for retirement payments under the general social security system; (iii) a contribution to the social security system by retired civil servants of 11.0% of the amount by which the retired employee’s pension exceeds 60.0% of the above-mentioned ceiling in the case of federal retirees and 50.0% of the above-mentioned ceiling in the case of all other retired civil servants; (iv) a uniform contribution level for municipal, State and federal workers consisting of at least 11.0% of the amount of the employee’s salary; and (v) the institution of a complementary regime for new civil servants, which will require the passage of ordinary legislation. For the private sector pension system (the general social security system), the cap on social security pensions paid to private sector retirees was raised from R$1,561.56 to R$3,218.9 per month. The changes to the social security system under Constitutional Amendment No. 41 were intended to reduce the consolidated deficit in the pension system, which reached R$66.8 billion (3.1% of GDP) in 2004, R$71.6 billion (3.2% of GDP) in 2005, R$79.0 billion (3.3% of GDP) in 2006, R$81.8 billion (3.1% of GDP) in 2007 and R$80.9 billion (2.8% of GDP) in 2008.

On August 18, 2004, the Federal Supreme Court upheld the constitutionality of the 11% tax on retired civil servants’ pensions. However, the Supreme Court raised the level above which all pensions would be taxed to the per month ceiling for retirement payments under the general social security system. The new threshold amount will continue to be indexed to the minimum wage. The tax was among the pension reform measures adopted through Constitutional Amendment No. 41 dated December 19, 2003.

Poverty and Income Distribution

Despite GDP growth in recent years, Brazil has experienced significant disparities in the distribution of wealth and income. Although these disparities, as determined by the Gini index (which measures, using a scale of 0 (perfect equality) to 100 (perfect inequality), the extent to which the distribution of income (or consumption) among individuals or households in a country deviates from a perfectly equal distribution), have declined from 60.0 in 1993 to 52.8 in2007, they remain high.

The following table sets forth the data obtained from the National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios, or “PNAD”) for2007, published by IBGE.

Table No. 13

Income Distribution of the Economically Active Population— 2007(1)(2)

Income Group	% of National Income
Bottom 50%	16.9%
Top 50%	83.1%

Total	100.0%
Lowest 20%	3.9
Top 10%	43.8
Top 1%	12.6

(1)	People ages 10 and above.
(2)	Rural areas of Rondônia, Acre, Amazon, Roraima, Pará and Amapá not included.

Source: IBGE, PNAD2007.

The da Silva administration has committed itself to addressing the problems of poverty in Brazil. One of the programs the da Silva administration has created to attack poverty is the Zero Hunger (Fome Zero) program, managed by the Ministry of Regional Development and Hunger Alleviation. The Zero Hunger program includes measures related to food and income distribution and the elimination of child labor.

The Bolsa Família initiative, created by the Law No. 10,836 of January 9, 2004, consolidated the National Program of Minimum Income Linked to Education (Bolsa Escola), the National Program of Access to Food (Programa Nacional de Acesso à Alimentação), the National Program of Minimum Income Linked to Health (Bolsa Alimentação) and the Gas-Aid Program. The Bolsa Família program provides basic benefits to families in extreme poverty and supplemental benefits to impoverished families whose members include pregnant or nursing women or children under 15 years of age.

Environment

The Ministry of the Environment (Ministério do Meio Ambiente, dos Recursos Hídricos e da Amazônia Legal) is the federal body responsible for formulating and implementing environmental policies. The National Council on the Environment (Conselho Nacional do Meio Ambiente) prepares environmental regulations, and the Brazilian Institute of the Environment and Renewable Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis) is charged with supervising and overseeing the application of those regulations. Provisional Measure No. 366 of April 26, 2007 (converted to Law No. 11,516 of August 28, 2007), created the Chico Mendes Institute of Biodiversity Preservation (Instituto Chico Mendes de Conservação da Biodiversidade, or “ICMBIO”), vested with responsibility for the execution of national policies of environmental preservation.

The Constitution contains a chapter on environmental protection, providing for the right to a clean environment and imposing upon the Federal Government, the States, the Federal District and municipalities the duty to protect the environment, take measures against pollution and protect fauna and flora. In addition, legislation enacted in 1981 and 1985 provides that any individual or entity directly or indirectly causing environmental damage shall be held strictly liable and shall indemnify the damaged parties for any resulting losses. Various federal governmental agencies have the power to enforce environmental laws by imposing fines, ordering the shutdown of polluting facilities or denying or withholding tax and other benefits. Criminal sanctions, including imprisonment, may also be imposed upon violators. Despite constitutional and legislative protections for the environment, many areas of Brazil, and large urban areas in particular, suffer significant air, water and soil pollution.

Environmental problems in Brazil include industrial and urban pollution, deforestation and soil pollution and erosion arising from industrialization, rapid urbanization and poverty. In recent years, the Federal Government has, through modern environmental legislation, established broad ambient quality standards, introduced procedures and requirements for environmental licenses, set aside areas for the preservation of critical ecosystems and intervened whenever State environmental agencies were not carrying out their responsibilities. In addition, federal, State and local government entities have, with the assistance of multilateral lenders such as the World Bank and the IDB, undertaken several projects in recent years that are intended to address existing environmental problems in certain large metropolitan areas.

Large-scale projects have been undertaken to build or improve water treatment facilities and to clean up water supplies that are heavily polluted with urban and industrial waste. For example, a $400 million program was initiated in 1999 to clean up the Tietê River in the State of São Paulo. The Tietê River program aims to improve waste collection and treatment through the construction or expansion of sewers, pumping stations and treatment plants, to initiate studies regarding the strategic development of São Paulo’s basic sanitation sector and to mount an education program designed to raise the awareness of São Paulo’s residents to the importance of proper waste disposal. Other initiatives in recent years have included a project (approved in 2000 and funded by a $260 million loan from the IDB and local sources) to expand the Federal District’s water supply and sanitation infrastructure as well as to improve storm drainage and erosion control; a program (approved in July 2002 and funded by a $95.2 million loan from the IDB and local sources) in the State of Goiânia to improve the potable water supply and the sewage system through, among other things, the construction of an impoundment dam; and a $225 million program (approved in December 2002 and funded by a loan from the IDB) to modernize the water sanitation system and to increase flood protection for the residents of the State of Ceará.

The Social Action Sanitation Program, established in October 2001, seeks to improve water supply and basic sanitation services for low-income users in small urban communities by improving or constructing new potable water and sanitation systems. The program also aims to provide hygienic and environmental education to beneficiary communities, financing for sector studies, training for State environmental control agencies and funding to promote self-sustainability for water management service providers. The $200 million program is funded by a $100 million loan from the IDB and a loan in the same amount from local sources.

Air pollution, an environmental problem in Brazil’s largest cities, has also been the focus of certain recent environmental initiatives. For example, in the municipality of São Paulo, where the large number of vehicles contributes to dangerously high levels of air pollution in the city during the winter, efforts to reduce emissions have resulted in programs to reduce vehicular traffic and to increase inspections of the buses and trucks that drive through the city.

There have been significant initiatives to conserve Brazil’s threatened rain forest and biological diversity. Among these is the Pilot Program to Conserve the Brazilian Rain Forest, a G-7 initiative coordinated through the Rain Forest Trust Fund, a trust fund administered by the World Bank. As of March 2002, the Program had received approximately $346 million in funding from the Federal Government and from bilateral lenders such as Germany. The Brazilian Ministry of the Environment has also implemented a National Biodiversity Program, to study and protect Brazil’s biological diversity. Although Brazil occupies nearly half of South America and contains the world’s largest standing tropical rain forest, the largest inland wetland, large expanses of semi-arid scrubland and vast tree and shrub woodlands, much of the country’s biological diversity remains poorly understood. In September 2002, the first phase of the Amazon Region Protected Areas Program (Programa Área Protegida da Amazônia or “ARPA”) was launched with financial commitments from the World Bank, the United States, the Global Environment Facility, the World Wildlife Fund, the German bilateral agency Kreditanstalt für Wiederaufbau and the Federal Government. The program, estimated to cost $395 million over the course of ten years, aims to triple the current amount of Amazon rainforest under federal protection by designating new strict use protected areas (such as national parks and reserves) and new sustainable development areas based on conservation priorites established by the National Biodiversity Program. Under ARPA, a fiduciary fund to guarantee the future maintenance of such protected areas will also be established.

In December 2000, the Ministry of the Environment obtained funding for a sustainable development program for the Pantanal, the world’s largest wetlands, the first phase of which is financed by an $82.5 million loan from the IDB and a loan in the same amount from local sources. In addition to supporting the monitoring and management of water pollution, soil erosion, population pressures and unregulated tourism, the program will also fund research and implementation of environmentally sound land use and other economic activities in the region. In 2002, a sustainable development program was initiated in the State of Acre (financed by loans amounting to $64.8 million and $43.2 million from the IDB and local sources, respectively); another was established in the Zona da Mata, located in the State of Pernambuco (financed by a $90 million loan from the IDB).

President da Silva enacted Law No. 11,132/2005 on July 4, 2005, which established the National System of Nature Conservation Units. This new law allows the public power to impose provisional limitations to activities and enterprises causing ambient degradation. Exceptions are made for farming activities and other economic activities.

Law No. 11,284, enacted on March 2, 2006, permits sustainable exploration of public forests by private companies through grants of concessions for a period of up to 40 years. Law No. 11,284 also creates the Forest Development National Fund to support sustainable development activities and new technologies for the sector. The fund is to be administered by the Brazilian Forest Service, an agency under the Ministry of the Environment.

The Brazilian Forestal Service launched, on November 14, 2007, the first public bidding for a concession of management of a public forest, the Jamari National Forest in the State of Rondônia. The concession period is for 40 years, during which the concessionaire must preserve the area and use sustainable techniques of exploration of natural resources. Revenues obtained from the exploration are allocated to the Brazilian Forestal Service, the ICMBIO, the Forest Development National Fund, the State of Rondônia and the municipalities located within the forest area, and must be applied to forest preservation.

On May 8, 2008, the Federal Government announced the Sustainable Amazon Plan (Plano Amazônia Sustentável). The Plan is comprised of five main areas (sustainable production with innovation and competitiveness; environmental management and territorial planning; social inclusion and citizenship; infrastructure; and new funding patterns), and 16 guidelines to be followed by the Federal Government regarding the region. The actions to be taken include developing the infrastructure of the region, setting up a tax regime benefiting those using sustainable practices; establishing a legal framework for transferring parts of the forest from public to community control; increasing the officially protected zone to three million hectares and seeking ways to allow the international community to participate in forest preservation.

On August 1, 2008, Decree No. 6,527, established the Amazon Fund which authorizes BNDES to obtain private resources through domestic or foreign voluntary donations to invest in monitoring and deforestation prevention. On September 16, 2008, BNDES received the first donation to the fund in the amount of US$20 million from the Government of Norway. Law No. 11,828 of November 20, 2008, created a fiscal incentive for companies that make donations toward such prevention items as well as for the promotion of conservation and sustainable use of the Brazilian forests. If these donations are given to federal financial institutions, they will be exempt from PIS/COFINS.

Decree No. 6,660 of November 21, 2008, regulates instruments of Law No 11.428 of December 22, 2006, which concerns the use and protection of native vegetation of the Atlantic Forest Biome (Bioma Mata Atlântica). The opportunity to explore native raw material for trading, such as firewood, will depend on the authorization of the environmental agencies.

The Government launched, on December 1, 2008, the National Plan on Climate Change (Plano Nacional de Mudanças Climáticas), which establishes a target of reduction of carbon emission in Brazil. The main target is the phased reduction of 72.0% of deforestation of the Amazon by 2017. Such plan also establishes other measures to be taken in the areas of electric energy, alcohol, biodiesel and coal production.

The President of the Republic signed, on February 10, 2009, Provisional Measure No. 458 (subsequently enacted as Law No. 11,952 of June 25, 2009) which was designed to accelerate agrarian preservation in the Amazon. Besides public rural lands of the Republic, the measure aims to preserve, in the next three years, 296 thousand rural possessions in the Amazon, in an area of 67.4 million hectares. The enactment of environmental legislation will be required, with the goal of preserving 80.0% of the Amazon.

Education

In 2007, enrollment in Brazil’s 2,281 universities and post-graduate institutions totaled4,880,381. With respect to non-university levels of education, according to the Ministry of Education, there were 52,379,893 students enrolled in Brazil in 2007, of which 12.3% were in preschool, 60.6% were in elementary school, 15.8% were in high school, 0.7% were in special needs schools, 1.3% were in professional training programs and 9.4% were in supletivo, an educational program for adults.

In December 2006, the Federal Goverenment established a Fund for the Maintenance and Development of Basic Education and of Valuation of the Professionals of Education (Fundo da Educação Básica, or “FUNDEB”). The FUNDEB is to be funded through collections of ICMS and other taxes by the States, Federal District and Cities. The FUNDEB is a Fund of accountable nature, instituted by Constitutional Amendment No. 53 dated December 19, 2006 and regulated by Provisional Remedy 339 dated December 29, 2006. The initial level of funding for the FUNDEB equaled R$2 billion as of January 1, 2007 and will increase gradually to R$4.5 billion in 2009, when the Fund will cover all pupils of the present public basic education. Pursuant to Constitutional Amendment No. 53/2006, the amount to be allocated to the FUNDEB out of the above-mentioned collections was increased from 15% to 20% and its use was extended to include all basic education. Further, the cities will receive resources from the FUNDEB based on the number of pupils in early and basic education, and the States will receive resources from the FUNDEB based on the number of students in basic and middle education.

On July 10, 2008, Law No. 11.738 was enacted providing basic education teachers on a national basis a minimum wage level of R$950. States and municipalities will have to adopt this minimum wage level, which will have annual adjustments, by December 31, 2009.

Federal Government expenditures on education in 2004, 2005, 2006, 2007 and 2008 were R$14.2 billion, R$14.5 billion, R$16.2 billion, R$17.3 billion, R$18.9 billion and R$21.9 billion, respectively.

Among the challenges facing Brazil is the provision of basic education to poor children between the ages of six and eighteen and higher education to young adults. According to the IBGE, 97.6% of children between the ages of seven and 14 years old were enrolled in school in2007, largely as a result of the policies intended to broaden access to basic education. However, the illiteracy rate for persons over 15 years old was 10.0% in2007. In addition, education levels among persons over 15 years old tended to vary considerably by region of the country and by level of per capita family income.

Competition Law

In June 1994, the National Congress enacted an antitrust law (Law No. 8.884 of June 11, 1994) designed to promote free competition, to prevent excessive concentrations of economic power contrary to the public interest and to avoid excessive price increases. The law sets forth general criteria for determining anti-competitive behavior, such as tying, refusing to deal, price fixing, predatory pricing, exclusive dealing arrangements and resale price maintenance.

In addition, the law requires that all documents relating to any merger, acquisition or asset sale that may limit or otherwise restrain open competition be filed within fifteen days of such transaction with the Economic Defense Secretariat (Secretaria de Defesa Econômica or “SDE”) of the Finance Ministry and CADE if such transaction would result in a 20% or greater market share for a company or group of companies or if any of the participants has reported on its most recent balance sheet annual gross income equal to or greater than R$400 million. The SDE has the option of initiating administrative proceedings before the CADE to challenge any such transaction. In any administrative proceeding before it, the CADE has the power to impose fines or to grant equitable relief as well as to determine that the transaction be partially or totally reversed. In addition, a private party aggrieved by anti-competitive behavior has standing to sue in federal court on behalf of itself and similarly situated parties and may seek both equitable relief and monetary damages. Recent amendments to the antitrust law require CADE antitrust analysis prior to the closing of a merger, acquisition or asset sale, rather than verification after the transaction.

On October 31, 2005, the Federal Government introduced legislation (Project of Law No. 5.877/05, appended to Project of Law No. 3.937/04) that would establish a new regulatory framework for maintaining open competition. The principal components of that framework are an Economic Monitoring Secretariat (Secretaria de Acompanhamento Econômico) and the CADE. SDE will no longer have a role under the new framework. Under the new framework, CADE will be made up of three agencies: (1) the Administrative Economic Defense Council (Tribunal Administrativo de Defesa Econômica), which will replace the current CADE as the adjudicative body, (2) the General Superintendency (Superintendência Geral), which will replace the current SDE as the investigatory body, and (3) the Economic Studies Department (Departamento de Estudos Econômicos), which will serve as the technical advisory agency.

Incentives for Private Investment

In March 2004, the Federal Government announced several measures that were intended to reduce costs and increase the competitiveness of Brazilian products in international markets. These measures included the provision of financing for the acquisition of machinery and equipment, the reduction of taxes on machinery, equipment and exports, and the simplification of procedures for incorporating companies and clearing customs.

In addition, in April 2004, the Federal Government proposed legislation (Project of Law No. 3.337, appended to Project of Law No. 2.633/03) providing for the organization of agencies for the regulation of the oil and natural gas, telecommunications and transportation sectors. The draft legislation defines the regulatory and surveillance powers of the regulatory agencies and includes the power to grant concessions. The heads of the agencies are to have four-year terms. To ensure the agencies’ autonomy, these terms are not to coincide with that of the President. The legislation also requires the agencies to issue annual reports, hold public hearings and appoint an ombudsman to ensure accountability.

On December 30, 2004, President da Silva sanctioned Law No. 11,079, which provides for the formation of two types of public-private partnerships: (i) contracts for concessions of public works or utility services under which private party concessionaires receive payments from a public sector entity in addition to tariffs charged to end-users and (ii) contracts for rendering services under which a public sector entity is the end-user. Public-private partnership contracts must be worth at least R$20 million and provide for a service period of between five and thirty-five years, including extensions of the term. All such contracts can only be awarded through a public bidding process. Because the concessionaires will only begin to receive payments when the services under the public-private partnership contract are provided, the private parties will have to obtain private financing for the construction of the facility that is to provide the services under the contract. Law No. 11,079 permits payments from the public sector entity to be made directly to the contractor’s creditors, thereby reducing the creditors’ overall credit risk. The federal public-private partnership program is to be overseen by a management committee appointed by the Ministry of Planning, Budget and Management, the Ministry of Finance and the Office of the Chief of Staff (Casa Civil da Presidência da República). The management committee is charged with selecting the projects for and regulating the federal public-private partnership program. Law No. 11,079 further permits the Federal Government to allocate up to R$6 billion to a public-private partnership Guarantee Fund (Fundo Garantidor de Parcerias Público-Privadas, or “FGP”). Decree No. 5,411 of April 6, 2005, authorized the allocation of $4 billion to the FGP. The management committee chose Banco do Brasil as the institution to be vested with the fund’s investment management.

Law No. 11,196 dated November 21, 2005 instituted tax exemptions (PIS and COFINS) for export companies, tax incentives for investment in technology and tax exemptions for specific real estate transactions. Law No. 11,196 also increased the limit on the amount of gross revenues a company can earn and still be considered a micro or small company.

In August 2006, National Treasury Executive Order No. 614 was published. It establishes general norms to be applied to public-private partnership contracts. In accordance with the Executive Order, the public-private partnership contracts in which the government assumes more than 40% of the entrepreneurship risk will be accounted for as public assets.

In November 2006, the government of the State of São Paulo accomplished the first Brazilian public-private partnership which benefits the São Paulo Yellow Line 4 Subway. The 30-year concession contract provides for operation and maintenance services plus the acquisition of 29 trains and complementary operational systems at a cost of US$340 million. The first Yellow Line 4 commercial operation stage is expected to be completed in December 2008. After the expected completion date of 2012, Yellow Line 4 will cover an underground area of 12.8 km.

On April 17, 2008, the Federal Government sent to the Brazilian Court of Audit the technical, economic and financial documents of the Pontal Project for analysis. If approved, the project of irrigation located in the State of Pernambuco may became the first public-private partnership project at the federal level. The private counterpart infrastructure investments are estimated at R$94 million, while the public expenditure is projected to be a maximum of R$208 million disbursed over a period of 25 years.

Regarding regional development, President da Silva sanctioned in January 2007 Complementary Law Nos. 124/07 and 125/07, which reestablish the Superintendent for Amazon Development (Superintendência de Desenvolvimento da Amazônia, or “SUDAM”) and the Superintendent for Northeast Development (Superintendência do Desenvolvimento do Nordeste, or “SUDENE”). SUDAM will replace the Agency for Amazon Development (Agência de Desenvolvimento da Amazônia) and SUDENE will replace the Agency for Northeast Development (Agencia de Desenvolvimento do Nordeste, or “ADENE”). The budget for the new SUDAM will come from the General Budget of the Federal Government and from the Fund for Amazon Development (Fundo de Desenvolvimento da Amazônia). SUDAM will cover nine federal states: Acre, Amapá, Amazonas, Mato Grosso, Rondônia, Roraima, Tocantins, Pará and Maranhão. SUDENE’s R$1 billion budget will permit entrepreneurs and entities who wish to invest in the federal states in the Northeast, north Minas Gerais and the Espirito Santo semi-arid area to obtain monetary assistance to finance their projects. The budget resources will come from the Fund for Northeast Development (Fundo de Desenvolvimento do Nordeste), which was created to support ADENE, and there is a mechanism which prevents the Federal Government from blocking available resources in the budget to both Superintendents as long as such resources are used for an approved purpose. Complementary Law No. 129/08 of January 8, 2009, recreated the Superintendent for the Sustainable Development of the Central West (Superintendência do Desenvolvimento do Centro-Oeste, or “SUDECO”). The operating area of the SUDECO includes the States of Mato Grosso, Mato Grosso of the South, Goiás and the Federal District.

In January 2007, the President sanctioned Law No. 11,445/07 (the “Sanitation Law”) which establishes directorates for basic sanitation federal policy and institutes the National System of Basic Sanitation Information (Sistema Nacional de Informações em Saneamento Básico). Sanitation services include water provision, sewage systems, urban rain water drainage, urban cleaning and solid residue management. The Federal Government expects that investments in those services will equal R$220 billion through 2024.

On January 22, 2007, the Federal Government unveiled the PAC, whose objective is to increase Brazil’s economic growth rate. PAC is a set of measures seeking to (i) create incentives for private investment; (ii) increase public investment in infrastructure; and (iii) remove bureaucratic, administrative, normative, legal and legislative obstacles to growth. PAC measures are grouped under five broad headings: infrastructure investment, stimulus to credit and financing, improvement in the investment climate, tax exemptions and improvements in the tax system, and long-term fiscal measures.

In the infrastructure area, the PAC projects investments of R$503.9 billion in the period 2007-2010, of which R$436.1 billion (86.54%) would come from State-owned companies and from the private sector. The remaining R$67.8 billion will come from the central government budget. The contemplated sectors are:

(i) Transportation infrastructure (highways, railways, ports, airports and waterways)—R$58.3 billion is projected to be invested in transportation infrastructure until 2010. In four years the plan projects the construction, accommodation, duplication and recovery of 45,000 km of highways, which will consume most of the investment in transportation infrastructure.

(ii) Sanitation and housing—the goal is to invest R$40 billion in basic sanitation and R$106.3 billion in housing development until 2010. The plan projects water provision, sewage and adequate dust control to 23.2 million houses for the next three years. Regarding the housing sector, the objective is to serve at least 4 million families with public resources and with private savings at the same time.

(iii) Water resources—the total projected water infrastructure investment amount between 2007 and 2010 is R$12.7 billion. Contemplated programs include the São Francisco basin integration, the São Francisco and Parnaiba river basins revitalization, systems of pure water supply and irrigation projects. The Northeast is expected to be the region to receive the largest part of the planned investments: between 2007 and 2010 the region would receive R$11.7 billion out of the R$12.7 billion allocated to all of Brazil.

(iv) Energy—seven federal states from the North region are expected to collect, from 2007 to 2010, R$32.7 billion worth of investment in energy infrastructure. From this amount, R$24.36 billion is projected to be allocated to the expansion of energy generation capacity. R$5.42 billion of this amount is designated to investment in energy transmission lines. Throughout Brazil, R$274.8 billion is expected to be invested in the energy sector and R$65.9 billion in electric energy.

The second Annual Evaluation of the PAC, released in January 2009, is comprised of 2,378 actions monitored by the Managing Committee through the end of 2008 – 270 actions were concluded and represent an aggregate investment of R$48.3 billions

One of the main goals of PAC is to increase the PPI to approximately 0.5% of GDP for each year in the 2007-2010 period. The amount for 2009 was defined in nominal terms as R$15.6 billion, which amount may be discounted from the nominal primary surplus target for 2009 of 2.5% of GDP. These measures that are taken to stimulate credit and improve funding conditions will seek to increase the volume of credit for housing and sanitation by, among other things, the creation of a mortgage loan facility at CEF, an increase in public sector credit limits, creation of an infrastructure investment fund with FGTS resources, and an increase in the liquidity of the Residential Leasing Fund. The CMN has also reduced the TJLP to 6.0% (Resolution No. 3,743 of June 29, 2009) and the BNDES board has reduced spreads for infrastructure loans.

In 2008, the annual budget for PAC was R$18.9 billion, of which R$17 billion was committed and R$11.4 billion was spent. In the beginning of 2009, the Brazilian economy continued to suffer the effects of the current international crisis. In response, the Federal Government increased the previous PPI from R$504 billion to R$645 billion for the period 2007-2010. In 2009, the annual budget for the PAC was R$20.5 billion, of which, by May 2009, R$7.7 billion had been committed, representing an increase of 75% compared to 2008 (R$4.4 billion) while R$3.8 billion was spent, 20% more than the 2008 payments of R$3.1 billion.

Another R$502.2 billion was added to PAC for investments in Brazil after 2010. Of the total sum of R$1.14 trillion, R$132.2 billion will be allocated to logistics, R$759 billion will be allocated to energy and R$257 billion will be allocated to social spending and to urban areas.

In February 2007, President da Silva signed Decree No. 6047 which created the National Policy for Regional Development (Política Nacional de Desenvolvimento Regional, or “PNDR”), the objective of which is to provide guidelines and programming in order to reduce regional inequalities. The main source of financing, besides the General Budget of the Federal Government, will be regional development funds. PNDR will be monitored by the National Information System for Regional Development—also created by the Decree—and coordinated by the Ministry for National Integration.

On July 20, 2007, President Luiz Inácio Lula da Silva signed Law No. 11.508, modifying Decree-Law No. 2.452/1988, which created the Exports Processing Zones (Zona de Processamento de Exportações or “ZPE”) in Brazil. Law No. 11,508 had some of its articles modified by Law No. 11,732 of June 30, 2008, and was regulated by Decree No. 6.814 of April 6, 2009. The term of the incentives predicted for a business in a ZPE is up to 20 years, renewable for an equal period. Up to 20% of the production of a ZPE can be for the domestic market, but without the tax exemption.

On June 12, 2007, the Federal Government announced a set of measures to stimulate the competitiveness of selected industrial sectors affected by the real appreciation against the U.S. dollar. On July 24, 2007, the Federal Government issued the Provisional Measure No. 382 (enacted as Law No. 11,529 of October 22, 2007), which defined tax reductions for the purchase of capital goods and production inputs, as well as special loans up to R$12.0 billion for some exporting sectors, such as textiles, wood furniture and shoes.

On December 28, 2007, President da Silva enacted Law No. 11,638, which harmonizes Brazilian accounting legislation with international standards in order to facilitate the operation of foreign companies in Brazil. The Law also makes mandatory the disclosure of corporate balance sheets from large closely held companies and the evaluation of assets and liabilities of share companies by market value. Publicly-traded companies must also release regularly cash flows and added value statements.

On May 12, 2008, the Federal Government announced a new policy for industrial development, (Plano de Desenvolvimento Produtivo). The program consists of a comprehensive set of goals for industrial production and investment, targeting the increase of supply capacity, better results for the balance of payments, improvements on productivity and innovation and development support for medium and small firms. To achieve these goals, the package establishes the following global targets, to be reached by 2010: (i) an increase in the amount of fixed investments (21% GDP compared to 17.6% in 2007), (ii) an increase of Brazil’s world export market share to 125% (compared to 1.18% in 2007), (iii) an increase of private investment in research and development to 0.65% of GDP (compared to 0.51% in 2007), (iv) a10% increase in the amount of exporting by medium and small-sized firms. On the microeconomic level, the policy focuses on different instruments in order to reach specific goals according to economic sectors, because of the diversity of the industries and different levels of development. In order to stimulate activity, the package includes an additional budget of R$210 billion until 2010 from BNDES to finance the industry and services sector, as well as a 20% reduction in its lending spread. A tax exemption of up to R$21 billion is included in the program and focuses upon exporting industries and sectors that provide positive externalities, such as electronics and high technology.

Law No. 11,598 of December 3, 2007, introduced simplified procedures for registering new companies and is intended to encourage the use of corporate formalities. Decree No. 6,620 of October 29, 2008, governs the development of maritime port activities, including the construction and operation of new ports utilized to transport shipments. Contracts for new ports will have a term of 25 years that can be extended for an additional 25 years. Private enterprises that will obtain the right to build and explore new ports will be selected through public auctions.

Provisional Measure No. 450 of December 9, 2008 (subsequently enacted as Law No. 11,943 of May 28, 2009), authorized the creation of the Guarantee Fund for Electric Energy (Fundo Garantidor do Setor Elétrico, or “FGEE”) to be administered by a federal bank. The FGEE will guarantee repayment to banks that finance the construction of hydroelectric stations and transmission lines of energy, provided that the projects are part of PAC.

Law No. 11,909 of March 4, 2009, established new rules for the transport, exploration, stockage, processing and marketing of natural gas. The main approved change is that the transport of gas for consumption by the enterprise itself, purchased straight from the producer, does not need to be conceded, although such practice is still authorized and supervised by the regulatory bodies of the energy sector.

The Federal Government announced, on May 13, 2009, the creation of the FGC to benefit small and middle market companies and anticipates that such program will reduce the spread in credit operations for small and medium companies. The deposits will be made by public banks—Banco do Brasil and BNDES. Provisional Measure No. 464 of June 9, 2009, authorized the Republic to participate in these deposits up to the overall limit of R$4 billion. The deposits made by the Federal Government could generate up to 12 times its value in credit—that is, up to R$48 billion. The increase in volume of resources of the Naval Industry Deposit Guarantee from R$1 billion to R$5 billion, with resources of the National Treasury was also announced on May 13, 2009.

In order to minimize the contraction of credit due to the global financial crises, the Federal Government implemented measures to stimulate private investments. These measures were emphasized in the interbank market, foreign exchange market and the use of international reserves, policies on tax exemption, guarantees of public investment and social spending and extensions of credit (via public banks).

Among the measures to increase credit liquidity were the following:

1.1 Financial Sector

1.1.1 Interbank Market

•	Authorization of Central Bank to utilize part of international reserves to expand the financing resources for Brazilian companies abroad.

•	Reduction of reserve requirement, both cash and time deposits, providing more resources to financial institutions.

•	Authorization of loans in foreign currency for payment of specific obligations of Brazilian companies and financial institutions (Law 11.882/08).

•	Credit Guarantor Fund: expansion to R$20 million in guarantees from the Federal Government for bank deposit certificates/bank deposit receipts (“CBD/RDB”) issued by small and medium-sized banks.

1.1.2 Foreign Exchange Market and Use of International Reserves

•

Use of part of the international reserves in the expansion of financing sources of Brazilian companies abroad. In this case, the use of derivatives to hedge exchange rate formation is required from the financial institution.

•	Foreign currency loans granted by the Central Bank with the use of international reserves to cover the shortage of credit to Brazilian companies with loans having maturity dates during 2008 and 2009.

2. MEASURES FOR CREDIT EXTENSION

2.1 Investment and Production financing (general measures)

2.1.1. BNDES

•	Reduction of TJLP to 6.0% annually.

•	Reduction, by BNDES, of the financial costs of the credit lines of:

•	Loans for infrastructure projects: from 14.5% annually to between 8.15% annually and 10.15% annually;

•	Special Program of Credit (“PEC”): from 14.5% annually to 10.25% annually;

•	Temporary reduction of the interest rate of 11% to 5.5% for borrowers from BNDES for the purchase and production of capital goods and innovation.

•	Expansion of resources to the BNDES (R$100 billion)

•

Credit to BNDES up to R$3 billion for the opening of working capital lines of credit for companies contracted by the Federal, state or municipal Governments, in the execution of infrastructure works of the PAC (Law 11.908/09).

2.1.2. Banco do Brasil and CEF

•	Reduction of interest rates by the Banco do Brasil in primary lines of credit to micro and small enterprises.

•	Increase in the limit of credit to micro and small enterprises by Banco do Brasil, with a total increase of R$11.6 billion.

•	FGC—Guido Mantega also announced the use of FGC in the reduction of financial costs of credit to finance micro, small and medium enterprises and for purchases of capital goods.

2.2 Agrarian Financing

•	Increase in the limits of Federal Government Loans (“EGF”) from R$10 million to R$20 million.

•	Establishment of Special Credit Line (“LEC”) for the financing of working capital for agribusiness, agricultural cooperatives and machinery and agricultural implements industries (R$10 billion).

2.3 Civil Construction

•	Allow application of up to 5% of savings deposits in working capital operations for construction

•

Housing program “My House, My life”, (Law No. 11,977 of July 7, 2009), with the objective to build one million houses for low income families. This program will have resources of up to R$60 billion, of which R$34 billion will be provided through subsidies from the Federal Government and BNDES, and with R$26 billion originating from FGTS financing.

2.5 Automotive Sector

•	R$4 billion provided by Banco do Brasil for auto maker companies

•

Establishment of a credit line of R$400 million (R$200 million from the FAT and R$200 million from Banco do Brasil) for working capital for dealerships of used vehicles to help ensure the maintenance of employment .

•	IPI tax relief for automotive sector as well as construction sector.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Brazil’s current account surplus was $11.7 billion (1.93% of GDP) in 2004. The current account surplus was largely due to a trade surplus of approximately $33.6 billion in 2004. Exports totaled $96.5 billion in 2004, a 32.0% increase over 2003, while imports totaled $62.8 billion, a 30.1% increase over 2003. The current account surplus was achieved despite a reversal in 2004 in the direction of net capital and financial account flows (from net inflows of $5.1 billion in 2003 to net outflows of $7.5 billion in 2004). The decline in the net capital and financial accounts was primarily due to a reversal in the direction of portfolio investment flows (from net inflows of $5.3 billion in 2003 to net outflows of $4.8 billion in 2004) and to an increase in other investments outflows (from net outflows of $10.4 billion to net outflows of $10.8 billion). However, net direct foreign investment inflows totaled approximately $18.1 billion in 2004, an increase of 78.9% over 2003, which resulted in a balance of payments surplus of approximately $2.2 billion in 2004.

Brazil’s current account surplus in 2005 was approximately $14.0 billion, an increase from the $11.7 billion recorded in the previous year. This surplus was due largely to a trade balance surplus of approximately $44.7 billion in 2005, a 32.9% increase from the approximately $33.6 billion recorded during the previous year. Exports totaled $118.3 billion in 2005, a 22.6% increase over 2004 and the highest ever recorded to that date, while imports totaled $73.6 billion, a 17.1% increase over 2004. Brazil´s net capital and financial account deficit was $9.5 billion in 2005. The decline in the net capital and financial account was due to the other investments account, which registered a net outflow of $27.5 billion in 2005, against a net outflow of $10.8 billion in 2004. Foreign direct investment net inflows totaled $15.1 billion in 2005, a decrease of 17.0% compared to 2004, and net portfolio investment inflows totaled $4.9 billion in 2005 versus a net outflow of $4.8 billion in 2004.

In 2006, Brazil registered a current account surplus of approximately $13.6 billion, a decrease from the $14.0 billion recorded in the previous year. This surplus was due largely to a trade balance surplus of approximately $46.5 billion in 2006, a 3.9% increase from the approximately $44.7 billion recorded during the previous year. Exports totaled $137.8 billion in 2006, a 16.5% increase over 2005, while imports totaled $91.4 billion, a 24.1% increase over 2005. Brazil’s net capital and financial account surplus was $16.3 billion in 2006 from a deficit of $9.5 billion in 2005. Foreign direct investment net inflows totaled $18.8 billion in 2006, an increase of 24.7% compared to 2005, and net portfolio investment inflows totaled $9.1 billion in 2006 versus a net outflow of $4.9 billion in 2005.

In 2007, Brazil registered a current account surplus of approximately $1.7 billion, a decrease from the $13.6 billion recorded in the previous year. This smaller surplus was due largely to a trade balance surplus of approximately $40.0 billion in 2007, a 13.8% decrease from the approximately $46.5 billion recorded during the previous year. Exports totaled $160.6 billion in 2007, a 16.6% increase over 2006, while imports totaled $120.6 billion, a 32.0% increase over 2006. Brazil’s net capital and financial account surplus was $89.2 billion in 2007 from a surplus of $16.3 billion in 2006. Foreign direct investment net inflows totaled $34.6 billion in 2007, an increase of 84.0% compared to 2006, and net portfolio investment inflows totaled $48.1 billion in 2007 versus a net inflow of $9.1 billion in 2006.

In 2008, Brazil registered a current account deficit of approximately $28.3 billion. This deficit was due largely to: i) a trade balance surplus of approximately US$24.7 billion in 2008, a 38.2% decrease from the approximately $40.0 billion recorded during the previous year and ii) a services and income balance deficit of $57.2 billion in 2008, a 34.6% increase from the $42.6 billion recorded during 2007. Exports totaled $197.9 billion in 2008, a 23.2% increase over 2007 and the highest ever recorded, while imports totaled $173.2 billion, a 43.6% increase over 2007. Brazil’s net capital and financial account surplus was $33.0 billion in 2008 which is a decrease from a surplus of $89.2 billion in 2007. Foreign direct investment net inflows totaled $45.1 billion in 2008, an increase of 30.3% compared to 2007, and net portfolio investment inflows totaled negative $0.8 billion in 2008 versus a net inflow of $48.1 billion in 2007.

After six years of surpluses, Brazil’s current account had a deficit in 2008 of $28.3 billion. The deficit was influenced by the current global financial crises which produced a foreign and domestic credit crunch, abrupt growth deceleration, and macroeconomic uncertainty leading to the reduction of international trade amongst other effects. Brazil’s financial account decreased to $31.9 billion. Brazil’s current account deficit in 2008 is due to the decrease of the trade balance, the increase in the number of Brazilians residing abroad and the increase of remittances of profits outside of Brazil by companies located in Brazil.

The following table sets forth information regarding Brazil’s balance of payments for each of the periods indicated.

Table No. 14

Balance of Payments(1)
(in millions of dollars)

	2004	2005	2006	2007	2008(2)
Current Account	11,679	13,985	13,643	1,551	(28,192)
Trade Balance (fob)	33,641	44,703	46,457	40,032	24,836
Exports	96,475	118,308	137,807	160,649	197,942
Imports	(62,835)	(73,606)	(91,351)	(120,617)	(173,107)
Services and Income Balance	(25,198)	(34,276)	(37,120)	(42,510)	(57,252)
Credit	15,783	19,242	25,937	35,447	42,961
Debit	(40,980)	(53,518)	(63,058)	(77,957)	(100,213)
Current Transfers (net)	3,236	3,558	4,306	4,029	4,224
Capital and Financial Account	(7,523)	(9,464)	16,299	89,086	29,352
Capital Account(3)	372	663	869	756	1,055
Financial Account	(7,895)	(10,127)	15,430	88,330	28,297
Direct Investment	8,339	12,550	(9,380)	27,518	24,601
Abroad	(9,807)	(2,517)	(28,202)	(7,067)	(20,457)
In Brazil	18,146	15,066	18,822	34,585	45,058
Portfolio Investments	(4,750)	4,885	9,081	48,390	1,133
Assets	(755)	(1771)	6	286	1,900
Liabilities	(3,996)	6,655	9,076	48,104	(767)
Derivatives	(677)	(40)	41	(710)	(312)
Other Investments(4)	(10,806)	(27,521)	15,688	13,131	2,875
Assets	(2,085)	(5,035)	(8,416)	(18,552)	(5,269)
Liabilities	(8,721)	(22,486)	24,104	31,683	8,143
Errors and Omissions	(1,912)	(201)	628	(3,152)	1,809
Overall Balance (Change in reserves)	2,244	4,319	30,569	87,484	2,969

Memo:
Support Package
Loans from the IMF(5)	(4,363)	(23,271)	—	—	—

(1)	These figures were calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, Fifth Edition.
(2)	Preliminary.
(3)	Includes migrant transfers.
(4)	Includes installments and a partial payment under a $41.8 billion IMF-led support package. See “The Brazilian Economy— Economic Events and Policies”.
(5)	Includes IMF loans other than support package.

Source: Central Bank

Foreign Trade

In 2004, Brazil registered a trade surplus of approximately $33.6 billion. Exports totaled $96.5 billion, a 32.0% increase over 2003, while imports totaled $62.8 billion, a 30.1% increase over 2003. The improvement in the 2004 trade balance resulted in a current account surplus of approximately $11.7 billion, compared to a current account surplus of approximately $4.2 billion in 2003.

Brazil’s trade balance surplus was approximately $44.7 billion in 2005, a 32.9% increase over 2004. Exports totaled $118.3 billion and imports totaled $73.6 billion. The amount of exports represents a 22.6% increase over 2004, and the amount of imports represents a 17.1% increase over 2004. The improvement in the 2005 trade balance resulted in a current account surplus of $14.0 billion. The accumulated balance of payments surplus was approximately $4.3 billion in 2005 compared to an accumulated surplus of approximately $2.2 billion in 2004.

In 2006, Brazil registered a trade balance surplus of approximately $46.5 billion, a 4.0% increase over 2005. Exports totaled $137.8 billion and imports totaled $91.4 billion. The amount of exports represents a 16.5% increase over 2005, and the amount of imports represents a 24.2% increase over 2005. The improvement in the 2006 trade balance resulted in a current account surplus of $13.6 billion. The accumulated balance of payments surplus was approximately $30.6 billion in 2006 compared to an accumulated surplus of approximately $4.3 billion in 2005.

In 2007, Brazil registered a trade balance surplus of approximately $40.0 billion, a 14.0% decrease from 2006. Exports totaled $160.6 billion and imports totaled $120.6 billion. The amount of exports represents a 16.5% increase over 2006, and the amount of imports represents a 31.9% increase over the previous year amount. The 2007 trade balance surplus contributed to a current account surplus of $1.5 billion in the year. The accumulated balance of payments surplus was approximately $87.5 billion in 2007 compared to an accumulated surplus of approximately $30.6 billion in 2006.

In 2008, Brazil registered a trade surplus of approximately $24.7 billion. Exports totaled $197.9 billion, a 23.2% increase over 2007, while imports totaled $173.2 billion, a 43.6% increase over 2007. In 2008, a trade balance and service and income deficit of $57.2 billion resulted in a current account deficit of approximately $28.3 billion, compared to a current account surplus of approximately $1.5 billion in 2007.

During the first five months of 2009, Brazil registered an accumulated trade surplus of approximately $9.4 billion, versus an accumulated trade surplus of approximately $8.6 billion for the corresponding period of 2008. Even with this accumulated trade balance surplus, the current account showed a deficit of approximately $6.6 billion accumulated from January to May in 2009, compared to an accumulated deficit of around $14.1 billion for the corresponding period in 2008. The accumulated balance of payments surplus was approximately $4.3 billion for the first five months of 2009 compared to an accumulated surplus of approximately $16.2 billion for the corresponding period in 2008.

Exports. In 2004, exports totaled $96.5 billion, with exports of manufactured, semi-manufactured and basic goods registering $52.9 billion, $13.4 billion and $28.5 billion, respectively. In 2005, exports totaled $118.3 billion, with exports of manufactured, semi-manufactured and basic goods registering $65.1 billion, $16.0 billion and $34.7 billion, respectively. The trend of growth continued in 2006, with an increase in exports of 16.6% to $137.8 billion, the highest level recorded to date. Exports of manufactured, semi-manufactured and basic goods registered $75.0 billion, $19.5 billion and $40.3 billion, respectively. In 2007, total exports reached $160.6 billion, including $83.9 billion in manufactured products, $21.8 billion in semi-manufactured and $51.6 billion in basic goods. In 2008, total exports totaled $197.9 billion, including $92.7 billion in manufactured products, $27.1 billion in semi-manufactured products and $73.0 billion in basic goods. According to preliminary estimates, exports for the first five months of 2009 totaled approximately $55.5 billion, a 23.0% decrease over the corresponding period of the previous year ($72.1 billion) and included $24.6 billion in manufactured products exports, $7.2 billion in semi-manufactured products exports and $22.6 billion in basic goods exports.

The largest market for Brazilian products has been the European Union, although the European Union’s share of Brazilian exports has been declining. In, 2004, 2005, 2006, 2007 and 2008 exports to the European Union amounted to approximately $24.2 billion (25.0% of total exports), $26.5 billion (22.4% of total exports), $31.0 billion (22.5% of total exports), $40.4 billion (25.2% of total exports) and $46.4 billion (23.4% of total exports), respectively. Exports to the European Union amounted to approximately $12.8 billion in the first five months of 2009 (23.1% of the total exports), a decrease of 28.7% over the corresponding period in 2008 ($18.0 billion). Exports to the United States have grown, reaching $20.3 billion in 2004, $22.7 billion in 2005, $24.7 billion in 2006, $25.3 billion in 2007 and $27.6 billion in 2008 (or 21.1%, 19.2%, 18.0%, 15.8% and 14.0%, respectively, of all Brazilian exports). Exports to the United States amounted to approximately $6.0 billion in the first five months of 2009 (10.8% of the total exports), a decrease of 41.3% over the amount of the same period of 2008 ($10.2 billion). In 2005, exports to Mercosur countries totaled $11.7 billion (or 9.9% of all Brazilian exports). Exports to Mercosur countries have been growing from 2006 up to 2008, totaling approximately $14.0 billion (or 10.2% of all Brazilian exports) in 2006, $17.3 billion (or 10.8% of total exports) in 2007 and $21.7 billion (or 11.0% of total exports) in 2008. Exports to Mercosur countries amounted to $4.9 billion (8.9% of the total exports) during the first five months of 2009, a decrease of 41.7% over the corresponding time period in 2008 ($8.4 billion).

These trends have been influenced by Federal Government initiatives to promote exports. The Program for Export Financing (PROEX—Programa de Financiamento às Exportações, or “PROEX) is an instrument through which the Brazilian Government endeavors to offer to the Brazilian exporters the same financial conditions encountered in the international markets. Two modes of credit support are offered: (i) financing, for payments on site to the exporter, and (ii) an equalization of interest rates through which the PROEX assumes part of the financial burden in financings granted by financial institutions, making the finance charges consistent with those applied in the international markets. The Committee on Finance and Guarantee of Exports (Comitê de Financiamento e Garantia das Exportações, or “COFIG”) created by Decree No. 4,993 of February 18, 2004, is an institution of the Board of Foreign Trade (Câmara de Comércio Exterior, or “CAMEX”), with powers to manage and monitor the operations of the PROEX and the Export Guarantee Fund (Fundo Garantidor das Exportações). It sets the parameters and conditions for granting financial assistance for exports and for providing government security for loans. In April 1997, PROEX was broadened to apply to both pre-shipment and post-shipment operations, and the list of eligible products thereunder, which was limited to certain capital goods, was extended to certain consumer products. The list of eligible products was further expanded on January 13, 1998, for purposes of both rate equalization and financing. In addition, on September 13, 1996, the Federal Government approved the elimination of the ICMS on exports of primary and semi-finished goods and on the acquisition of certain fixed assets in an effort to liberalize the export sector and stimulate growth. The Federal Government reimburses States, for periods ranging from 6 to 10 years, for the loss of revenues resulting from the elimination of the ICMS. States experiencing revenue losses of up to 10% are eligible for reimbursement for six years. The reimbursement period is extended by one year for each additional two percentage points of revenue loss above 10%, up to a maximum reimbursement period of ten years. Aggregate reimbursement to the States totaled R$4.3 billion in 2004, R$5.2 billion in 2005, and R$3.9 billion in both 2006 and 2007. In 2008, aggregate reimbursement to the States totaled R$5.7 billion.

BNDES has been participating in the effort of maintaining a market-based, competitive environment for Brazilian exporters. BNDES-exim provides Brazilian producers of goods and services with a source of financing for their commercial transactions with the rest of the world, especially with South American countries, in response to their strategy of strengthening commercial and financial ties to the continent. The goal of supporting the development of the export sector also meets the objective of strengthening the domestic market, operating as an instrument for Brazilian enterprises to increase productivity and improve the quality of their goods and services. BNDES-exim’s support to Brazilian exporting companies aims at achieving long-term, sustainable development by offering financial instruments for Brazilian businesses abroad. In order to fulfill the demands of Brazilian exporters and enterprises investing abroad, BNDES created two credit lines to support the globalization of Brazilian companies: (i) credit lines for exports of good and services; and (ii) credit lines for the globalization of enterprises.

In 2002, the Federal Government undertook several initiatives to stimulate exports. Law No. 10,637 dated December 30, 2002, provided for, among other things, (a) an exemption from the PIS/PASEP tax for all income derived from the export of goods or services abroad, and (b) an exemption from the payment of the excise tax (IPI) to companies whose export revenues comprise more than 80% of their total revenues. Decree No. 4,418 dated October 11, 2002, amended BNDES bylaws to permit the creation of a line of credit accessible to Brazilian companies in order to stimulate their globalization and consequently to increase exports. Other initiatives included the creation of short-term credit lines in order to replace external credit lines that were interrupted due to cutbacks of foreign bank exposure in emerging countries. Law No. 10,595 dated December 11, 2002, provided for the release of R$2 billion from FAT resources to allow BNDES to finance short-term operations. Concurrently, through Circular Nos. 3,145 dated August 21, 2002, and 3,146 dated August 31, 2002, the Central Bank implemented rules that regulate the bidding for international reserves associated with the concession of advances for exchange currency agreements negotiated before and after the shipment of the merchandise. During 2002, $1.4 billion worth of such agreements were sold in such bids. Circular No. 3,158 dated October 25, 2002, reactivated the Reciprocal Credit Accord (Convênio de Pagamentos e Créditos Recíprocos, or “CCR”) with Argentina, increasing to $200,000 the amount of payment to be directed through CCR in connection with imports of Argentinean merchandise; Circular No. 3,160 dated October 30, 2002, allowed among all members of CCR, after December 10, 2002, transactions with terms longer than 360 days to be directed through CCR.

Pursuant to Law No. 10,833 dated December 29, 2003, the COFINS rate was increased from 3% to 7.6%. However, the assessment was also made non-cumulative. The contribution is applied on the monthly income of companies, excluding the credits related to the COFINS paid on the acquisition of raw materials and fixed assets from companies located in Brazil. Other expenses and costs, such as rents, energy and interest may be deducted from the COFINS. Revenues from exports continue to be exempt from COFINS payments. The Federal Government expected non-cumulative assessment of the COFINS to be most beneficial to the exports of high-value added products, which involve more extensive production chains. See “Public Finance — Taxation and Revenue Sharing Systems”

On January 26, 2001, Camex was given new powers and made more independent. As a result of this reform, Camex became responsible for fixing tariff rates, a responsibility that was formerly vested in the Ministry of Finance. Decree No. 4,732 dated June 11, 2003, further defined Camex’s powers and changed its organizational structure. Pursuant to Decree No. 4,732, Camex is composed of a deliberation agency, the Ministry Council, COFIG, an Executive Management Committee (Comitê Executivo de Gestão), an Executive Secretariat and a Private Sector Consultant Council (Conselho Consultivo do Setor Privado, or “CONEX”). Gecex is in charge of evaluating, surveying and streamlining procedures applicable to international trade and tourism, including those related to the transit of people or goods. Conex, which has twenty representatives from the private sector, provides support for proposals to improve the development of international trade policies.

In addition, in the beginning of the government of President Luiz Inácio Lula da Silva, the National Agency for the Promotion of Exports (Agência de Promoção de Exportações, or “APEX-Brasil”) was restructured. APEX-Brasil has the goal of boosting Brazilian exports. The change was intended to provide APEX-Brasil with greater flexibility and resources to promote trade. The Agency has more than 300 projects underway with Brazilian industry or trade associations representing 70 manufacturing and services sectors. APEX-Brasil helps small and medium-sized companies that plan to become exporters compete to gain a share of the domestic market. To benefit from APEX-Brasil, companies should inquire with their industry or trade association regarding projects under analysis or underway with the Agency. If there are none, a company can ask its association to contact APEX-Brasil.

On August 4, 2006, the CMN of Brazil approved Resolution No. 3,389 which regulates receipts from Brazilian exports and the internalization of the foreign currency resulting from such receipts. Initially, Resolution No. 3,389, article No. 1, established a cap of 30% of export receipts as the maximum amount permitted to be maintained abroad by exporters. Afterwards, CMN Resolution No. 3,548 of March 12, 2008 (replaced by CMN Resolution No. 3,719 of April 30, 2009), abolished that limit, allowing the exporters to maintain the integrality of the receipts from their exports abroad. See “Foreign Exchange Rates and Exchange Controls”.

Imports. In 2004, total imports increased 30.1%, from $48.3 billion in 2003 to $62.8 billion. Imports from the European Union, the United States and Mercosur members amounted to $15.9 billion (or 25.4% of all Brazilian imports), $11.5 billion (or 18.3% of all Brazilian imports) and $6.4 billion (or 10.2% of all Brazilian imports), respectively.

Import growth continued in 2005, with an increase in imports of 17.1% to $73.6 billion. Imports from the European Union, the United States and Mercosur members amounted to $18.2 billion (or 24.7% of all Brazilian imports), $12.9 billion (or 17.5% of all Brazilian imports) and $7.1 billion (or 9.6% of all Brazilian imports), respectively.

In 2006, total imports continued to rise, increasing 24.1% to $91.4 billion. Imports from the European Union, the United States and Mercosur members amounted to $20.2 billion (or 22.1% of all Brazilian imports), $14.8 billion (or 16.2% of all Brazilian imports) and $9.0 billion (or 9.8% of all Brazilian imports), respectively.

In 2007, total imports continued to rise, increasing 32.0% to $120.6 billion, the highest level ever recorded. Imports from the European Union, the United States and Mercosur members amounted to $26.7 billion (or 22.2% of all Brazilian imports), $18.9 billion (or 15.7% of all Brazilian imports) and $11.6 billion (or 9.6% of all Brazilian imports), respectively.

In 2008, total imports increased 43.6%, from $120.6 billion to $173.2 billion, the highest level ever recorded. Imports from the European Union, the United States and Mercosur members amounted to $36.2 billion (or 20.9% of all Brazilian imports), $25.8 billion (or 14.9% of all Brazilian imports) and $14.9 billion (or 8.6% of all Brazilian imports), respectively.

According to preliminary estimates, imports for the first five months of 2009 totaled approximately $46.1 billion, a 27.4% decrease from the $63.5 billion observed in the corresponding period in 2008. Imports from the European Union, the United States and Mercosur members in the first five months of 2009 totaled $10.7 billion (or 23.1% of all Brazilian imports), $8.2 billion (or 17.9% of all Brazilian imports) and $4.6 billion (or 9.9% of all Brazilian imports), respectively. These amounts represent negative growth rates of 20.0% (European Union), 11.6% (United States) and 23.1% (Mercosur) over the amounts registered in the same period of 2008 ($13.3 billion, $9.3 billion and $5.9 billion, respectively).

Brazil has reduced its import tariffs in recent years. In 1991, the Federal Government announced a schedule for tariff reductions for a three-year period ending in January 1994, aimed at attaining rates varying from 0% to 40%, with an average tariff of 14.2%. The Federal Government subsequently accelerated certain scheduled adjustments and implemented the last set of tariff reductions on July 1, 1993, when the average duty and the maximum tariff were reduced to 14.4% and 40%, respectively. In an effort to contain inflation, the Federal Government also implemented in September and October 1994 significant new tariff reductions, covering over 5,000 products and reducing the average tariff to 11.32%. From November 30, 1997 to December 31, 1999, the average tariff was 13.8%. The average tariff dropped to 13.0% as of January 1, 2001 as a result of Decree No. 3,704 dated December 27, 2000 (Decree No. 4,088 of January 15, 2002, revoked Decree No. 3,704 of December 27, 2000); the maximum tariff was 55% as of that date. In 2008, the average tariff reached 11.5%, and the maximum tariff was 35.0%.

Average tariffs were also reduced as a result of Brazil’s implementation of a schedule of preferences applicable to imports from Mercosur countries. Mercosur members enjoyed a 75% discount from otherwise applicable rates during the second half of 1993 and 82% during the first half of 1994. This discount was raised to 89% beginning July 1, 1994 and to 100% beginning January 1, 1995, although certain products were excepted from this discount. In December 1994, the four member countries of Mercosur established January 1, 1995 as the date for the implementation of the CET, intended to transform the region into a customs union. The CET ranges from 0.0% to a maximum of 20.0%, but each member country is allowed a certain number of exceptions to the CET. The products on each country’s list of exceptions have tariffs varying from the CET. It is anticipated that the list of exceptions for Brazil and Argentina will expire on December 31, 2010. Paraguay and Uruguay will be able to maintain their list of exceptions until December 31, 2015.

The International Trade Secretariat (Secretaria de Comércio Exterior, or “Secex”) and the Department of International Trade Operations (Departamento de Operações de Comércio Exterior) consolidated their rules relating to imports by enacting Secex Rule No. 17, dated December 2, 2003. The rule incorporates certain procedures established by the World Trade Organization, revoking or simplifying 87 rules. Secex Rule No. 17 has been continuously updated, first by Secex Rule No. 14 of November 17, 2004, then by Secex Rule No. 35 of November 24, 2006, by Secex Rule No. 36 of November 22, 2007 and then by Secex Rule No. 25 of November 27, 2008.

Brazil was a signatory to the Final Act of the GATT Uruguay Round, pursuant to which it committed to staged reductions in tariffs beginning in 1995 over five years with respect to industrial products and over ten years with respect to agricultural products.

The following table sets forth certain details regarding Brazil’s foreign trade for the years indicated.

Table No. 15

Principal Foreign Trade Indicators

	2004	2005	2006	2007	2008(1)
Exports as % of GDP	14.5%	13.4%	12.7%	12.0%	12.6%
Imports as % of GDP	9.5%	8.3%	8.4%	9.0%	11.0%
Trade Balance as % of GDP	5.1%	5.1%	4.3%	3.0%	1.6%
Growth (Decline) in foreign trade(2)	31.3%	20.5%	19.4%	22.7%	31.9%
Exports—% Increase (Decrease)(3)	32.0%	22.6%	16.5%	16.6%	23.2%
Imports—% Increase (Decrease)(3)	30.1%	17.1%	24.1%	32.0%	43.5%
Exports/Imports(4)	1.54	1.61	1.51	1.33	1.14
Exports
$ in millions	$96,475	$118,308	$137,808	$160,649	$197,942
1,000 tons	376,051	396,989	424,389	461,655	468,942
% change from prior period(5)	17.1%	5.6%	6.9%	8.8%	1.6%
Imports
$ in millions	$62,835	$73,606	$91,351	$120,617	$173,107
1,000 tons	102,808	93,608	102,272	118,950	124,479
% change from prior period(5)	-18.3%	-9.0%	9.3%	16.3%	4.6%
Trade Balance ($ in millions)	$33,641	$44,703	$46,457	$40,032	$24,836

(1)	Preliminary.
(2)	Percentage change in exports and imports from previous year.
(3)	Percentage change from previous year.
(4)	Exports divided by imports.
(5)	Percentage change in volume, by weight.

Source: Central Bank and Ministry of Development, Industry and Foreign Trade

The following tables set forth certain information regarding exports and imports by major commodity groups for the periods indicated.

Table No. 16

Exports (FOB Brazil)(1)

	2004		2005		2006		2007(2)		2008(2)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
Livestock and animal products	$6,292	6.5	$7,965	6.7	$8,162	5.9	$10,802	6.7	$13,974	7.1
Vegetable products	8,886	9.2	9,084	7.7	10,329	7.5	13,574	8.4	18,563	9.4
Oils, fat and waxes of animals and plants	1,567	1.6	1,486	1.3	1,396	1.0	1,936	1.2	2,992	1.5
Food, beverage and tobacco	10,937	11.3	12,932	10.9	16,391	11.9	17,720	11.0	21,741	11.0
Mineral products	10,135	10.5	15,660	13.2	20,993	15.2	26,057	16.2	38,185	19.3
Chemical products	4,497	4.7	5,419	4.6	6,574	4.8	8,000	5.0	9,481	4.8
Plastic, rubber and derivative products	2,599	2.7	3,421	2.9	4,183	3.0	4,954	3.1	4,961	2.5
Fur, leather and derivative products	1,439	1.5	1,558	1.3	2,040	1.5	2,353	1.5	2,039	1.0
Wood, wood charcoal and products, etc.	3,046	3.2	3,033	2.6	3,163	2.3	3,341	2.1	2,762	1.4
Paste of wood, paper and derivative products, etc.	2,957	3.1	3,460	2.9	4,075	3.0	4,793	3.0	5,898	3.0
Textile materials and derivative products	2,079	2.2	2,202	1.9	2,109	1.5	2,364	1.5	2,425	1.2
Shoes, hats, etc.	1,902	2.0	1,984	1.7	1,972	1.4	2,046	1.3	2,032	1.0
Articles of stone, ceramic, glass, etc.	1,408	1.5	1,664	1.4	1,979	1.4	2,091	1.3	1,897	1.0
Natural pearls, precious stones etc.	677	0.7	762	0.6	1,081	0.8	1,243	0.8	1,544	0.8
Common metals and derivative products	10,724	11.1	13,180	11.1	15,313	11.1	16,852	10.5	20,359	10.3
Machinery and equipment, electric materials, etc.	11,090	11.5	15,157	12.8	17,331	12.6	17,761	11.1	19,441	9.8
Transport materials	13,077	13.6	15,297	12.9	16,063	11.7	19,452	12.1	22,385	11.3
Scientific instruments and equipment	428	0.4	522	0.4	665	0.5	742	0.5	831	0.4
Weapons and ammunition	99	0.1	110	0.1	134	0.1	201	0.1	260	0.1
Goods and diverse products	1,156	1.2	1,229	1.0	1,229	0.9	1,361	0.8	1,333	0.7
Objects of art, collection and antiques	9	0.0	5	0.0	11	0.0	9	0.0	19	0.0
Special transactions	1,471	1.5	2,179	1.8	2,614	1.9	2,996	1.9	4,821	2.4

Total	96,475	100.0	118,308	100.0	137,807	100.0	160,649	100.0	197,942	100.0

(1)	According to the NCM: Nomenclatura Comum do MERCOSUR (Common Nomenclature of MERCOSUR).
(2)	Preliminary.

Table No. 17

Imports (FOB Country of Origin)(1)

	2004		2005		2006		2007(2)		2008(2)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
Livestock and animal products	$485	0.8	$594	0.8	$760	0.8	$949	0.8	$1,240	0.7
Vegetable products	1,817	2.9	1,726	2.3	2,203	2.4	3,117	2.6	4,377	2.5
Oils, fat and waxes of animals and plants	192	0.3	212	0.3	297	0.3	460	0.4	743	0.4
Food, beverage and tobacco	683	1.1	830	1.1	1,012	1.1	1,250	1.0	1,512	0.9
Mineral products	12,442	19.8	14,543	19.8	18,921	20.7	24,330	20.2	37,374	21.6
Chemical products and derivative products	12,064	19.2	12,471	16.9	13,936	15.3	19,723	16.4	29,465	17.0
Plastic, rubber and derivative products	3,580	5.7	4,422	6.0	5,244	5.7	6,597	5.5	9,100	5.3
Fur, leather and derivative products	214	0.3	217	0.3	278	0.3	337	0.3	427	0.2
Wood, wood charcoal and derivative products.	85	0.1	88	0.1	122	0.1	149	0.1	189	0.1
Paste of wood, paper and derivative products.	841	1.3	977	1.3	1,256	1.4	1,493	1.2	1,905	1.1
Textile materials and derivative products	1,423	2.3	1,518	2.1	2,142	2.3	3,010	2.5	3,832	2.2
Shoes, hats, etc.	94	0.1	148	0.2	183	0.2	276	0.2	410	0.2
Articles of stone, ceramic, glass, etc.	454	0.7	525	0.7	584	0.6	781	0.6	1,097	0.6
Natural pearls, precious stones, etc.	177	0.3	223	0.3	326	0.4	433	0.4	545	0.3
Common metals and derivative products	3,211	5.1	4,136	5.6	5,970	6.5	8,302	6.9	11,509	6.6
Machinery and equipment, electric materials, etc.	18,036	28.7	22,089	30.0	26,644	29.2	33,298	27.6	45,619	26.3
Transport materials	4,211	6.7	5,455	7.4	7,212	7.9	10,458	8.7	16,351	9.4
Scientific instruments and equipment	2,463	3.9	2,999	4.1	3,650	4.0	4,760	3.9	6,247	3.6
Weapons and ammunition	5	0.0	5	0.0	13	0.0	9	0.0	21	0.0
Goods and diverse products	353	0.6	425	0.6	591	0.6	869	0.7	1,210	0.7
Objects of art, collection and antiques	4	0.0	3	0.0	5	0.0	15	0.0	23	0.0
Special transactions	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0

Total	62,835	100.0	73,606	100.0	91,351	100.0	120,618	100.0	173,197	100.0

(1)	According to the NCM: Nomenclatura Comum do MERCOSUR (Common Nomenclature of MERCOSUR).
(2)	Preliminary.

The following tables set forth certain information regarding the destination of Brazil’s exports and the sources of its imports for the periods indicated.

Table No. 18

Exports (FOB Brazil) by Region

	2004		2005		2006		2007		2008(5)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
LAIA(1)	$19,699	20.42	$25,428	21.49	$31,495	22.85	$36,426	22.67	$43,095	21.77
MERCOSUR	8,912	9.24	11,726	9.91	13,986	10.15	17,354	10.80	21,737	10.98
LAIA ex-MERCOSUR	10,787	11.18	13,702	11.58	17,510	12.71	19,072	11.87	21,357	10.79
USA(2)	20,341	21.08	22,741	19.22	24,773	17.98	25,314	15.76	27,648	13.97
CARICOM(3)	1,238	1.28	2,466	2.08	2,354	1.71	2,447	1.52	4,812	2.43
Canada	1,199	1.24	1,944	1.64	2,281	1.66	2,362	1.47	1,866	0.94
Others America	1,872	1.94	2,297	1.94	2,678	1.94	3,006	1.87	3,371	1.70
EU	24,160	25.04	26,493	22.39	31,045	22.53	40,428	25.17	46,395	23.44
EFTA(4)	679	0.70	983	0.83	1,434	1.04	1,808	1.13	2,339	1.18
Eastern Europe	2,488	2.58	3,861	3.26	3,892	2.82	4,309	2.68	5,580	2.82
Other Western European Countries	573	0.59	691	0.58	753	0.55	935	0.58	1,182	0.60
Asia (ex-Middle Eastern)	14,564	15.10	18,552	15.68	20,816	15.11	25,086	15.62	37,442	18.92
Middle Eastern	3,687	3.82	4,286	3.62	5,749	4.17	6,399	3.98	8,055	4.07
Africa	4,245	4.40	5,977	5.05	7,456	5.41	8,578	5.34	10,170	5.14
Oceania	434	0.45	530	0.45	598	0.43	702	0.44	1,356	0.69
Others	1,297	1.34	2,059	1.74	2,482	1.80	2,848	1.77	4,631	2.34

Total	96,475	100.00	118,308	100.00	137,807	100.00	160,649	100.00	197,942	100.00

(1)	Latin American Integration Association.
(2)	Includes Puerto Rico.
(3)	Caribbean Community and Common Market.
(4)	European Free Trade Association.
(5)	Preliminary.

Source: Ministry of Development, Industry and Foreign Trade

Table No. 19

Imports (FOB Country of Origin) by Region

	2004		2005		2006		2007		2008(5)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
LAIA(1)	$10,027	15.96	$11,617	15.78	$16,282	17.82	$20,563	17.05	$27,491	15.87
MERCOSUR	6,390	10.17	7,054	9.58	8,967	9.82	11,625	9.64	14,934	8.62
LAIA ex-MERCOSUR	3,636	5.79	4,563	6.20	7,314	8.01	8,938	7.41	12,557	7.25
USA(2)	11,530	18.35	12,853	17.46	14,817	16.22	18,888	15.66	25,810	14.90
CARICOM(3)	101	0.16	117	0.16	149	0.16	175	0.14	378	0.22
Canada	866	1.38	1,019	1.38	1,194	1.31	1,709	1.42	3,210	1.85
Others America	256	0.41	255	0.35	419	0.46	659	0.55	826	0.48
EU	15,928	25.35	18,146	24.65	20,203	22.12	26,734	22.16	36,192	20.90
EFTA(4)	1,423	2.26	1,516	2.06	1,677	1.84	2,731	2.26	2,900	1.67
Eastern Europe	1,324	2.11	1,174	1.59	1,434	1.57	2,767	2.29	5,338	3.08
Others Europe	80	0.13	121	0.16	168	0.18	234	0.19	382	0.22
Asia (ex-Middle Eastern)	12,280	19.54	16,870	22.92	22,888	25.06	30,723	25.47	47,125	27.21
Middle Eastern	2,312	3.68	2,510	3.41	3,165	3.46	3,205	2.66	6,232	3.60
Africa	6,186	9.84	6,662	9.05	8,111	8.88	11,347	9.41	15,756	9.10
Oceania	402	0.64	662	0.90	766	0.84	807	0.67	1,310	0.76
Others	121	0.19	85	0.11	78	0.09	78	0.06	247	0.14

Total	62,835	100.00	73,606	100.00	91,351	100.00	120,617	100.00	173,197	100.00

(1)	Latin American Integration Association.
(2)	Includes Puerto Rico.
(3)	Caribbean Community and Common Market.
(4)	European Free Trade Association.
(5)	Preliminary.

Source: Ministry of Development, Industry and Foreign Trade

To reduce the impact of the current international financial crises, the Federal Government also implemented the following measures concerning foreign trade: granting R$10 billion to BNDES to finance lines of credit for pre-shipment of exports and to increase working capital of enterprises.

Foreign Investment

In 2004, net foreign direct investment totaled approximately $18.1 billion, compared to approximately $10.1 billion of such investment registered in 2003, an increase of 78.9% for the year. Net foreign portfolio inflows, on the other hand, declined from net inflows of $5.1 billion in 2003 to net outflows of $4.0 billion in 2004.

Foreign direct investment totaled $15.1 billion in 2005, compared to approximately $18.1 billion registered in 2004, a decline of 17.0% for the year. On the other hand, net foreign portfolio investment became positive in 2005, from net outflows of $4.0 billion in 2004 to net inflows of $6.7 billion in 2005.

In 2006, net foreign direct investment inflows increased 24.7% to $18.8 billion, from $15.1 billion in 2005. Net foreign portfolio investment increased 36.0% in 2006 to $9.1 billion, from 6.7 billion in 2005.

In 2007, net foreign direct investment inflows increased 83.7% to $34.6 billion, from $18.8 billion in 2006. Net foreign portfolio investment increased 430.0% in 2007 to $48.1 billion, from $9.1 billion in 2006.

In 2008, net foreign direct investment inflows increased 30.3% to $45.1 billion, from $34.6 billion in 2007. Net foreign portfolio investment decreased in 2008 to negative $0.8 billion, from $48.1 billion in 2007. Net foreign direct investment in the first five months of 2009 totaled approximately $11.23 billion compared with approximately $13.98 billion of such investment registered during the corresponding period in 2008, an increase of 20%, and net foreign portfolio investment totaled $0.5 billion in the first five months of 2009.

External financing needs, defined as the difference of the current account deficit minus net foreign direct investment, have been negative since January 2002 when it totaled $9.0 billion. External financing needs totaled negative $29.8 billion on December 31, 2004, negative $29.1 billion on December 31, 2005, negative $32.5 billion on December 31, 2006 and negative $36.1 billion on December 31, 2007. In 2008, Brazilian external financing needs were negative $16.8 billion, and for the last twelve months ending May 2009 they were negative $21.9 billion compared to negative $23.6 billion in the same period in 2008. Thus, Brazil received more through net foreign direct investment than it needed to finance its current account from 2002 to May 2009.

The following table sets forth information regarding foreign direct and portfolio investment in Brazil for each of the years indicated.

Table No. 20

Foreign Direct and Portfolio Investment in Brazil

	Inflows			Outflows			Total
	Portfolio(1)	Direct(2)	Total	Portfolio(1)	Direct(2)	Total	Portfolio	Direct	Total
	(in millions of dollars)
2004	30,614	25,801	56,415	34,610	7,655	42,265	-3,996	18,146	14,150
2005	59,376	30,062	89,438	52,721	14,996	67,717	6,655	15,066	21,722
2006	99,367	32,399	131,766	90,291	13,577	103,868	9,076	18,822	27,898
2007	209,927	50,233	260,160	161,823	15,648	177,470	48,104	34,585	82,689
2008(3)	266,460	71,836	338,296	267,227	26,775	294,002	-767	45,060	44,293

(1)	Includes equity securities, bonds, commercial paper and notes, except those related to external debt restructurings.
(2)	Includes reinvested earnings and excludes intercompany debt transactions.
(3)	Preliminary.

Source: Central Bank

The following table sets forth information on net direct foreign investments by activity as of December 31, 2004, 2005, 2006, 2007 and 2008.

Table No. 21

Direct Investments by Activity(1)

	2004		2005		2006		2007		2008
	Flow	%	Flow	%	Flow	%	Flow	%	Flow	%
Agriculture, cattle breeding and mineral extraction	$1,071	5.3%	$2,194	10.1%	$1,538	6.9%	$4,751	13.8%	$12,995	29.2%
Petroleum extraction and related services	285	1.4	897	4.1	734	3.3	797	2.3	1 339	0,0
Metallic mineral extraction	507	2.5	996	4.6	393	1.8	3 073	8.9	10 645	0,2
Other	278	1.4	302	1.4	411.0	1.8	881	2.6	1011	0,0
Industry and Manufacturing	$10,699	52.8%	$6,529	30.2%	$8,565	38.5%	$13,481	39.3%	$14,013	31.5%
Basic metallurgy(2)	817	4.0	310	1.4	1 719	7.7	4 699	13.7	4 984	0,1
Manufacture of chemical products	1363	6.7	764	3.5	1 127	5.1	1 378	4.0	859	0,0
Manufacture and assembly of motor vehicles, trailers, vehicle bodies and other transportation equipment(3)	1315	6.5	1253	5.8	396.0	1.8	877.5	2.6	1019,5	0,0
Manufacture of electrical machines, apparatus and materials	243	1.2	164	0.8	206	0.9	385	1.1	335	0,0
Manufacture of food and beverages	5346	26.4	2 075	9.6	738	3.3	1 820	5.3	2 238	0,1
Manufacture of machines and equipment	313	1.5	255	1.2	430	1.9	428	1.2	506	0,0
Manufacture of electronic materials and communication apparatus	266	1.3	396	1.8	325	1.5	159	0.5	145	0,0
Manufacture of non-metallic mineral products	219	1.1	17	0.1	150	0.7	454	1.3	651	0,0
Manufacture of rubber and plastic products	134	0.7	481	2.2	218	1.0	494	1.4	671	0,0
Manufacture of metal products	90	0.4	94	0.4	97	0.4	51	0.1	144	0,0
Manufacture of cellulose, paper and paper products	177	0.9	167	0.8	1 619	7.3	477	1.4	200	0,0
Manufacture of textiles	58	0.3	127	0.6	658	3.0	90	0.3	51	0,0
Publishing, printing and reproduction of recordings	131	0.7	26	0.1	279	1.3	58	0.2	5	0,0
Manufacture of wood products	61	0.3	124	0.6	67	0.3	38	0.1	104	0,0
Manufacture of office machines and data processing equipment	11	0.1	59	0.3	18	0.1	5	0.0	3	0,0
Other	154	0.8	219	1.0	517	2.3	2 065	6.0	2 099	0,0
Services	$8,495	41.9%	$12,915	59.7%	$12,123	54.5%	$16,103	46.9%	$17,449	39.2%
Electricity, gas and hot water	1191	5.9	1 571	7.3	2 332	10.5	1 055	3.1	909	0,0
Wholesale and commerce intermediation, retail and repair of products	1252	6.2	2 835	13.1	1 485	6.7	2 759	8.0	2 564	0,1
Mail and communications	2970	14.7	3 958	18.3	1 215	5.5	551	1.6	447	0,0
Services rendered to companies	872	4.3	912	4.2	1 067	4.8	164	0.5	373	0,0
Financial intermediation and ancillary activities	940	4.6	1 294	6.0	2 992	13.5	4 524	13.2	5 109	0,1
Accommodation and food	74	0.4	128	0.6	350	1.6	184	0.5	167	0,0
Data processing and related activities(4)	80	0.4	144	0.7	192	0.9	191	0.6	390	0,0
Real estate activities	145	0.7	297	1.4	1 404	6.3	822	2.4	1 721	0,0
Transportation, ancillary activities and travel agencies	252	1.2	207	1.0	317	1.4	535	1.6	1 071	0,0
Insurance and private pension plans	126	0.6	861	4.0	252	1.1	516	1.5	474	0,0
Construction(5)	324	1.6	203	0.9	321	1.4	1 492	4.3	1 909	0,0
Collection, treatment and distribution of water	3	0.0	5	0.0	19	0.1	3	0.0	123	0,0
Other	265	1.3	76	0.3	176	0.8	3 306	9.6	2 192	0,0
Total	$20,265	100%	$21,638	100%	$22,225	100%	$34,335	100%	$44,457	100%

(1)	Does not include investments in goods and real estate.
(2)	Includes steel manufacturing.
(3)	Includes the manufacture of spare parts for the automotive sector.
(4)	Includes internet.
(5)	Includes infrastructure projects related to the energy and telecommunications sectors.

Source: Central Bank

Current account surpluses, associated with significant foreign direct investment inflows, generated successive negative external financing needs, which ended 2008 at negative $16.8 billion. The floating rate regime allowed for growth in the export value of goods (from $48.0 billion in 1999 to $197.9 billion in 2008), a reduction in gross external debt (from $214.9 billion in 2003 to $198.4 billion in 2008), especially with regards to the public sector, and a recovery of international reserve levels (from $37.8 billion in 2002 to $206.8 billion in 2008). In addition to the positive impact contributed by these variables, Brazilian real economy average growth of 4.7% from 2004 to 2008 contributed to the improvement of Brazil’s external sector vulnerability economic indicators, such as: (i) debt service to exports ratio (53.7% to 19.0%); (ii) debt service to GDP ratio (7.8% to 2.4%); (iii) external debt to GDP ratio

(30.3% to 12.6%); (iv) international reserves to total external debt ratio (26.3% to 104.3%); (vi) total external debt to exports ratio (2.1% to 1.0%); and (vii) net total external debt to exports ratio (1.4% to negative 0.1%).

The Federal Government has periodically taken measures to control the inflow of foreign capital in order to facilitate the conduct of monetary policy and to regulate the level of Brazil’s international reserves. The Federal Government frequently adjusts details of fiscal policy in order to promote or restrict the flow of foreign capital into Brazil. Measures taken by the Federal Government for these purposes include: raising or lowering tax rates on financial transactions; establishing restrictions on investments in fixed income assets; authorizing or prohibiting settlement of foreign loans and financings in advance; and raising or lowering the net amount of foreign reserves a bank may hold without depositing such reserves in the Central Bank.

The CMN adopted two resolutions in 2000 that were intended to simplify the procedures for registering foreign investments in Brazil. Resolution No. 2,689 of January 26, 2000, aims at simplifying the procedures for registering foreign investments in the domestic capital markets with the Central Bank by, among other things, eliminating the so-called “Annex I”, “Annex II”, “Annex IV” and “Annex VI” investment vehicles established under CMN Resolution No. 1,289 of March 20, 1987. The changes introduced by Resolution No. 2,689 became effective on March 31, 2000. Resolution No. 2,742 of June 28, 2000 postponed until September 30, 2000, the date by which foreign institutional investors formerly registered under Annex IV were required to change their registration in accordance with the new registration system. CMN Resolution No. 2,770 dated August 30, 2000, further modified and consolidated rules relating to foreign credit transactions. See “—Foreign Exchange Rates and Exchange Controls”.

On November 25, 2004, the CMN adopted Resolution No. 3,245, which establishes that the CVM may authorize the private sale of shares held by foreign investors. The approval of the CVM is to be conditioned upon the following: (i) the shareholders agreement having been signed at least six months prior to the sale; (ii) the sale not involving the transfer of control of the corporation, and (iii) the sale being an exercise of right (exercício de direito) or an obligation (força de obrigação) under the shareholders agreement.

On March 12, 2008, the Ministry of Finance issued a set of measures aimed at containing the appreciation of the real and stimulating exports. These measures included: (i) the elimination of the IOF on exports and (ii) a complete elimination of the repatriation requirement for export revenues, which was formerly 70%.

International Reserves

The second half of 2002 and the first quarter of 2003 posed several challenges for Brazil, which arose in large part from the effects of Argentina’s financial crisis, a weak global economy, uncertainties about the country’s national elections held in October 2002 and concerns about terrorism and tensions in the Middle East. From July through October 2002, the real declined against the U.S. dollar reaching a low of R$3.9552 to $1.00 on October 22, 2002. Net foreign investment also declined significantly, with net foreign direct investment falling to $16.6 billion in 2002, a 26.1% decrease from 2001, and net foreign portfolio outflows reaching $4.8 billion. Other investment flows were also negative in 2002, totaling $231 million. The Republic returned to the IMF, which announced on September 6, 2002, in response to Brazil’s economic situation, that it had approved Brazil’s request for a 15-month standby facility of SDR 22.8 billion (approximately $31.4 billion) to support the country’s economic and financial program through December 2003. The new standby facility replaced the 15-month standby facility that had been approved by the IMF on September 14, 2001. After giving effect to purchases totaling approximately $6.3 billion under the facility on September 11, 2002 and December 23, 2002, Brazil’s international reserves stood at $37.8 billion on December 31, 2002.

As the Federal Government continued to pursue an economic policy emphasizing fiscal discipline, a floating exchange rate and inflation targeting, Brazil was able to regain access to the international capital markets in 2003. Brazil completed offerings of $5.8 billion aggregate principal amount of global bonds on May 6, 2003, June 17, 2003, August 7, 2003, September 18, 2003 and October 22, 2003. In addition, the real began to appreciate against the U.S. dollar, ending 2003 at R$2.8892 to $1.00. Brazil’s international reserves stood at $49.3 billion on December 31, 2003.

During 2003, the National Treasury was permitted to purchase U.S. dollars in the foreign currency markets in Brazil. The U.S. dollars so purchased were used to make payments in respect of Brazil’s external debt. Although the proceeds were reserved for external debt payments, these purchases had the effect of keeping Brazil’s international reserves at levels higher than they would otherwise have been, because they replaced withdrawals that would otherwise have been made. To promote transparency in the Republic’s accounts, the Minister of Finance and the President of the Central Bank agreed in January 2004 to have the National Treasury purchase from the Central Bank all foreign currency that Brazil needed to make payments in respect of its external debt. The Central Bank may either provide the National Treasury with foreign currency from Brazil’s international reserves or purchase such foreign currency in the foreign currency markets in Brazil. In January and February 2004, the Central Bank purchased a total of approximately $2.6 billion in the foreign currency markets to increase its reserves.

In 2004, Brazil’s international reserves rose 7.4% over 2003 levels to $52.9 billion, aided by exports in 2004, the Central Bank’s net purchases of an aggregate of $5.3 billion in U.S. dollars in the domestic foreign exchange market and seven offerings of Brazil’s debt securities in the international capital markets totaling $5.7 billion. The 7.4% growth in international reserves was net of debt service payments totaling $12.6 billion, of which $4.4 billion were made to the IMF.

In 2005, Brazil’s international reserves totaled $53.8 billion, a 1.6% increase over 2004. The growth of Brazil’s international reserves was attributable to the Central Bank’s net purchase of an aggregate of $21.5 billion in U.S. dollars in the domestic foreign exchange market, offerings of Brazil’s debt securities in the international capital markets totaling $12.5 billion and record exports of $118.3 billion in 2005. In March 2005, Brazil announced that it would not renew its agreement with the IMF. On July 22, 2005, the Brazilian authorities prepaid the outstanding Supplemental Reserve Facility obligations to the IMF amounting to SDR 3.42 billion (approximately $4.91 billion). On December 27, 2005, Brazil prepaid in full the remaining $15.5 billion owed to the IMF.

In 2006, Brazil’s international reserves totaled $85.8 billion, a 59.6% increase over 2005. The growth of Brazil’s international reserves was attributable to the Central Bank’s net purchase of an aggregate of $34.3 billion in U.S. dollars in the domestic foreign exchange market, offerings of Brazil’s debt securities in the international capital markets totaling $6.6 billion and record exports of $137.5 billion in 2006.

In 2007, Brazil’s international reserves totaled $180.3 billion, a 110.1% increase over 2006. The growth of Brazil’s international reserves was attributable mainly to the Central Bank’s net purchase of an aggregate of $78.6 billion in U.S. dollars in the domestic foreign exchange market, offerings of Brazil’s debt securities in the international capital markets totaling $2.9 billion and record exports of $160.6 billion in 2007. Brazil’s international reserves totaled $201.5 billion as of June 30, 2009, after reaching $193.8 billion on December 31, 2008.

The following table sets forth certain information regarding Brazil’s international reserves at the dates indicated.

Table No. 22

International Reserves

	As of December 31,
	2004	2005	2006	2007	2008
Total Gold and Foreign Exchange	52,884	53,699	85,146	164,427	191,869
Gold(1)	473	554	683	901	940
Foreign Exchange	52,411	53,145	84,463	163,526	190,929
Special Drawing Rights	4	29	8	2	1
Other reserve assets(2)	47	72	685	15,905	1,913
Total Official Reserves	$52,935	$53,799	$85,839	$180,334	$193,783

(1)	Includes available stock of financial gold plus time deposits.
(2)	Includes financial derivatives, loans to nonbank nonresidents (includes export credit), reverse repo (securities borrowed with other securities used as collateral) and others.

Source: Central Bank

International reserves were also used as a means to minimize the impact of the current global crises in Brazil. Further, the Central Bank regulated, through Circular No. 18,040 of February 5, 2009, the procedures that will have to be followed in loan operations using international reserves intended for Brazilian companies with debts abroad. The value of the loan will be limited by the aggregate number of signed credit contracts between the borrower institution and its clients, which will have to be provided to the Central Bank of Brazil to receive a guarantee of payment of the loan.

Foreign Exchange Rates and Exchange Controls

The Brazilian foreign exchange system has been structured to enable the Federal Government, through the Central Bank, to regulate and control foreign exchange transactions carried out in Brazil.

CMN Resolution No. 2,110, a Plano Real initiative, provides that the Central Bank has an obligation to sell U.S. dollars in the foreign exchange market whenever the real reaches parity with the U.S. dollar. In response to deterioration in Brazil’s current account, on March 6, 1995 the Central Bank formalized an exchange band system, pursuant to which the real was permitted to float against the U.S. dollar within bands established by the Central Bank. Under the exchange band system, the Central Bank was committed to intervene in the market whenever rates approached the upper and lower limits of the band. This commitment did not eliminate the possibility of the Central Bank intervening when necessary to avoid extreme oscillations in the exchange rate.

On January 13, 1999, Gustavo H.B. Franco, the president of the Central Bank and one of the architects of the Plano Real, resigned and was replaced by Francisco Lopes, who attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade. Subsequent Central Bank intervention failed to keep the real-U.S. dollar exchange rate within the new band, however, and on January 15, 1999, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to be made only in times of extreme volatility. Following that announcement, the value of the real against the U.S. dollar declined approximately 21% from its level on January 12, 1999. See “The Brazilian Economy—Economic Events and Policies”.

Prior to March 14, 2005, there were two foreign exchange markets in Brazil: the commercial exchange market, on which most trade and financial transactions were conducted and for which Central Bank approval was generally required, and a floating exchange market (known as the “tourism dollar” market) for which Central Bank approval was not required. CMN Resolution No. 3,265 of March 4, 2005 (it was replaced by CMN Resolution No. 3,568, dated May 29, 2008), provided for the unification of these two foreign exchange markets under the supervision of the Central Bank.

The Republic of Argentina announced in December 2001 and January 2002 that it would be suspending payments in respect of certain of its public external debt and modifying its exchange rate system. The announcement, together with lower than expected Brazilian trade flows, caused the real to fall approximately 4.2% during January 2002 to close at R$2.4183 to $1.00 on January 31, 2002. The real subsequently recovered as a result of trade surpluses in the first four months of 2002 and improving economic conditions in Brazil resulting from the end of energy rationing on March 1, 2002, two reductions in the Central Bank’s Over/Selic rate target to 18.75% on February 20, 2002 and 18.50% on March 20, 2002 and certain other factors, such as the perception of investors that Brazil would not be significantly affected by Argentina’s problems. The real was also helped by the IMF’s announcements on January 23, 2002 and March 26, 2002 that it had completed reviews of Brazil’s performance under the IMF standby facility and that, based on those reviews, Brazil would be permitted to draw, if necessary, installments of SDR 358.6 million (approximately $448 million) and SDR 3.7 billion (approximately $5 billion). The real rose against the U.S. dollar, reaching R$2.3482 on February 28, 2002, R$2.3236 to $1.00 on March 28, 2002 and R$2.3625 to $1.00 on April 30, 2002.

However, amid renewed concerns about the potential contagion effect of Argentina’s financial crisis, uncertainty about the October 2002 elections in Brazil, a weak global economy and concerns about terrorism and tensions in the Middle East, the real began to depreciate again in the second half of 2002. The value of the real declined to R$2.5220 to $1.00 on May 31, 2002, R$2.8444 to $1.00 on June 28, 2002, R$3.4285 to $1.00 on July 31, 2002 and R$3.8949 to $1.00 on September 30, 2002 before reaching a low of R$3.9552 to $1.00 on October 22, 2002. Following the October 27 runoff elections, the real began to recover against the U.S. dollar, reaching R$3.5333 to $1.00 on December 31, 2002.

The real continued its recovery during 2003. As published by Central Bank, the real-U.S. dollar exchange rate (sell side) was R$2.9655 to $1.00 on July 31, 2003 and R$2.8892 to $1.00 on December 31, 2003. Largely as a result of concerns about a potential increase in short-term U.S. interest rates, the real began to decline in value against the U.S. dollar in April 2004, reaching R$3.1291 to $1.00 on May 31, 2004. Then the real again recovered in late 2004, with the real-U.S. dollar exchange rate reaching R$2.6544 to $1.00 on December 31, 2004. In 2005, the real continued to present a tendency to appreciate against the U.S. dollar, starting the year with an exchange rate of R$2.6682 to $1.00 on January 03, 2005 and finishing the year with a rate of R$2.3407 to $1.00 on December 30, 2005.

The real continued to rise against the U.S. dollar in 2006, starting at R$2.3407 to $1.00 on January 1, 2006 and finishing the year with R$2.1380 to $1.00 on December 31, 2006. The increase in the value of the real relative to the U.S. dollar is attributable to Brazil’s current account balance of $13.3 billion in 2006 and also to the improvement of Brazil’s capital account balance in 2006, from a net outflow of $9.5 billion in 2005 to a net inflow of $16.3 billion in 2006.

Continuing the trend of recent years, the real continued to appreciate against the U.S dollar in 2007, starting the year with an exchange rate of R$2.1342 to $1.00 on January 2, 2007 and ending the year with a rate of R$1.7713 to $1.00 on December 31, 2007. Nonetheless, contrary to what was observed in prior years, in 2007 the most important source of the real appreciation was the high level of the capital and financial account surplus, which amounted to $89.2 billion, resulting in a balance of payments surplus of $87.5 billion.

After reaching an exchange rate of R$1.5593 to $1.00 on August 1, 2008, the real ended the year with a rate of R$2.337 to $1.00 on December 31, 2008. The most important source of the real depreciation was the increase of remittances abroad due to foreign investor’s necessity to cover losses in other economies. After registering record liquid entries of US$87.5 billion in 2007, such remittances resulted in liquid exits of US$983 million in 2008, the first negative result since 2002. The depreciation of the real was also due to the shortage of external trade financing (from the fourth quarter of 2008), which reduced the funding for the operations of long positions in foreign exchange.

Resolution No. 3,548 of March 12, 2008, abolished the upper limit in article No. 1 of the CMN Resolution No. 3,389 (it was replaced by Resolution No. 3,719, dated April 30, 2009), allowing exporters to maintain export revenues outside Brazil.

CMN Resolution No. 3,568 dated May 29, 2008, sets forth the Brazilian exchange rate market, its operations, the agents authorized to operate in this market by the Central Bank and the preconditions to obtaining this authorization. The Resolution also sets forth that the exchange rate transactions may have a maximum period for liquidation of 750 days, beginning on the date of transaction. CMN Resolution No. 3,568 became effective on July 1, 2008.

The external sector adjustment accounted for since 2003 and the consequent inflow of foreign currency both contributed to the flexibility of foreign exchange market norms, causing a reduction in export company costs and efficiency gains for the Republic as a whole. Provisional Measure No. 315 dated August 3, 2006 (subsequently enacted into Law No. 11,371 issued on November 28, 2006) addresses juridical safety and the simplification of foreign exchange market procedures. The most important modifications implemented by Law No. 11,371 were: (i) permitting exchange rate exposure on export operations, and allowing foreign currency to be deposited in financial institutions overseas, observing the limits imposed by the CMN (previously, such exporters were required to repatriate 100% of their export earnings); (ii) holding the Central Bank responsible for maintaining the registrations of foreign exchange market operations and supplying the Federal Revenue Secretariat (Secretaria da Receita Federal, or “SRF”) with information concerning export proceeds (pursuant to Joint Administrative Act SRF/BACEN No. 1,064 of October 26, 2006); (iii) permitting the use of foreign exchange contracts (as regulated by the Central Bank) in operations up to $3,000 (or the equivalent amount in other currencies); (iv) as of June 30, 2007, updating the registry in the Central Bank of external capital accounted for in resident companies as of December 31, 2005 that are not yet registered and not subject to other forms of registry in the Central Bank (such change is regulated by Central Bank Circular No. 3,344 dated March 7, 2007); (v) abolishing fines on Brazilian import operations for payment delays or for not forming an agreement for the relevant foreign exchange operation; and (vi) allowing the use of reais in duty free stores authorized to operate in international ports and airports.

Central Bank Circular No. 3,325 dated August 24, 2006, which regulates CMN Resolution No. 3,389 dated August 4, 2006 (replaced by Resolution No. 3,719, dated April 30, 2009), extended the term of export foreign exchange contracts to 360 days from 210 days, while it maintained the maximum term of 360 days between the date of the agreement and the satisfaction of the contract in import foreign exchange operations. Also, the Circular (i) allows the use of amounts deposited in overseas banks for external payments in the name of the account owner, with a few exceptions provided by Law No. 11,371; (ii) eliminates restrictions for simplified foreign exchange import and export contracts when conducted through financial institutions; and (iii) defines the proceedings for simultaneous agreement of simplified export contracts in foreign currencies intending to include amounts held outside Brazil and eliminates the need to tie short term export and import foreign exchange contracts to respective registries in the Integrated System of External Trade (Sistema Integrado de Comércio Exterior).

CMN Resolution No. 3,389 of August 4, 2006, modified by Resolution No. 3,548 of March 14, 2008 (replaced by Resolution No. 3,719, dated April 30, 2009), establishes that exporters can maintain abroad up to 100% of their export revenues. CMN Resolution No. 3,568 of May 29, 2008, simplifies a series of procedures in foreign exchange transactions: (i) banks (with respect to Development Banks, only for special operations authorized by the Central Bank) and Caixa Econômica Federal are authorized to conduct all foreign exchange transactions; (ii) financial foreign exchange export and import transactions and transfers to and from Brazil up to $50,000 can be made through simplified exchange contracts; (iii) agents authorized to operate in the Exchange Rate Market, foreigners living temporarily in Brazil and Brazilians residing abroad are allowed to keep banking accounts in foreign currencies in the banks authorized to operate in the foreign exchange market; (iv) exchange transactions of reais to foreign currencies between financial institutions in Brazil and abroad are allowed; (v) the requirement to present documentation for purchase and sale of foreign currencies in amounts of up to US$3,000 is dismissed, provided the remitter and beneficiary are identified; (vi) the Central Bank is authorized to use a simplified register of foreign exchange operations for up to $3,000; and (vii) the limit is raised from $20,000 to $50,000 for simplified export and import foreign exchange operations when conducted by non-banking financial institutions.

The following table sets forth average exchange rates recorded in the commercial exchange market (sell side) on the last day of the periods indicated.

Table No. 23

Commercial Exchange Rates (sell side)

	Spot Rate(1)	Foreign Currency Basket(2)
	(reais per dollar)
1994—December	0.8460	74.59
1995—December	0.9275	83.63
1996—December	1.0394	82.10
1997—December	1.1164	77.26
1998—December	1.2087	81.94
1999—December	1.7890	96.10
2000—December	1.9554	90.84
2001—December	2.3204	97.02
2002—December	3.5333	113.33
2003—December	2.8892	98.79
2004—December	2.6544	91.05
2005—December	2.3407	79.34
2006—December	2.1380	77.93
2007—December	1.7713	68.12
2008—December	2.3370	78.79
2009—January	2.3162	74.04
February	2.3784	73.32
March	2.3152	73.67
April	2.1783	72.13
May	1.9730	68.46

(1)	The average rate on the last day of the month in the commercial exchange market.
(2)	An index of the real exchange rate of a basket of fifteen currencies weighted by the share of the total Brazilian exports to all fifteen countries involved represented by Brazilian exports to each such country. The national currency used was the average exchange selling rate and the deflator was IPA-DI. For other countries the deflator was also a wholesale price index or a comparable indicator (June 1994 = 100).

Source: Central Bank

On February 2, 2005, the Central Bank began to offer swaps that were the reverse of those that the Central Bank had previously been offering. Under the new inverted swaps, the Central Bank is to make taxa Over/Selic payments in exchange for U.S. dollar payments. These swaps are intended to hedge foreign exchange risk. The Central Bank sold a net value of approximately R$53.3 billion of such swaps during 2005. In 2006 and 2007, the Central Bank sold a net value of R$11.2 billion R$13.4 billion, respectively, in swaps contracts. In 2008, the Central Bank sold a net value of R$67.4 billion of such swaps. Finally, in the first five months of 2009, the net supply of swaps in the market was decreased by R$27 billion, reaching R$0.71 billion by the end of May 2009.

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or serious reasons to foresee such an imbalance, the Federal Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies. See “Public Debt—Debt Crisis and Restructuring”.

CMN Resolution No. 2,770 dated August 30, 2000 and Central Bank Circular No. 3,027 dated February 14, 2001, are intended to simplify the rules for the registration of foreign credit transactions. The new rules eliminate the need to obtain the prior authorization of the Central Bank with respect to foreign credit transactions, including bond issuances, for private sector borrowers or issuers. The new rules require only that such transactions be registered at the time the exchange contract for the entry of the funds into the country is signed. In addition, the Central Bank introduced a system for the electronic registration of foreign credit transactions called the Registration of Financial Transactions (Registro de Operações Financeiras). The new rules further require funds raised abroad to be deposited in real in a local bank in Brazil, but permit financial institutions and leasing companies to retain funds outside Brazil in connection with credit transactions tied to export operations.

On January 2, 2006, pursuant to Circular No. 3,307 of December 30, 2005, the Central Bank eliminated its restrictions on the amount of long positions in foreign exchange that banks could keep. Prior to that date, financial institutions were prohibited from maintaining long positions exceeding $6 million in the aggregate.

On March 30, 2007, the CVM published Resolution No. 450 that allows local Brazilian mutual funds to invest abroad 10% to 20% of their assets, depending on the type of fund. This measure is seen as another step in the path towards an eventual convertible Brazilian currency. According to Central Bank data, the size of the local Brazilian mutual fund industry is around R$ 1,152.6 billion as of May 2009. For the CVM resolution to take effect, it will be necessary for Congress to change the current foreign exchange legislation. CVM is working with the Central Bank to implement the necessary regulatory changes.

In Provisional Measure No. 435 of June 26, 2008 (converted to Law No. 11.803 of November 5, 2008), article 7, the Central Bank is authorized to maintain accounts of deposit in reais for foreign central banks and institutions or residents with offices abroad that provide clearing, settlement and custody in the international market. Article No. 8 establishes that the banks allowed to operate a foreign exchange market in the country could comply with the orders of payment in reais received abroad, through the use of resources in real kept in the deposit accounts for banks headquartered or located abroad. The National Monetary Council approved the Circular No. 3.430, on January 16, 2009, regulating international payment orders in reais.

Circular of the Central Bank No. 3.401 of August 15, 2008, altered the Regulation of the Exchange Market and International Capital. The changes aimed to reduce the transaction costs, simplify and remove the bureaucracy from the rules of the exchange market. The main alterations were: i) removal of the limit on positions bought in exchange by the non-bank financial institutions – the maximum limit of positions bought was of US$500 thousand (the non-bank financial institutions are still prevented from having positions sold in exchange); ii) removal of the restriction to use a credit card issued abroad for payment of services provided by individuals or legal entities outside the Brazilian territory; iii) elimination of the obligation to inform the Central Bank at least 30 days in advance of the early payment of commitments of a financial nature abroad registered in this exchange; iv) to increase from 720 to 750 days the maximum term for the liquidation of the interbank, arbitrage and term operations; and v) permission to use the simplified foreign exchange payment slip for all spot exchange operations.

The Public Saving Bank received authorization of CMN (through Resolution No. 3.661 of December 17, 2008) to operate in all the exchange services, including export and import financing (see Art. 1º). Prior to this change, the Public Savings Bank was operating with products such as international transfers and the purchase and sale of foreign currency.

Resolution 3.672 of December 17, 2008, established criteria and conditions for loans in foreign currency for Brazilian enterprises, (subsequently enacted as Law No. 11.882 of December 23, 2008). By Resolution 3.672, banks with liabilities in foreign currency are allowed to obtain resources from financial institutions that do not participate in 10% or more of the capital of other institutions.

Auctions of foreign exchange and swap operations to provide liquidity to the market are estimated by the Central Bank as totaling US$26 billion of liquidity injected in the banking system as of May 5, 2009.

THE FINANCIAL SYSTEM

General

On July 1, 1994, the real replaced the cruzeiro real as the lawful currency of Brazil, with each real exchangeable for 2,750 cruzeiros reais. The cruzeiro real had replaced the cruzeiro as the lawful currency of Brazil on August 1, 1993, with each cruzeiro real exchangeable for 1,000 cruzeiros. The cruzeiro had replaced the cruzado novo as the lawful currency of Brazil under the Collor Plan of March 15, 1990, with each cruzeiro exchangeable for one cruzado novo. The cruzado novo had replaced the cruzado as the lawful currency of Brazil under the Summer Plan of January 16, 1989, with each cruzado novo exchangeable for 1,000 cruzados. The cruzado had replaced the cruzeiro as the lawful currency of Brazil under the Cruzado Plan of February 28, 1986, with each cruzado exchangeable for 1,000 cruzeiros.

The Brazilian financial system is composed of several types of public and private sector financial institutions. On December 31, 2008, it included 140 multiple service banks, 18 commercial banks, 17 investment banks, and numerous savings and loan, brokerage, leasing and financial institutions. The average leverage level in 2008 for the Brazilian banking system as a whole was approximately 2.3 times shareholders’ equity, and Brazilian private sector financial institutions were generally well capitalized.

Public sector banking institutions play an important role in the banking industry. Public sector banks accounted for 48% of the banking system’s total demand deposits and 27% of total assets in December 2008. A significant portion of the activities of federal and State banks involves the lending of government funds to industry and agriculture. See “—Public Sector Financial Institutions”.

The critical importance of financial management skills under conditions of high inflation, and the availability of profits from financial intermediation activities, led to the proliferation of financial institutions during the 1980s and early 1990s. The subsequent reduction of Brazil’s inflation rate brought about by the Plano Real curtailed the profits Brazilian banks had previously earned from investing deposits at inflated interest rates and made it more difficult for certain financial institutions to survive. From the implementation of the Plano Real through December 31, 2008, 159 financial institutions were the subject of Central Bank intervention. In order to assist distressed banks and strengthen the financial system, the Federal Government instituted on November 3, 1995 the Program of Incentives for Restructuring and Strengthening of the National Financial System (Programa de Estímulo à Reestruturação e ao Fortalecimento do Sistema Financeiro Nacional, or “PROER”). Among other measures, PROER created special lines of credit for financial institutions and provided incentives for institutions to merge and reorganize by permitting the amortization of goodwill and the write-off of non-performing loans. Under PROER, institutions receiving support were required to pledge collateral to the Central Bank having a value of at least 120% of the amount of the disbursement received. The collateral pledged by institutions participating in PROER generally consisted of Federal Government debt instruments such as Par Bonds and obligations of the Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais, or “FCVS”). See “Public Debt—Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais). Debt instruments so pledged were valued at their full face amount. Equity securities could also be pledged; such securities were valued based on several criteria, including liquidity. Interest accrued on the disbursements at a rate of 2% over the rate of interest on the underlying collateral and is payable at the same time interest is payable on the underlying collateral.

From the introduction of PROER in November 1995 to December 31, 2001, the Central Bank made gross disbursements of approximately R$21.1 billion, primarily for the restructuring of Banco Nacional S.A., Banco Econômico S.A. and Banco Bamerindus S.A. The Federal Government has not provided any financing under PROER since September 1998 and has since terminated the PROER program. Through December 31, 2001, the institutions receiving support under PROER had made reimbursements of PROER reserves in the aggregate of approximately R$18.4 billion to the Central Bank. Pursuant to Ministry of Finance Portaria No. 237 dated June 27, 2001, the National Treasury issued R$9.0 billion aggregate principal amount of domestic debt securities (“NTNs”) to the Central Bank in payment of the outstanding PROER balance.

On February 28, 1997, the CMN adopted Resolution No. 2,365, establishing the Support Program for the Reduction of the State Public Sector in Banking Activity (Programa de Incentivo à Redução do Setor Público Estadual na Atividade Bancária, or “PROES”). PROES provides for three special lines of financial assistance. The first line releases resources backed by collateral consisting of securities or rights related to operations under the administration of the National Treasury or of agencies of the Federal Government. The second line allows State financial institutions to restructure their portfolio of assets and/or their respective liabilities. The third line involves the assumption by federal financial institutions of State financial institutions’ liabilities to the public. The first two lines were implemented by Central Bank Circular Nos. 2,743 and 2,744, both dated February 28, 1997, and the third line was implemented by Central Bank Circular No. 2,745 dated March 18, 1997, as amended by Circular 2,871 dated March 4, 1999.

As of December 31, 2008, 45 State financial institutions had sought PROES assistance, with a majority electing to be privatized or converted into development agencies; 16 financial institutions chose to obtain PROES assistance under the second line. In December 1998, an institution controlled by the State of Rio Grande do Sul commenced operations as the first such converted development agency.

In addition to establishing PROER and PROES, the Federal Government instituted a deposit insurance system on November 16, 1995 and issued Provisional Measure No. 1,514 in August 1996 establishing a program to restructure Brazil’s State banks. See “The Brazilian Economy—Relationship between the Federal and Local Governments” and “—Regulation by Central Bank”. The Federal Government also enacted Law No. 9,447 of March 14, 1997, relating to the liability of controlling shareholders, accounting firms and independent auditors for the intervention, extrajudicial liquidation or establishment of a provisional administrative regime for financial institutions. Under Law No. 9,447, controlling shareholders may be held jointly liable for wrongful acts involving the financial institutions they control, independent of claims based on negligence or fraud. Independent auditors can also be held liable for their fraudulent actions or omissions while rendering services to financial institutions, and the assets of such auditors may be subject to attachment if liability is found. On March 27, 2003, the CMN issued Resolution No. 3,069, which provides for the mandatory periodic replacement of independent auditors of financial institutions.

Institutional Framework

The basic framework for the Brazilian financial system was established in 1964 pursuant to Law No. 4,595 (the Banking Reform Law), which created the CMN, the senior body responsible for currency and credit policies. The CMN is currently composed of three members: the Minister of Finance, the Minister of Planning and Budget and the President of the Central Bank.

The Central Bank is administered by a board of directors, all of whom are appointed by the President of the Republic, subject to confirmation by the Senate. The main role of the Central Bank is to implement the currency and credit policies established by the CMN. The Governor of the Central Bank has ministerial status and as a result can only be tried by the Supremo Tribunal Federal.

On May 29, 2003, the Brazilian National Congress adopted Constitutional Amendment No. 40. The amendment, among other things, permits regulatory changes in the Brazilian financial system to be made through multiple legislative initiatives rather than a single comprehensive measure. The amendment makes possible the granting of operational autonomy to the Central Bank by means of the passage of complementary legislation adopted by an absolute majority of the members in each house of the National Congress.

The CVM is responsible for regulating the country’s stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to securities traded on such exchanges and promulgating accounting and reporting rules to ensure the availability to the public of information on securities and their issuers.

Monetary Policy and Money Supply

On July 1, 1999, Brazil formally adopted inflation targeting as its monetary policy framework. Decree No. 3,088 of June 21, 1999, provides, among other things, that: (i) inflation targets are to be established on the basis of variations of a widely known price index; (ii) the inflation targets, as well as the tolerance intervals, were to be set by the CMN based on proposals by the Finance Minister; (iii) inflation targets are to be set no later than June 30 of the second year prior to the year for which the target is being set; (iv) the Central Bank is responsible for implementing the policies necessary to achieve the targets; (v) the price index adopted for the purposes of the inflation targeting framework is to be chosen by the CMN based on a proposal by the Finance Minister; (vi) the targets will be considered to have been met whenever the observed accumulated inflation during each calendar year (measured on the basis of variations in the price index adopted for these purposes) falls within specified tolerance levels; (vii) if any target is not met, the Central Bank’s Governor must issue an open letter addressed to the Finance Minister explaining why the target was not met, the measures to be adopted to ensure that inflation returns to the tolerance levels and the period of time that will be needed for these measures to have an effect; and (viii) the Central Bank is to issue a quarterly inflation report that will provide information on the performance of the inflation targeting framework, the results of the monetary policy actions, and the perspectives regarding inflation.

On June 30, 1999, the CMN issued Resolution No. 2,615, which specified that the IPCA reported by the IBGE would be used for the purpose of gauging inflation targets and which set the inflation targets at 8% for 1999, 6% for 2000 and 4% for 2001. Resolution No. 2,615 also established tolerance levels at plus or minus 2 percentage points for each year. On June 28, 2000, the CMN issued Resolution No. 2,744, which set the inflation target (as measured by IPCA) at 3.5% and the tolerance levels at plus or minus 2 percentage points for 2002. The inflation targets for 2003 and 2004 were set at 4.0% and 3.75%, respectively, with the tolerance levels at plus or minus 2.5 percentage points. On June 25, 2003, the CMN issued Resolution No. 3,108, which revised the inflation targets (as measured by IPCA) for 2004 and 2005 to 5.5% and 4.5%, respectively, with a tolerance level of plus or minus 2.5 percentage points. On June 30, 2004, the CMN established an inflation target of 4.5% in 2006 through Resolution No. 3,210, with a tolerance level of plus or minus 2.0 percentage points. In September 2004, the Central Bank raised the inflation target for 2005 to 5.1% to account for the continuing effects of accelerated inflation in 2004. In June 23, 2005, the CMN established an inflation target of 4.5% in 2007 through Resolution No. 3,291, with a tolerance level of plus or minus 2.0 percentage points. In June 29, 2006, the CMN established an inflation target of 4.5% for 2008 through Resolution No. 3,378, with a tolerance level of plus or minus 2.0 percentage points. On June 26, 2007, the CMN established an inflation target of 4.5% for 2009 through Resolution No. 3,463, plus or minus 2.0 percentage points. On July 1, 2008, the same inflation target and 2.0 percentage margin were set for 2010 by Resolution 3.584. For 2010 and 2011, the inflation target has been established as 4.5%, with a tolerance level of plus or minus 2.0 percentage points.

The Central Bank uses monetary policy instruments, principally the Over/Selic rate (a market-determined overnight rate for operations with federal bonds which determines the interest rate on debt issued by the Central Bank and the Federal Government in a manner similar to the U.S. federal funds rate), in order to achieve the inflation targets. The performance of monetary policy under the inflation targeting framework is measured by IPCA, which rose 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 5.9% in 2008 and 2.2% in the first five months of 2009.

On March 3, 1999, the Central Bank eliminated the Central Bank Basic Rate and the Central Bank Assistance Rate, which had applied to discount window operations and had performed signaling functions for the markets as to the Central Bank’s policy intentions, and increased the Over/Selic rate target to 45% from 39%. The Central Bank subsequently reduced the Over/Selic rate target to 15.25% on January 17, 2001. However, citing an increase in core inflation, the uncertainties related to the effects of exchange rate depreciation and the accelerating pace of economic activity, the Central Bank subsequently raised the Over/Selic rate target to 19% on July 18, 2001. Due to improved economic conditions the Over/Selic rate target had subsequent reductions and was set at 18% on July 17, 2002. However, in the second half of 2002 and the first quarter of 2003, the depreciation in the value of the real, increases in administered prices (prices subject to government regulation, such as rates for telephone calls and prices for gasoline and other petroleum derivatives, and prices governed by contracts with vendors, such as fares charged for certain types of public transportation)

and rising oil prices in the world markets resulted in the rise of inflation in Brazil. The Central Bank responded in subsequent meetings by increasing the Over/Selic rate target which reached 26.5% on February 19, 2003.

Between February 19, 2003 and April 14, 2004, the Central Bank reduced its Over/Selic rate target from 26.5% to 16%. In an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target to 19.75% between September 15, 2004 and May 18, 2005. The Central Bank reduced its Over/Selic target to 11.25% between September 14, 2005 and September 5, 2007. On April 16, 2008, June 4, 2008, July 23, 2008 and September 10, 2008, the Central Bank increased its Over/Selic target to 11.75%, 12.25%, 13.00% and 13.75% respectively. Due to several reasons, for instance the contractionist influence of the current international financial crisis on the dynamism of the domestic economy, which has prevailed related to the inflationary pressures, and to the slowdown of the rhythm of the demand expansion since the third quarter of 2008, which is in part a reaction to the substantial and generalized slowdown of the activity in advanced and emerging economies, and considering the credit crunch, the Central Bank of Brazil started a monetary policy easing that began on January 21, 2009 when the Over/Selic rate target was reduced to 12.75%, then to 11.25% on March 11, 2009 followed by another reduction on April 29, 2009 to 10.25% and the last reduction which occurred on June 11 to 9.25%.

The Central Bank periodically intervenes in the overnight funds market to maintain liquidity in that market and to keep the Over/Selic rate close to its target rate.

As the real depreciated against the U.S. dollar during the second half of 2008, the Central Bank intervened in the foreign exchange markets to provide liquidity to those markets. The intervention took three forms: (i) direct intervention in the spot market; (ii) the provision of short-term U.S. dollar credit lines to banks, which had no accounting impact on Brazil’s international reserves; and (iii) the provision of credit lines to exporters in order to compensate for a reduction of credit lines provided by foreign banks.

On February 9, 2005, President da Silva sanctioned a bankruptcy law that had been under consideration by the Congress for ten years, as well as changes to the tax code. The new bankruptcy law, Law No. 11,101, among other things, (i) places a cap equal to 150 times the minimum monthly salary on claims in bankruptcy proceedings by employees for such items as unpaid wages, unused vacation time and the 40% penalty for unjust dismissals; (ii) gives secured credits (such as those held by banks) priority over tax claims in bankruptcy proceedings; and (iii) ends a “succession” doctrine that makes a purchaser of assets from a bankrupt company or from a company under judicial reorganization responsible for certain of the insolvent company’s tax and social security obligations as a consequence of the acquisition, and, in the case of a company under bankruptcy proceedings, the debtor’s labor claims. The Federal Government expects the measure to reduce interest rates charged by financial institutions for domestic loans.

Since 1999, the Central Bank has been attempting to reduce interest rates charged by financial institutions for domestic loans. Such interest rates had declined from 1999 to the beginning of 2001 but then began an upward trend again as a result of concerns about Argentina, energy rationing in Brazil and the slowing U.S. and global economies. The average preset interest rate in Brazil for domestic loans reached 65.8% in October 2001, a spread of 42.7p.p. over the Over/Selic rate. Rates dropped to 59.1% in April 2002 (a spread of 40.6p.p. over the Over/Selic rate) before rising again to 70.1% (a spread of 42.5 p.p. over the Over/Selic rate) by December 2002, and then declining to 57.3% (a spread of 41.5 p.p. over the Over/Selic rate) in December 2003 and 53.1% (a spread of 35.6 p.p. over the Over/Selic rate) in December 2004. Rates rose again to 56.4% (a spread of 37.4 p.p. over the Over/Selic rate) in May 2005, before dropping to 53.3% (a spread of 36.6 p.p. over the Over/Selic rate) in December 2005. Rates decreased to 47.3% (a spread of 34.8 p.p. over the Over/Selic rate) in December 2006, to 40.2% in December 2007 (a spread of 28.4 p.p. over the Over/Selic rate), but raised again to 52.9% in December 2008 (a spread of 40.0 p.p. over the Over/Selic rate). In May 2009, rates were at 45.6% (a spread of 35.9 p.p. over the Over/Selic rate).

The Federal Government has also implemented several measures to reduce spreads on domestic bank loans and to increase the demand for credit. Such measures can be broadly grouped into three categories: (i) measures to strengthen guarantees and the enforcement of contracts; (ii) measures to increase competition among lenders; and (iii) measures to ease the tax burden and the effects of banking regulations. Specific measures include the approval of amendments to the bankruptcy law and civil code, the dissemination of detailed information on market interest rates on the Central Bank’s website; the reduction of the IOF rate for loans and other advances of credit to individuals, and modifications to the rules relating to the classification of loans and related provisions.

On September 5, 2006, the Federal Government implemented the following set of measures (aimed at the reduction of banking spreads) to increase competition among banks in respect of individual accounts: (i) creation of the salary account, which will allow an individual to transfer salary proceeds between banks without paying tariffs and taxes (IOF, CPMF), (ii) credit portability: the possibility to transfer open bank loans to another financial institution that offers lower interest rates, without paying IOF and CPMF; (iii) register portability: financial institutions, if authorized, will supply directly to third parties information regarding the registration of and historical information about the customer’s relationship; (iv) positive register (Cadastro Positivo): a list available to financial institutions of debtors that have honored their payments in the past and that, in theory, offer a lower credit risk and are eligible for lower interest rates on loans; (v) the Central Bank will progressively register credit operations of lower value (from R$5,000 to R$1,000 at the end of 2007) to provide financial institutions with a greater amount of credit information, thus reducing the costs of risk evaluation; and iv) CMN reduced from 0.025% to 0.0125%, the rate of the deposit insurance system (Fundo Garantidor de Crédito, or “FGC”) a measure with a direct impact on bank credit costs. The implementation of the positive register depends upon the approval of Project of Law No. 5,870, which is under evaluation by the Chamber of Deputies as of June ,2009.

Time Deposits. Beginning in September 1996, there was a gradual reduction in the percentage of reserves required to be invested in government securities, and the cash component of the reserve requirement increased in the same proportion. The requirement to hold government securities was eliminated in February 1997, and the cash reserve requirement was reduced to zero on October 22, 1999. However, Central Bank Circular No. 3,062 of September 21, 2001 reinstated reserve requirements for time deposits and other liabilities of financial institutions. Since March 1, 2002, Circular No. 3,091 (which has replaced Circular No. 3,062) has required each financial institution to maintain on deposit with the Central Bank federal bonds having an aggregate principal amount equal to at least 10% of the average daily balance in excess of R$30 million for the preceding week of that institution’s time deposits, exchange rate acceptance funds, debenture-backed securities, securities that it has issued and debt assumption agreements linked to operations outside Brazil. Through the issue of Circular No. 3,127 dated June 14, 2002, the above mentioned 10% rate was raised to 15%. On December 19, 2008, Circular No. 3,427 stated that for reserve requirements calculated above, the financial institution will only collect the amount exceeding R$2.0 billion – 40% in federal public bonds and 60% in cash.

Formerly, the Brazilian monetary authorities relied on short-term National Treasury Bonds (Bônus do Tesouro Nacional) as the principal instrument for indexation. As that instrument was phased out, the Referencial Rate (Taxa Referêncial de Juros, or “TR”) was created for purposes of indicating the prevailing interest rate. The TR is calculated by the authorities periodically, based on the average daily rate for bank certificates of deposit. Based on current rates rather than historical rates, the TR was intended to reduce the influence of past inflation and more accurately reflect future inflation than predecessor indices. In January 1994 and October 1997, the Federal Government revised the methodology for the calculation of the TR in order to increase the incentive to deposit money in savings accounts. The TR is currently derived from the Basic Financial Rate (Taxa Básica Financeira, or “TBF”), which is calculated by the Central Bank from the weighted average of the rates offered by financial institutions on their certificates of deposit. The TBF so calculated is adjusted by a reduction factor in determining the TR. The reduction factor may occasionally be modified as a consequence of the changes in the real interest rate and the tax rate on the gross earnings of the certificates of deposit.

Reserve Requirements. All depositary institutions, commercial banks, multiple service banks, investment banks, development banks, savings and loans and financial institutions are required to satisfy reserve requirements set by the Central Bank. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, time deposits, debt assumption transactions, automatic reinvestment deposits, funding transactions, repurchase agreements and export notes. Circular No. 3,274 dated February 10, 2005, superseded Circular No. 3,199 and, among other things, consolidated the rules for reserve requirements on demand deposits. As a result of Circular No. 3,274 and No. 3,413 dated October 14, 2008, banks are generally required to deposit 42% of the average daily balance of demand deposits in excess of R$44 million in a non-interest-bearing account at the Central Bank. In addition, banks are required to deposit in an interest-bearing account at the Central Bank, on a weekly basis, an amount in cash equal to 20% of the average daily balance of savings accounts, calculated on a weekly basis. Finally, financial institutions are required to maintain on deposit with the Central Bank federal bonds having an aggregate principal amount at least equal to 15% of the average daily balance during the preceding week of that institution’s time deposits, exchange rate acceptance funds, debenture-backed securities, securities that it has issued and debt assumption agreements linked to operations outside Brazil.

In the second semester of 2008, the Central Bank enacted certain measures to reduce the reserve requirement in order to increase liquidity in the domestic market. These measures started on October 10, 2008 with Circular No. 3.409 which, on an exceptional basis, allowed the exemption of the reserve requirements of financial institutions that made a rediscount formal request. On October 14, 2008, Circular No. 3413 reduced the reserve requirement bracket from 45% to 42% of cash deposits. Then Circular No. 3.416 of October 24, 2008 reduced the reserve requirement of cash deposits related to the FGC. On December 19, 2008, the Central Bank enacted Circular No. 3.427 which consolidated the former Circulars concerning reserve requirements and added new deductions such as measures changing the percentages of cash deposits and bond deposits percentages to 40% and 60% respectively.

The following table sets forth selected information regarding percentage changes in the monetary base and money supply for the periods indicated.

Table No. 24

Percentage Increases in Monetary Base and Money Supply

	Year Ended December 31,
	2004	2005	2006	2007	2008
Monetary Base(1)	21.2	14.1	19.6	21.1	0,6
M1(2)	16.7	13.2	20.4	32.7	(3,0)
M2(3)	19.5	18.0	13.6	18.1	36,8

(1)	Monetary base represents Central Bank liabilities, including currency and deposits held by commercial banks.
(2)	M1 is currency plus demand deposits.
(3)	M2 is M1 plus savings accounts and private securities, bank certificates of deposit (Certificados de Depósitos Bancários), mortgage bills (letras hipotecárias), real estate bills (letras imobiliárias), bills of exchange (letras de câmbio), and foreign exchange and acceptances (recursos e aceites cambiais).

Source: Central Bank

Limitation of Public Sector Debt

Since May 1990, the CMN has taken various measures to limit expansion of credit in the public sector. In July 1993, the CMN mandated the creation by the Central Bank of a Public Sector Operations Registration System designed to improve credit controls. The CMN has also limited the ability of public sector financial entities to issue additional public indebtedness.

On June 29, 1998, the CMN of Brazil issued Resolution No. 2,515, which establishes certain conditions that must be observed with respect to the external credit operations of States, the Federal District, municipalities, and their respective agencies, foundations and companies. Resolution No. 2,515 requires, among other things, that (i) the proceeds of such external credit operations be used to refinance outstanding domestic financial obligations of the issuer, with preference given to those domestic obligations having a higher cost or shorter term than the external debt and, pending such application, remain on deposit in an escrow account in a form specified by the Central Bank; (ii) the total amount of the contractual obligation be subject to monthly deposits in an escrow account in a form specified by the Central Bank, with each monthly deposit to be equal to the total debt service obligation (including principal and interest), divided by the number of months that the obligation is to be outstanding; (iii) the foreign creditor (or underwriter, in case of securities issue) be a financial institution that traditionally maintains a relationship with Brazil or that has a risk rating equal or higher than “BBB”, according to the international rating agencies; and (iv) the contracts relating to such operations contain a clause expressly providing that the borrower’s obligations are not guaranteed by the Federal Government and that the creditors acknowledge that they will not be entitled to receive any funds from the Federal Government for such operations.

The Fiscal Responsibility Law severely restricts personnel expenditures and extensions of credit at all levels of government in Brazil and provides for ceilings for public sector debt. See “Public Finance—Fiscal Responsibility Law and Fiscal Crime Law”.

Public Sector Financial Institutions

Brazil’s principal public sector financial institutions are Banco do Brasil, BNDES and CEF, all federal institutions, together with a number of state institutions.

Banco do Brasil. Banco do Brasil, the main lender to the rural sector, is one of Brazil’s largest multiple service banks. It is organized as a mixed-capital company, with the Federal Government holding a majority of its voting shares, and is subject to legislation applicable to private sector entities, including all labor and tax legislation. Banco do Brasil functions as a private multiple service bank, although it does engage in some lending programs which implement certain policies established by the CMN. In March 1996, Banco do Brasil announced a significant restructuring of the bank following a 1995 loss in excess of R$4 billion and a 1996 first half loss of R$7.8 billion. On March 20, 1996, the Federal Government enacted Provisional Measure No. 1,367, authorizing the National Treasury to increase the capital of Banco do Brasil by up to R$8 billion. This amount was funded by issuance of National Treasury Notes (R$6.5 billion) and by investments made in Banco do Brasil by PREVI (R$1 billion) and BNDESpar (R$500 million). On December 31, 2008, Banco do Brasil had assets of approximately R$507.3 billion and a net worth of approximately R$29.9 billion.

BNDES. BNDES, the Federal Government-controlled development bank, is primarily engaged in the provision of medium- and long-term financing to the Brazilian private sector, particularly to industry, either directly or indirectly through other public and private sector financial institutions. BNDES was also responsible for administering the Federal Government’s privatization program. On December 31, 2008, BNDES had assets of approximately R$272.1 billion and a net worth of approximately R$25.3 billion.

CEF. CEF, a savings bank controlled by the Federal Government, is the principal agent of the Housing Finance System. CEF is involved principally in deposit-taking and the provision of financing for housing and related infrastructure. Its assets on December 31, 2008 were approximately R$295.9 billion, and its net worth stood at approximately R$12.7 billion.

Between June 2001 and December 2001, the Federal Government capitalized four federal banks (Banco do Brasil, Banco da Amazônia, Banco do Nordeste do Brasil and CEF), principally through the acquisition of certain impaired assets in exchange for public debt securities. The capitalization transactions increased Brazil’s net public sector debt by R$12.6 billion.

Others. Other federal financial institutions include Banco da Amazônia and Banco do Nordeste do Brasil; Banco Meridional was purchased on December 4, 1997 by Bozano Simonsen for R$265.7 million. Several State banks, including BANESPA and BANERJ, were put under the administrative control of the Central Bank in December 1994. Banco Itaú S.A. purchased two State banks—BANERJ on June 26, 1997 for R$331.0 million and BEMGE on September 14, 1998 for R$583.0 million—and control of BANESPA passed to the Federal Government on December 31, 1997 in connection with the restructuring of the State of São Paulo’s R$16.8 billion debt to BANESPA. The Federal Government subsequently sold 60% of the outstanding common (voting) shares and 30% of the outstanding preferred (nonvoting) shares of BANESPA to Banco Santander Central Hispano of Spain for R$7.05 billion on November 20, 2000. In addition, BANDEPE was sold to Banco ABN AMRO on November 17, 1998 for R$182.9 million, and Banco Baneb, a bank controlled by the State of Bahia, was sold in June 1999 to Banco Bradesco S.A. for R$260.0 million. On October 17, 2000, the State of Paraná also sold a controlling interest in Banestado to Banco Itaú S.A. for R$1.625 billion. In January 2002, BEA was sold to Banco Bradesco S.A. for R$182.9 million. In February 2004, the Central Bank sold the shares of BEM, a former State bank, to Banco Brasdesco S.A. for R$78 million. In December 2005, BEC was sold to Banco Bradesco S.A. for R$700 million. Banco do Estado de Santa Catarina (“BESC”) and Banco do Estado do Paiuí (“BEP”) were withdrawn from the privatization program through Decree No. 6,380, dated February 20, 2008, and Decree No. 6,502, dated July 3, 2008, respectively, and were acquired by Banco do Brasil on October 1 and November 3, 2008, respectively. Banco do Brasil also bought Nossa Caixa on November 20, 2008. See “—General” and “The Brazilian Economy—Relationship between the Federal and Local Governments”.

State-owned or -controlled banks were sometimes used by State governments to finance the economic and political activities of State governments; such practices resulted in the making of loans that might not otherwise have been made on strictly commercial criteria. Some Brazilian State-owned or State-controlled banks have at times required the direct or indirect financial assistance of the Central Bank. See “—General”. With the introduction of a number of reforms by the Central Bank in 1993, in particular regulations involving State-owned or State-controlled bank lending practices, those institutions were restricted from granting credits to their controlling entities.

In August 1996, the Federal Government issued Provisional Measure No. 1,514 dated August 7, 1996 (subsequently superseded by Provisional Measure Nos. 1,556–6, 1,590–15, 1,654-24, 1,702-27, 1,702-30, 1,773-32 and 1,900-91) which established a program to facilitate the restructuring of Brazil’s State banks. This provisional measure, among other things, permitted the Republic, in its sole discretion, to (i) acquire control of a financial institution, exclusively for its privatization or dissolution, (ii) finance the closure of the financial institution or its transformation into a non-financial institution or development agency or (iii) finance the initial arrangements necessary for the privatization of the financial institution or to guarantee any credit by the Central Bank for the same end, in accordance with rules to be promulgated by the CMN. See “The Brazilian Economy—Relationship between the Federal and Local Governments”.

In conjunction with efforts of the Federal Government to assist the States under the Support Program for the Restructuring and Fiscal Adjustment of States and the assistance provided by the Federal Government to the States in refinancing certain State debt, several State banks have come under the supervision of the Central Bank under nonjudicial liquidation by the Central Bank (like Banco do Estado do Amapá S.A. and Banco de Desenvolvimento Rio Grande do Norte S.A.) and judicial liquidation (like Banco do Estado de Rondônia S.A., Banco do Estado do Alagoas S.A. and Banco de Desenvolvimento de Mato Grosso S.A.).

Private Sector Financial Institutions

Effective September 21, 1988, Brazil permitted the establishment of multiple service banks. Multiple service banks are licensed to provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services, including fund management and real estate finance. As of December 31, 2008, there were 130 private multiple service banks operating in Brazil.

Private sector financial institutions include commercial banks, investment banks, multiple service banks and other financial institutions. Brazil’s 16 private sector commercial banks and 130 private multiple service banks with commercial portfolios are engaged in wholesale and retail banking. They are particularly active in taking demand deposits and lending for short-term working capital purposes. Brazil’s 17 investment banks are engaged primarily in collecting time deposits, specialized lending and underwriting securities. As of December 31, 2008, the consolidated net worth of the private sector banking institutions in Brazil was R$378 billion.

Regulation by Central Bank

The Central Bank is authorized to implement the currency and credit policies prescribed by the CMN and to supervise all financial institutions. Any amendment to a financial institution’s by-laws, increase in its capital or establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank, which is also responsible for determining the minimum capital requirements for financial institutions. The Central Bank is responsible for ensuring that the accounting and statistical requirements established by the CMN are observed. Financial institutions must submit semiannual financial statements reviewed by each institution’s independent auditors and a formal audit opinion, as well as monthly unaudited financial statements prepared in accordance with the standard accounting rules promulgated by the Central Bank. As part of the Central Bank’s supervision of their activities, financial institutions are required to make full disclosure of credit transactions, foreign exchange transactions, the use of proceeds raised from export and import transactions, and any other related economic activity. Such data is usually supplied to the Central Bank on a daily basis through computer systems, reports and statements. The Central Bank also supervises the operations of consumer credit companies, securities dealers, stock brokerage companies, leasing companies, savings and loan associations and real-estate credit companies. See “—General” and “The Brazilian Economy—Relationship between the Federal and Local Governments”.

Central Bank regulations impose capital adequacy, liquidity, savings deposit insurance, and loan loss reserve requirements on regulated financial institutions.

Capital Adequacy, Liquidity and Concentration Limits. Since January 1, 1995, Brazilian financial institutions have been required to comply with the Basle Accord on risk-based capital adequacy, modified as described below by Resolution No. 2,099, dated August 17, 1994.

In general, the Basle Accord requires banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 11% for risk-weighted assets and 20% for swap transactions. Tier 1, or core, capital includes equity capital (i.e., common shares and non-cumulative permanent preferred shares), share premium, retained earnings and certain disclosed reserves less goodwill. Tier 2, or supplementary, capital includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and mandatory convertible debt instruments). Tier 2 capital is limited to the total of a bank’s Tier 1 capital. There are also limitations on the maximum amount of certain Tier 2 capital items. To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets, liabilities and off-balance sheet exposure. The risk-based capital adequacy guidelines also establish credit conversion formulae for determining the credit risk of off-balance sheet items, such as financial guarantees, letters of credit and foreign currency and interest rate contracts.

Under Brazilian modifications to the Basle requirements (a) only Tier 1 capital (as modified with respect to revaluation reserves) may be counted towards the 11% minimum capital requirement, and (b) the risk weights assigned to certain assets and credit conversion amounts differ to a minor extent.

Circular No. 3,086 dated February 15, 2002 applies to investment funds and regulates the accounting for securities held in a fund’s portfolio. It also requires that the securities be classified as securities for trading or securities to be held to maturity. Securities for trading are required to be marked to market daily. To qualify as securities to be held to maturity, (a) the fund must have the financial capacity to hold such securities until maturity and (b) the fund must have a single investor (which, if that investor is another fund, must be a fund that itself has a single investor) that has the financial capacity to hold such securities to maturity. Circular No. 3,096, dated March, 6, 2002 requires that funds in which the single investor is an institution under Central Bank supervision or a pension fund, must comply with Circular No. 3,068, Circular No. 3,082 and Resolution No. 4 dated January 30, 2002, issued by Pension Management Council (Conselho de Gestão da Previdência Complementar). Normative Instruction No. 365 dated May 29, 2002, issued by the CVM, imposes additional requirements: (a) fund holders must have the intent to keep the investment volume compatible with the maintenance of such assets in the fund’s portfolio until maturity; (b) the fund must be held by a single investor, investors belonging to the same conglomerate or financial group, or qualified investors (as defined by CVM rules concerning securities portfolio investment funds); and (c) all fund holders must be in favor of the fund’s qualification for classification as securities to be held to maturity. Normative Instruction No. 375 dated August 14, 2002 provides that securities held by funds which do not qualify under the requirements of Normative Instruction No. 365 may nonetheless qualify as securities to be held to maturity as long as the fund has the requisite financial capacity and satisfies the following conditions: securities held by the fund have (a) a maturity limited to 365 days and (b) a fixed rate of return determined at maturity and based on the Over/Selic rate or the interbank deposit rate.

In June 2004, the central bank governors and heads of bank supervisory authorities in the Group of Ten (G-10) countries endorsed a new capital adequacy framework known as Basle II. Basle II builds on the structure of the 1988 Basle requirements by aligning the minimum capital requirements more closely to the bank’s actual risk of economic loss. Basle II, among other things, requires higher levels of capital for borrowers that are thought to present higher levels of risk and establishes a new capital charge for exposures to risk of losses caused by operational failures or external events, such as natural disasters. The Central Bank, through Communication No. 12,746 of December 9, 2004, establishes guidelines for the implementation of the Basle II requirements. Communication No. 12,746 states, among other things, that the Central Bank will not rely on ratings published by external rating agencies and will seek instead to refine existing standards for measuring capital adequacy. Communication No. 16,137 dated September 27, 2007, establishes a timetable for the implementation of Basle II through 2012.

According to Resolution No. 3.490 of August 29, 2007, financial institutions and other institutions authorized to operate by the Central Bank must maintain, permanently, an amount of Reference Net Worth (Patrimônio de Referencia, or “PR”) compatible with the risks of their activities. The value of PR must be above the Required Reference Net Worth (“PRE”). The calculation of the PRE should include the exposure of branches abroad. Financial institutions should also maintain sufficient PR to deal with the interest rate risk of operations not included in the trading book. Circular No. 3.389 of June 25, 2008, established new procedures for calculating the quota of the Required Reference Net Worth regarding the risk of exposures to gold, foreign currency, and in assets and liabilities that are subject to exchange rate changes.

Resolution No 3658 of December 17, 2008, modified and consolidated the legislation relating to the provision of information on credit operations to the Central Bank. The procedure that came into force on March 1, 2009, extended the data set and the required institutions that have to provide the information to the Central Bank for inclusion in the Credit Information System (SCR). The inclusion of explanatory notes with qualitative and quantitative information on all financial instruments, as well as a table prepared with a demonstration of sensitivity analysis for each type of market risk became mandatory in the balance sheet of the publicly-traded companies, with Instruction No. 475 of the CVM, published on December 17, 2008. The sensitivity analysis should show three possible stress scenarios: one where the selected risk variable is considered likely; another projecting a variation of at least 25% and another of at least 50%.

The Central Bank originally prohibited Brazilian multiple-service banks from holding, on a consolidated basis, permanent assets in excess of 90% of their adjusted stockholders’ equity. The 90% threshold was reduced to 80% effective June 30, 1998, 70% as of June 30, 2000, 60% as of June 30, 2002 and 50% as of December 31, 2002 in accordance with Resolution No. 2,669 of November 25, 1999. Permanent assets include investments in subsidiaries as well as premises, equipment and intangible assets.

Financial institutions are also prohibited under Resolution No. 2,844 dated June 29, 2001 from extending credit to a single borrower that, in the aggregate, exceeds 25% of that institution’s shareholder’s equity. Extensions of credit include, among other things, loans, advances, leasing operations and guarantees. Resolution No. 2,844 also limits the aggregate amount of “concentrated exposure”, defined as extensions of credit to any customer that, in the aggregate, represent 10% or more of an institution’s shareholder’s equity; under Resolution No. 2,844, an institution’s aggregate concentrated exposure is not permitted to exceed 600% of its shareholder’s equity.

CMN Resolution No. 2,836 dated May 30, 2001 provides for the assignment of loans and certain other extensions of credit, with or without recourse, except for assignments by entities that are not part of the National Financial System, for which assignments with recourse are not permitted. Resolution No. 2,836 eliminated the need to obtain specific authorization from the Central Bank for transfers to nonfinancial institutions, except for transfers to related entities that are part of the same financial group.

CMN Resolution No. 3,198 dated May 27, 2004, required each financial institution to establish an audit committee if one of the following conditions occurs at the end of the last two accounting periods: (i) net equity is higher than or equal to R$1 billion, (ii) third party fund administration is higher than or equal to R$1 billion, or (iii) the sum total of deposits and third party fund administration is higher than or equal to R$5 billion. The audit committee must be fully operating by March 31 in the subsequent accounting period of the periods above mentioned. Each such committee must be composed of at least three members having terms no longer than five years in the case of publicly held corporations and having no fixed term in the case of closely held corporations. Among the duties of these committees are the recommendation of external auditors, evaluation of the effectiveness of the external and internal audits and verification of compliance with the auditors´ recommendations by the management.

Derivatives and Investment Securities. The Central Bank has issued two regulations—Circular No. 3,082 dated January 30, 2002 and Circular No. 3,068 dated November 8, 2001—to enhance the transparency of financial reporting by financial institutions. Circular No. 3,082 sets forth hedge accounting rules applicable to financial institutions. It requires, among other things, that all derivatives (including hedging transactions) be marked to market at least monthly. In addition, derivative transactions that are used for hedging purposes are required to be classified according to the risk that is being hedged—market risk or cash flow—and must be with an unrelated third-party and not another company that is part of the consolidated group. Disclosure of, among other things, the strategy behind these derivative transactions and gains and losses arising from such transactions during the reporting period are also required in the notes to the financial statements. Circular No. 3,068 requires that securities held by financial institutions be classified as securities for sale, securities for trading or securities to be held to maturity. Securities for sale or trading are required to be marked to market. The classification also determines the accounting treatment for such securities, including the recognition of any gain or loss for revenue recognition purposes.

On February 8, 2002, the Central Bank issued Communication No. 9,253, which authorizes financial institutions to enter into swap operations, forward contracts and non-standardized options linked to federal public securities. The Communication complements Resolution No. 2,873 dated July 26, 2001 of the CMN, which specified the types of derivative transactions that financial institutions were authorized to do and the types of assets to which derivative instruments could be linked. Resolution No. 3,505 dated October 26, 2007 of the CMN, which cancelled some articles of Resolution No. 2,873, authorizes financial institutions to enter into all kinds of options in the over-the-counter market (not only non-standardized options) as long as the derivative is registered in the over-the-counter market or in a system organized by authorized institutions.

Deposit Insurance. On November 16, 1995, the Federal Government implemented a deposit insurance system in Brazil, by creating the FGC to protect certain creditors in cases of (1) intervention, nonjudicial liquidation or bankruptcy of an institution or (2) the Central Bank’s recognition of a state of insolvency at an institution that, according to current law, is not subject to one of the mechanisms listed in (1) above. Such insurance became effective in February 1996.

The participants in the FGC are all financial institutions and savings and loan associations, with the exception of credit cooperatives and the credit sections of cooperatives. The participating institutions make a monthly contribution of 0.0125% of the total reported value of covered liabilities.

The following liabilities are covered by the guaranty provided by the FGC: demand deposits or those that may be withdrawn through prior notification; savings deposits; time deposits, in both book entry and certificated form; bills of exchange; real estate bonds; and mortgage bonds.

The following liabilities are not covered by the guarantee: liabilities in the name of other institutions that are members of the National Financial System; deposits, loans or any other resources contracted or raised abroad; and credits in the name of certain persons affiliated with an institution, generally managers and other members of the consolidated group of which such institution is a member.

The FGC is a nonprofit, civil association governed by private law, its bylaws and applicable legal and regulatory provisions. The FGC is headquartered in, and subject to the jurisdiction of, the municipality of São Paulo and its duration is unlimited.

The FGC guarantee covers up to R$60,000 per person of covered claims against a single institution or against all the institutions of a single financial conglomerate. As of December 31, 2008, the net equity value of the FGC was R$18.5 billion.

The National Monetary Council (CMN) approved Resolution No 3.656 of December 17, 2008, establishing a limit of 50% of shareholders equity of the FGC for the acquisition of credit rights of financial institutions and of leasing companies and for time deposits investments in leasing securities and bills of exchange of associates acceptance collateral on credit rights. The previous limit applies only to the acquisition of credit rights, established at 20% of the shareholders’ equity. The alteration allows the use of FGC for the expansion of the credit portfolios of small and medium-sized banks—those most affected by the current international financial crisis.

On March 26, 2009, Resolution No. 3.692 of the CMN authorized the FGC to provide additional guarantees for investments in CBD’s (time deposits issued by banks) up to the maximum value of $20 million per account. The investments will be known as “time deposits with special security of FGC” and should have a minimum period of 6 months and a maximum period of 60 months. Each institution may receive up to $5 billion. The contribution for such guarantee will be 0.0833% monthly on the balance of deposits received under the new system, equivalent to 1% a year.

Loan Loss Reserves. Resolution No. 2,682 dated December 21, 1999 and Resolution No. 2,697 dated February 24, 2000 of the CMN of Brazil introduced a nine-category classification system in March 2000 under which loans and other extensions of credit are assigned ratings ranging from AA to H according to perceived credit risk of the borrower or guarantor and the nature of credit. The ratings are assigned initially when the extension of credit is made and thereafter are reevaluated on a monthly basis; a rating assigned to any credit is subject to change if there are amounts payable in respect of that credit that are in arrears. Loan-loss provisions vary according to the rating assigned to a particular credit and range from 0% (in the case of any credit that is not in arrears) to 100% (in the case of any credit that is more than 180 days in arrears). Banks began using the classification system for all loans over R$50,000 in March 2000 and for all loans in June 2000. As of December 2008, 91.7% of the outstanding loans and other extensions of credit of financial institutions operating in Brazil were classified AA to C (less than 60 days in arrears).

Foreign Currency Loans. Financial institutions in Brazil are permitted to borrow foreign currency-denominated funds in the international markets (either through direct loans or through the issuance of debt securities). Pursuant to CMN Resolution No. 2,683 dated December 29, 1999, financial institutions have been authorized since January 3, 2000 to borrow foreign currency-denominated funds in the international markets for the purpose of investment in the domestic market, without regard to minimum periods of amortization and retention of the funds in Brazil. Fiscal procedures replaced the various rules that had limited the short-term capital flow because of the IOF. Resolution No. 2.770 dated August 30, 2000, consolidated the rules of foreign currency loans between Brazilian or foreign residents.

Payment Settlement System. In April 2002, the Central Bank instituted changes to the settlement system for payments that were intended to minimize the systemic and credit risks that had been borne largely by the Central Bank. Prior to these changes, the Central Bank had accurate information on the balances held by financial institutions in their reserve accounts only at the end of each day. This permitted overdrafts to be created in the system without the provision of adequate collateral or other guarantees and left the settlement system vulnerable to failures by individual institutions. Because of concerns about the risks to the payment system, the Central Bank did not unwind the transactions that had created the overdrafts but instead intervened to prevent settlement failures from adversely affecting the payment system. The Central Bank therefore stood as the ultimate guarantor of each payment in the system. Under the revised payment system, payment orders in the Reserves Transfer System cannot be processed unless there is a sufficient balance in the paying institution’s reserve account. If the reserve balance is insufficient for the payment order to be processed, the order is queued until the reserve balance is sufficient to make the payment or is rejected. To avoid payment interruptions, the Central Bank introduced an intra-day credit line backed by Brazilian Treasury securities. There is no financial cost for this line, as long as repayment is made the same day; payments not so made are treated as overnight loans for which a penalty rate is charged to the institution with the overdraft. This real-time gross settlement system is intended to prevent intra-day overdrafts from being created in the payment system.

Independent Accountants. Financial institutions are required to replace their independent accountants no later than every fourth fiscal year. A former independent accountant of a financial institution can be re-hired only after three complete fiscal years have elapsed from its prior engagement by such financial institution. Independent accountants are required to prepare the following reports: (i) a report on the examined audited financial statements with respect to compliance with accounting principles as well as the relevant rules issued by the CMN and the Central Bank; (ii) a report evaluating the quality and adequacy of internal control procedures, including risk assessment criteria and data processing systems; and (iii) a report on the compliance with applicable operational laws and regulations.

Each independent accountant is required to communicate immediately to the Central Bank any event that may materially adversely affect the relevant financial institution’s status. Financial institutions are required to appoint an executive officer to a supervisory role in the area of accounting in order to ensure compliance with auditing and accounting rules and the rendering of accurate information.

Pursuant to CMN Resolution No. 3,198, dated May 27, 2004, as modified by CMN Resolution No. 3,271, dated March 24, 2005, independent auditors of financial institutions will be required to be qualified by the Federal Accounting Council (Conselho Federal de Contabilidade) and the Institute of the Independent Auditors of Brazil (Instituto dos Auditores Independentes do Brasil).

Foreign Banks and Insurance Companies. Under current law, foreign banks duly authorized to operate in Brazil through a branch or a subsidiary are subject to the same rules, regulations and requirements applied to any other Brazilian financial institution. On December 31, 2008, there were 63 foreign-controlled or foreign-affiliated banks and 5 banks in which there was significant foreign participation operating in Brazil. Under the Constitution, Congress has the authority to regulate the establishment of new foreign financial institutions in Brazil. However, since the issuance of Ministry of Finance Consideration No. 311 in August 1995, the President has permitted foreign ownerships of banks in Brazil by decree, based on national interest.

In January 1997, the CMN initiated several measures aimed at liberalizing foreign investment in the financial sector and permitting foreign stock ownership and control of banks in Brazil. In 1998, foreign banks acquired control of 42 financial institutions in Brazil, including 15 banks. Between December 1996 and December 2008, foreign bank participation in the Brazilian financial system’s total assets increased to 17.6% from 9.8%, and foreign bank participation in the Brazilian financial system’s net worth increased to 18.0% from 10.3%.

Securities Markets

The CVM implements the policies of the CMN relating to the organization and operation of the securities industry. The CVM is responsible for regulating the country’s stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to any securities traded on the stock exchanges and promulgating accounting and reporting rules to ensure the availability to the public of information on the securities being traded and the companies issuing them. The Central Bank has licensing authority over brokerage firms and dealers and controls foreign investment and foreign exchange transactions.

Brazil had nine stock exchanges—São Paulo, Rio de Janeiro, Minas-Espírito Santo-Brasilia, Extreme South, Santos, Bahia-Sergipe-Alagoas, Pernambuco and Paraíba, Paraná and Regional Stock. In 2000, an agreement was signed to integrate the stock exchanges. Subsequently, five of those stock exchanges were shut down by its members. Currently there are three stock exchanges besides the Bovespa: the Stock Exchange of Rio de Janeiro (“BVRJ”) which became an integral subsidiary of Bolsa de Mercadorias & Futuros-BM&F S.A. (“BM&F”), the Stock Exchange of Minas Gerais, Espírito Santo and Brasilia (“BOVMESB”) and the Stock Exchange of Valores Bahia, Sergipe and Alagoas (“BOVESBA”), but without any equity securities trading. In 2002, São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or “BOVESPA”) acquired the Mercado de Balcão Organizado (“SOMA”), taking over the whole administration of the negotiation of variable income of the organized market of Brazil. After this process of integration, the BOVESPA and BM&F started to have well-defined fields of activity. The BOVESPA started to deal with trading of securities, derivatives of variable income and corporate fixed income securities, while the clearing and settlement (compensation and liquidation) activities continued to be under the administration of the Brazilian Clearing and Depository Company (Companhia Brasileira de Liquidação e Custódia, or “CBLC”). The BM&F, created in 1985, started to deal with the negotiation of goods, index derivatives, interest rates, foreign exchange and futures; and after 2002, with public debt bonds, issued by the Federal Government. The BOVESPA handles stock transactions, while the BVRJ is responsible for transactions involving government securities. The other regional stock exchanges focus on market development and providing services in their respective regions. Of these stock exchanges, the BOVESPA and the BVRJ are the most significant, accounting together in 1998 for approximately 98% of the daily trading activity. On March 26, 2008, Bovespa Holding S.A. and BM&F announced the merger of the BOVESPA and BM&F exchanges, becoming BM&FBOVESPA. As a result of the merger, the Nova Bolsa (New Stock Exchange) is the third largest stock exchange in the world by market value, the second largest in America, and the largest in Latin America.

A company that is qualified to trade on one Brazilian stock exchange may qualify for trading on any other Brazilian stock exchange. On December 31, 2008, there were 392 companies listed on BOVESPA, the largest stock exchange in Brazil by average daily trading volume, and the aggregate market capitalization of all listed companies was approximately $588.5 billion. As of December 31, 2008, the aggregate trading volume on BOVESPA was approximately $776.7 billion, and three of the twenty companies with the largest capitalization listed on the stock exchanges in Brazil were controlled by the Federal Government. Trades in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although the volume of such trading is limited. The table below sets forth some indicators of market activity on BOVESPA in the five years ended December 31, 2008.

Table No. 25

Market Activity on BOVESPA

	2004	2005	2006	2007	2008
Number of Listed Companies	358	343	350	404	392
Market Capitalization(1)	332,920	493,761	718,615	1,387,209	574,370
Market Volume(1)	104,499	165,868	275,482	625,750	776,133

(1)	In millions of U.S. dollars.

Source: BOVESPA

In December 2000, BOVESPA announced the creation of the New Market (Novo Mercado), a special listing segment reserved for the securities of companies that voluntarily undertook to adopt certain corporate governance practices and provide disclosure beyond that required under Brazilian law then in effect. The listing rules (regulamento de listagem), among other things, (i) prohibit the issuance by the listed company of preferred (nonvoting) shares, (ii) require that shares representing not less than 25% of the capital of the listed company remain in circulation and be owned by persons other than the controlling shareholder of the listed company, (iii) require the listed company to offer shares to the public in ways that promote a broad dissemination of the shares, (iv) require the listed company to provide “tag-along” rights to minority shareholders that would permit them to sell their shares for the same terms and conditions as those for the sale by a shareholder of controlling interest of the listed company, (v) require the listed company to provide to holders annual financial statements that have been prepared in accordance with generally accepted accounting principles of the United States or International Accounting Standards Committee, (vi) provide for enhanced quarterly reporting, and (vii) require the listed company to permit its minority shareholders to appoint a majority of the members of the listed company’s audit committee. BOVESPA can sanction listed companies that violate the listing rules; the sanctions include the imposition of fines, the suspension of trading in the offending company and the exclusion of the offending company from the New Market. The listing rules also require that disputes between a listed company and its shareholders be settled by arbitration through BOVESPA’s Market Arbitration Chamber. The New Market is intended to foster the overall growth of the Brazilian stock market by offering better treatment to minority shareholders and reducing their concerns regarding the purchase of shares of publicly traded companies. The listed company benefits from improved access to the capital markets (and, thereby, lower financing costs), because the shareholder-friendly corporate governance provisions and enhanced disclosure requirements are likely to be attractive to potential investors. An additional incentive for companies to list their shares in the New Market is provided by BNDES’s Program for the Support of New Corporations, through which BNDES offers advantageous conditions for obtaining and repaying lines of credit to companies participating in the New Market.

BOVESPA also issued at the same time a regulation for special practices of corporate administration that divides companies into two levels. The regulation applies to companies that were not listed in the New Market but that had nevertheless agreed to adopt certain corporate governance practices that went beyond the requirements of the Brazilian corporate law then in effect. Level 1 companies under the regulation are those that agreed to improve the disclosure provided to investors and to take steps to maintain the liquidity of their securities. Level 2 companies are those that agreed to additional reforms, including arbitration as a means of settling disputes with investors. Level 1 and Level 2 companies are also eligible for financing at advantageous terms through BNDES’s Program for the Support of New Corporations. In order to continue the process of integration, the BM&FBOVESPA created a new model for access to their markets, which enables the former participants and those that want to join the segments of BOVESPA and BM&F, to have greater flexibility of choice. The new access conditions, rules and procedures were established with Circular No. 78/2008-DP of November 4, 2008.

On October 31, 2001, the Federal Government enacted Law No. 10,303 (“Law No. 10,303”), which amends the Brazilian Corporation Law and the law relating to the CVM. Law No. 10,303 imposes, among other things, restrictions on the issuance of preferred (nonvoting) shares; under the law, a non-publicly traded company is prohibited from issuing preferred shares in an aggregate amount that exceeds 50% of that company’s capital stock, while publicly traded companies on the date that the law was enacted were permitted to continue issuing preferred shares in an aggregate amount that is not in excess of 2/3 of capital stock. In addition, under Law No. 10,303, preferred shares are required to be accorded one of the following minimum preferences: (a) priority in receipt of dividends in an amount up to 3% of the book value per share; (b) dividends in an amount greater than those paid in respect of the common (voting) shares; or (c) a “tag-along” right that would permit minority shareholders to receive at least 80% of the price per share paid to the controlling shareholder upon any transfer of control of the company. Law No. 10,303 also gives minority shareholders the right to elect (x) two directors if such shareholders hold common shares that represent at least 15% of the voting shares or 10% of the total capital stock or (y) one director if such shareholders hold common or preferred shares that represent at least 10% of the total capital stock. The directors so elected by the minority shareholders were given veto rights in the appointment of an independent auditor. Finally, to convert a publicly held corporation into a close corporation, the purchaser is required to offer to purchase the remaining outstanding shares at their fair value (determined in accordance with the guidelines of the CVM). Companies were given one year to amend their bylaws to make these changes, although the 50% limitation on the issuance of preferred shares was made effective immediately. Law No. 10,303 also amends the Brazilian Securities Commission Law to make market manipulation, insider trading and improper use of one’s position, profession, activity or function crimes punishable by imprisonment and fines. Law No. 10,303 is intended to promote investment in the domestic capital markets by affording additional protections to minority shareholders.

On February 15, 2006, President da Silva issued Provisional Measure No. 281 (subsequently enacted as Law No. 11,312 on June 27, 2006), which exempts foreign investors from a withholding tax on trading in Brazilian government bonds. The exemption is limited to investment funds that have at least 98% of their assets invested in Brazilian government bonds and in which all of the investors are nonresidents of Brazil. The exemption does not apply to repurchase transactions or to investors that are resident in countries that have no capital gains taxes or that impose such a tax at a rate lower than 20%. The exemption is intended to increase the demand for Brazilian government bonds and, by doing so, reduce Brazil’s borrowing costs.

The Brazilian equity market is one of Latin America’s largest in terms of market capitalization. The average daily trading volume rose to $420 million in 2004, $667 million in 2005, $1.1 billion in 2006, $2.6 billion in 2007 and $3.1 billion in 2008. Trading on Brazilian stock exchanges by non-residents of Brazil is subject to specific rules under Brazilian foreign investment legislation.

The Brazilian equity market is characterized by significant short-term price volatility. The closing levels (U.S. dollar adjusted) for the IBOVESPA, an index maintained by BOVESPA, were 407 on December 31, 1990, 1,581 on December 31, 1991, 1,523 on December 31, 1992, 3,217 on December 31, 1993, 5,134 on December 31, 1994, 4,420 on December 31, 1995, 6,773 on December 31, 1996, 9,133 on December 31, 1997, 5,615 on December 31, 1998, 9,554 on December 31, 1999, 7,804 on December 29, 2000, 5,804 on December 31, 2001, 3,189 on December 31, 2002, 7,696 on December 31, 2003, 9,869 on December 31, 2004, 14,293 on December 31, 2005, 20,801 on December 31, 2006, 36,067 on December 31, 2007 and 16,068 on December 31, 2008.

PUBLIC FINANCE

Consolidated Public Sector Fiscal Performance

The consolidated public sector account is comprised of the accounts of the Federal Government, public sector enterprises, and State and local governments. In turn, the Federal Government account consolidates the accounts of the National Treasury, the social security system, and the income and loss statement of the Central Bank, but does not include the proceeds of privatizations. With the adoption of several important structural reforms in recent years, the Federal Government has established as its objective a substantial improvement in the fiscal performance of the consolidated public sector as measured by the primary balance.

Brazil reports its fiscal balance using three principal measures, all of which are calculated according to the official statistical guidelines of the IMF:

•

Financial Balance, or Nominal Balance, which when in deficit is referred to as the Public Sector Borrowing Requirement (“PSBR”), is calculated as the difference between the level of consolidated public sector debt in one period and the level of such debt in the previous period, excluding the effects of the Federal Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods;

•	Primary Balance, which is the financial balance less net borrowing costs of the Federal Government; and

•

Operational Balance, which excludes the inflationary component of interest payments on domestic debt of the non-financial public sector. This measure is calculated by adding accrued real interest on external and domestic debt to the primary balance. The operational balance is used to correct the distortions which affect the measurement of public finances in an inflationary environment.

The PSBR climbed from 2.4% of GDP in 2004 to 3.0% of GDP in 2005 and 3.0% of GDP in 2006, but declined again to 2.2% of GDP in 2007 and 1.5% of GDP in 2008. The nominal deficit of the Federal Government declined sharply from 3.7% of GDP in 2003 to 1.4% of GDP in 2004, due largely to a 0.3% increase in the primary result and a decrease in accrued interest as compared to 2003, but rose to 3.4% of GDP in 2005 due to an increase in nominal interest rates, before declining to 3.1% of GDP in 2006, to 2.3% of GDP in 2007 and to 0.9% of GDP in 2008. The nominal deficit of the States and local governments declined from 1.8% of GDP in 2004 to 0.3% of GDP in 2005, rose to 0.7% of GDP in 2006, decreased to 0.5% of GDP in 2007 and rose again to 1.2% of GDP in 2008. The nominal result of the state-owned companies registered a surplus of 0.7% of GDP in 2005, 0.9% of GDP in 2006, 0.6% of GDP in 2007 and 0.6% of GDP in 2008.

In early 2003, the Federal Government announced that it had raised its consolidated primary surplus target from 3.75% of GDP to 4.25% of GDP for each of 2003, 2004 and 2005. On September 22, 2004, the Federal Government announced that it had raised its primary surplus target for 2004 to 4.5% of GDP from 4.25% of GDP due to better than expected fiscal revenues. The Federal Government has maintained its 2005 and 2006 primary surplus targets of 4.25% of GDP. In 2007, the methodology revision to the National Accounts calculation and the resulting increase in GDP figures led the Federal Government to keep the nominal target in nominal terms as R$95.9 billion, which corresponds to 4.25% of GDP prior to the revision and approximately to 3.8% of revised GDP.

Brazil’s consolidated public sector primary surplus was R$81.1 billion (4.2% of GDP) for 2004, R$93.5 billion (4.4% of GDP) for 2005, R$90.1 billion (3.8% of GDP) for 2006, R$101.6 billion (3.9% of GDP) for 2007 and R$118.0 billion (4.1% of GDP) for 2008. The primary surpluses of the Federal Government, States and municipalities and public Sector enterprises, as a percentage of GDP, were respectively 2.7%, 0.9% and 0.6% for 2004; 2.6%, 1.0% and 0.8% for 2005; 2.2%, 0.8% and 0.8% for 2006; 2.3%, 1.2% and 0.5%, for 2007 and 2.47%, 1.06% and 0.56% for 2008. The operational result in 2004 registered a surplus of 1.3% of GDP, a deficit of 2.5% in 2005, a deficit of 1.5% of GDP in 2006, a surplus 1.3% of GDP in 2007 and a surplus of 2.2% of GDP in 2008. Real interest payments totaled 3.2% of GDP in 2004, 6.8% of GDP in 2005, 5.4% of GDP in 2006, 2.7% of GDP in 2007 and 3.1% of GDP in 2008.

On February 22, 2005, the Federal Government announced a pilot program for selected investments endorsed by the IMF. The program contemplates expenditures for infrastructure and other public projects that have the potential to provide macroeconomic and fiscal benefits in the medium term. The expenditure of the program totaled R$0.9 billion in 2005, R$2.8 billion in 2006, R$5.1 billion in 2007 and R$7.8 billion in 2008. In the first five months of 2009, financial expenditures of the program totaled R$ 3.0 billion. The Law of Budget Guidelines (Lei de Diretrizes Orçamentárias, or “LDO”) of 2009 authorizes the use of up to R$15.6 billion for projects in the Public Pilot Investment Projects.

Set forth below are the public sector borrowing requirements since 2004. In addition to the cash balance of the National Treasury, the public sector borrowing requirements include the borrowing requirements of public sector enterprises, the social security system, the Central Bank, States and municipalities and certain public funds.

Table No. 26

Public Sector Borrowing Requirements Historical Summary(1)

	2004	2005	2006	2007	2008
Selected Economic Indicators(2)
Real GDP Growth (Decline)	5.7%	3.2%	4.0%	5.7%	5.08%
Monetary Base (end of period) change	21.2	14.1	4.0	21.1	0.6
Real interest rate(3)	3.7	17.6	10.9	3.7	3,1%
Implicit interest rate(4)	3.4	16.6	12.1	5.6	3.2
Public Finance(5)
Financial result	(2.4)	(3.0)	(3.0)	(2.2)	(1.5)
Primary result	4.2	4.4	3.8	3.9	4.1
Real interest	(3.2)	(6.8)	(5.3)	(2.7)	(1.9)
Domestic	(2.2)	(6.2)	(5.0)	(2.7)	(2.1)
External	(1.0)	(0.6)	(0.3)	(0.0)	0.2
Operational result	1.3	(2.5)	(1.5)	(1.3)	2.2
Domestic financing	(1.6)	(6.3)	(7.1)	(7.4)	0.1
External financing	2.4	3.4	4.9	8.0	1.7
Issue of money	0.5	0.4	0.7	0.7	0.4

(1)	Surplus (deficit).
(2)	Accumulated change from prior period.
(3)	Accumulated change in the fiscal year, deflated by the IGP-DI.
(4)	Implicit real interest rate on public sector internal debt of the fiscal year.
(5)	All figures expressed as a percentage of GDP.

Source: Central Bank

The table below shows the contributions of the Federal Government, the State and local governments and public sector enterprises with regard to the PSBR.

Table No. 27

Public Sector Borrowing Requirements(1)(2) by Sector

	% of GDP	% of GDP	% of GDP	% of GDP	% of GDP
Item	2004(3)	2005(3)	2006(3)	2007(3)	2008(3)
Total
Financial	(2.4)%	(3.0)%	(3.0)%	(2.2)%	-1.5
Primary	4.2	4.4	3.8	3.9	4.1
Operational	1.3	(2.5)	(1.5)	(1.3)	2.2
Federal Government
Financial	(1.4)	(3.4)	(3.1)	(2.3)	-0.9
Primary	2.7	2.6	2.2	2.3	2.5
Operational	0.6	(3.1)	(2.2)	0.2	1.8
State and Local Government
Financial	(1.8)	(0.3)	(0.7)	(0.5)	-1.2
Primary	0.9	1.0	0.8	1.2	1.1
Operational	0.0	0.0	(0.2)	0.5	-0.2
Public Sector Enterprises
Financial	0.7	0.7	0.9	0.6	0.6
Primary	0.6	0.8	0.8	0.5	0.6
Operational	0.7	0.7	0.9	0.6	0.6

(1)	Amounts calculated using the IGP-DI adjusted as of month-end. The figures for financial and operational results include the effect of the exchange rate on the stock of the securitized debt.
(2)	Surplus (deficit).
(3)	Reflects the ratio of flows to GDP, both valued for the last month of the period, using IGP-DI.

Source: Central Bank

Budget Process

The Federal Government’s fiscal year is the calendar year. Responsibility for preparation of the federal budget rests with the executive branch, although the National Congress plays a major role in budget determinations. The budget proposal has been prepared based upon discussions among representatives from the National Treasury of the Ministry of Finance and the Federal Budget Secretariat (Secretaria de Orçamento Federal, or “SOF”), jointly with the Planning and Strategic Investments Secretariat. After discussions among representatives of SOF, the Treasury and each other Ministry, SOF submits a formal proposal for the LDO for the succeeding fiscal year to the President of the Republic. The President, in turn, submits the LDO proposal, with any revisions, to the National Congress. The LDO proposal with respect to the succeeding year must be submitted to Congress by April 15.

Congress may revise the LDO proposed by the President. Congress is charged by law to submit to the President the LDO as revised by July 17 and may not begin its winter recess until it does so. The LDO becomes effective immediately if Congress approves the presidential proposal without revision. If Congress alters any item of the proposal, the President may veto any provision of the revised LDO. All provisions that are not vetoed become effective upon presidential signature. Congress may override the veto by a two-thirds majority vote. If the veto is overridden, the provision becomes effective upon the override.

The executive branch is charged with submitting to Congress a detailed budget for the succeeding fiscal year that is consistent with the broad contours set forth in the LDO. Each ministry proposes a detailed budget with respect to its operations, and SOF meets with each ministry to discuss its proposal. SOF finalizes a federal budget proposal, which it submits to the President, who may revise the proposal. The President is then required to submit the budget, as revised, to Congress by August 31.

Congress may revise some items in the President’s proposed budget. Congress may not, however, alter the items regarding payments on any external debt that the Republic has incurred. By December 22, Congress must submit to the President the budget, as revised, for the succeeding year.

The President is granted 15 days to review and sign the budget. If the President signs the budget or a veto is overridden prior to the end of the year, the provisions that are not vetoed or for which the veto has been overridden become effective as of January 1 of the next year. After presidential signature, implementing decrees authorizing expenditures are generally issued within five to ten days, but certain expenditures are permitted to be made immediately.

The budgets for certain years, including years 1990 through 2000 and 2008, were not finally approved prior to January 1 of the year. In order to avoid a shutdown of the Federal Government, the LDO typically authorizes the Federal Government to use each month an amount equivalent to one-twelfth of the proposed annual expenditure included in the Federal Government’s proposed budget pending before Congress. Constitutional Amendment No. 32, which became effective on September 12, 2001, prohibits, among other things, the issuance of provisional measures for, among other things, the implementation of multi-year plans and budgets. See “The Federative Republic of Brazil—Form of Government and Political Parties”. The LDO for 2009 established as a target for 2009 a consolidated public sector primary surplus of 3.80% of GDP, and indicated that the target is to remain the same through 2011. However, the Federal Government announced, on April 15, 2009, the reduction of the public sector primary surplus target in 2009 from 3.8% of GDP to 2.5% of GDP. The reduction of the surplus target is partially due to the withdrawal of investments made by Petrobras and partially by the reduction of the primary surplus targets for the Federal Government (from 2.2% to 1.4% of GDP) and for Regional governments (from 0.95% to 0.90% of GDP). According to the Federal Government, the reduction in primary surplus target should allow the extension of anti-cyclical policy in a year that has seen a drop in revenues.

As a result of the current global economic crises, the parameters for the annual budget of 2009 were changed in the evaluation of the second bimonthly report of the 2009 budget. The target for the federal state enterprises was also changed due to the withdrawal of the Petrobras Group companies from such group. The Federal Government is giving special treatment to the Petrobras Group by removing it from the calculation of the fiscal result of the public sector, which results in the withdrawal of assets and liabilities of the company from the calculation of the Net Public Sector Debt (“DLSP”) with future flows of transactions of the company ceasing to affect DLSP and the financing needs of the Public Sector.

2008 Budget

The 2009 budget bill was approved by the National Congress and signed by the President on December 30, 2008 (Law No. 11,897). The Federal Government established as a target for 2009 a consolidated public sector primary surplus of R$119.9 billion (3.8% of GDP). The budget of the Federal Government forecast a primary surplus of R$67.9 billion based on estimated revenues and expenditures of R$805.3 billion and R$737.4 billion, respectively. The 2009 budget assumed an inflation rate of 4.50%.

The principal assumptions underlying the 2009 budget estimates are set forth below.

Table No. 28

Principal 2009 Budget Assumptions

	Year Ended December 31, 2009
Gross Domestic Product
Nominal GDP (billions of reais)	R$	3,156
Real GDP Growth		3.50%
Inflation
Domestic Inflation (IPCA)		4.50%

Source: SEPLAN/ SOF

Due to the current economic crises, the budget assumptions were revised and reduced on May 20, 2009. The real GDP growth was set at 1% and domestic inflation (IPCA) was changed to 4.3% for 2009.

The following table sets forth revenues and expenditures of the Federal Government in 2006 and 2007, and as projected in the 2008 budget.

Table No. 29

Primary Balance of the Federal Government and 2009 Budget(1)

	Year Ended December 31				2009 Budget
	2007		2008
	(in billions of reais)
1—Total Revenues	R$	618.9	R$	716.6	R$	805.3
1.1—Treasury revenue		477.1		551.3		617.5
1.1.1—Administrative revenue		432.6		484.7		522.4
1.1.2—Refunds		(13.8)		-13.4		n.a .
1.1.3—Direct taxes		0		0.0		n.a .
1.1.4—Other revenues		58.4		80.0		95.1
1.1.5—Fiscal incentives		0		0.0		n.a .
1.2—Social security receipts		140.4		163.4		187.8
1.3—Central Bank receipts		1.3		2.0		n.a .
2—Total Expenditures		561.0		645.2		737.4
2.1—Treasury expenditures(2)		373.8		443.3		508.8
2.1.1—Transfers to States and municipalities		105.6		133.1		141.0
2.1.2—Expenditures of the Federal Administration(3)		257.6		303.1		361.8
2.1.3—Subsidies and subventions		10.0		6.0		6.0
2.1.4—Transfers to Central Bank		0.5		1.0		n.a .
2.2—Social security benefits		185.3		199.6		228.6
2.3—Central Bank expenditures		2.0		2.4		n.a .
3—Primary Balance(4)		57.8		71.4		67.9
3.1—Federal Government result (1-2)		58.5		71.9		67.9
3.1.1—National Treasury (1.1-2.1)		103.4		108.1		108.7
3.1.2—Social security (1.2-2.2)		(44.9)		-36.2		-40.8
3.2—Central Bank result (1.3-2.3)		(0.6)		-0.5		n.a .
4—Financing Requirement(5)		(59.4)		-72.6		-67.9
5—Errors and Omissions(5)		1.6		1.2		0.0

(1)	Consolidated accounts of the National Treasury, Social Security and the Central Bank, according to Law No. 11,897 dated December 30, 2008.
(2)	Calculated as the sum of transfers to States and municipalities, personnel costs and other expenditures.
(3)	Calculated as the sum of personnel costs and other expenditures, minus subsidies and subventions.
(4)	Above the line. Surplus/(deficit).
(5)	(Surplus)/deficit below the line.

Source:	Ministry of Finance/National Treasury Secretariat and Central Bank

In accordance with the first bi-monthly revision of revenues, expenditures, fiscal results and macroeconomic parameters as required by the Fiscal Responsibility Law, the Federal Government primary surplus target was set at R$50.9 billion, based on estimated revenues and expenditures of R$757.0 billion and R$706.1 billion, respectively, assuming a real GDP growth rate of 2.0% in 2009. Accordingly, the Planning Minister announced that the Federal Government would reduce budgeted 2009 expenditures by as much as R$21.6 billion depending on revenues during 2009. The second bi-monthly revision of revenues, expenditures, fiscal results and macroeconomic parameters has assumed a real GDP growth rate of 1.0% in 2009, revenues of R$745.2 billion and expenditures of R$708.9 billion. The Federal Government primary surplus target was set at R$36.3 billion (or 1.4% of GDP in 2009, in accordance with new target announced on April 15, 2009). The Federal Government released R$9.1 billion of the contingent resources during the first bi-monthly revision. See “Public Finance—Fiscal Responsibility Law and Fiscal Crime Law”.

The following table sets forth the expenditures of the Federal Government in the years indicated, by function. The figures in this table are not directly comparable with those set forth in the table above entitled “Primary Balance of the Federal Government and 2009 Budget”, because the expenditures set forth in the table above were calculated in accordance with the IMF, which does not include, among other things, debt service expenditures and certain financial investments.

Table No. 30

Expenditures of the National Treasury by Function

(in millions of dollars)(1)

	2004	2005	2006	2007	2008	2009
Legislative	$1,208	$1,563	$1,926	$2,055	$2,314	$2,800
Judiciary	4,326	5,341	7,100	8,214	10,480	12,608
Administration and Planning	3,054	3,732	4,613	5,571	6,316	10,612
Agriculture	2,610	3,420	4,564	4,007	4,175	8,673
Communications	170	198	210	240	204	314
National Defense and Public Security	5,585	7,572	9,230	10,964	13,544	15,931
Regional Development	—	—	—	—	—	—
Education, Culture and Citizenship Rights	5,266	7,191	8,659	10,233	12,746	19,291
Energy and Mineral Resources	135	193	197	209	234	408
Housing and Urban Planning	575	1,101	1,509	435	673	4,678
Industry, Commerce and Services	1,242	1,782	2,210	2,168	1,857	4,206
Foreign Affairs	448	628	617	717	995	822
Health and Sanitation	11,296	15,018	18,286	20,265	24,056	27,914
Labor	3,660	5,222	7,544	9,938	11,899	13,065
Assistance and Social Security	61,309	83,899	107,551	132,377	155,813	159,664
Transportation	1,248	2,762	3,174	2,932	2,606	7,340
Environmental Management	408	818	688	654	749	2,032
Science and Technology	891	1,345	1,702	1,647	2,155	2,712
Agricultural Organization	895	1,471	1,925	1,789	1,330	2,769
Sports and Leisure	93	174	338	387	110	685
Special Charges	205,994	311,069	357,760	383,531	399,543	466,620
Intergovernment Transfers	—	—	—	—	—	—
Contingency Reserve	—	—	—	—	—	12,076

Total(2)	$310,414	$454,496	$539,804	$598,333	$651,799	$775,219

(1)	Converted to U.S. dollars using the annual average commercial exchange rate (sell side).
(2)	Total expenditures in this table are those reflected in the accounts of the Ministry of Finance, which treats certain expenditures as having been incurred when committed even though the corresponding amounts are disbursed in a later year.
(3)	Estimates. Source: General Budget of the Republic—Secretariat of Budget and Finance.

Source: Federal General Balance Sheet—Ministry of Finance

Taxation and Revenue Sharing Systems

The Constitution authorizes the levying and collection of taxes by the taxing authorities of federal, State and municipal governments, and mandates that the Federal Government share a portion of its tax revenues with the States, municipalities and other institutions. The Federal Government collects taxes on personal and corporate income, IPI, a rural property tax (Imposto sobre a Propriedade Territorial Rural, or “ITR”), IOF, certain mandatory contributions to the social security system from legal entities, employers and employees, and import and export tariffs. Municipalities and the Federal District collect taxes on urban property, transfers of property rights and services.

The tax burden in 2008 was 35.8% of the GDP, as compared to 34.72% of the GDP in 2007. The expansion of the tax burden occurred mainly because of significant real economic and labor market growth The total amount of tax revenue collected in 2008, corresponding to 73 existing tributes (federal, states and municipalities), was R$ 1,034.4 billion. From this amount, R$ 720.1 billion was collected by the Federal Government, R$ 266.7 billion by the states and R$ 47.5 billion by municipalities. The primary taxes collected in 2008 were for the ICMS, at R$ 220.1 billion; the Income Revenue Tax, at R$ 194.9 billion; Social Security, at R$ 163.4 billion; and the COFINS, at R$ 117.1 billion.

Micro or small companies are eligible to contribute in a simplified tax collection system called “Simples Nacional” that allows these companies to pay a single unified tax, based on their level of gross revenues, instead of having to pay several different taxes. The Simples Nacional, established by Complementary Law No. 123 of December 14, 2006 and effective since July 1, 2007, substitutes the “Simples Federal” (Law No. 9,317 of December 5, 1996) and unifies six federal taxes (Income Tax for Corporates, IPI, CSLL, COFINS, PIS and employers contribution to social security), ICMS at the state level and the ISS at the municipal level. Under this system, taxes for micro and small companies will range from 4% to 17.42%, depending on the business activity.

Law No. 11,457 of March 16, 2007, created the General Office of the Federal Revenue of Brazil, which merges the Federal Revenue Secretariat and the Social Security Revenue and will centralize the collection and the fiscalization of federal taxes and social contributions.

The President of the Republic endorsed Complementary Law No. 128/08 of December 19, 2008, which classifies as an individual micro-entrepreneur (MEI), the individual entrepreneur who has an annual gross revenue of up to R$36,000. With this law, the Federal Government intends to withdraw millions of workers from their current informal status, such as electricians, plumbers and other professionals. By the MEI, the workers are entitled to retirement by age, maternity leave, medical leave, and leave due to an accident at work, as well as a pension in the event of death. To satisfy eligibility requirements for such benefits, these workers need to make a monthly contribution of R$45.65 to the National Social Security Institute (INSS), with R$1.00 as ICMS to the States or R$5.00 for the ISS to the Municipalities. The registration process of the micro-entrepreneur individual category is optional and began on July 1, 2009.

Through Provisional Measure No. 449 of December 3, 2008 (subsequently enacted as Law No. 11.941 of May 27, 2009), the Federal Government introduced a new program allowing installment payments toward debts owed to the Brazilian Federal Revenue and also forgave debts of up to R$10,000 with the Federal Revenue. According to the Provisional Measure, debts of up to $10,000 owed to the Federal Revenue or Social Security administration through 2007 and at least five years overdue will be forgiven. Debts owed to the tax authorities that are due by November 2008 can be split into payments over a maximum of 180 months (see Art 1º), with the abatement of penalties and interest for any late payments.

Income Taxation. For corporate and other legal entities: (i) the basic tax is 15%, while the surtax on taxable net income exceeding R$240,000 is 10%; (ii) the tax related to social welfare levied on net profit is 8% with respect to enterprises in general, and 18% in the case of financial institutions; (iii) the deductions related to benefits granted to employees are prohibited in the calculation of taxable net income; (iv) only operating expenses directly related to the business of the enterprise are allowed to be deducted; (v) with respect to profits earned by foreigners, the tax levied on passive investment income is 15%; (vi) taxes on capital gains and loan interest is 15%; (vii) profits from operations and dividends are exempt from taxation as are gains attributable to the increase in market value of traded securities, consistent with rules applicable to Brazilian citizens; (viii) income earned by Brazilian enterprises abroad must be included in the calculation of taxable income of the enterprise in Brazil, and taxes paid abroad may be credited toward the tax paid in Brazil; and (ix) the tax levied on the nominal yield from financial investments in fixed income is 15%, while variable income is taxed at the rate of 10%.

The tax rate for interest payments remitted abroad in respect of loans is 15%. However if the remittance favors a resident or a person domiciled in a tax haven, then such tax rate is 25%. The tax rate for equity proceeds is 20%, and there is a tax of 1% on day trading operations executed in the country’s stock market.

For individual taxpayers, income tax rates range from 0% for persons making R$17,215 or less per year to 27.5% for persons making more than R$42,984 per year. For individuals making from R$17,215 to R$25,800 per year, the income tax rate is 7.5%. For individuals making from R$25,800 to R$34,400 per year, the income tax rate is 15%. For individuals making from R$34,400 to R$42,984 per year, the income tax rate is 22.5%. Deductions are allowed for certain contributions to private social security (but payments therefrom are considered income), medical, dental and educational expenses, in addition to a fixed amount of R$1,730.40 per dependent. Income from the Brazilian Government or its instrumentalities is subject to taxation.

Provisional Measure No. 340/06 dated December 29, 2006 (subsequently enacted as Law No. 11,482 on May 31, 2007), readjusts the annual income exemption limit of Income Tax for Individuals to 4.5% per year between 2007 and 2010. All other deductions and exemptions will be readjusted by the same percentage.

On August 6, 2004, President da Silva issued Provisional Measure No. 206 (subsequently enacted as Law No. 11,033 dated December 21, 2004), which is intended to promote long-term domestic savings. The provisional measure introduced a sliding scale, effective January 1, 2005, for taxation of capital gains from fixed-income investments ranging from 22.5% for those held up to six months to 15% for those held for more than two years. The legislation also reduces the capital gains tax on equity investments to 15% from 20%.

On August 26, 2004, President da Silva issued Provisional Measure No. 209 (which was subsequently enacted as Law No. 11,053 dated December 29, 2004), also intended to promote long-term domestic savings. The provisional measure introduces, as of January 1, 2005, a set of graduated tax rates for certain pension funds, life insurance and other pre-funded investment schemes based on the length of time the investor holds such investments. The tax rates vary from 35% for investments held for less than two years to 10% for investments held for more than ten years. By holding such investments for more than ten years, an investor would be able to reduce the taxation on the earnings received in respect of such investments, i.e., at rates below the 15% to 27.5% rates assessed on ordinary income. Law No. 11,312 of June 27, 2006, established a tax exemption for foreign investors from a withholding tax on gains earned on Federal Government bonds. The exemption is limited to investment funds that have at least 98% of their assets invested in Brazilian government bonds and in which all of the investors are nonresidents of Brazil. The measure does not apply to repurchase transactions or to investors that are resident in countries that have capital gains taxes lower than 20%.

Value Added and Other Taxes. The federal value added tax on manufactured products is levied at scheduled rates at each stage of the production and distribution process. Import and export tariffs are based on published tariff schedules. See “The Brazilian Economy—Historical Background”.

ICMS is the category which identifies the operations tax on the movement of goods and services through interstate and intermunicipal transportation and communication. It is a tax that each State and the Federal District may establish, as determined by the 1988 Federal Constitution. The ICMS is a non cumulative tax, compensating the value due in each transaction or service with the amount previously charged.

On September 13, 1996, in a further effort to liberalize the export sector and to stimulate growth, the Federal Government approved the elimination of the ICMS on exports of primary and semi-finished goods and on the acquisition of certain fixed assets (Complementary Law No. 87 or “Kandir Law”). See “Balance of Payments and Foreign Trade—Foreign Trade”. In 2009, in order to offset the loss of revenue of the States caused by the Kandir Law, the Federal Government transferred US$1.95 billion, according to Provisional Measure No. 464 of June 9, 2009.

According to Decree No. 5,906 of the Ministry of Finance dated September 26, 2006, as modified by Decree 6,405 of March 19, 2008, companies who invest in research and development and information technology will be able to request an exemption from or reduction of the IPI incident on computer products and automation goods developed in Brazil until 2019.

Provisional Measure No. 351, enacted as Law No. 11,488 of June 15, 2007, included in the PAC, grants tax incentives for projects in the infrastructure area. The Provisional Measure provides an exemption from PIS/COFINS to companies that have implemented projects in the sectors of transport, ports, energy and basic sanitation. These benefits are valid for the purchase of machines, equipment, construction materials and acquired services in Brazil and abroad.

Provisional Measure No. 352, enacted as Law No. 11,484 of May 31, 2007, also included in the PAC, creates incentives for the performance of companies who develop electronic devices, semiconductors or screen displays and that manufacture equipment used in digital television. The companies will be able to acquire, in the domestic market and abroad, capital goods and consumer goods at zero IPI and PIS/COFINS. The expected time period for the reduction is 15 years.

On December 12, 2007, the Brazilian Congress failed to pass a constitutional amendment that would have extended the CPMF. To partially compensate for the loss of CPMF revenues, the Federal Government enacted a series of changes in the IOF. Decree No. 6,339 of January 3, 2008 raises the IOF on a broad number of financial operations, including insurance operations, foreign exchange transactions and credit operations. An additional 0.38 percentage points (p.p.) was applied to several credit operations originally taxed at 0.38%; credit operations originally taxed at zero were raised to 0.38%; life insurance and personal injuries had an increase in IOF to 0.38%; health insurance IOF tax was raised to 2.38%, and other insurance operations were taxed at 7.38%. For operations in the foreign exchange market related to loan operations up to 90 days, the IOF was set at 5.38%; in operations related to imports of services, credit card obligations and others, the IOF was set at 2.38%.

Decree No. 6,345 of January 4, 2008 determined that for interbank foreign exchange operations among institutions of the national financial system, and between these institutions and foreign banks, the IOF will equal zero. Decree No. 6,391 of March 12, 2008 eliminated the IOF on exports and reduced the foreign exchange cover from 70% to 0% (exporters are no longer required to bring proceeds from exports to the country).

Social Contributions. Business entities are required to make three contributions to social welfare funds. First, corporations (including banks) must make a social contribution of 15% of quarterly real profits (CSLL) and some financial institutions (including stock exchanges and credit companies) must make a social contribution of 9% of CSLL, according to Law No. 11,727 of June 23, 2008. Second, corporations must contribute 7.6% of monthly corporate billings to COFINS (Law No. 10,833/2003), while financial institutions must contribute 4.0% (Law No. 10,684/2003). Third, corporations must contribute 1.65% of billings to finance other social programs (PIS/PASEP (Law No. 10,637/2002)). Financial institutions must contribute 0.65% of gross operating revenue to PIS/PASEP. Other sources of funding for social programs include progressively graduated social security taxes that are shared by employers and their employees.

Law No. 10,637 dated December 30, 2002, Law No. 10,833 dated December 29, 2003 and Law No. 10,865 dated April 30, 2004, related to contributions, produced important consequences for federal revenues in 2004. See “The Brazilian Economy—Constitutional Reform”. These changes generally require contributions only at the final stage of the production process, rather than at each stage. The changes also increase the percentages imposed on specific sectors and require contributions for imported goods and services.

Revenue Sharing. The Constitution mandates the distribution to, or sharing with, the States, municipalities and regions of certain types of taxes collected by the Federal Government. The municipalities are entitled to: (i) funds derived from withholding tax levied on payments made, in any way, by the municipalities, including autonomous entities and foundations thereof, (ii) 50% of the revenues from automobile property taxes and (iii) 25% of the ICMS. The States are entitled to funds derived from withholding tax levied on payments made, in any way, by the States, including autonomous entities and foundations thereof.

President da Silva sanctioned Law No. 11,250, on December 27, 2005, providing for the transfer of all ITR revenues to municipalities which opt to monitor and to collect the tax. Previously, municipalities were entitled to 50% of such tax revenues, and the Federal Government retained the other half.

The Federal Government is required to transfer 48.0% of the proceeds from the IPI and the income tax as follows: (i) 21.5% to the States and Federal District Participation Funds, (ii) 23.5% to the Municipality Participation Fund and (iii) 3% to the financing programs for the productive sector in the North, Northeast and Central West Regions. The Federal Government must transfer another 10.0% of the proceeds of the IPI to the States and Federal District ratably in proportion to their respective exports of manufactured products; the States must transfer 25.0% of these amounts to the municipalities. In addition, the Federal Government must transfer to States and municipalities 29.0% of the revenues from the CIDE and the States must transfer 25.0% of these amounts to the municipalities.

All of the revenues derived from IOF levied on transactions in gold as a financial asset are distributed with 70% allocated to the municipalities and 30% allocated to the States, Federal District or federal territory of origin.

The Federal Government must dedicate at least 18% of annual tax revenues to education, and the municipalities, States and Federal District must invest at least 25% of their annual revenues in this area.

Under Constitutional Amendment No. 27 of March 21, 2000, which became effective on March 22, 2000, the Federal Government was permitted to reallocate through 2003, 20% of certain tax revenues that the Federal Government would otherwise have been required to devote to specific program areas under the Constitution. The amendment created the DRU, which applied to social security contributions made by employees in the private sector. On December 20, 2007, the National Congress approved Constitutional Amendment No. 56, which extended the DRU until 2011.

Among the measures used by the Federal Government against the current global financial crises was the implementation of tax relief from IPI, PIS and COFINS. The highlight of the contribution of tax policy regarding measures to counter the crisis, were the postponements of the payment of taxes and acceleration of the reinstatement of tax credits (PIS/PASEP and COFINS). With Provisional Measure No. 447 of November 14, 2008 (subsequently enacted as Law No. 11,933 of April 28, 2009), the Federal Government extended the due date for the payment of the main federal taxes. The payment of the contribution for PIS/COFINS was postponed from the 20th to the 25th of each month. The due date of payment for the IPI was also changed from the 15th to the 25th. In case of Social Security and of income tax collections, the due date for payment was also extended by ten days, to the 20th of each month. Decree No. 6,662 of November 25, 2008, regulated the restitution of retained credits for the contribution to PIS/PASEP and COFINS.

The Federal Government announced, on December 11, 2008, a number of reductions in tax rates in order to stimulate domestic consumption. The IOF levied on general credit to the consumer was reduced from 3% to 1.5% a year. Two new brackets of personal income tax were created: 7.5% and 22.5%. According to the Provisional Measure No. 451 (subsequently enacted as Law No. 11,945 of June 04, 2009), the 2009 table of personal income tax provides that earnings up to R$1.434,00 are tax-exempt. In the wage band between R$1.434,00 and R$2.150,00 the tax bracket is 7.5%; and between R$2.150,00 and R$2.866,00, the tax bracket is 15%. For wages between R$2.866,00 and R$3.582,00 the tax bracket will be 22.5%. From R$3.582,00 and above the tax bracket of 27.5% remains. The IPI for vehicles was also temporarily reduced: for cars running on gasoline or with alcohol/flex fuel engines up to 1,000 cylinders the tax bracket fell from 7% to zero; for those running on gasoline only, with engines from 1,000 to 2,000 cylinders, it fell from 13% to 6.5%, and for cars running on alcohol/flex, with engines from 1,000 to 2,000 cylinders, from 11.0% to 5.5%. For pickup trucks of up to 1,000 cylinders the Federal Government reduced from 8% to 1% the tax bracket of the IPI and from 8% to 4% in the case of pickup trucks of 1,000 to 2,000 cylinders (gasoline and alcohol/flex engine).

To complete the stimulus to the automotive production, the Federal Government decided to temporarily reduce the tax rate of the IPI on trucks by Decree No. 6,696 of December 17, 2008, from 5% to 0% through March 31, 2009. Decree No. 6,701 of December 19, 2008, provides incentives for investment in manufacturers of vehicles and car parts and capital goods – the Decree amended the Art. No. 11 and No. 12 of Law No. 11,774 of September 17, 2008 with the definition of the goods of those industrial sectors that can benefit from the mechanism of accelerated depreciation for the purpose of income tax. The Federal Government also reduced by Decree No. 6,743 of January 15, 2009, the tax rate of the IPI incident on some “off road” vehicles was lowered from 15 to 7.5%. In addition to the tax relief, the Federal Government and the Government of the State of São Paulo, announced in November 2008 an increase in credit lines available for the purchase of vehicles, in addition to another R$4 billion from the Banco do Brasil and R$4 billion from the Public Saving Bank.

On March 31, 2009, the Federal Government extended for another three months the period of reduction of the IPI tax for cars as well as extending this tax relief for trucks, motorcycles and 30 construction items. On April 17, 2009, the Federal Government enlarged the number of construction items in the previous list and reduced the IPI to 0% for items on this list. Decree No. 6.825 was published on the same day and it reduced the IPI for some household appliances (white goods), including refrigerators, stoves and washing machines until July 16, 2009. In an attempt to avoid a significant tax revenue decrease with the announced measures, the government decided to increase the IPI on cigarettes.

On June 29, 2009 the Ministry of Finance announced further fiscal incentives as well as the extension of previous fiscal incentives packages that were supposed to end on June 30, 2009. These measures were published on the same day by Decree No. 6.890. The following paragraphs describe the measures announced:

i) The tax reduction on trucks (IPI reduced from 5% to zero), previously expected to end on June 30, 2009, will be extended for another six months, up to the end of 2009. Fiscal costs are estimated at R$0.4 billion.

ii) The tax reduction on civil construction inputs will also be extended to the end of 2009. Fiscal costs are estimated at R$ 0.7 billion.

iii) The IPI tax reduction for vehicles and motorcycles until the end of September 2009 and for household appliances (white goods) until the end of October 2009. In the case of motorcycles with engines up to 150 cylinders, the government also extended the exemption of COFINS (from 3% to zero) until the end of September 2009. Specifically for vehicles, the IPI will be gradually raised during the fourth quarter of 2009 until it reaches the original level seen at the end of 2008 (around 7%). All these measures will have a total fiscal impact of R$1.7 billion.

iv) The government also extended the tax exemption (PIS/COFINS) on plain flour and bread until the end of 2010, with a fiscal impact of R$0.2 billion.

v) An additional measure is the announcement of tax exemption (IPI) on several capital goods products (70 products in total) until December 31, 2009. The fiscal impact of this measure should reach R$0.4 billion.

The measures announced on June 29, 2009 will cause a reduction in tax revenue in the amount of R$3.3 billion (0.1% of GDP).

Fiscal Responsibility Law and Fiscal Crime Law

On May 4, 2000 the Federal Government enacted the Fiscal Responsibility Law, which introduced a modern financial-oriented approach designed to replace the inflationary financing and debt accumulation that had prevailed in the past. The law sets forth fundamental principles and directives of public finances and establishes a comprehensive framework intended to eliminate fiscal imbalances. The law applies to each level of government, as well as to government-controlled funds, semi-autonomous entities and public sector companies.

The Fiscal Responsibility Law provides for, among other things:

•

Limitations on personnel expenditures as a percentage of net current revenues to 50% for the Federal Government, 60% for the States, and 60% for municipalities. Total personnel expenditures include expenditures for active and retired civil servants and military personnel, pensioners, elected officials, appointed members, commissioned or employed staff, administration members receiving any remuneration, such as a salary, fixed and variable supplemental payments, subsidies, retirement, reform and pension payments, including additional gratuities, overtime payments and personal supplemental payments of any kind, social security contributions and contributions to pension entities.

•

Ceilings for public sector debt for the Federal Government, States and municipalities, which are to be verified every four months. The law requires the President to submit to the National Congress, within 90 days of the law’s enactment, proposals for global limits for the consolidated debt at each level of government. The proposals are required to include (a) an explanation demonstrating that the global limits and conditions comply with provisions of the Fiscal Responsibility Law and with fiscal policy objectives, (b) estimates of the impact of the limits on the three levels of government, (c) the reasons for any proposal of different ceilings for each level of government and (d) the methodologies for calculating primary and nominal fiscal results. Payments in respect of judicial awards (precatórios) not made during the budget execution are required to be included as consolidated debt.

•

Regulation of the “golden rule”, which establishes that the volume of credit operations cannot exceed capital expenditures. Tax concessions have to be accompanied by estimates of their budget and financial impact in the budget year and in the two following years and included in the LDO. The proposing entity must also indicate that compensatory revenues exist. Increases in expenditures have to be accompanied by estimates of their budgetary and financial impact in the year in which they are first incurred and in the two following years, and by a declaration from the proposing entity stating that such increases are in compliance with multi-year plan (Plano Plurianual), LDO and annual budget.

•

Strengthening of the budgetary process as a planning instrument, with bi-monthly evaluations of fiscal targets for five key variables: revenues, expenditures, nominal and primary fiscal results and public sector debt. Non-compliance with bi-monthly targets for nominal and primary results will trigger automatic cuts in expenditure authorizations and in financial transactions separately at each level of government.

•

Strict rules for controlling revenue anticipation loans; concession of guarantees; and remnant payments. New loan operations will not be authorized if ceilings on public sector debt are exceeded, except for refinancings of existing debt. Ceilings on personnel expenditures are to be verified every four months and, if exceeded, expenditure reduction measures will be triggered automatically. If such ceilings are exceeded by 95% or more, pay raises, new hiring and personnel related expenditures will be suspended. Courts specialized in the review of public accounts are to advise administrations of actual and potential noncompliance with the Fiscal Responsibility Law.

•

A requirement that periodic evaluations reported in the fiscal risks annex contain information on financial and actuarial status of social security and FAT, other public funds and programs of an actuarial nature, overall contingent liabilities and other risks associated with public finances. The Federal Government is also required to present projections for key economic variables and the targets for inflation.

•	The tightening of compliance requirements for outgoing officeholders. Debt renegotiations and rollovers are strictly forbidden during an incumbent’s final year in office.

•

A prohibition against the Central Bank issuing its own securities. The Central Bank’s debt securities are also included in the limits for Federal Government debt. The Fiscal Responsibility Law contains provisions that are intended to make the Central Bank’s operations more transparent, which include the obligation to present detailed reports. Sanctions for irresponsible behavior and mismanagement are to be established along with civil and criminal penalties in the Fiscal Crime Law.

Exceptions under the Fiscal Responsibility Law are severely limited. Limits on public sector debt and on credit operations will be revised upon request by the President in the case of economic instability and monetary and foreign exchange shocks. Deadlines to reestablish equilibrium will be extended in the case of lackluster economic growth. In case of an officially recognized state of emergency, the limits will be temporarily suspended. Fiscal target annexes will be required to account for sources, and funds obtained from sale of public assets will be prohibited from being used to finance current expenditures, except expenditures related to social security.

In December 2001, in accordance with the Fiscal Responsibility Law, Senate Resolution No. 40 dated December 20, 2001, defined the global limits for the consolidated net indebtedness of States and municipalities. Under Senate Resolution No. 40, a State’s debt cannot be higher than 200% of its net current revenue and a municipality’s debt cannot exceed 120% of its net current revenue. Senate Resolution No. 40 also establishes mechanisms for annual reductions of indebtedness exceeding such limits.

On October 11, 2000, the Brazilian Senate approved legislation known as the Fiscal Crime Law. The legislation amends Brazil’s Penal Code (Decree Law No. 2,848 of December 7, 1940) and certain other laws to provide penalties for, among other things, the execution of credit operations in excess of authorized limits, the ordering of expenditures not authorized by law and administrative infractions of public finance laws. The legislation, which was approved by the Chamber of Deputies on May 17, 2000, was enacted on October 19, 2000. The Fiscal Crime Law is a complement to the Fiscal Responsibility Law.

PUBLIC DEBT

General

Public sector debt in Brazil consists of the internal and external debt of the Federal Government (including the Central Bank), State and local governments and public sector enterprises. Pursuant to the Constitution, the Brazilian Senate is vested with powers to establish, at the request of the President, (i) global limits for the consolidated debt of the Federal Government, States and municipalities, (ii) the terms and conditions of the internal and external financial transactions of the Federal Government, including public sector enterprises, at all levels of government, and (iii) the terms and conditions for guarantees by the Federal Government of any internal or external financial transaction. In addition, all external financial transactions entered into at any level of government must be authorized by the Senate.

The aggregate amount of consolidated gross public sector debt was $$498.8 billion in 2004, $615.0 billion in 2005, $730.3 billion in 2006, $1,018.3 billion in 2007 and $823.4 billion in 2008. The consolidated gross public sector debt as a percentage of GDP was 65.0% in 2004, 66.8% in 2005, 64.4% in 2006, 65.8% in 2007 and 64.7% in 2008. The consolidated net public sector debt was $360.5 billion in 2004, $428.3 billion in 2005, $499.4 billion in 2006, $649.7 billion in 2007 and $457.8 billion in 2008. Consolidated net public sector debt as a percentage of GDP was down from 47.0% in 2004 to 46.5% in 2005, 44.0% in 2006, 42.0% in 2007 and 36.0% in 2008.

In 2004, gross debt of the Federal Government was $463.7 billion (or 60.4% of GDP), $585.0 billion (or 63.5% of GDP) in 2005, $708.1 billion (or 62.4% of GDP) in 2006, $998.3 billion (or 64.5% of GDP) in 2007 and $822.7 billion (or 64.7% of GDP) in 2008. The gross debt of State and local governments was $142.6 billion (or 18.6% of GDP) in 2004, $162.1 billion (or 17.6% of GDP) in 2005, $183.5 billion (or 16.2% of GDP) in 2006, $230.5 billion (or 14.9% of GDP) in 2007 and $195.2 billion (or 15.3% of GDP) in 2008. The gross debt of public sector enterprises reached $22.3 billion (or 2.9% of GDP) in 2004, $21.1 billion (or 2.3% of GDP) in 2005, $11.8 billion (or 1.0% of GDP) in 2006, $8.0 billion (or 0.5% of GDP) in 2007 and negative $9.4 billion (or negative 0.7% of GDP) in 2008.

The debt profile of the Republic was substantially altered due to the Brady Plan restructuring of Brazil’s external debt in April 1994. Following that restructuring, the maturity profile of Brazil’s public sector external debt was substantially lengthened, from an average of 6.9 years on December 31, 1993 to an average of 8.8 years on December 31, 1996. The average maturity of Brazil’s public sector external debt was 7.3 years on December 31, 2003, before rising to 7.5 years in 2004, 9.7 years in 2005, and 10.7 years in 2006. The average maturity then fell to 10.4 years in 2007 and to 9.9 years in 2008. In 2004, 2005, 2006, 2007 and 2008, consolidated public sector registered external debt stood at $125.3 billion (or 18.9% of GDP), $96.6 billion (or 10.9% of GDP), $85.5 billion (or 7.9% of GDP), $80.7 billion (or 6.1% of GDP) and $79.7 billion (or 5.1% of GDP), respectively. Interest and principal payments in respect of that debt amounted to approximately $26.3 billion, or 27.3% of exports, in 2004, approximately $48.5 billion, or 41.0% of exports, in 2005, approximately $33.3 billion, or 24.2% of exports, in 2006, approximately $22.6 billion, or 14.6% of exports, in 2007 and approximately $11.6 billion, or 5.9% of exports, in 2008. On December 31, 2008, consolidated net public sector external debt was negative $179.4 billion (or negative 14.1% of GDP). Consolidated net public sector external debt fell to negative $137.8 billion (or negative 9.3% of GDP) on May 31, 2009. See “—External Debt”.

The following table sets forth the consolidated gross and net debt of the public sector for each of the periods indicated.

Table No. 31

Public Sector Debt

	2004	As a % of GDP	2005	As a % of GDP	2006	As a % of GDP	2007	As a % of GDP	2008	As a % of GDP
Consolidated Gross Public Sector Debt*	$498,838	65.0	$614,986	66.8	$730,325	64.4	$1,018,302	65.8	$823,398	64.7
Internal(1)	417,578	54.4	538,484	58.5	674,241	59.4	975,113	63.0	796,035	62.6
External(2)	81,259	10.6	76,502	8.3	56,084	4.9	43,189	2.8	27,363	2.2
By Sector
Federal Government and Central Bank Gross Debt	463,694	60.4	584,975	63.5	707,873	62.4	998,263	64.5	822,672	64.7
Internal	387,639	50.5	509,971	55.4	644,054	56.8	939,260	60.7	768,530	60.4
Securities Debt	316,944	41.3	425,214	46.2	536,742	47.3	793,197	51.3	672,094	52.8
Other debt(3)	70,695	9.2	84,757	9.2	107,313	9.5	156,063	10.1	96,436	7.6
External	76,055	9.9	75,004	8.1	63,818	5.6	59,003	3.8	54,142	4.3
Credits	(237,100)	(30.9)	(301,204)	(32.7)	(363,719)	(32.1)	(536,992)	(34.7)	(510,915)	(40.2)
Internal	(208,180)	(27.1)	(246,191)	(26.7)	(277,916)	(24.5)	(356,677)	(23.1)	(304,109)	(23.9)
Public Sector(4)	(121,540)	(15.8)	(140,168)	(15.2)	(159,358)	(14.0)	(202,965)	(13.1)	(171,797)	(13.5)
Other(5)(6)	(86,636)	(11.3)	(106,022)	(11.5)	(118,558)	(10.4)	(153,712)	(9.9)	(132,312)	(10.4)
External(7)	(28,919)	(3.8)	(55,013)	(6.0)	(85,803)	(7.6)	(180,315)	(11.7)	(206,806)	(16.3)
State and Local Government Gross Debt	142,598	18.6	162,113	17.6	183,477	16.2	230,545	14.9	195,189	15.3
Internal	135,579	17.7	155,649	16.9	176,705	15.6	223,580	14.5	187,247	14.7
External	7,019	0.9	6,464	0.7	6,772	0.6	6,965	0.5	7,942	0.6
Credits	(10,343)	(1.3)	(12,561)	(1.4)	(13,254)	(1.2)	(19,687)	(1.3)	(17,570)	(1.4)
Internal	(10,343)	(1.3)	(12,561)	(1.4)	(13,254)	(1.2)	(19,687)	(1.3)	(17,570)	(1.4)
Public Sector (8)(9)	0	0.0	0	0.0	0	0	0	0.0	0,000	0.0
Other(6)	(10,343)	(1.3)	(12,561)	(1.4)	(13,254)	(1.2)	(19,687)	(1.3)	(17,570)	(1.4)
External(7)	0	0.0	0	0.0	0	0	0	0.0	0,000	0.0
Public Sector Enterprises Gross Debt	22,337	2.9	21,103	2.3	11,603	1.0	8,046	0.5	(9,357)	(0.7)
Internal	24,152	3.1	26,068	2.8	26,110	2.3	30,825	2.0	25,364	2.0
External(10)	(1,815)	(0.2)	(4,966)	(0.5)	(14,506)	(1.3)	(22,779)	(1.5)	(34,721)	(2.7)
Credits	(20,657)	(2.7)	(26,141)	(2.8)	(26,745)	(2.4)	(30,439)	(2.0)	(22,190)	(1.7)
Internal	(20,657)	(2.7)	(26,141)	(2.8)	(26,745)	(2.4)	(30,439)	(2.0)	(22,190)	(1.7)
Public Sector(11)	(8,250)	(1.1)	(13,036)	(1.4)	(13,269)	(1.2)	(15,587)	(1.0)	(13,309)	(1.0)
Others(6)(12)	(12,407)	(1.6)	(13,105)	(1.4)	(13,476)	(1.2)	(14,852)	(1.0)	(8,882)	(0.7)
Net Public Sector Debt(13)	360,532	47.0	428,284	46.5	499,235	44.0	649,736	42.0	457,829	36.0
Internal	308,192	40.2	406,795	44.2	528,953	46.6	786,862	50.9	637,272	50.1
External	52,340	6.8	21,489	2.3	(29,719)	(2.6)	(137,126)	(8.9)	(179,443)	(14.1)

*	Consolidated gross public sector debt, as presented in this table, does not consolidate debts between public sector entities. This table does not include liabilities related to the FCVS program. See “—Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais)”.
(1)	Total domestic debt of federal, State and local government less public sector internal credits.
(2)	Total external debt of the federal, State and local government, including short-term debt obligations.
(3)	Includes monetary base, other deposits of the financial system with the Central Bank and federal securities that can be used in the national privatization program. See “—Domestic Privatization Currencies”.
(4)	Debt securities issued by State and local governments, debt of States and municipalities issued under Resolution 8,727 of 1993, Resolution 9,496 of 1997 and credits from the Central Bank to State banks.
(5)	Monetary reserves invested in overnight deposits, net banking debt, taxes receivable, social security, other accounts, FAT-BNDES and credits from the Central Bank to financial institutions.
(6)	Other internal credits consist primarily of deposits at private sector financial institutions.
(7)	External credits are equivalent to the Federal Government’s international reserves. The external credits of the Federal Government and the Central Bank do not include collateral acquired in connection with the April 1994 debt restructuring.
(8)	Internal public sector credits owed by other public sector entities. These amounts are consolidated into the consolidated gross public sector debt amounts above.
(9)	Taxes receivable and demand deposits.
(10)	Net debt.
(11)	Investments in public securities and short-term investments in public enterprises.
(12)	Demand deposits.
(13)	Net public sector debt is consolidated gross public sector debt less aggregate credits of the Federal Government and the Central Bank, State and local governments and public sector enterprises (excluding internal public sector credits that have been excluded from the calculation of consolidated gross public sector debt).

Source: Central Bank

Federal Domestic Securities Debt

The following table shows the outstanding consolidated federal internal debt in the form of government bills and notes for the periods indicated.

Table No. 32

Consolidated Federal Internal Securities Debt(1)

	National Treasury Liabilities	Central Bank Liabilities	Total	Real Change For Period(2)
	(in millions of dollars)
2004	322,558	5,072	327,630	(2.5)
2005	431,528	2,878	434,406	15.3
2006	547,444	0	547,444	11.1
2007	797,345	0	797,395	11.5
2008	683,272	0	683,272	4.1

(1)	Securities issued by the Federal Government to finance its current deficits and by the Central Bank for its open market operations. Data are for end of period and include securitized debt and securitizations under the FCVS program. See “—Securitized Debt”.
(2)	Deflated by IGP-DI centered at the end of the month.

Source: Central Bank

The aggregate amount of the federal domestic securities debt held outside the Central Bank rose from $276.1 billion on December 31, 2003 to, $327.6 billion on December 31, 2004, $434.4 billion on December 31, 2005, $547.4 billion on December 31, 2006, $797.4 billion on December 31, 2007 and $683.3 billion on December 31, 2008, representing 45.7% of GDP, 42.7% of GDP, 47.1% of GDP, 49.0% of GDP, 52.4% of GDP and 43.4% of GDP, respectively.

A portion of the Federal Government’s domestic securities debt is indexed to inflation indices or foreign currencies. On December 31, 2008, Brazil’s floating rate domestic securities debt totaled approximately R$837.7 billion (66.2% of all federal debt securities). The percentage of this debt that was indexed to the U.S. dollar has declined in recent years; the percentage of Brazil’s domestic debt securities that was indexed to the U.S. dollar was 10.8% in December 2003, 5.2% in December 2004, 2.7% in December 2005, 1.3% in December 2006, 0.95% in December 2007 and 1.06% in December 2008. On May 31, 2009, Brazil’s U.S. dollar-indexed domestic securities debt totaled approximately R$11.2 billion (0.9% of all federal debt securities). The aggregate principal amount of the federal debt securities indexed to the Over/Selic rate rose from R$463.0 billion (57.1% of all federal debt securities) on December 31, 2004 to R$507.2 billion (51.8% of all federal debt securities) on December 31, 2005, but fell to R$413.7 billion (37.8% of all federal debt securities) on December 31, 2006, R$409.0 billion (33.4% of all federal debt securities) on December 31, 2007 and rose again to R$453.1 billion (35.8% of all federal debt securities) on December 31, 2008. On May 31, 2009, Brazil’s Over/Selic rate-indexed domestic securities debt totaled approximately R$500.8 billion (39.3% of all federal debt securities). By contrast, fixed rate federal debt securities increased from R$184.8 billion (22.8% of all federal debt securities) on December 31, 2004 to R$293.9 billion (30.0% of all federal debt securities) on December 31, 2005, R$419.2 billion (38.3% of all federal debt securities) on December 31, 2006, R$482.6 billion (39.4% of all federal debt securities) on December 31, 2007, but decreased to R$427.1 billion (33.8% of all federal debt securities) on December 31, 2008. On May 31, 2009, Brazil’s fixed rate federal debt securities totaled approximately R$399.9 billion (31.4% of all federal debt securities).

On December 31, 2008, the average tenor of Brazil’s domestic debt securities was 39.3 months, an increase over the average tenor of 31.3 months in December 2003. Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of fixed-rate debt securities contributed to a reduction in the pace of improvement of the average maturity of the Republic’s domestic debt securities, because Brazil’s fixed-rate debt securities tend to be shorter-term in comparison to the country’s indexed securities. Of the R$1,274.3 billion in domestic debt securities outstanding on May 31, 2009, 28.4% were scheduled to mature on or before May 31, 2010.

Securitized Debt

In addition to regular federal domestic securities debt issuances in the form of bills and notes issued by the National Treasury, the Federal Government promotes the assumption and restructuring of liabilities resulting from the sale and closure of State enterprises, subsidies, and adjustments prior to the privatization process, and the creation and division of States. Such liabilities have been restructured to coordinate the maturities and the liability with the payment capacity of the National Treasury, as well as to lengthen the maturity of the public debt and to make transactions more transparent. The aggregate amount of securitized debt as of December 31, 2008 was R$15.1 billion, of which R$14.4 billion is comprised of FVCS (as defined below). See “Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais)”. As of December 31, 2008, the Federal Government estimates the amount yet to be securitized as R$98.5 billion, of which around 83.0% comprises FCVS. As of June 30, 2009, the Federal Government estimates the amount yet to be securitized as R$97.4 billion, of which around 82.3% comprises FCVS.

Part of the securitized debt has been redeemed at face value by the Federal Government in connection with the privatization of Federal Government assets as “Privatization Currencies”. Privatization Currencies included, among others, Siderbrás debentures, Eletrobrás securitized credits and various credits extended to the agricultural sector. In addition, the FCVS securities proposed to be issued under Provisional Measure No. 1,520 are eligible for use as a domestic privatization currency. The Federal Government has not permitted the use of Privatization Currencies in recent privatizations.

Housing Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais)

Beginning in 1967, the Brazilian Government introduced a series of measures designed to provide subsidies to homeowners to address the effects of high inflation on mortgage rates. These subsidies were implemented in the form of the FCVS, which provided mortgage lenders in Brazil with a credit in an amount equal to the difference between the lender’s actual cost of funds and the amounts that the borrower was legally obligated to pay under the terms of his mortgage. Under the FCVS program, the borrower was absolved of the responsibility to pay the amount guaranteed by the Federal Government, and the lending institution recorded as an asset the amount of the FCVS subsidy receivable. The FCVS program has not covered any mortgages entered into after March 1990. The aggregate amount of the FCVS subsidy constitutes a liability of the Federal Government; the FCVS subsidy is not accounted for as borrowed money and, therefore, is not reflected in the amount of the Republic’s outstanding domestic public indebtedness unless subject to securitization.

In furtherance of the Plano Real’s goals of restructuring the monetary and fiscal policies of the Federal Government to ensure long-term economic stability and growth, the Federal Government announced, in September 1996, a plan to issue securities in exchange for the accumulated liability attributable to the FCVS subsidy. This measure is intended to provide financial institutions holding FCVS assets with an opportunity to exchange such assets for newly issued, liquid, government securities.

The liability of the Federal Government for the FCVS subsidy falls into two categories: (i) FCVS liabilities that relate to mortgages on which no further contractual payments are outstanding and which, therefore, are determinate as to principal amount (“determinate FCVS liabilities”); and (ii) potential FCVS liabilities that relate to mortgages on which additional contractual payments are due and under which additional FCVS liabilities may continue to accrue (“potential FCVS liabilities”). As of December 31, 2001, the Federal Government estimated that the aggregate amount of determinate FCVS liabilities would not exceed R$62.6 billion (of which R$46.1 billion was claimed as due and payable by the financial institutions receiving such credits and R$20.3 billion was claimed as payable but not yet due). The amount of the additional potential FCVS liabilities on outstanding mortgages is constantly estimated and revised by the Federal Government, as it is not possible to determine the additional contractual payments. Under the original FCVS program, the amounts payable thereunder accrued interest at an average rate of approximately TR+9.5% per annum. The Federal Government implemented measures designed to reduce its FCVS liabilities generally by instituting auditing and verification procedures to ensure compliance with FCVS program requirements. In addition, the Federal Government’s proposal intended to reduce significantly its exposure for potential FCVS liabilities by offering incentives to homeowners to prepay FCVS loans, and by reducing the rate of interest payable on FCVS obligations.

The Federal Government’s FCVS initiative, as set forth in Law No. 10,150 of December 21, 2000, provides that all properly audited FCVS claims can be exchanged for one of two new 30-year Federal Government debt securities denominated in reais, one paying interest at a rate of TR+3.12% per annum and exchangeable for FCVS credits funded by housing finance institutions with resources made available through another Federal Government program, the Time-in-Service Guarantee Fund (Fundo de Garantia do Trabalhador Social, or “FGTS”), and the second paying interest at a rate of TR+6.17% per annum and exchangeable for FCVS credits funded by financial institutions with savings deposits. The interest rates on the two new types of securities reflect the interest rates payable by financial institutions on FGTS funds and on savings deposits, respectively. The average rate of interest on such new securities would be approximately TR+5.1%, representing a significant reduction from the average rate of interest applicable to the existing FCVS liabilities. The new securities provide for an eight-year grace period on interest payments and a twelve-year grace period on payments of principal. The securities have been usable as domestic Privatization Currencies for purchases in a number of privatization transactions. As of December 31, 2008, the Federal Government had issued R$77.7 billion aggregate principal amount in debt securities in exchange for audited FCVS claims, and estimated that FCVS liabilities would amount to R$84.2 billion. Although the issuance of securities in exchange for FCVS liabilities could, over time, require the recognition of domestic public sector debt, the Federal Government believes that effective implementation of the auditing and verification procedures required by the new measure should result in a reduction in the aggregate amount of FCVS liabilities eligible for exchange for new securities.

External Debt

On December 31, 2008, Brazil’s consolidated public sector external debt totaled $79.7 billion, or 5.1% of GDP. Approximately $10.5 billion of this debt was owed to commercial banks, $3.3 billion to foreign governments, $24.1 billion to international financial institutions, $41.6 billion to bondholders and $0.3 billion to suppliers and other creditors. The average maturity of Brazil’s public sector external debt was 7.3 years on December 31, 2003, 7.5 years on December 31, 2004, 9.7 years on December 31, 2005, 10.7 years on December 31, 2006, 10.4 years in 2007 and 9.9 years in 2008.

International capital market issues by the Republic during 2007, 2008 and 2009 (prior to the date of this report) included:

•	an offering of an additional $500,000,000 aggregate principal amount of its 7.125% Global Bonds due 2037 on January 30, 2007;

•	an offering of R$1,500,000,000 (approximately $714 million) aggregate principal amount of its 10.25% Global BRL Bonds due 2028 on February 14, 2007;

•	an offering of an additional R$750,000,000 (approximately $360 million) aggregate principal amount of its 10.25% Global BRL Bonds due 2028 on March 27, 2007;

•	an offering of an additional $525,000,000 aggregate principal amount of its 6.00% Global Bonds due 2017 on April 11, 2007;

•	an offering of an additional R$787,500,000 (approximately $389 million) aggregate principal amount of its 10.25% Global BRL Bonds due 2028 on May 17, 2007;

•	an offering of an additional R$750,000,000 (approximately $393 million) aggregate principal amount of its 10.25% Global BRL Bonds due 2028 on June 26, 2007;

•	an offering of an additional $525,000,000 aggregate principal amount of its 6.00% Global Bonds due 2017 on May 14, 2008;

•	an offering of US$1,025,000,000 aggregate principal amount of its 5.875% Global Bonds due 2019 on January 13, 2009; and

•	an offering of an additional US$750,000,000 aggregate principal amount of its 5.875% Global Bonds due 2019 on May 7, 2009.

Brazil amended its fiscal agency agreement with The Bank of New York as of June 28, 2004 to provide for the issuance in the future of global bonds that permit Brazil to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding bonds.

The following table sets forth details of Brazil’s public sector external debt by type of borrower at the end of the periods indicated.

Table No. 33

Public Sector External Debt by Type of Borrower

	As of December 31,
	2004	2005	2006	2007	2008
	(in millions of dollars, except percentages)
Central Government	$75,346	$75,161	$63,942	$58,991	$54,373
Public Entities(1)	49,946	21,427	21,592	21,755	25,347
Guaranteed	37,666	11,979	12,551	13,094	14,373
Non-Guaranteed	12,280	9,447	9,041	8,661	10,973
Total(2)	$125,291	$96,587	$85,533	$80,746	79,720
External Debt/GDP (%)	18.9%	10.9%	8.0%	6.1%	5.1%

(1)	Includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities.
(2)	Excludes private sector external debt (i.e., debt with an original maturity of one year or more) totaling $60.1 billion in 2004, $57.2 billion in 2005, $70.5 billion in 2006, $84.9 billion in 2007 and $90.4 billion in 2008.

Source: Central Bank

The following table sets forth Brazil’s public sector external debt by type of creditor at the end of the periods indicated.

Table No. 34

Public Sector External Debt by Type of Creditor(1)

	As of December 31,
	2004	2005	2006	2007	2008
	(in millions of dollars)
Commercial Banks	$11,245	$8,290	$9,111	$8,884	$10,485
Foreign Governments	7,146	5,714	3,192	3,078	3,280
Multilateral Organizations	44,588	19,266	22,096	22,421	24,116
Bondholders	60,930	61,587	50,741	46,070	41,562
Suppliers	502	352	393	291	277
Other	880	1,378	1	2	—
Total	$125,291	$96,587	$85,533	$80,746	$79,720

(1)	Debt with an original maturity of one year or more. Includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities. Excludes private sector external debt (i.e., debt with an original maturity of one year or more) totaling $60.1 billion in 2004, $57.2 billion in 2005, $70.5 billion in 2006, $84.9 billion in 2007 and $90.4 billion in 2008.

Source: Central Bank

Table No. 35

Public Sector External Debt by Type of Currency(1)

	As of December 31, 2004		As of December 31, 2005		As of December 31, 2006		As of December 31, 2007		As of December 31, 2008
	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)	(in millions)	(%)
U.S. Dollars	$76,507	61.1	$58,814	60.9	$47,002	55.0	$41,062	50.9	$40,452	50.7
Japanese Yen	8,307	6.6	6,763	7.0	5,184	6.1	3,882	4.8	4,630	5.8
Due to World Bank(2)			8,067	8.4	9,608	11.2	9,427	11.7	10,231	12.8
Deutsche Marks	2,842	2.3	2,211	2.3	1,648	1.9	769	1.0	200	0.3
French Francs	875	0.7	558	0.6	1	0.0		0	0	0
Due to IDB(2)			10,822	11.2	12,179	14.2	12,767	15.8	13,024	16.3
Pounds Sterling	627	0.5	489	0.5	282	0.3	112	0.1	139	0.2
Swiss Francs	265	0.2	58	0.1	5	0.0	4	0	3	0
Canadian Dollars	68	0.1	54	0.1	0	0.0	0	0		0
Special Drawing Rights	25,009	20.0	11	0.0	10	0.0	9	0	7	0
European Currency Units	10,343	8.3	6,923	7.2	6,239	7.3	6,288	7.8	6,122	7.7
Others	448	0.4	1,819	1.9	3,375	3.9	6,197	7.7	4,911	6.2

Total	$125,291	100.0	$96,586	100.0	$85,533	100.0	$80,746	100.0	$79,720	100.0

(1)	Total registered external debt. Includes indebtedness of the Central Bank, public enterprises, mixed-ownership enterprises, semi-autonomous entities, States and municipalities. Excludes private sector external debt (i.e., debt with an original maturity of one year or more) totaling $60.1 billion in 2004, $57.2 billion in 2005, $70.5 billion in 2006, $84.9 billion in 2007 and $90.4 billion in 2008.
(2)	Consists primarily of Dollars, Yen, Swiss Francs and Deutsche Marks. Beginning in 2004, external debt with multilateral institutions is registered among the currencies based on the percentage that each currency composes of the given basket.

Source: Central Bank

The following table sets forth the amortization schedule of Brazil’s public sector external debt by creditor.

Table No. 36

Public Sector External Debt Amortization Schedule by Creditor(1)

	Outstanding as of December 31,
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018 and thereafter
	(in millions of dollars)
Multilateral Organizations	24,116	2,034	2,061	2,281	3,286	2,149	1,720	1,639	1,426	1,304	6,216
Commercial Banks	10,484	2,018	735	2,820	527	1,319	302	869	306	144	1,445
Foreign Governments	3,280	488	544	370	358	335	284	242	183	121	355
Bondholders	41,562	1,842	2,221	2,466	2,689	1,429	1,143	3,232	1,838	3,425	21,277
Suppliers	277	93	65	59	30	15	6	4	3	2	1
Other	0	0	0	(0)	(0)	0	(0)	(0)	0	(0)	0

Total	79,720	6,476	5,625	7,996	6,890	5,246	3,455	5,987	3,755	4,997	29,293

(1)	This table includes debt with an original maturity of one year or more. Amortization figures in this table include only scheduled payments on outstanding debt as of December 31, 2008. This table excludes debt past due for 120 days or more, installment debt with three or more installments past due for 120 days or more and intercompany loans.

Source: Central Bank

On November 16, 2004, the Brazilian Senate adopted Senate Resolution No. 20, which consolidates Senate Resolution Nos. 57 dated November 10, 1995, as amended (relating to new issuances of bonds), and Senate Resolution No. 69 dated September 12, 1996 (relating to liability management transactions). Resolution No. 20 authorizes, among other things, (i) the issuance abroad of debt securities denominated in reais or a foreign currency and (ii) liability management through repurchases, exchanges and other transactions, including financial derivatives, in each case pursuant to the National Treasury’s Program of Securities Issuance and Management of Liabilities Abroad. The National Treasury is permitted to issue up to an aggregate of $75 billion under this program, subject to subsequent renewals by the Senate. The proceeds of the sale of securities under this program are required to be applied to the payment of the National Treasury’s federal public debt.

On December 15, 2003, the IMF announced that its Executive Board had approved a fifteen-month extension of Brazil’s existing standby facility. A total of SDR 10.1 billion (approximately $14.8 billion) was available under the facility, composed of SDR 5.6 billion (approximately $8.2 billion) in unused amounts under the existing facility and SDR 4.5 billion (approximately $6.6 billion) in additional funds. In addition, the IMF extended by one year repurchases of SDR 4 billion (approximately $5.8 billion) that Brazil would otherwise have been required to make in each of 2005 and 2006. On March 22, 2005, the IMF announced that it had completed its tenth and final review of Brazil’s performance under the standby facility and on March 28, 2005, the Federal Government announced that it had decided not to request IMF support under a successor arrangement. The standby facility expired on March 31, 2005.

On July 13, 2005, the Central Bank announced that the Federal Government had decided to prepay $4.9 billion in obligations owed to the IMF. Brazil made this prepayment on July 22, 2005. On December 27, 2005, Brazil prepaid the $10.8 billion in SDRs (based on a basket of key international currencies, equivalent to approximately $15.5 billion calculated at the December 13, 2005 $/SDR exchange rate) that remained outstanding under the IMF standby facility. Under the original schedule, the final repayment of the amounts due to the IMF would have occurred in 2007.

On July 18, 2005, Brazil invited holders of its USD Front-Loaded Interest Reduction with Capitalization Series L Bonds due 2014 (“C Bonds”) to submit offers to exchange such bonds in a modified Dutch auction for 8% Amortizing Global Bonds (“Amortizing Global Bonds”) on the terms and subject to the conditions set forth in Brazil’s prospectus supplement, dated July 18, 2005, to the prospectus dated January 5, 2005. The invitation expired at 4:30 p.m., New York City time, on July 21, 2005. Pursuant to the invitation, Brazil issued $4,508,571,000 aggregate principal amount of Amortizing Global Bonds in exchange for $4,272,201,000 aggregate principal amount of C Bonds tendered pursuant to the invitation. A total of $5,310,671,000 aggregate principal amount of C Bonds had been outstanding prior to the exchange. The Amortizing Global Bonds were issued on August 1, 2005. The clearing extension of maturity for the Amortizing Global Bonds was 3.75 years. Accordingly, the Amortizing Global Bonds will mature on January 15, 2018. On October 17, 2005, Brazil exercised its rights to redeem the C Bonds at par value.

On September 26, 2005, Brazil completed an offering of R$3,400,000,000 (equivalent on the issuance date to approximately $1.5 billion) aggregate principal amount of its 12.50% Global BRL Bonds due 2016. The Global BRL Bonds are denominated in reais. Principal of and interest on the Global BRL Bonds will be translated into, and payment of such principal and interest will be made in, U.S. dollars. The offering of Global BRL Bonds was the first offering of Brazilian real-denominated bonds made by Brazil in the international capital markets. From this initial offering through May 2009, Brazil completed seven different offerings for an additional R$6,787,500,000 aggregate principal amount of Global BRL Bonds.

Brazil also announced on December 22, 2005 that it would prepay the remaining $1.7 billion in debt that it owed to the Paris Club of creditor nations. The final payment was made in May 2006.

On February 9, 2006, the Federal Government announced that the Brazilian National Treasury, together with the Central Bank as its fiscal agent, had initiated a program for the repurchase of certain external debt securities using Brazil’s international reserves. The repurchase program targeted the Federal Government’s external debt securities that were scheduled to mature through 2010 (later extended to 2012), as well as Brazil’s External Federal Public Securities Debt Brady Bonds (the “Brady Bonds”). The Brazilian National Treasury canceled all debt securities repurchased under the program. The program is intended to reduce the Federal Government’s debt service payments in the intermediate term. The repurchase program remained in effect until December 31, 2006. US$6.1 billion (in face value) of external debt securities was repurchased from the secondary market, which is equivalent to $7.1 billion in financial value. The program reduced the external payment flows, between 2006 and 2024, in the amount of $8.5 billion, of which approximately $6.1 billion corresponded to debt principal and approximately $2.5 billion corresponded to debt interest. See “—Debt Crisis and Restructuring”.

In 2006, in addition to the above-mentioned repurchase program, other simultaneous measures were taken that contributed to the reduction of short-term external borrowing requirements and the improvement of the external debt profile. Included in these other measures were the repurchase of the Brady Bonds, in which $6.5 billion worth of Brady Bonds were repurchased at par, and the public buy back offer of External Federal Public Securities Debt (Dívida Pública Mobiliária Federal Externa, or “DPMFe”) bonds denominated in dollars and euros carried out by the National Treasury in June 2006 that withdrew from the market $1.3 billion (in face value) of DPMFe bonds, which is equivalent to $1.6 billion in financial value.

In January 2007, the Treasury announced that it could repurchase any external debt securities, subject to market conditions, independent of its maturity. This new stage of the repurchase program is carried out by the National Treasury external debt trade desk. In 2007 and 2008, Treasury repurchases from the secondary market amounted to US$6.5 billion (in face value) of external debt securities, which was equivalent to US$8.5 billion in financial value and reflected a withdrawal of approximately 16.7% of the overall stock of global securities from the market in December 2006. The overall reduction in interest to be paid by 2040 as a consequence of the Early Redemption Program reached US$9.4 billion (in current face value) in 2007 and US$2.3 billion in 2008. In the first five months of 2009, Treasury repurchases from the secondary market amounted to US$0.3 billion, which was equivalent to US$0.4 billion in financial value.

On April 30, 2008, Standard and Poor’s Rating Services published a report raising its long-term foreign currency sovereign credit rating on the Republic to BBB-, the first level to be considered investment grade, and the Republic’s long term local currency sovereign credit to BBB+. Ten Brazilian companies also had their ratings raised by S&P to investment grade, including Banco do Brasil, BNDES and Eletrobrás. On May 29, 2008, Fitch Ratings published a report also raising the Republic’s foreign currency sovereign credit rating to BBB-, its first level considered to be investment grade, and the Republic’s local currency long term debt to BB+.

Law No. 11803 of November 5, 2008 (originating from Provisional Measure No. 435 of June 26, 2008), provided for the transfer, to the Republic, of the profits from operations made by the Central Bank in 2008 with foreign exchange reserves and foreign exchange derivatives. The funds, amounting to R$185.3 billion, were transferred from the Central Bank to the National Treasury’s Single Account on March 9, 2009, for the amortization of the Domestic Federal Public Securities Debt (Divida Publica Moviliaria Federal interna, or “DPMFi”). This is equivalent to around 48% of the financial necessity of the Federal Public Debt (Dívida Pública Federal, or “DPF’) of 2009 (R$379.7 billion) according to the Annual Borrowing Plan of 2009.

With the publication of Provisional Measure No. 450 of December 9, 2008, the Federal Government allowed the National Treasury to use, on a permanent basis, the resources that are not linked to the financial surplus (comprised of the primary surplus and other sources of financial resources of the Republic) and the excess of tax collections to pay for the redemption of federal public debt. Previously, when the Treasury wanted to use those resources to pay the debt, it was necessary to issue a law—the most recent law, Law No. 11803 of November 5, 2008, was limited to the existing resources in the National Treasury on December 31, 2007. According to the Decree (no number) of September 11, 2008, the value of the financial surplus of 2007 used for this purpose totaled R$40.8 billion.

The IMF approved on October 29, 2008, the “Short-Term Liquidity Facility”, a tool to address short-term external liquidity to its member countries as a result of a liquidity shortage in the international interbank system. Brazil can draw the equivalent of 500% of its quota in the IMF for a period of three months, renewable for another two periods of three months. Every twelve months, the member country will be entitled to withdraw a maximum three times in a row. The borrower country must declare in a letter to the IMF Managing Director its commitment to maintain sound macroeconomic policies.

The Ministry of Finance announced, on April 9, 2009, Brazil’s participation in the Financial Transaction Plan (“TFP”), which makes Brazil part of the group of creditors and not debtors of the IMF. On June 10, 2009, the Ministry of Finance announced US$10.0 billion as a contribution to the TFP, which will help the IMF make loans to emerging countries that are suffering from problems resulting from the current global economic crisis. As compensation, Brazil will obtain from the IMF a special drawing right in a value equal to the Brazilian contribution.

Resolution No. 3,631, dated October 30, 2008, regulated the swap line of currencies between the Central Bank of Brazil and the Federal Reserve Bank based on Art 6 of Provisional Measure No. 443 that authorized the Central Bank of Brazil to implement currency swap operations with central banks of others countries. According to the Note for the Press of the Central Bank, the swap line of American dollars for Brazilian reals totaled US$30 billion and was valid until April 30, 2009. This expiration date was first extended to October 30, 2009, and on June 25, 2009, the Central Bank of Brazil and the Federal Reserve Bank extended the expiration date once again to February 1, 2010. This measure aims to ease the lack of liquidity in the international market.

Debt Crisis and Restructuring

With the inception of the Latin American debt crisis in 1982, voluntary lending to Brazil by commercial banks ceased. There followed several rounds of rescheduling, which culminated in Brazil’s Brady Plan restructuring pursuant to its 1992 Financing Plan.

On July 9, 1992, Brazil and the Bank Advisory Committee, consisting of nineteen of Brazil’s largest commercial bank creditors, reached an agreement-in-principle on the restructuring of Brazil’s medium- and long-term public sector indebtedness owed to commercial banks, as well as on a parallel arrangement for interest arrears accrued in respect of such indebtedness since January 1, 1991. Pursuant to that agreement, on April 15, 1994, Brazil issued approximately $43.1 billion principal amount of bonds to holders of certain medium- and long-term public sector debt (“Eligible Debt”) of Brazil, or guaranteed by Brazil, owed to commercial banks and certain other private sector creditors in consideration for the tender by such holders of their Eligible Debt and interest arrears accrued in respect thereof since January 1, 1991 (“Eligible Interest”). The bonds were issued pursuant to exchange agreements implementing the República Federativa do Brasil 1992 Financing Plan (the “1992 Financing Plan”), which provided for the restructuring of approximately $41.6 billion of Eligible Debt and arrangements for approximately $5.5 billion of Eligible Interest. Brazil’s Financing Plan was a “Brady Plan” restructuring, the term coined for debt restructuring based on the policy articulated by U.S. Treasury Secretary Nicholas Brady in a speech before the Third World Debt Conference in March 1989. The Brady Plan advocated restructurings which would, among other things, (i) exchange debt for freely transferable bonds, (ii) result in significant reductions in the level of debt and the rate of interest payable thereon, and (iii) collateralize some types of new bonds with the pledge of U.S. Treasury zero-coupon obligations.

Holders of Eligible Debt exchanged their Eligible Debt for the following types of bonds: (i) Par Bonds (“Par Bonds”), (ii) Discount Bonds (“Discount Bonds”), (iii) Front-Loaded Interest Reduction Bonds (“FLIRBs”), (iv) Front-Loaded Interest Reduction with Capitalization Bonds (“C-Bonds”), and (v) a combination of New Money Bonds (“New Money Bonds”) and Debt Conversion Bonds (“Debt Conversion Bonds”). Eligible Interest was exchanged (after giving effect to certain interest rate adjustments and cash interest payments made by Brazil pursuant to the 1992 Financing Plan) for EI Bonds (the “EI Bonds”). The Par Bonds, Discount Bonds, FLIRBs, C-Bonds, New Money Bonds, Debt Conversion Bonds and EI Bonds are referred to herein collectively as the “Brady Bonds”.

The 1992 Financing Plan produced a reduction of approximately $4 billion in the stock of Eligible Debt; the $11.2 billion of Eligible Debt tendered for Discount Bonds resulted in the issuance of $7.3 billion of such bonds. In addition, the Federal Government estimates that the 1992 Financing Plan will generate another $4 billion in interest savings over the 30-year repayment period. After giving effect to the completion of the phased delivery of collateral in October 1995, Brazil had approximately $17.8 billion of its external debt in the form of Par Bonds and Discount Bonds. The total cost of collateral to the Republic was approximately $3.8 billion.

On April 18, 2006, the Federal Government redeemed all of its outstanding Brady Bonds. A total of $6.6 billion aggregate principal amount of bonds was redeemed by Brazil on that date.

Debt Record

The Republic has defaulted on and rescheduled loans from commercial banks and official creditors. See “—Debt Crisis and Restructuring”. Throughout the debt restructuring process from 1982 to 1994, the Republic continued to make principal and interest payments on its external bonded indebtedness in accordance with the terms of such indebtedness. Prior to 1994, a very small percentage of Brazil’s external indebtedness was represented by bonds; however, this percentage has increased significantly as a result of the Brady Plan-type restructuring described above and subsequent debt offerings by the Republic in the international capital markets.

The National Treasury adopted a series of measures in 2006 aimed at improving DPF management. In the case of the DPMFi, the Treasury took steps to streamline domestic market operations and consolidate the process of opening the market to nonresident investors. Further to this change was the approval of Law No. 11,312/06, granting nonresidents an income tax exemption on gains on investments in public domestic debt bonds. This measure aligned Brazil with international practices, particularly among emerging countries. Simultaneously, similar to the impact on other countries, the measure fostered cost reductions and lengthening of debt maturities as a result of greater demand on the part of nonresident investors for longer-term fixed rate and inflation-linked securities. Further, Brazil opted for qualitative alterations in the debt structure, including the Early Redemption Program involving DPMFe bonds, in order to smooth the maturity profile of the short-term debt, as well as tender offers as part of the previously mentioned repurchase program and an offering of 2037 Bonds as part of a privately negotiated exchange offer transaction which occurred in 2006. The overall objective in this case was to improve Brazil’s external debt profile while lengthening average maturity terms. Other measures included exercising the call option of Brady Bonds, thereby eliminating all of these bonds which were related to the debt renegotiation process that marked the early 1990s, together with anticipated payments of liabilities to the Paris Club, generated by renegotiation agreements formalized between 1983 and 1992.

Measures adopted in 2007 which aim to improve DPF management include the creation of the Secondary Securities Market Work Group. Coordinated by the National Association of Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiro) and the Brazilian Association of Closed Pension Fund Entities (Associação Brasileira das Entidades Fechadas de Previdência Complementar), the working group is composed of representatives of the Central Bank, National Treasury, Brazilian Securities and Exchange Commission and Government Pension Fund Secretariat. The task of the working group is to strengthen the capital markets segment, deepen debates on the role of institutional investors in the secondary market and increase the liquidity levels of fixed rate securities in Brazil. Also, in order to increase transparency in the negotiations of federal public bonds in the secondary market, the Brazilian National Treasury and the Central Bank, through the Joint Normative Act No. 15 on January 14, 2008, raised the disclosure standards that financial institutions classified as dealers must meet in order to access the National Treasury’s special operations. Specifically, specialist dealers must now post daily, in two turns, bid and ask proposals for each bond that is its object of negotiation. The daily opening spread (the disclosure of bid and ask bond prices) will only be considered in the evaluation criteria if the average yield of the proposals is better or equal to the average yield on each occasion. This measure will allow market participants to have greater knowledge of the prices of the offered bonds, providing more transparency and improving the pricing of the bonds in the primary and secondary markets.

In 2007, the National Treasury issued 10-year fixed rate bonds on the domestic market for the first time. NTN-F 2017 became the longest term fixed rate domestic debt security, supplanting the NTN-F 2014, which was previously considered the longest term security. The security reached a volume of R$13.2 billion at the end of the year, solidifying its position as a benchmark at that point of the curve.

The average life trajectory of both DPF and DPMFi followed an upward curve throughout 2008, closing the year at 5.6 years and 4.9 years, respectively. Another result was a reduction in the percentage of debt coming due in 12 months. Here, the final figures for the year were 25.4% for DPF and 27.3% for DPMFi, brought about by a reduction in security issuances with terms of less than 12 months. DPMFi profile indicators show the best results since the initial data was first published in 1999. The share of Selic-indexed securities increased, rising from 33.4% in December 2007 to 35.8% in December 2008, while US$-linked securities accounted for 1.06%. The share of fixed-rate bonds reached 33.8% of DPMFi, while inflation-linked securities accounted for 29.3% of the total. The average life trajectory of both DPF and DPMFi were slightly reduced throughout the first five months of 2009, closing the year at 5.5 years and 4.9 years, respectively. The percentage of debt coming due in 12 months increased to 26.7% for DPF and 28.4% for DPMFi. The share of Selic-indexed securities increased from 35.4% in May 2008 to 39.3% in May 2009, while US$-linked securities accounted for 0.8%. The share of fixed-rate bonds reached 31.3% of DPMFi, while inflation-linked securities accounted for 28.4% of the total.

TABLES AND SUPPLEMENTARY INFORMATION

Table No. 37

External Direct Debt of the Federal Government

					Principal Amount(2)
Discrimination	Interest	Issue Date(1)	Final Maturity	Currencies	Amount Disbursed	Outstanding at Dec 31, 2008
					(in millions of dollars)
Multilateral Organizations
World Bank	Various	Various	Various	Various	11,664	7,151
BID	Various	Various	Various	Various	7,841	3,840
Others	Various	Various	Various	Various	135	8
	Total (Multilateral Organizations)				19,640	10,999

Foreign governments
Import Financing Credits	Various	Various	Various	Various	2,753	168
Original Loans	Various	Various	Various	Various	2,169	505
	Total (Foreign Governments)				4,922	673

Bonds (GLOBAL)
Global Bond (2009-A)	Floating	28-jun-04	26-jun-09	USD	750	256
Global Bond (2009)	14.500%	25-oct-99	14-oct-09	USD	2,000	1,000
Global Bond (2010)	12.000%	16-apr-02	15-apr-10	USD	1,000	413
Global Bond (2010-B)	9.250%	15-oct-03	22-oct-10	USD	1,500	807
Global Bond (2011)	10.000%	7-aug-03	4-aug-11	USD	750	667
Global Bond (2012)	11.000%	11-jan-02	11-jan-12	USD	1,250	890
Global Bond (2013)	10.250%	17-jun-03	17-jun-13	USD	1,250	1,014
Global Bond (2014)	10.500%	14-jul-04	11-jul-14	USD	1,250	760
Global Bond (2015)	7.875%	7-mar-15	7-mar-15	USD	2,516	2,156
Global Bond (2016)	12.500%	26-sep-05	5-jan-16	BRL	1,455	1,455
Global Bond (2017)	6.000%	14-nov-06	13-jan-17	USD	2,506	2,506
A Bond (2018)	8.000%	1-aug-05	20-jan-18	USD	3,737	3,449
Global Bond (2019)	8.875%	14-oct-04	14-oct-19	USD	1,500	1,309
Global Bond (2020)	12.250%	26-jan-00	14-jan-20	USD	1,000	666
Global Bond (2022)	12.500%	13-sep-06	5-jan-22	BRL	1,284	1,284
Global Bond (2024)	6.600%	16-mar-01	14-apr-24	USD	2,150	1,795
Global Bond (2024-B)	8.875%	16-apr-03	14- apr-24	USD	824	691
Global Bond (2025)	8.750%	4-feb-05	4-feb-25	USD	2,250	1,801
Global Bond (2027)	10.125%	9-jun-97	15-may-27	USD	3,500	2,650
Global Bond (2028)	10.250%	14-feb-07	7-jan-28	BRL	1,621	1,621
Global Bond (2030)	12.250%	29-mar-00	5-mar-30	USD	1,600	795
Global Bond (2034)	8.250%	20-jan-04	19-jan-34	USD	2,698	2,276
Global Bond (2037)	7.125%	18-jan-06	20-jan-37	USD	2,487	2,487
Global Bond (2040)	11.000%	17-aug-00	17-aug-40	USD	5,157	3,709
	Total (“Global”)				46,035	36,457

Bonds (EUROS)
2002 Euro Bond (2009)	11.500%	1-apr-02	1-apr-09	EUR	693	363
2000 Euro Bond (2010)	11.000%	4-feb-00	4-feb-10	EUR	1,039	587
2001 Euro Bond (2011)	9.500%	24-jan-01	24-jan-11	EUR	1,386	1,386
2004 Euro Bond (2012)	8.500%	24-sep-04	24-sep-12	EUR	1,385	1,385
2005 Euro Bond (2015)	7.375%	3-feb-05	3-feb-15	EUR	693	693
1997 Euro Bond (2017)	11.000%	26-jun-97	26-jun-17	ITL	537	537
	Total (“Euros”)				5,733	4,951

Bonds (Others)
1989 BIB	6.000%	31-08-1989	15-09-2013	USD	1,056	155
TOTAL BONDS	Total (Bonds)				52,824	41,563

Commercial Banks
Import Financing Credits with Guarantee of Foreign Governments	Various	Various	Various	Various	791	213
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	2,422	748
Loans	Various	Various	Various	Various	977	3
	Total (Commercial Banks)				4,190	964
Others
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	27	8
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	687	166
	Total (Others)				714	174
TOTAL	Total Amount				82,290	54,373

(1)	In the case of multiple tranches, the date refers to the first issuance of the security.
(2)	Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (selling) at December 31, 2008.

Source: Central Bank.

Table No. 38

External Debt Guaranteed by the Federal Government

	Interest	Issue Date	Final Maturity	Currencies	Amount Disbursed	Principal Amount(1) Outstanding At December 31, 2008
					(in millions of dollars)
I. To Public Entities
Multilateral Organizations
World Bank	Various	Various	Various	Various	6,586	3,080
Inter-American Development Bank	Various	Various	Various	Various	11,860	8,739
Others	Various	Various	Various	Various	449	153

Total (Multilateral Organizations)						11,972

Foreign Governments
Import Financing Credits	Various	Various	Various	Various	2,287	550
Foreign Governmental Agencies Original Loans	Various	Various	Various	Various	3,211	946

Total (Foreign Governments)						1,496

Commercial Banks
Import Financing Credits with Guarantee of Foreign Governments	Various	Various	Various	Various	100	61
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	771	202
Loans	Various	Various	Various	U.S.$	1,727	635

Total (Commercial Banks)						898

Other
Loans	Various	Various	Various	Various
Total (Other)
Total for Public Entities						14,366

II. To Private Companies
(Including Privatized Companies)	Various	Various	Various	Various	971	322

III. Intercompany Loans
	Various	Various	Various	Various	971	50
Total for Private Entities						372

Total						14,738

(1)	Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (sell side) at December 31, 2008.

Source: Central Bank

Table No. 39

Internal Securities Debt of the Republic

Outstanding on December 31, 2008

Name	Index(1)	Interest Rate	Issuance Date	Final Maturity	Outstanding Amount(3) (millions of $)
National Treasury Letters (NTL)	Fixed	0(2)	Various (Mar 2004– Dec 2006)	Various (Jan 2006– Jul 2008)	$102,215.92

National Treasury Notes (NTN)
A Series		$6,00%	Various (Dec 1997– Nov 2000)	Various (Sep 2013– Apr 2024)	$4,301.21
B Series	IPCA	6,00%	Various (Nov 2001– Dec 2006)	Various (Aug 2006– May 2045)	$130,560.34
C Series	IGP-M	6% and 12%	Various (Dec 1999– Dec 2005)	Various (Dec 2006– Jan 2031)	$25,991.98
D Series		$6% and 12%	Various (Jan 2001– Jun 2003)	Various (Feb 2006– Jul 2008)	$0.00
F Series	Fixed	10%	Various (Jan 2004– Dec 2006)	Various (Jan 2008– Jan 2012)	$73,061.06
I Series		$0% and 12%	Various (May 1996– Apr 2001)	Various (Jan 2006 – Jul 2021)	$611.67
M Series	$	Libor + 7/8%	Apr 1994–Sep 1994	Various (Apr 2006– Apr 2009)	$8.62
P Series	TR	6,00%	Various (May 1994– Jan 2005)	Various (Sep 2007– Jan 2021)	$320.08

National Treasury Bonds	TR	6,00%	Various (Dec 1989– Nov 1990)	Various (Mar 2006– Sep 2013)	$12.03

Financial Treasury Letters (FTL)	Overnight	—	Various (Aug 1998– Dec 2006)	Various (Jan 2006– Dec 2013)	$192,160.34
A Series	Overnight	0.0245% (4)	Various (May1998– Jun 2000)	Various (May 2013–Jun 2015)	$1,488.58
B Series	Overnight	—	Various (Dec 1997– May 2004)	Various (Jan 2006– Oct 2015)	$266.45

National Treasury Certificate (CTN)	IGP-M	12%	Various (May 1998– Aug 2004)	Various (May 2018–Aug 2024)	$1,909.99

Financial Treasury Certificate (CFT)
A Series	IGP-DI	6% and 12%	Various (Sep 1998– Set 2001)	Various (Jan 2006– Sep 2028)	$2,899.58
B Series	TR	6,00%	Various (Jan 1997– Jan 2005)	Various (Jan 2027– Jan 2035)	$6.35
D Series		$0% and 6%	Various (Apr 2000– Apr 2002)	Jan 2016–May 2031	$778.14
E Series	IGP-M	Various	Various (Dec 2000– Jan 2005)	Various (Mar 2011– Jan 2035)	$527.44

Securitized Credits	IGP-DI	Various	Various (Aug 1995– Apr 2000)	(Jan 2006–Jan 2023)	$273.33
	INPC	Various	(Jun 1998)	(Jul 2015)	$5.73
	TR	Various	Jan 1997–Jun 1998	Various (Sep 2007– Jan 2027)	$6,177.65

Public Debt Certificate (CDP)	TR	Various	(Mar 1998-Mar 2002)	Various (Mar 2028– Mar 2032)	$0.13
Agrarian Debt Securities (TDA)	TR	Various	Various	Various (Jan 2006 – Dec 2025)	$2,029.44
Total					$545,606.07

(1)	Securities indexed to each indicated rate/index:

Overnight = Central Bank’s overnight rate

IGPM = General Price Index (market based)

$ = U.S. dollar exchange rate

TR = Index based on average daily rate of certificates of deposit issued by certain major

Brazilian banks

TJLP = Long-term interest rate index

(2)	Zero-coupon securities issued at a discount from their face amount.
(3)	Exchange rate (selling rate) at end of December 31, 2008 (R$2.337=$1.00).
(4)	Monthly interest rate.

Source: National Treasury Secretariat